As filed with the Securities and Exchange Commission on July 9, 2010
Registration No. 333-167193

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
PLY GEM HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3089	20-0645710
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

5020 Weston Parkway, Suite 400
Cary, North Carolina 27513
(919) 677-3900
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Shawn K. Poe
Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, North Carolina 27513
(919) 677-3900
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

John C. Kennedy, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000	Stephen L. Burns, Esq. William J. Whelan III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)	Registration Fee(2)
Common Stock, par value $0.01 per share	$300,000,000	$21,390

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated July 9, 2010

Prospectus
     shares

Ply Gem Holdings, Inc.

Common Stock

This is an initial public offering of Ply Gem Holdings, Inc. common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $      and $      per share. We intend to apply for listing of our common stock on the New York Stock Exchange under the symbol ‘‘PGEM.”

We are selling           shares of common stock. The selling stockholders named in this prospectus have granted the underwriters an option to purchase a maximum of           additional shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Investing in our common stock involves risks.  See “Risk factors” on page 13.

Underwriting
		Discounts and	Proceeds to
	Price to Public	Commissions	Ply Gem Holdings, Inc.

Per Share	$	$	$
Total	$	$	$

Delivery of the shares of common stock will be made against payment in New York, New York on or about          , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan	Goldman, Sachs & Co.

Credit Suisse	UBS Investment Bank

Deutsche Bank Securities

          , 2010.

You should rely only on the information contained in this prospectus and any free writing prospectus we provide to you. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or such other date stated in this prospectus.

i

Market and industry data

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on good faith estimates by our management, which are derived from their review of internal surveys, as well as the independent sources listed above. Gary E. Robinette, our President and Chief Executive Officer, is a member of the Policy Advisory Board of Harvard University’s Joint Center for Housing Studies, and we have relied, in part, on its study for the market and statistical information included in this prospectus.

ii

Prospectus summary

This summary highlights material information about us and this offering, but does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the “Risk factors” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus before investing. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary note regarding forward-looking statements.”

Unless otherwise specified or the context requires otherwise, (i) the term “Ply Gem Holdings” refers to Ply Gem Holdings, Inc.; (ii) the term “Ply Gem Industries” refers to Ply Gem Industries, Inc., the principal operating subsidiary of Ply Gem Holdings; (iii) the terms “we,” “us,” or “our,” “Ply Gem” and the “Company” refer collectively to Ply Gem Holdings and its subsidiaries; and (iv) the term “Reorganization Transactions” refers to the transactions described in “Certain relationships and related party transactions—Reorganization transactions.” The use of these terms is not intended to imply that Ply Gem Holdings and Ply Gem Industries are not separate and distinct legal entities.

Except as the context otherwise requires, references to information being “pro forma” or “on a pro forma basis” means such information is presented after giving effect to the Reorganization Transactions, the entry into the tax receivable agreement described in “Certain relationships and related party transactions—Tax receivable agreement,” this offering and the estimated use of proceeds from this offering. See “Unaudited pro forma financial information.”

Our company

We are a leading manufacturer of residential exterior building products in North America, operating in two reportable segments: (i) Siding, Fencing, and Stone and (ii) Windows and Doors, which comprised approximately 60% and 40% of our sales, respectively, for the fiscal year ended December 31, 2009. These two segments produce a comprehensive product line of vinyl siding, designer accents and skirting, vinyl and composite fencing and railing, stone veneer and vinyl windows and doors used in both new construction and home repair and remodeling in the United States and Western Canada. Vinyl building products have the leading share of sales volume in siding and windows in the United States. We also manufacture vinyl and aluminum soffit and siding accessories, aluminum trim coil, wood windows, aluminum windows, vinyl and aluminum-clad windows and steel and fiberglass doors, enabling us to bundle complementary and color-matched products and accessories with our core products. We believe that our comprehensive product portfolio and geographically diverse, low cost manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other exterior building products suppliers. For the year ended December 31, 2009, we had net sales of $951.4 million, adjusted EBITDA of $116.2 million and net loss of $76.8 million. For the three months ended April 3, 2010, we had net sales of $204.2 million, adjusted EBITDA of $12.4 million and net income of $54.1 million as compared to net sales of $182.8 million, adjusted EBITDA of $(12.5) million and net loss of $55.5 million for the three months ended April 4, 2009.

Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continued success:

•	Leading Manufacturer of Exterior Building Products. Based on our internal estimates and industry experience, we believe we have established leading positions in many of our core product categories including: No. 1 in vinyl siding in the U.S.; No. 1 in aluminum accessories in the U.S.; No. 2 in vinyl and aluminum windows in the U.S.; and No. 2 in windows and doors in Western Canada. We achieved this success by developing a broad offering of high quality products and providing superior service to our customers. We are one of the few companies that operate a geographically diverse manufacturing platform capable of servicing our customers across the entire United States and Western Canada. The scale of our operations also positions us well as customers look to consolidate their supplier base. We believe our broad offering of leading products, geographically diverse manufacturing platform and long-term customer relationships make us the manufacturer of choice for our customers’ exterior building products needs.

•	Comprehensive Product Portfolio with Strong Brand Recognition. We offer a comprehensive portfolio of over twenty exterior building product categories covering a full range of price points. Our broad product line gives us a competitive advantage over other exterior building product suppliers who provide a narrower range of products by enabling us to provide our customers with a differentiated value proposition to meet their own customers’ needs. Our leading brands, such as Ply Gem®, Mastic® Home Exteriors, Variform®, Napco®, Georgia-Pacific (which we license) and Great Lakes® Window, are well recognized in the industry. Many of our customers actively support our brands and typically become closely tied to our brands through joint marketing and training, fostering long-term relationships under the common goal of delivering a quality product.

We believe a distinguishing factor in our customers’ selection of Ply Gem as a supplier is the innovation and quality for which our brands are known. As a result, our customers’ positive experience with one product or brand affords us the opportunity to cross-sell additional products and effectively introduce new products. Since 2007, we have successfully implemented a more unified brand strategy to expand our cross-selling opportunities between our siding and window product offerings. For instance, we recently consolidated certain window product offerings under the Ply Gem brand to offer a national window platform to our customers, which we believe represents a comprehensive line of new construction and home repair and remodeling windows in the industry. With our extensive product line breadth, industry-leading brands and national platform, we believe we can provide our customers with a more cost-effective, single source from which to purchase their exterior building products.

•	Multi-Channel Distribution Network Servicing a Broad Customer Base. We have a multi-channel distribution network that serves both the new construction and home repair and remodel end markets through our broad customer base of specialty and wholesale distributors, retail home centers, lumberyards, remodeling dealers and builders. Our multi-channel distribution strategy has increased our sales and penetration within these end markets, while limiting our exposure to any one customer or channel such that our top ten customers only accounted for approximately 36.3% of our net sales in 2009. We believe our strategy enables us to minimize channel conflict, reduce our reliance on any one channel and reach the greatest number of end customers while providing us with the ability to increase our sales and to sustain our financial performance through economic fluctuations.

•	Balanced Exposure to New Construction and Home Repair and Remodeling. Our products are used in new construction and home repair and remodeling, with our diversified product mix reducing our overall exposure to any single sector. We operate in two reportable segments: (i) Siding, Fencing, and Stone, which has been weighted towards home repair and remodeling, and (ii) Windows and Doors, which has historically focused on new construction. We have recently begun to expand our presence in the home repair and remodel window sector through the launch of a new series of repair and remodel window products, focusing on the unique requirements of this sector while leveraging our existing customer relationships. This is one of several new initiatives that have been well received by our customers and that complement our established product offerings by utilizing our national sales force to sell multiple products in our portfolio. We believe the diversity of our end markets and products provides us with a unique opportunity to capitalize on the overall housing market recovery.

•	Highly Efficient, Low Cost Operating Platform. Since mid-2006, we have closed or consolidated eight plants, generating savings of over $30 million annually, and reduced our workforce by approximately 50%. During this time, we also invested approximately $54 million in capital expenditures, including new product introductions and upgrades to equipment, facilities and technology, to continue improving our vertically integrated manufacturing platform. For example, our multi-plant window manufacturing platform allows us to service our customers with less than one week lead times across a broad geographic coverage area, providing us a competitive advantage with the ability to operate in just-in-time fashion. This capability provides a unique service proposition to our customers while allowing us to maintain minimal inventory levels in our window product offerings. In addition, as a result of our Polyvinyl Chloride Resin (PVC) purchasing scale (we are one of the largest purchasers in North America based on industry estimates), we are able to secure favorable prices, terms and input availability through various cycles.

Through our strong cost controls, vertically-integrated manufacturing platform, continued investment in technology and significant purchasing scale, we have improved efficiency and safety in our manufacturing facilities while reducing fixed costs to approximately 21% of our total cost structure, which provides significant operating leverage as the housing market recovers. Furthermore, our manufacturing facilities are among the safest in all of North America with three of them having received the highest federal and/or state Occupational Safety and Health Administration (“OSHA”) safety award and rating. We believe that we have one of the most efficient and safest operating platforms in the exterior building products industry, helping to drive our profitability.

•	Proven Track Record of Acquisition Integration and Cost Savings Realization. Our five acquisitions since early 2004 have enhanced our geographic diversity, expanded our product offerings and enabled us to enter new product categories. Most recently, our acquisition of United Stone Veneer (now branded Ply Gem Stone) in 2008 enabled us to enter the stone veneer product category, which is one of the fastest growing categories of exterior cladding products. We have maintained a disciplined focus on integrating new businesses, rather than operating them separately, and have created meaningful synergies as a result. Through facility and headcount rationalizations, strategic sourcing and other manufacturing improvements, we have permanently eliminated over $50 million in aggregate costs. We view our ability to identify, execute and integrate acquisitions as one of our core strengths and expect that this initial public offering will significantly improve our financial position and flexibility, enabling us to lead the continued consolidation of the exterior building products industry.

•	Strong Management Team with Significant Ownership. We are led by a committed senior management team that has an average of over 20 years of relevant industry experience. Our current senior management, with financial and advisory support from affiliates of CI Capital Partners LLC, has successfully transformed Ply Gem from operating as a holding company with a broad set of brand offerings to an integrated business model under the Ply Gem brand, positioning our Company to grow profitably and rapidly as the market recovers. As of April 3, 2010, after giving effect to the Reorganization Transactions (assuming a public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), members of our management team held common stock and stock awards representing approximately % of the shares of our Company, which will decline to % upon completion of this initial public offering.

Our business strategy

We are pursuing the following business and growth strategies:

•	Capture Growth Related to Housing Market Recovery. As a leading manufacturer of exterior building products, we intend to capitalize on the recovery in new construction and home repair and remodeling. The 2009 level of 441,000 single family housing starts was approximately 60% below the 50 year average, representing a significant opportunity for growth as activity returns to historical levels. Furthermore, we believe that the underinvestment in homes during the recent recession and the overall age of the U.S. housing stock will drive significant future spending for home repair and remodeling.

We expect current and new homeowners’ purchases to focus on including or replacing items that provide the highest return on investment, have positive energy efficiency attributes and provide potential cost savings. Our broad product offering addresses expected demand growth from all of these key trends, through our balanced exposure to the new construction and home repair and remodel end markets, diverse price points, the high recovery value for home improvements derived from our core product categories and the ability to provide products that qualify for many of the energy efficiency rebate and tax programs currently in effect or under consideration.

•	Continued Increase of Market Penetration. We intend to increase the market penetration of our siding, fencing and stone products and our window and door products by leveraging the breadth of our product offering and broad geographical footprint to serve customers across North America. Additionally, our continued investments in product innovation and quality, coupled with strong customer service, further enhance our ability to capture increased sales in each of our core product categories. For example, based on our internal estimates and industry experience, we believe that we have increased our penetration of the U.S. vinyl siding end market and that in 2009 we accounted for approximately 33% of total unit sales as compared to approximately 29% in 2008. In addition, we believe that we have increased our share of total unit sales of U.S. vinyl and aluminum windows for new construction from approximately 17% in 2008 to 22% in 2009. In 2010, we will be introducing a new line of vinyl windows under our Ply Gem brand as well as under our Mastic Home Exteriors brand, historically associated with vinyl siding products, that will be marketed and sold by our vinyl siding sales force, a first for Ply Gem. We believe that this demonstrates the substantial opportunity across our product categories to continue to cross-sell and bundle products, thereby increasing revenues from our existing channel partners and industry relationships. We expect to build upon the approximately $285 million in product share gains we achieved in

2008 and 2009, and as the market recovers from its current low levels we expect to further enhance our leading positions.

•	Expand Brand Coverage and Product Innovation. We will continue to increase the value of the Ply Gem brands by introducing new product categories for our customers and by developing innovative new products within our existing product categories. For example, we have developed a complete series of window products under the Ply Gem brand to target the higher margin home repair and remodeling window end market. Furthermore, our recent addition of stone veneer to our product offering in the Siding, Fencing, and Stone segment provides existing siding customers with access to the fastest growing category of exterior cladding products.

Our new products frequently receive industry recognition, as evidenced by our Ply Gem Mira aluminum-clad wood window, which was an International Builder’s Show Product Pick in 2008. In addition, our Cedar Discovery designer accent product and our Ovation vinyl siding product were both named one of the top 100 products by leading industry publications. The result of our commitment to product development and innovation has been demonstrated in the $85 million of incremental annualized sales that we recognized from new products introduced in 2008 and 2009.

•	Drive Operational Leverage and Further Improvements. While we reduced our production capacity during the past several years, we have retained the flexibility to bring back idled lines, facilities and/or production shifts in order to increase our production as market conditions improve. This incremental capacity can be selectively restarted, providing us with the ability to match increasing customer demand levels as the housing market returns to historical levels of approximately one million or more single family housing starts without the need for significant capital investment. In our Windows and Doors segment, where we have historically focused on new construction, we believe that our new window products for home repair and remodeling will be able to drive increased volumes through these manufacturing facilities and enhance operating margins.

Over the past several years, we have significantly improved our manufacturing cost structure; however, there are opportunities for further improvements. We believe that the continued expansion of lean manufacturing and vertical integration in our manufacturing facilities, along with the further consolidation of purchases of key raw materials, supplies and services will continue to provide us with cost advantages compared to our competitors. In addition, the integration of our sales and marketing efforts across our product categories provides an ongoing opportunity to significantly improve our customer penetration and leverage the strength of our brands. Furthermore, we have centralized many back office functions into our corporate office in Cary, North Carolina and believe that additional opportunities remain. We believe all of these factors should drive continued growth in profitability while improving our cash flow and capital efficiency.

Building products end markets

Demand for exterior building products, including siding, fencing, stone, windows and doors, is primarily driven by the construction of new homes and the repair and remodeling of existing homes, which are affected by changes in national and local economic and demographic conditions, employment levels, availability of financing, interest rates, consumer confidence and other economic factors.

New construction

New construction in the United States experienced strong growth from the early 1990s to 2006, with housing starts increasing at a compounded annual growth rate of 3.8%. However, from 2006 to 2009, single family housing starts declined 70% according to the National Association of Home Builders (“NAHB”). While the industry has experienced a period of severe correction and downturn, management believes that the long-term economic outlook for new construction in the United States is favorable and supported by an attractive interest rate environment and strong demographics, as new household formations and increasing immigration drives demand for starter homes. According to the Joint Center for Housing Studies of Harvard University, net new households between 2010 and 2020 are expected to be between 12.5 million units and 14.8 million units, with the low end of the range equal to net new housing units achieved between 1995 and 2005. Strong demographics and interest rates on home loans at historically low levels are stimulants for demand in the United States for new construction. According to the NAHB April 23, 2010 forecast, annual single family housing starts are expected to increase by 25.3% and 52.3% in 2010 and 2011, respectively. In addition, new construction in Canada is expected to benefit from similar demand stimulants as new construction in the United States, such as strong demographic trends and historically low interest rate levels. According to the Canadian Mortgage and Housing Corporation (“CMHC”), housing starts in Alberta, Canada are estimated to increase by approximately 18.5% and 19.4% in 2010 and 2011, respectively, demonstrating the recovery in new construction in Western Canada.

Home repair and remodeling

Since the early 1990s and through 2006, demand for home repair and remodeling products in the United States increased at a compounded annual growth rate of 4.3%, according to the U.S. Census Bureau, as a result of strong economic growth, low interest rates and favorable demographics. However, beginning in 2007 the ability for homeowners to finance repair and remodeling expenditures, such as replacement windows or vinyl siding, has been negatively impacted by a general tightening of lending requirements by financial institutions and the significant decrease in home values, which limited the amount of home equity against which homeowners could borrow. Management believes that expenditures for home repair and remodeling products are also affected by consumer confidence that declined during 2009 due to general economic conditions and increased unemployment levels. Although certain aspects of the federal stimulus plan enacted in early 2009, such as energy saving tax credits and Homestar, may encourage some consumers to make home improvements, including the replacement of older windows with newer more energy-efficient windows, management believes that these favorable measures could be offset during 2010 by the effects of high unemployment, limited availability of consumer financing and lower consumer confidence levels. However, management believes the long-term economic outlook of the demand for home repair and remodeling products in the United States is favorable and supported by the move towards more energy-efficient products, recent underinvestment in home maintenance and repair and aging housing stock.

Risks associated with our business

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk factors.” These risks represent challenges to the successful implementation of our strategy and the growth of our business. Some of these risks are:

•	Downturns in the home repair and remodeling and new construction sectors or the economy and the availability of consumer credit could adversely impact our end users and lower the demand for, and pricing of, our products, which in turn could cause our net sales and net income to decrease.

•	We face competition from other exterior building products manufacturers and alternative building materials. If we are unable to compete successfully, we could lose customers and our sales could decline.

•	Changes in the costs and availability of raw materials, especially PVC resin and aluminum, can decrease our profit margin by increasing our costs.

•	Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may decline if our key customers reduce the amount of products that they purchase from us.

•	Our business is seasonal and can be affected by inclement weather conditions that could affect the timing of the demand for our products and cause reduced profit margins when such conditions exist.

•	As of April 3, 2010, on an adjusted basis after giving effect to the Reorganization Transactions and this offering, we would have had approximately $ million of indebtedness outstanding. The significant amount of our indebtedness may limit the cash flow available to invest in the ongoing needs of our business.

•	We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. We may also be unable to generate sufficient cash to make required capital expenditures.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk factors” beginning on page 13.

Our principal stockholders

After giving effect to the Reorganization Transactions (assuming a public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), affiliates of, and companies managed by, CI Capital Partners LLC (“CI Capital Partners”), including Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P. (collectively, the “CI Partnerships”), will beneficially own approximately     % of our common stock. Upon completion of this offering, after giving effect to the Reorganization Transactions (assuming a public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), the CI Partnerships are expected to beneficially own approximately     % of our outstanding common stock, or     % if the underwriters exercise their over-allotment option in full.

CI Capital Partners is a leading private equity investment firm specializing in leveraged buyouts of middle-market companies located primarily in North America. Since its inception, CI Capital Partners’ investment activities have been managed by Frederick Iseman and Steven Lefkowitz who have invested together for 17 years. CI Capital Partners’ senior investment professionals have 59 years of collective experience at CI Capital Partners.

Reorganization transactions

In connection with this offering, we will merge with our parent corporation and engage in a series of transactions that will convert the outstanding subordinated debt and preferred stock of our parent corporation into common equity and result in a single class of our common stock outstanding.

Currently, Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”) owns 100% of our capital stock. Immediately prior to the closing of this offering, Ply Gem Prime will merge with and into Ply Gem Holdings, with Ply Gem Holdings being the surviving entity. In the reorganization merger, we will issue a total of           shares of our common stock, representing     % of our outstanding common stock after giving effect to this offering. In the reorganization merger, all of the preferred stock of Ply Gem Prime will be converted into a number of shares of our common stock based on the initial public offering price of our common stock and the liquidation value of and the maximum dividend amount in respect of the preferred stock. The holders of common stock of Ply Gem Prime will receive an aggregate number of shares of our common stock equal to the difference between           and the number of shares of our common stock issued to the holders of preferred stock of Ply Gem Prime. Based on an assumed public offering price of $     per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), in the reorganization merger, holders of preferred stock of Ply Gem Prime will receive an aggregate of          shares of our common stock and holders of common stock of Ply Gem Prime will receive an aggregate of          shares of our common stock.

Finally, in connection with the reorganization merger, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of our common stock with adjustments to the number of shares and per share exercise prices. See “Certain relationships and related party transactions — Reorganization transactions.”

Corporate information

We were incorporated under the laws of the State of Delaware on January 23, 2004. Our principal executive offices are located at 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513. Our telephone number is (919) 677-3900. Our website is www.plygem.com. Information contained on our website does not constitute a part of this prospectus.

The offering

Common stock outstanding before this offering	shares.

Common stock offered by us	shares.

Common stock offered by the selling stockholders	shares if the underwriters exercise their over-allotment option in full.

Common stock to be outstanding immediately after this offering	shares.

Use of proceeds	We estimate that the net proceeds to us from this offering will be $ million, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds to us (i) to redeem or repurchase a portion of our outstanding indebtedness and (ii) to pay transaction fees and other expenses.

We will not receive any proceeds from the sale of our common stock by the selling stockholders if the underwriters exercise their option to purchase additional shares from the selling stockholders.

See “Use of proceeds.”

NYSE symbol	“PGEM.”

Risk factors	You should read the “Risk factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

The number of shares of our common stock outstanding after this offering excludes          shares that are subject to options granted pursuant to the Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan (the “2004 Option Plan”) as of          , 2010 at a weighted average exercise price of $      per share and           shares reserved for issuance under our 2010 Equity Award Plan (and together with the 2004 Option Plan, the “Equity Plans”). See “Executive compensation.”

Unless we indicate otherwise, all information in this prospectus:

•	assumes that the underwriters do not exercise their option to purchase from the selling stockholders up to shares of our common stock to cover over-allotments;

•	assumes a public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus); and

•	gives effect to the Reorganization Transactions.

Summary historical and pro forma consolidated financial data of Ply Gem Holdings, Inc.

The summary historical consolidated financial data presented below for each of the years in the three year period ended December 31, 2009 have been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The summary historical consolidated statement of operations data for the three month periods ended April 3, 2010 and April 4, 2009 and the balance sheet data as of April 3, 2010 have been derived from the Ply Gem Holdings unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this prospectus and have been prepared on the same basis as our audited financial statements. In the opinion of management, the Ply Gem Holdings unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial position and results of operations in these periods. The results of any interim period are not necessarily indicative of the results that can be expected for the full year or any future period.

The information set forth below should be read in conjunction with “Capitalization,” “Unaudited pro forma financial information,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	Three months	Three months
	ended	ended	Year ended December 31,
(amounts in thousands (except per share data))	April 3, 2010	April 4, 2009	2009		2008	2007

Statement of operations data:(1)
Net sales	$204,205	$182,751		$951,374	$1,175,019	$1,363,546
Costs and expenses:
Cost of products sold	167,308	169,691		749,841	980,098	1,083,153
Selling, general and administrative expenses	33,806	40,962		141,772	155,388	155,963
Amortization of intangible assets	6,794	4,906		19,651	19,650	17,631
Goodwill impairment	—	—		—	450,000	—
Intangible asset impairment	—	—		—	—	4,150

Total costs and expenses	207,908	215,559		911,264	1,605,136	1,260,897

Operating earnings (loss)	(3,703)	(32,808)		40,110	(430,117)	102,649
Foreign currency gain (loss)	104	(88)		475	(911)	3,961
Interest expense(2)	(34,007)	(33,756)		(135,514)	(138,015)	(99,698)
Interest income	53	65		211	617	1,704
Gain on extinguishment of debt(2)	98,187	—		—	—	—

Income (loss) before provision (benefit) for income taxes	60,634	(66,587)		(94,718)	(568,426)	8,616
Provision (benefit) for income taxes	6,532	(11,049)		(17,966)	(69,951)	3,634

Net income (loss)	$54,102	$(55,538)		$(76,752)	$(498,475)	$4,982

Basic and diluted earnings (loss) attributable to common stockholders per common share	$541.02	$(555.38)		$(767.52)	$(4,984.75)	$49.82
Pro forma earnings per share:(3)(4)
Basic earnings per share	$		$

Diluted earnings per share	$		$

Weighted average shares outstanding:
Basic weighted average shares outstanding

Diluted weighted average shares outstanding

	Three months	Three months
	ended	ended	Year ended December 31,
(amounts in thousands (except per share data))	April 3, 2010	April 4, 2009	2009	2008	2007

Other data:
Adjusted EBITDA(5)	$12,357	$(12,537)	$116,215	$96,095	$176,016
Capital expenditures	3,029	2,446	7,807	16,569	20,017
Depreciation and amortization	15,454	13,896	56,271	61,765	54,067
Annual single family housing starts(6)	n/a	n/a	441	616	1,036
Selected Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(21,416)	$(48,716)	$(16,882)	$(58,865)	$73,844
Investing activities	(3,028)	(2,425)	(7,835)	(11,487)	(56,407)
Financing activities	38,950	9,974	(17,528)	78,233	(15,068)

	As of April 3, 2010
Balance sheet data:	Actual	Pro Forma(4)(7)

Cash and cash equivalents	$31,659	$
Total assets	1,011,301
Total debt	926,778
Stockholder’s deficit	(143,831)

(1)	We adopted the recognition and disclosure requirements in 2007 and the measurement provisions in 2008 of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (now included in Accounting Standards Codification (ASC) 715, Compensation—Retirement Benefits). On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (now included in ASC 740, Income Taxes). In addition, we elected to change our method of accounting for a portion of our inventory in 2008 from the last-in, first out (LIFO) method to the first-in, first-out (FIFO) method.

(2)	During the three months ended April 3, 2010, we separately classified a non-cash gain on extinguishment in connection with the redemption of our 9% Senior Subordinated Notes due 2012 (the “9% Senior Subordinated Notes). During the year ended December 31, 2008, we classified extinguishment losses arising from $14.0 million of non-cash deferred financing costs associated with previous term debt, $6.8 million for a prepayment premium and $6.8 million of bank amendment fees as interest expense.

(3)	Reflects the Reorganization Transactions and the change in the Company’s capital structure prior to the completion of this offering.

The following details the computation of the pro forma earnings (loss) per common share:

	Three months	For the Year
	ended	ended
(amounts in thousands (except per share data))	April 3, 2010	December 31, 2009

Net income (loss)	$54,102	$(76,752)

Unaudited pro forma weighted average common share calculation:
Conversion of Ply Gem Prime Holdings common stock
Conversion of Ply Gem Prime Holdings preferred stock
Unaudited basic pro forma weighted average shares outstanding
Treasury stock effect of outstanding stock options
Unaudited diluted pro forma weighted average shares outstanding

Pro forma earnings (loss) per common share:
Pro forma basic earnings (loss) per common share
Pro forma diluted earnings (loss) per common share

(4)	The summary pro forma financial data are based upon available information and certain assumptions as discussed in the notes to the unaudited financial information presented under “Unaudited pro forma financial information.” The summary pro forma financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if each such transaction had occurred on the dates specified above, nor does this data purport to represent the results of operations for any future period.

(5)	Adjusted EBITDA means net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash gain on extinguishment of debt, non-cash foreign currency gain/(loss), amortization of non-cash write-off of the portion of excess purchase price from acquisitions allocated to inventories, restructuring and integrations costs, customer inventory buybacks, impairment charges and management fees paid under our advisory agreement with an affiliate of the CI Partnerships. Other companies may define adjusted EBITDA differently and, as a result, our measure of adjusted EBITDA may not be directly comparable to adjusted EBITDA of other companies. Management believes that the presentation of adjusted EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. We have included adjusted EBITDA because it is a key financial measure used by management to (i) assess our ability to service our debt and/or incur debt and meet our capital expenditure requirements; (ii) internally measure our operating performance; and (iii) determine our incentive compensation programs. In addition, our $175.0 million senior secured asset-based revolving credit facility (the “ABL Facility”) has certain covenants that apply ratios utilizing this measure of adjusted EBITDA.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of adjusted EBITDA measures by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. generally accepted accounting principles (“U.S. GAAP”); nor is adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of adjusted EBITDA are:

• Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;

• Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under our 11.75% senior secured notes due 2013 (the “Senior Secured Notes”), our 13.125% senior subordinated notes due 2014 (the “13.125% Senior Subordinated Notes”) or the ABL Facility;

• Adjusted EBITDA does not reflect income tax payments we are required to make; and

• Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net earnings in accordance with U.S. GAAP as a measure of performance in accordance with U.S. GAAP. You are cautioned not to place undue reliance on adjusted EBITDA.

The following table presents our calculation of adjusted EBITDA reconciled to net income (loss):

	Three months	Three months
	ended	ended	Year ended December 31,
(amounts in thousands)	April 3, 2010	April 4, 2009	2009	2008	2007

Net income (loss)	$54,102	$(55,538)	$(76,752)	$(498,475)	$4,982

Interest expense, net(2)	33,954	33,691	135,303	137,398	97,994

Provision (benefit) for income taxes	6,532	(11,049)	(17,966)	(69,951)	3,634

Depreciation and amortization	15,454	13,896	56,271	61,765	54,067

Non-cash gain on extinguishment of debt(2)	(98,187)	—	—	—	—

(Gain)/loss on currency transaction	(104)	88	(475)	911	(3,961)

Non-cash charge of purchase price allocated to inventories	—	—	—	19	1,289

Restructuring/integration expense	106	3,994	8,992	10,859	10,356

Customer inventory buyback	252	1,685	8,345	1,890	—

Goodwill impairment	—	—	—	450,000	—

Intangible asset impairment	—	—	—	—	4,150

Management fees(8)	248	696	2,497	1,679	3,505

Adjusted EBITDA	$12,357	$(12,537)	$116,215	$96,095	$176,016

(6)	Single family housing starts data furnished by NAHB forecast (as of April 23, 2010).

(7)	Gives effect to the Reorganization Transactions, the creation of liabilities in connection with entering into the tax receivable agreement described in “Certain relationships and related party transactions—Tax receivable agreement,” this offering and the application of the net proceeds from this offering as if such transactions took place on April 3, 2010.

(8)	After the completion of this offering, the advisory agreement with an affiliate of the CI Partnerships will be terminated and management fees will no longer be paid.

Risk factors

Investing in our common stock involves substantial risks. In addition to the other information in this prospectus, you should carefully read and consider the risk factors set forth below before deciding to invest in our common stock. Any of the following risks could adversely affect our business, results of operations, financial condition and liquidity. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events, causing you to lose all or part of your investment in our common stock. Certain statements in “Risk factors” are forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Risks associated with our business

Downturns in the home repair and remodeling and new construction sectors or the economy and the availability of consumer credit could adversely impact our end users and lower the demand for, and pricing of, our products, which in turn could cause our net sales and net income to decrease.

Our performance is dependent to a significant extent upon the levels of home repair and remodeling and new construction spending, which declined significantly in 2009 as compared to 2008 and are affected by such factors as interest rates, inflation, consumer confidence, unemployment and the availability of consumer credit.

Our performance is also dependent upon consumers having the ability to finance home repair and remodeling projects and/or the purchase of new homes. The ability of consumers to finance these purchases is affected by such factors as new and existing home prices, homeowners’ equity values, interest rates and home foreclosures, which in turn could result in a tightening of lending standards by financial institutions and reduce the ability of some consumers to finance home purchases or repair and remodeling expenditures. In fact, it is estimated that as of May 2010, 23% of all U.S. home mortgages were underwater, whereby the home’s worth is less than the amount owed by the homeowner on the mortgage. Recent trends, including declining home values, increased home foreclosures and tightening of credit standards by lending institutions, have negatively impacted the home repair and remodeling and the new construction sectors. If these credit market trends continue, our net sales and net income may be adversely affected.

We face competition from other exterior building products manufacturers and alternative building materials. If we are unable to compete successfully, we could lose customers and our sales could decline.

We compete with other national and regional manufacturers of exterior building products. Some of these companies are larger and have greater financial resources than we do. Accordingly, these competitors may be better equipped to withstand changes in conditions in the industries in which we operate and may have significantly greater operating and financial flexibility than we do. These competitors could take a greater share of sales and cause us to lose business from our customers. Additionally, our products face competition from alternative materials: wood, metal, fiber cement and masonry in siding, and wood in windows. An increase in competition from other exterior building products manufacturers and alternative building materials could cause us to lose our customers and lead to decreases in net sales.

Changes in the costs and availability of raw materials, especially PVC resin and aluminum, can decrease our profit margin by increasing our costs.

Our principal raw materials, PVC resin and aluminum, have been subject to rapid price changes in the past. While we have historically been able to substantially pass on significant PVC resin and aluminum cost increases through price increases to our customers, our results of operations for individual quarters can be and have been hurt by a delay between the time of PVC resin and aluminum cost increases and price increases in our products. While we expect that any significant future PVC resin and aluminum cost increases will be offset in part or whole over time by price increases to our customers, we may not be able to pass on any future price increases.

Certain of our customers have been expanding and may continue to expand through consolidation and internal growth, which may increase their buying power, which could materially and adversely affect our revenues, results of operations and financial position.

Certain of our important customers are large companies with significant buying power. In addition, potential further consolidation in the distribution channels could enhance the ability of certain of our customers to seek more favorable terms, including pricing, for the products that they purchase from us. Accordingly, our ability to maintain or raise prices in the future may be limited, including during periods of raw material and other cost increases. If we are forced to reduce prices or to maintain prices during periods of increased costs, or if we lose customers because of pricing or other methods of competition, our revenues, operating results and financial position may be materially and adversely affected.

Because we depend on a core group of significant customers, our sales, cash flows from operations and results of operations may decline if our key customers reduce the amount of products that they purchase from us.

Our top ten customers accounted for approximately 36.3% of our net sales in the year ended December 31, 2009. Our largest customer, BlueLinx, distributes our vinyl siding and accessories through multiple channels within its building products distribution business, and accounted for approximately 8.6% of our net sales in the first quarter of 2010 and approximately 9.2% of our net sales in each of 2009 and 2008, respectively. We expect a small number of customers to continue to account for a substantial portion of our net sales for the foreseeable future.

The loss of, or a significant adverse change in our relationships with, BlueLinx or any other major customer could cause a material decrease in our net sales.

The loss of, or a reduction in orders from, any significant customers, losses arising from customers’ disputes regarding shipments, fees, merchandise condition or related matters, or our inability to collect accounts receivable from any major retail customer could cause a decrease in our net income and our cash flow. In addition, revenue from customers that have accounted for significant revenue in past periods, individually or as a group, may not continue, or if continued, may not reach or exceed historical levels in any period.

Our business is seasonal and can be affected by inclement weather conditions that could affect the timing of the demand for our products and cause reduced profit margins when such conditions exist.

Markets for our products are seasonal and can be affected by inclement weather conditions. Historically, our business has experienced increased sales in the second and third quarters of the year due to increased construction during those periods. Because much of our overhead and operating expenses are spread ratably throughout the year, our operating profits tend to be lower in the first and fourth quarters. Inclement weather conditions can affect the timing of when our products are applied or installed, causing reduced profit margins when such conditions exist.

Increases in the cost of labor, union organizing activity and work stoppages at our facilities or the facilities of our suppliers could delay or impede our production, reduce sales of our products and increase our costs.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. As of April 3, 2010, approximately 14.7% of our employees were represented by labor unions. We are subject to the risk that strikes or other types of conflicts with personnel may arise or that we may become a subject of union organizing activity. Furthermore, some of our direct and indirect suppliers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these suppliers could result in slowdowns or closures of facilities where components of our products are manufactured. Any interruption in the production or delivery of our products could reduce sales of our products and increase our costs.

We may be subject to claims arising from the operations of our various businesses arising from periods prior to the dates we acquired them. Our ability to seek indemnification from the former owners of our subsidiaries may be limited, in which case, we would be liable for these claims.

We have acquired all of our subsidiaries, including Ply Gem Industries, MWM Holding, Inc. (“MWM Holding”), AWC Holding Company (“AWC,” and together with its subsidiaries, “Alenco”), Alcoa Home Exteriors, Inc. (“AHE”), Ply Gem Pacific Windows Corporation (“Pacific Windows”) and United Stone Veneer, LLC (now known as “Ply Gem Stone”), in the last several years. We may be subject to claims or liabilities arising from the ownership or operation of our subsidiaries for the periods prior to our acquisition of them, including environmental liabilities. These claims or liabilities could be significant. Our ability to seek indemnification from the former owners of our subsidiaries for these claims or liabilities is limited by various factors, including the specific limitations contained in the respective acquisition agreement and the financial ability of the former owners to satisfy such claims or liabilities. If we are unable to enforce our indemnification rights against the former owners or if the former owners are unable to satisfy their obligations for any reason, including because of their current financial position, we could be held liable for the costs or obligations associated with such claims or liabilities, which could adversely affect our operating performance.

We could face potential product liability claims relating to products we manufacture.

Our historical product liability claims have not been material and while management is not aware of any material product liability issues, we do face an inherent business risk of exposure to product liability claims in the event that the use of any of our products results in personal injury or property damage. In the event that any of our products proves to be defective, among other things, we may be responsible for damages related to any defective products and we may be required to recall or redesign such products. Because of the long useful life of our products, it is possible that latent defects might not appear for several years. Any insurance we maintain may not continue to be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Further, any claim or product recall could result in adverse publicity against us, which could cause our sales to decline, or increase our costs.

We are dependent on certain key personnel, the loss of whom could materially affect our financial performance and prospects.

Our continued success depends to a large extent upon the continued services of our senior management and certain key employees. To encourage the retention of certain key executives, we have entered into various equity-based compensation agreements with our senior executives, including Messrs. Robinette, Poe, Wayne, Morstad, and Pigues, designed to encourage their retention. Each member of our senior management team has substantial experience and expertise in our industry and has made significant contributions to our growth and success. We do face the risk, however, that members of our senior management may not continue in their current positions and their loss of services could cause us to lose customers and reduce our net sales, lead to employee morale problems and/or the loss of key employees, or cause disruptions to our production. Also, we may be unable to find qualified individuals to replace any of the senior executive officers who leave our company.

Interruptions in deliveries of raw materials or finished goods could adversely affect our production and increase our costs, thereby decreasing our profitability.

Our dependency upon regular deliveries from suppliers means that interruptions or stoppages in such deliveries could adversely affect our operations until arrangements with alternate suppliers could be made. If any of our suppliers were unable to deliver materials to us for an extended period of time, as the result of financial difficulties, catastrophic events affecting their facilities or other factors beyond our control, or if we were unable to negotiate acceptable terms for the supply of materials with these or alternative suppliers, our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives were found, the process of locating and securing such alternatives might be disruptive to our business. Extended unavailability of a necessary raw material or finished good could cause us to cease manufacturing one or more of our products for a period of time.

Environmental requirements may impose significant costs and liabilities on us.

Our facilities are subject to numerous United States and Canadian federal, state, provincial and local laws and regulations relating to pollution and the protection of the environment, including those governing emissions to air, discharges to water, use, storage and transport of hazardous materials, storage, treatment and disposal of waste, remediation of contaminated sites and protection of worker health and safety. From time to time, our facilities are subject to investigation by governmental regulators. In addition, we have been identified as one of many potentially responsible parties for contamination present at certain offsite locations to which we or our predecessors are alleged to have sent hazardous materials for recycling or disposal. We may be held liable, or incur fines or penalties in connection with such requirements or liabilities for, among other things, releases of hazardous substances occurring on or emanating from current or formerly owned or operated properties or any associated offsite disposal location, or for newly-discovered contamination at any of our properties from activities conducted by previous occupants. The amount of such liability, fine or penalty may be material. Certain environmental laws impose strict, and under certain circumstances joint and several, liability for the cost of addressing releases of hazardous substances upon certain classes of persons, including site owners or operators and persons that disposed or arranged for the disposal of hazardous substances at contaminated sites.

Changes in environmental laws and regulations or in their enforcement, the discovery of previously unknown contamination or other liabilities relating to our properties and operations or the inability to enforce the indemnification obligations of the previous owners of our subsidiaries could result in significant environmental liabilities that could adversely impact our operating performance. In addition, we might incur significant capital and other costs to comply with increasingly stringent United States or Canadian environmental laws or enforcement policies that would decrease our cash flow.

Manufacturing or assembly realignments may result in a decrease in our short-term earnings, until the expected cost reductions are achieved, due to the costs of implementation.

We continually review our manufacturing and assembly operations and sourcing capabilities. Effects of periodic manufacturing realignments and cost savings programs could result in a decrease in our short-term earnings until the expected cost reductions are achieved. Such programs may include the consolidation and integration of facilities, functions, systems and procedures. Such actions may not be accomplished as quickly as anticipated and the expected cost reductions may not be achieved or sustained.

We rely on a variety of intellectual property rights. Any threat to, or impairment of, these rights could cause us to incur costs to defend these rights.

As a company that manufactures and markets branded products, we rely heavily on trademark and service mark protection to protect our brands. We also have issued patents and rely on copyright protection for certain of our technologies. These protections may not adequately safeguard our intellectual property and we may incur significant costs to defend our intellectual property rights, which may harm our operating results. There is a risk that third parties, including our current competitors, will infringe on our intellectual property rights, in which case we would have to defend these rights. There is also a risk that third parties, including our current competitors, will claim that our products infringe on their intellectual property rights. These third parties may bring infringement claims against us or our customers, which may harm our operating results.

Increases in fuel costs could cause our cost of products sold to increase and net income to decrease.

Increases in fuel costs can negatively impact our cost to deliver our products to our customers and thus increase our cost of products sold. If we are unable to increase the selling price of our products to our customers to cover any increases in fuel costs, net income may be adversely affected.

Declines in our business conditions may result in an impairment of our tangible and intangible assets which could result in a material non-cash charge.

A decrease in our market capitalization, including a short-term decline in stock price, or a negative long-term performance outlook, could result in an impairment of our tangible and intangible assets which results when the carrying value of the our assets exceed their fair value. In 2007 our other intangible assets suffered an impairment and in 2008 our goodwill suffered an impairment. Additional impairment charges could occur in future periods.

The significant amount of our indebtedness may limit the cash flow available to invest in the ongoing needs of our business.

As of April 3, 2010, on an adjusted basis after giving effect to the Reorganization Transactions and this offering, we would have had approximately $      million of indebtedness outstanding, including $65.0 million of outstanding borrowings under the ABL Facility.

Our indebtedness could have important consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures, acquisitions and working capital;

•	limit our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate and the general economy;

•	place us at a disadvantage compared to our competitors that have less debt;

•	expose us to fluctuations in the interest rate environment because the interest rates of our ABL Facility are at variable rates; and

•	limit our ability to borrow additional funds.

Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, prospects and ability to satisfy our obligations under our indebtedness.

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indentures that govern the Senior Secured Notes and the 13.125% Senior Subordinated Notes and the credit agreement that governs the ABL Facility, contain covenants that restrict our ability and the ability of our subsidiaries to:

•	incur and guarantee indebtedness or issue equity interests of restricted subsidiaries;

•	repay subordinated indebtedness prior to its stated maturity;

•	pay dividends or make other distributions on or redeem or repurchase our stock;

•	issue capital stock;

•	make certain investments or acquisitions;

•	create liens;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with stockholders and affiliates;

•	make capital expenditures; and

•	pay dividends, distributions or other payments from our subsidiaries.

These restrictions may affect our ability to grow our business and take advantage of market and business opportunities or to raise additional debt or equity capital.

In addition, under the ABL Facility, if our excess availability is less than the greater of (a) 15% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $20.0 million, we will be required to satisfy and maintain a fixed charge coverage ratio not less than 1.1 to 1.0. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we cannot assure you that we will meet this ratio. A breach of any of these covenants under the ABL Facility or the indentures governing our Senior Secured Notes or our 13.125% Senior Subordinated Notes could result in a default under the ABL Facility or the indentures. An event of default under any of our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable and, in some cases, proceed against the collateral securing such indebtedness.

Moreover, the ABL Facility provides the lenders considerable discretion to impose reserves or availability blocks, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the lenders under the ABL Facility will not impose such actions during the term of the ABL Facility and further, were they to do so, the resulting impact of this action could materially and adversely impair our liquidity.

We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. We may also be unable to generate sufficient cash to make required capital expenditures.

Our ability to make scheduled payments on or to refinance our debt obligations and to make capital expenditures depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to financial, business and other factors. We will not be able to control many of these factors, such as economic conditions in the industry in which we operate and competitive pressures. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay or refinance our indebtedness, including the Senior Secured Notes, the 13.125% Senior Subordinated Notes or our indebtedness under our ABL Facility, or make required capital expenditures. If our cash flows and capital resources are insufficient to fund our debt service obligations, we and our subsidiaries could face substantial liquidity problems and may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness.

In addition, if we do not have, or are unable to obtain, adequate funds to make all necessary capital expenditures when required, or if the amount of future capital expenditures are materially in excess of our anticipated or current expenditures, our product offerings may become dated, our productivity may decrease and the quality of our products may decline, which, in turn, could reduce our sales and profitability.

Our income tax net operating loss carryovers may be limited and our results of operations may be adversely impacted.

We have substantial deferred tax assets related to net operating losses (“NOLs”) for United States federal and state income tax purposes, which are available to offset future taxable income. As a result, we project that the U.S. cash tax rate will be reduced from the federal statutory rate and state rate as a result of approximately $154.1 million of gross NOLs for federal purposes and $204.4 million of gross state NOLs. Our ability to utilize the NOLs may be limited as a result of certain events, such as insufficient future taxable income prior to expiration of the NOLs or annual limits imposed under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), or by state law, as a result of a change in control. A change in control is generally defined as a cumulative change of more than 50 percentage points in the ownership positions of certain stockholders during a rolling three year period. Changes in the ownership positions of certain stockholders could occur as the result of stock transactions by such stockholders and/or by the issuance of stock by us. Such limitations may cause us to pay income taxes earlier and in greater amounts than would be the case if the NOLs were not subject to such limitations. Should we determine that it is likely that our recorded NOL benefits are not realizable, we would be required to reduce the NOL tax benefits reflected on our consolidated financial statements to the net realizable amount by establishing a valuation reserve and recording a corresponding charge to earnings. Conversely, if we are required to reverse any portion of the accounting valuation against our U.S. deferred tax assets related to our NOLs, such reversal could have a positive effect on our financial condition and results of operations in the period in which it is recorded.

In addition, upon the closing of this offering, we intend to enter into a tax receivable agreement with an entity controlled by our current stockholders (the “Tax Receivable Entity”). This tax receivable agreement will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) NOL carryovers from periods (or portions thereof) ending before January 1, 2010, (ii) deductible expenses attributable to the transactions related to this offering and (iii) deductions related to imputed interest deemed to be paid by us as a result of this tax receivable agreement. See “Certain relationships and related party transactions—Tax receivable agreement.”

We will be required to pay an affiliate of our current stockholders for certain tax benefits we may claim, and the amounts we may pay could be significant.

The amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable, our use of NOL carryovers and the portion of our payments under the tax receivable agreement constituting imputed interest.

The payments we will be required to make under the tax receivable agreement could be substantial. We expect that, as a result of the amount of the NOL carryovers from prior periods (or portions thereof) and the deductible expenses attributable to the transactions related to this offering, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments under the tax receivable agreement, in respect of the federal and state NOL carryovers, will be approximately $      million and will be paid within the next five years. These amounts reflect only the cash savings attributable to current tax attributes resulting from the NOL carryovers. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding tax receivable agreement payments from these tax attributes.

In addition, although we are not aware of any issue that would cause the U.S. Internal Revenue Service (“IRS”) to challenge the benefits arising under the tax receivable agreement, the Tax Receivable Entity will not reimburse us for any payments previously made if such benefits are subsequently disallowed, except that excess payments made to the Tax Receivable Entity will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances, we could make payments under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could adversely affect our liquidity.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The ABL Facility and the indentures governing our Senior Secured Notes and our 13.125% Senior Subordinated Notes restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales, or other forms of business combinations or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the NOL carryovers covered by the tax receivable agreement. As a result, upon a change of control, we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings.

Risks related to this offering and our common stock

We are controlled by the CI Partnerships whose interest in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

After giving effect to the Reorganization Transactions and this offering, the CI Partnerships will own approximately     % of our outstanding common stock (or     % if the underwriters exercise their over-allotment in full) based on an assumed public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Prior to the consummation of this offering, we will enter into an amended and restated stockholders agreement with the CI Partnerships and certain of our current and former members of management and their related parties. Under the stockholders agreement, the CI Partnerships will be initially entitled to nominate a majority of the members of our board of directors and all of the parties to the stockholders agreement have agreed to vote their shares of our common stock as directed by the CI Partnerships. See “Management—Board structure” and “Certain relationships and related party transactions—Stockholders agreement” for additional details on the composition of our board of directors and the rights of the CI Partnerships under the stockholders agreement.

Accordingly, the CI Partnerships will be able to exercise significant influence over our business policies and affairs. In addition, the CI Partnerships can control any action requiring the general approval of our stockholders, including the election of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of mergers or sales of substantially all of our assets. The concentration of ownership and voting power of the CI Partnerships may also delay, defer or even prevent an acquisition by a third party or other change of control of our company and may make some transactions more difficult or impossible without the support of the CI Partnerships, even if such events are in the best interests of minority stockholders. The concentration of voting power among the CI Partnerships may have an adverse effect on the price of our common stock.

In addition, we have opted out of section 203 of the General Corporation Law of the State of Delaware, which we refer to as the “Delaware General Corporation Law,” which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, after the lock-up period expires, the CI Partnerships are able to transfer control of our company to a third party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.

For additional information regarding the share ownership of, and our relationship with, the CI Partnerships, you should read the information under the headings “Principal and selling stockholders” and “Certain relationships and related party transactions.”

As a “controlled company” within the meaning of the NYSE’s corporate governance rules, we will qualify for, and intend to rely on, exemptions from certain NYSE corporate governance requirements. As a result, our stockholders may not have the same degree of protection as that afforded to stockholders of companies that are subject to all of the NYSE’s corporate governance requirements.

Following this offering, we will be a “controlled company” within the meaning of the NYSE’s corporate governance rules as a result of the ownership position and voting rights of the CI Partnerships upon completion of this offering. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. As a controlled company we may elect not to comply with certain NYSE corporate governance rules that would otherwise require our board of directors to have a majority of independent directors and our Compensation and Nominating and Governance Committees to be comprised entirely of independent directors. Accordingly, our stockholders will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements and the ability of our independent directors to influence our business policies and affairs may be reduced. See “Management—Controlled company.”

Our directors who have relationships with the CI Partnerships may have conflicts of interest with respect to matters involving our Company.

Following this offering, three of our eight directors will be affiliated with the CI Partnerships. These persons will have fiduciary duties to both us and the CI Partnerships. As a result, they may have real or apparent conflicts of interest on matters affecting both us and the CI Partnerships, which in some circumstances may have interests adverse to ours. In addition, as a result of the CI Partnerships’ ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and the CI Partnerships including potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

In addition, our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of the CI Partnerships or certain related parties or any directors of the Company who are employees of the CI Partnerships or their affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. To the extent they invest in such other businesses, the CI Partnerships may have differing interests than our other stockholders.

There has been no prior public market for our common stock and the trading price of our common stock may be adversely affected if an active trading market in our common stock does not develop. Our stock price may be volatile, and you may be unable to resell your shares at or above the offering price or at all.

Prior to this offering, there has been no public market for our common stock, and an active trading market may not develop or be sustained upon the completion of this offering. We cannot predict the extent to which investor interest will lead to the development of an active trading market in shares of our common stock or whether such a market will be sustained. The initial public offering price of the common stock offered in this prospectus was determined through our negotiations with the underwriters and may not be indicative of the market price of the common stock after this offering. The market price of our common stock after this offering will be subject to significant fluctuations in response to, among other factors, variations in our operating results and market conditions specific to our industry.

Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.

Upon the completion of this offering, after giving effect to the Reorganization Transactions (assuming a public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), we will have outstanding shares of common stock. Of these shares, the shares of common stock offered in this prospectus will be freely tradable without restriction in the public market, unless purchased by our affiliates. We expect that the remaining           shares of common stock will become available for resale in the public market as shown in the chart below. Our officers, directors and the holders of substantially all of our outstanding shares of common stock have signed lock-up agreements pursuant to which they have agreed not to sell, transfer or otherwise dispose of any of their shares for a period of 180 days following the date of this prospectus, subject to extension in the case of an earnings release or material news or a material event relating to us. The underwriters may, in their sole discretion and without notice, release all or any portion of the common stock subject to lock-up agreements. The underwriters are entitled to waive the underwriter lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Immediately following the consummation of this offering, our shares of common stock will become available for resale in the public market as follows:

Number of shares	Percentage	Date of availability for resale into the public market

	%	Upon the effectiveness of this prospectus
	%	180 days after the date of this prospectus, of which approximately are subject to holding period, volume and other restrictions under Rule 144

As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities. Following this offering, we intend to file a registration statement under the Securities Act of 1933 (the “Securities Act”) registering shares of our common stock reserved for issuance under our Equity Plans, and we will enter into a registration rights agreement under which we will grant demand and piggyback registration rights to the CI Partnerships and certain members of management.

See “Shares available for future sale” for a more detailed description of the shares that will be available for future sale upon completion of this offering.

Because the initial public offering price per common share is substantially higher than our book value per common share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the Reorganization Transactions, the sale of the           shares of common stock we have offered under this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom, our pro forma as adjusted net tangible book value as of          , 2010, would have been $      million, or $      per share of common stock. This represents an immediate dilution in pro forma as adjusted net tangible book value of $      per share to new investors purchasing shares of our common stock in this offering. See “Dilution” for a calculation of the dilution that purchasers will incur.

We do not intend to pay dividends in the foreseeable future, and, because we are a holding company, we may be unable to pay dividends.

For the foreseeable future, we intend to retain any earnings to finance our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company with no operations of our own, any dividend payments would depend on the cash flow of our subsidiaries. The ABL Facility and the indentures governing our Senior Secured Notes and our 13.125% Senior Subordinated Notes limit the amount of distributions our subsidiaries can make to us and the purposes for which distributions can be made. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources” and “Description of capital stock—Capital stock—Common stock.” For the foregoing reasons, you will not be able to rely on dividends to receive a return on your investment.

Provisions in our charter and bylaws may delay or prevent our acquisition by a third party.

Our amended and restated certificate of incorporation and by-laws, which we intend to adopt prior to the completion of this offering, will contain several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. The provisions include, among others:

•	provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•	provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and provisions permitting the removal of directors only for cause and with a 66 2/3% stockholder vote;

•	provisions requiring a 66 2/3% stockholder vote for the amendment of certain provisions of our certificate of incorporation and for the adoption, amendment or repeal of our by-laws;

•	provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called;

•	elimination of the right of our stockholders to act by written consent;

•	provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals for consideration at meetings of stockholders; and

•	the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval.

For more information, see “Description of capital stock.” The provisions of our amended and restated certificate of incorporation and by-laws and the ability of our board of directors to create and issue a new series of preferred stock or a stockholder rights plan could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our common stock in the future which could reduce the market price of our stock.

Failure to maintain effective internal controls over financial reporting could have an adverse effect on our business, operating results and stock price.

Maintaining effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important in helping to prevent financial fraud. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. The requirements of Section 404 of Sarbanes-Oxley and the related rules of the Securities and Exchange Commission (“SEC”), require, among other things, our management to assess annually the effectiveness of our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to issue a report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2010. As of and for the period ended April 4, 2009, management concluded that our disclosure controls and procedures were not effective and that we had a material weakness in internal control over financial reporting related to the accounting for income taxes. We believe that we remediated this deficiency as of December 31, 2009. In the future, we may identify deficiencies that we may be unable to remedy before the requisite deadline for those reports. Also, our auditors have not yet conducted an audit of our internal control over financial reporting. Any failure to remediate material weaknesses noted by us or our independent registered public accounting firm or to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet our reporting obligation or result in material misstatements in our financial statements. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information, and the trading price of our common stock could decrease significantly. Failure to comply with Section 404 of Sarbanes-Oxley could potentially subject us to sanctions or investigations by the SEC, the Financial Industry Regulatory Authority or other regulatory authorities.

Cautionary note regarding forward-looking statements

This prospectus contains “forward-looking statements.” These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. All written and oral forward-looking statements made in connection with this prospectus that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by the “Risk factors” and other cautionary statements included in this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations, except as required by federal securities laws.

There can be no assurance that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results anticipated in such forward-looking statements. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by us include, but are not limited to, the following:

•	downturns in the home repair and remodeling and new construction sectors or the economy and the availability of consumer credit;

•	competition from other exterior building products manufacturers and alternative building materials;

•	changes in the costs and availability of raw materials;

•	consolidation and further growth of our customers;

•	loss of, or a reduction in orders from, any of our significant customers;

•	inclement weather conditions;

•	increases in the cost of labor, union organizing activity and work stoppages at our facilities or the facilities of our suppliers;

•	claims arising from the operations of our various businesses prior to our acquisitions;

•	products liability claims relating to the products we manufacture;

•	loss of certain key personnel;

•	interruptions in deliveries of raw materials or finished goods;

•	environmental costs and liabilities;

•	manufacturing or assembly realignments;

•	threats to, or impairments of, our intellectual property rights;

•	increases in fuel costs;

•	material non-cash impairment charges;

•	our significant amount of indebtedness;

•	covenants in the ABL Facility and the indentures governing the Senior Secured Notes and the 13.125% Senior Subordinated Notes;

•	limitations on our NOLs and payments under the tax receivable agreement to our current stockholders;

•	failure to generate sufficient cash to service all of our indebtedness and make capital expenditures;

•	control by the CI Partnerships;

•	compliance with certain corporate governance requirements;

•	certain of our directors relationships with the CI Partnerships;

•	lack of a prior public market for our common stock and volatility of our stock price;

•	future sales of our common stock in the public market;

•	substantial dilution in net tangible book value;

•	our dividend policy;

•	provisions in our charter and by-laws; and

•	failure to maintain internal controls over financial reporting.

These and other factors are more fully discussed in the “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations” sections and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus.

Use of proceeds

We estimate that the net proceeds to us from this offering will be $      million, after deducting the underwriting discount and estimated offering expenses payable by us. This estimate is based on an assumed offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus).

The following table sets forth the estimated sources and uses of funds in connection with this offering and the other transactions described below as if they had occurred on April 3, 2010. Actual amounts may vary. See also “Unaudited pro forma financial information.”

Sources of funds (in millions)		Uses of funds (in millions)

Common stock offered hereby, net of underwriting discount	$	Redeem or repurchase existing debt(1)	$
Transaction fees and expenses(2)

Total sources	$	Total uses	$

(1)	We intend to use a portion of the proceeds from this offering to redeem or repurchase a portion of our Senior Secured Notes and our 13.125% Senior Subordinated Notes. The Senior Secured Notes bear interest at a rate of 11.75% per annum and mature on June 15, 2013. The 13.125% Senior Subordinated Notes bear interest at a rate of 13.125% per annum and mature on July 15, 2014. The 13.125% Senior Subordinated Notes were issued on January 11, 2010 and the proceeds from the issuance of such notes were used to redeem a portion of our 9% Senior Subordinated Notes and to pay related costs and expenses. For a description of the terms of the Senior Secured Notes and the 13.125% Senior Subordinated Notes, see “Management’s discussion and analysis of financial condition and results of operations—Liquidity and capital resources—11.75% Senior Secured Notes due 2013” and “—13.125% Senior Subordinated Notes due 2014.”

(2)	This amount includes (i) $ million of estimated expenses associated with this offering and (ii) a termination fee equal to $ million payable to an affiliate of the CI Partnerships in connection with the termination of an advisory agreement.

A $1.00 increase (decrease) in the assumed public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus) would increase (decrease) the amount of proceeds from this offering available to us by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.

Prior to their final application, we may hold any net proceeds in cash or invest them in liquid short- and medium-term securities.

We will not receive any proceeds from the sale of our common stock by the selling stockholders if the underwriters exercise their option to purchase shares from the selling stockholders.

Dividend policy

We have not paid any dividends since our inception in 2004. For the foreseeable future, we intend to retain any earnings to finance our business. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions (including restrictions contained in the ABL Facility and the indentures governing our Senior Secured Notes and our 13.125% Senior Subordinated Notes), business prospects and other factors that our board of directors considers relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of April 3, 2010:

•	on an actual basis, and

•	on a pro forma basis, giving effect to the following transactions as if they occurred on April 3, 2010:

(i) the Reorganization Transactions;

(ii) the creation of liabilities in connection with entering into the tax receivable agreement;

(iii) the sale of           shares of our common stock in this offering at an assumed public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us; and

(iv) the application of the net proceeds of this offering as described in “Use of proceeds.”

You should read the following table in conjunction with “Unaudited pro forma financial information,” “Selected historical consolidated financial data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	As of April 3, 2010
(amounts in thousands)	Actual	Pro forma

Cash and cash equivalents	$31,659	$

Short-term and long-term debt:
ABL Facility(1)	$65,000	$
11.75% Senior Secured Notes due 2013(2)	725,000
Unamortized discount on $700.0 million 11.75% Senior Secured Notes due 2013(2)	(4,606)
Unamortized discount on $25.0 million 11.75% Senior Secured Notes due 2013 issued October 23, 2009(2)	(4,526)
13.125% Senior Subordinated Notes due 2014(3)	150,000
Unamortized discount on $150.0 million 13.125% Senior Subordinated Notes due 2014(3)	(4,090)

Total debt	926,778

Stockholder’s deficit:
Common stock	$—	$
Additional paid-in capital	324,174
Accumulated deficit	(469,643)
Accumulated other comprehensive income, net of tax	1,638

Total stockholder’s deficit	(143,831)

Total capitalization	$782,947	$

(1)	Borrowings under the ABL Facility are limited to the lesser of the borrowing base, as defined therein, or $175.0 million, after giving effect to an amendment to the ABL Facility on July 16, 2009. Borrowings may be used for general corporate purposes. As of April 3, 2010, we had approximately $103.3 million of contractual availability and approximately $63.5 million of borrowing base availability under the ABL Facility, reflecting $65.0 million of borrowings outstanding and approximately $6.7 million of letters of credit.

(2)	The Senior Secured Notes have a face value of $725.0 million, but were offered at an original discount of $11.5 million.

(3)	The 13.125% Senior Subordinated Notes have a face value of $150.0 million, but were offered at an original discount of $4.3 million.

Dilution

If you invest in our common stock, you will be diluted to the extent the initial public offering price per share of our common stock exceeds the pro forma net tangible book value per share of our common stock immediately after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the shares of common stock held by existing equity holders.

Our pro forma net tangible book value as of          , 2010 was approximately $      million, or $      per share of common stock. Pro forma net tangible book value per share represents the amount of our pro forma tangible net worth, or total tangible assets less total liabilities, divided by           shares of our common stock outstanding as of that date, after giving effect to the Reorganization Transactions and the creation of liabilities in connection with entering into the tax receivable agreement.

After giving effect to (i) the issuance and sale of           shares of our common stock sold by us in this offering and our receipt of approximately $      million in net proceeds from such sale, based on an assumed public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us and (ii) the application of such net proceeds as discussed under “Use of proceeds,” our pro forma as adjusted net tangible book value per share as of          , 2010 would have been approximately $      million, or $      per share. This amount represents an immediate increase in pro forma net tangible book value of $      to existing stockholders and an immediate dilution in pro forma net tangible book value of $      per share to new investors purchasing shares of our common stock in this offering. Dilution per share is determined by subtracting the pro forma net tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock. Pro forma net tangible book value is not affected by the sale of shares of our common stock offered by the selling stockholders if the underwriters exercise their over-allotment option. The following table illustrates the per share dilution:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of , 2010 before giving effect to the tax receivable agreement	$
Effect of the tax receivable agreement	$

Pro forma net tangible book value per share before the change attributable to new investors	$
Increase in net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering	$

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed public offering price of $      per share (the midpoint of the estimated public offering price range set forth in the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by $          , the pro forma as adjusted net tangible book value per share after this offering by $      and the dilution per share to new investors by $      , assuming the number of shares

offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table presents on the same pro forma basis as of          , 2010 the differences between the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing ordinary shares in this offering, before deducting the underwriting discount and estimated offering expenses payable by us (amounts in thousands, except percentages and per share data):

Average
	Shares purchased		Total consideration		price
Number	Number	Percent	Amount	Percent	per share

Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%

The foregoing tables do not include outstanding options to purchase an aggregate of           shares of common stock under our Equity Plans. See “Shares available for future sale—Options/equity awards.” As of          , 2010, after giving effect to the Reorganization Transactions, there were          options outstanding at a weighted average exercise price of $     per share pursuant to the 2004 Option Plan. To the extent that any of these options are exercised, there would be further dilution to new investors. If all of these options had been exercised as of          , 2010, pro forma net tangible book value per share would have been $      and total dilution per share to new investors, on a pro forma basis, would have been $      or     %.

Unaudited pro forma consolidated financial information

The historical financial information of Ply Gem Holdings for the year ended December 31, 2009 was derived from our audited consolidated financial statements and accompanying notes included elsewhere in this prospectus. The historical financial information of Ply Gem Holdings as of and for the three month period ended April 3, 2010 was derived from our unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus. The historical financial information of Ply Gem Prime as of December 31, 2009, and for the year then ended, and as of April 3, 2010, and for the three months then ended, are unaudited. There are no historical operating results for Ply Gem Prime since it is a holding company with no independent operating assets or liabilities. For financial reporting purposes, the consolidated operating assets and liabilities of Ply Gem Prime were the same as Ply Gem Holdings as of December 31, 2009 and for all previous years since inception.

The Reorganization Transactions include the merger of Ply Gem Holdings with its parent company, Ply Gem Prime, which will ultimately result in the conversion of Ply Gem Prime’s common stock, preferred stock and long-term debt due to related parties into shares of Ply Gem Holdings’ common stock. See “Certain relationships and related party transactions—Reorganization transactions” for further details of the Reorganization Transactions. The pro forma consolidated financial information reflects the consolidation of Ply Gem Prime and Ply Gem Holdings and also gives effect to the Reorganization Transactions and certain transactions that will occur in connection with this offering.

The unaudited pro forma consolidated balance sheet data as of April 3, 2010 gives effect to the following transactions as if they occurred on April 3, 2010: (i) the Reorganization Transactions, (ii) the creation of liabilities in connection with entering into the tax receivable agreement; (iii) the sale of           shares of our common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us; (iv) the application of the net proceeds of this offering as described in “Use of proceeds;” (v) the write-off of approximately $      million of debt issuance costs and the related tax benefit of approximately $      million attributable to the 13.125% Senior Subordinated Notes and the Senior Secured Notes redeemed and/or repurchased with the proceeds from this offering; (vi) a $      charge related to call premiums, if applicable, associated with the redemption and/or repurchase of the 13.125% Senior Subordinated Notes and the Senior Secured Notes; and (vii) the recognition of deferred compensation charges of approximately $      million, net of tax impact of $      million, in connection with the completion of this offering.

The unaudited pro forma consolidated statement of operations data for the three months ended April 3, 2010 and the year ended December 31, 2009 gives effect to the following transactions as if they occurred on January 1, 2009: (i) the Reorganization Transactions; (ii) the sale of shares of our common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us; and (iii) the application of the net proceeds of this offering to redeem and/or repurchase the Senior Secured Notes.

In connection with this offering and the related transactions, we will record the following one-time charges in our consolidated statement of operations at the time of the respective

transactions: (i) the write-off of approximately $      million of unamortized debt issuance costs, $      million of debt discounts and $      million of call premiums, if applicable, net of tax impact of $      million, attributable to the redemption and/or repurchase of the 13.125% Senior Subordinated Notes and the Senior Secured Notes with a portion of the proceeds from this offering; and (ii) the recognition of deferred compensation charges of approximately $      million, net of tax impact of $      million, in connection with the completion of this offering. Because these charges are non-recurring in nature, we have not given effect to these transactions in the pro forma consolidated statements of operations. However, these items are reflected as pro forma adjustments to accumulated deficit in the consolidated balance sheet as of April 3, 2010.

The presentation of the unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X. The unaudited pro forma consolidated financial information has been prepared by our management and is based on our historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma consolidated financial information below.

We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See “—Notes to unaudited pro forma consolidated financial information” for a discussion of assumptions made. The unaudited pro forma consolidated financial information is presented for informational purposes and is based on management’s estimates. The unaudited pro forma consolidated statements of operations do not purport to represent what our results of operations actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations will be for future periods.

Ply Gem Holdings, Inc.

Unaudited pro forma consolidated balance sheet
as of April 3, 2010

	Historical				Reorganization		Offering
	Ply Gem	Ply Gem Prime			pro forma		pro forma		Consolidated
(amounts in thousands (except per share data))	Holdings	Holdings	Eliminations	Consolidated	adjustments		adjustments		pro forma

ASSETS
Current Assets:
Cash and cash equivalents	$31,659	$—	$—	$31,659	$		$		$
Accounts receivable	114,960	—	—	114,960
Inventories:
Raw materials	41,731	—	—	41,731
Work in process	25,597	—	—	25,597
Finished goods	42,117	—	—	42,117

Total inventory	109,445	—	—	109,445
Prepaid expenses and other current assets	21,913	—	—	21,913
Deferred income taxes	—	—	—	—				(a)

Total current assets	277,977	—	—	277,977
Property and Equipment, at cost:
Land	3,739	—	—	3,739
Buildings and improvements	35,763	—	—	35,763
Machinery and equipment	264,537	—	—	264,537

Total property and equipment	304,039	—	—	304,039
Less accumulated depreciation	(167,789)	—	—	(167,789)

Total property and equipment, net	136,250	—	—	136,250
Other Assets:
Intangible assets, net	167,270	—	—	167,270
Goodwill	393,281	—	—	393,281
Deferred income taxes	3,605	—	—	3,605				(a)
Investment in Ply Gem Holdings	—	(143,831)	143,831	—
Other	32,918	—	—	32,918				(b)

Total other assets	597,074	(143,831)	143,831	597,074

	$1,011,301	$(143,831)	$143,831	$1,011,301	$		$		$

LIABILITIES AND STOCKHOLDER’S DEFICIT
Current Liabilities:
Accounts payable	$68,099	$—	$—	$68,099	$		$		$
Accrued expenses and taxes	92,231	1,532	—	93,763				(a),(c)

Total current liabilities	160,330	1,532	—	161,862
Deferred income taxes	2,940	—	—	2,940				(a)
Other long-term liabilities	65,084	—	—	65,084				(c)
Long-term debt due to related parties	—	123,287	—	123,287		(e)
Long-term debt	926,778	—	—	926,778				(d)
Commitments and contingencies
Stockholder’s Deficit:
Preferred stock	—	133,343	—	133,343		(e)
Common stock	—	44	—	44		(e)		(g)
Additional paid-in-capital	324,174	114,281	(324,174)	114,281		(e)		(c),(g)
Accumulated deficit	(469,643)	(517,956)	469,643	(517,956)		(e)		(f)
Accumulated other comprehensive income	1,638	1,638	(1,638)	1,638

Total stockholder’s deficit	(143,831)	(268,650)	143,831	(268,650)

	$1,011,301	$(143,831)	$143,831	$1,011,301	$		$		$

See accompanying notes to the unaudited pro forma financial information.

Ply Gem Holdings, Inc.

Unaudited pro forma consolidated statement of operations
for the three months ended April 3, 2010

	Historical
		Ply Gem					Reorganization	Offering
	Ply Gem	Prime					pro forma	pro forma		Consolidated
(amounts in thousands (except per share data))	Holdings	Holdings		Eliminations		Consolidated	adjustments	adjustments		pro forma

Net sales	$204,205	$—		$—		$204,205	$	$		$
Costs and expenses:
Cost of products sold	167,308	—		—		167,308
Selling, general and administrative expenses	33,806	1,600	(1)	—		35,406
Amortization of intangible assets	6,794	—		—		6,794

Total costs and expenses	207,908	1,600		—		209,508

Operating loss	(3,703)	(1,600)		—		(5,303)
Foreign currency gain	104	—		—		104
Interest expense	(34,007)	(3,007	)(1)	9,848	(2)	(27,166)			(3)
Interest income	53	9,848	(1)	(9,848	)(2)	53
Gain on extinguishment of debt	98,187	—		—		98,187

Income before equity in subsidiary’s income	60,634	5,241		—		65,875
Equity in subsidiary’s income	—	54,102		(54,102)		—

Income before provision for income taxes	60,634	59,343		(54,102)		65,875
Provision for income taxes	6,532	1,532	(1)	—		8,064			(4)

Net income	$54,102	$57,811		$(54,102)		$57,811	$	$		$

Earnings per share:
Basic earnings per share										$

Diluted earnings per share										$

Weighted average shares outstanding:
Basic weighted average shares											$(5)

Diluted weighted average shares											$(6)

See accompanying notes to the unaudited pro forma financial information.

Ply Gem Holdings, Inc.

Unaudited pro forma consolidated statement of operations
for the year ended December 31, 2009

	Historical				Reorganization	Offering
	Ply Gem	Ply Gem Prime			pro forma	pro forma		Consolidated
(amounts in thousands (except per share data))	Holdings	Holdings	Eliminations	Consolidated	adjustments	adjustments		pro forma

Net sales	$951,374	$—	$—	$951,374	$	$		$
Costs and expenses:
Cost of products sold	749,841	—	—	749,841
Selling, general and administrative expenses	141,772	—	—	141,772
Amortization of intangible assets	19,651	—	—	19,651
Goodwill impairment	—	—	—	—
Intangible asset impairment	—	—	—	—

Total costs and expenses	911,264	—	—	911,264

Operating earnings	40,110	—	—	40,110
Foreign currency gain	475	—	—	475
Interest expense	(135,514)	(11,183)	—	(146,697)			(A)
Interest income	211	—	—	211

Loss before equity in loss of subsidiary	(94,718)	(11,183)	—	(105,901)
Equity in loss of subsidiary	—	(76,752)	76,752	—

Loss before benefit for income taxes	(94,718)	(87,935)	76,752	(105,901)
Benefit for income taxes	(17,966)	—	—	(17,966)			(B)

Net loss	$(76,752)	$(87,935)	$76,752	$(87,935)		$		$

Loss per share:
Basic and diluted loss per share								$

Weighted average shares outstanding:
Basic and diluted weighted average shares									(C)

See accompanying notes to the unaudited pro forma financial information.

Notes to unaudited pro forma consolidated
financial information

Pro forma adjustments

Balance sheet as of April 3, 2010

(a) Reflects the income tax benefit resulting from the write-off of debt issuance costs, debt discounts and call premiums, if applicable, paid in connection with debt repayment with the proceeds from this offering.

(b) Reflects the write-off of approximately $      million of debt issuance costs attributable to the outstanding 13.125% Senior Subordinated Notes and Senior Secured Notes redeemed and/or repurchased with the proceeds from this offering.

(c) Reflects adjustments to record a liability primarily related to our tax receivable agreement with the Tax Receivable Entity. Under this tax receivable agreement, we are required to pay the Tax Receivable Entity 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) net operating loss carryovers from periods (or portions thereof) ending before January 1, 2010, (ii) deductible expenses attributable to the transactions related to this offering and (iii) deductions related to imputed interest deemed to be paid by us as a result of this tax receivable agreement.

(d) Reflects the application of a portion of the proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, to redeem and/or repurchase a portion of the 13.125% Senior Subordinated Notes and the Senior Secured Notes.

(e) Reflects the Reorganization Transactions, including the conversion of preferred stock and long-term debt due to related parties of Ply Gem Prime into shares of common stock of Ply Gem Holdings and the exchange of common stock of Ply Gem Prime for common stock of Ply Gem Holdings. The Reorganization Transactions will create one class of stock outstanding, which will be the common stock of Ply Gem Holdings.

(f) Reflects the recognition of a charge, net of the related income tax benefit, attributable to the following:

•	The write-off of approximately $ million of unamortized debt issuance costs, $ million of debt discounts and $ million of call premiums, if applicable, net of tax impact of $ million, attributable to the redemption and/or repurchase of the 13.125% Senior Subordinated Notes and the Senior Secured Notes with a portion of the proceeds from this offering; and

•	The recognition of deferred compensation charges of approximately $ million, net of tax impact of $ million, in connection with the completion of this offering.

(g) Reflects the offering of           shares of common stock in exchange for proceeds of $      million, a portion of which will be utilized to repurchase and/or redeem the 13.125% Senior Subordinated Notes and the Senior Secured Notes.

For the three months ended April 3, 2010

(1) These adjustments reflect non-recurring adjustments for Ply Gem Prime resulting from the debt extinguishment occurring during the three months ended April 3, 2010. The advisory fee paid to an affiliate of the CI Partnerships of $1.6 million, interest expense of $3.0 million related to the long-term debt due to related parties of Ply Gem Prime, the interest income of $9.8 million paid to a related party, and the state income tax expense of $1.5 million related to the capital gain can all be attributed to the debt extinguishment in the quarter ended April 3, 2010. These items will not recur after the Reorganization Transactions and occurred only during the three month period ended April 3, 2010.

(2) During February 2010, the CI Partnerships contributed approximately $218.8 million aggregate principal amount of 9% Senior Subordinated Notes to Ply Gem Holdings in exchange for equity of Ply Gem Prime valued at approximately $114.9 million. Prior to this $218.8 million contribution to Ply Gem Holdings, the CI Partnerships initially transferred the notes to Ply Gem Prime, which then transferred the notes to Ply Gem Holdings and Ply Gem Holdings transferred such notes to Ply Gem Industries as a capital contribution and the 9% Senior Subordinated Notes were then cancelled. As a result of these debt transactions, Ply Gem Holdings paid interest to Ply Gem Prime of approximately $9.8 million. Ply Gem Prime recorded this amount as interest income and Ply Gem Holdings recorded this amount as interest expense. This adjustment reflects the elimination of this interest income and expense upon consolidation of these entities.

In addition, the interest expense related to long-term debt due to related parties of Ply Gem Prime reflected on Ply Gem Prime’s financial statements will not be recurring in the future as the debt to which this interest relates will be converted into outstanding common stock of Ply Gem Holdings in the Reorganization Transactions eliminating any future interest expense for Ply Gem Prime.

(3) Reflects the reduction of interest expense and amortization of debt issuance costs as a result of the redemption and/or repurchase of a portion of the 13.125% Senior Subordinated Notes and the Senior Secured Notes with a portion of the proceeds from this offering.

(4) Reflects the incremental provision for state and federal income taxes as a result of the pro forma adjustments.

(5) The pro forma basic weighted average common shares outstanding reflect the issuance of shares of common stock issued in connection with the following transactions as if such shares had been issued on January 1, 2010:

(i) The Reorganization Transactions;

(ii) The sale of           shares of our common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us; and

(iii) The application of the net proceeds of this offering as described in “Use of proceeds.”

Three months
ended April 3, 2010

Reorganization Transactions
Shares of common stock issued in this offering
Pro forma basic weighted average shares outstanding

(6)	The pro forma diluted weighted average common shares outstanding reflect the treasury stock effect of the outstanding stock options. In connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of common stock of Ply Gem Holdings with adjustments to the number of shares and per share exercise prices.

Three months
ended April 3, 2010

Pro forma basic weighted average shares outstanding
Treasury stock effect of outstanding options
Pro forma diluted weighted average shares outstanding

For the year ended December 31, 2009

(A) Reflects the reduction of interest expense and amortization of debt issuance costs as a result of the assumed redemption and/or repurchase of a portion of the Senior Secured Notes with a portion of the proceeds from this offering.

In addition, the interest expense related to long-term debt due to related parties of Ply Gem Prime reflected on Ply Gem Prime’s financial statements will not be recurring in the future as the debt to which this interest relates will be converted into outstanding common stock of Ply Gem Holdings in the Reorganization Transactions eliminating any future interest expense for Ply Gem Prime.

(B) Reflects the incremental provision for state and federal income taxes as a result of the pro forma adjustments.

(C) The pro forma basic and diluted weighted average common shares outstanding reflect the issuance of shares of common stock issued in connection with the following transactions as if the shares had been issued on January 1, 2009:

(i) The Reorganization Transactions;

(ii) The sale of           shares of our common stock in this offering at an assumed initial public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) after deducting the underwriting discount and estimated offering expenses payable by us; and

(iii) The application of the net proceeds of this offering as described in “Use of proceeds.”

Year ended
December 31, 2009

Reorganization Transactions
Shares of common stock issued in this offering
Pro forma basic and diluted weighted average shares outstanding

Selected historical consolidated financial data

You should read the information set forth below in conjunction with “Capitalization,” “Unaudited pro forma financial information,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected data presented below under the captions “Selected Statements of Operations Data,” “Selected Statements of Cash Flows Data” and “Selected Balance Sheet Data” as of December 31, 2008 and 2007, and for each of the years in the three year period ending December 31, 2008, are derived from the consolidated financial statements of Ply Gem Holdings and subsidiaries, which financial statements have been audited by KPMG LLP, an independent registered public accounting firm. The consolidated financial statements as of December 31, 2008, and for each of the years in the two year period ended December 31, 2008, and the report thereon, are included elsewhere in the prospectus. The selected data should be read in conjunction with the consolidated financial statements for the two year period ended December 31, 2008, the related notes and the independent registered public accounting firm’s report, which refers to a change in the Company’s method of accounting for a portion of its inventory in 2008 from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method, the Company’s adoption of the recognition and disclosure requirements in 2007 and the measurement provisions in 2008 of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106 and 132(R) (now included in the FASB Accounting Standards Codification (ASC) 715, Compensation Retirement Benefits), and the Company’s adoption of FASB Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (now included in FASB ASC Topic 740, Income Taxes).

The selected data presented below under the captions “Selected Statements of Operations Data,” “Selected Statements of Cash Flows Data” and “Selected Balance Sheet Data” as of and for the year ended December 31, 2009 are derived from the consolidated financial statements of Ply Gem Holdings and subsidiaries, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

The following selected historical consolidated financial data as of and for the three month periods ended April 3, 2010 and April 4, 2009 have been derived from, and should be read together with, the unaudited condensed consolidated financial statements of Ply Gem Holdings and subsidiaries included elsewhere in this prospectus. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial position and results of operations in these periods.

The selected historical consolidated financial data set forth below is not necessarily indicative of the results of future operations. The results of any interim period are not necessarily indicative of the results that may be expected for the full year or any future period.

	Three months	Three months
	ended	ended	Year ended December 31,
(amounts in thousands (except per share data))	April 3, 2010	April 4, 2009	2009		2008	2007	2006	2005

Selected Statements of Operations Data:(1)
Net sales	$204,205	$182,751		$951,374	$1,175,019	$1,363,546	$1,054,468	$838,868
Costs and expenses:
Cost of products sold	167,308	169,691		749,841	980,098	1,083,153	829,518	645,976
Selling, general and administrative expenses	33,806	40,962		141,772	155,388	155,963	125,619	92,738
Amortization of intangible assets	6,794	4,906		19,651	19,650	17,631	11,942	9,761
Goodwill impairment	—	—		—	450,000	—	—	—
Intangible asset impairment	—	—		—	—	4,150	782	—

Total costs and expenses	207,908	215,559		911,264	1,605,136	1,260,897	967,861	748,475

Operating earnings (loss)	(3,703)	(32,808)		40,110	(430,117)	102,649	86,607	90,393
Foreign currency gain (loss)	104	(88)		475	(911)	3,961	77	1,010
Interest expense(2)	(34,007)	(33,756)		(135,514)	(138,015)	(99,698)	(76,680)	(57,657)
Interest income	53	65		211	617	1,704	1,205	730
Gain on extinguishment of debt(2)	98,187	—		—	—	—	—	—

Income (loss) before provision (benefit) for income taxes and cumulative effect of accounting change	60,634	(66,587)		(94,718)	(568,426)	8,616	11,209	34,476
Provision (benefit) for income taxes	6,532	(11,049)		(17,966)	(69,951)	3,634	4,147	13,259
Income (loss) before cumulative effect of accounting change	54,102	(55,538)		(76,752)	(498,475)	4,982	7,062	21,217
Cumulative effect of accounting change, net of income tax benefit of $57	—	—		—	—	—	(86)	—

Net income (loss)	$54,102	$(55,538)		$(76,752)	$(498,475)	$4,982	$6,976	$21,217

Dividends	—	—		—	—	—	—	—
Basic and diluted earnings (loss) attributable to common stockholders per common share	$541.02	$(555.38)		$(767.52)	$(4,984.75)	$49.82	$69.76	$212.17
Pro forma earnings per share:(3)(4)
Basic earnings per share	$		$

Diluted earnings per share	$		$

Weighted average shares outstanding:
Basic weighted average shares outstanding

Diluted weighted average shares outstanding

Other Data:
Adjusted EBITDA(5)	$12,357	$(12,537)		$116,215	$96,095	$176,016	$130,052	$118,849
Capital expenditures	3,029	2,446		7,807	16,569	20,017	20,318	14,742
Depreciation and amortization	15,454	13,896		56,271	61,765	54,067	33,816	26,125
Annual single family housing starts(6)	n/a	n/a		441	616	1,036	1,474	1,719

Selected Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$(21,416)	$(48,716)		$(16,882)	$(58,865)	$73,844	$53,425	$63,910

	Three months	Three months
	ended	ended	Year ended December 31,
(amounts in thousands (except per share data))	April 3, 2010	April 4, 2009	2009	2008	2007	2006	2005

Investing activities	(3,028)	(2,425)	(7,835)	(11,487)	(56,407)	(432,168)	(14,362)
Financing activities	38,950	9,974	(17,528)	78,233	(15,068)	405,396	(34,334)
Selected Balance Sheet Data (at period end):
Cash and cash equivalents	$31,659	$17,215	$17,063	$58,289	$52,053	$48,821	$22,173
Total assets	1,011,301	1,037,855	982,033	1,104,053	1,616,153	1,649,968	1,052,798
Total debt	926,778	1,124,433	1,100,397	1,114,186	1,031,223	1,042,894	635,776
Stockholder’s equity (deficit)	(143,831)	(298,563)	(313,482)	(242,628)	241,787	230,591	217,134

(1)	We adopted the recognition and disclosure requirements in 2007 and the measurement provisions in 2008 of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (now included in Accounting Standards Codification (ASC) 715, Compensation—Retirement Benefits). On January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (now included in ASC 740, Income Taxes). We adopted FASB Statement of Financial Accounting Standards No. 123(R) (revised 2004), Share-Based Payment (now included in ASC 718, Compensation—Stock Compensation and ASC 505, Equity) on January 1, 2006. In addition, we elected to change our method of accounting for a portion of our inventory in 2008 from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method.

(2)	During the three months ended April 3, 2010, we separately classified a non-cash gain on extinguishment in connection with the redemption of the 9% Senior Subordinated Notes. During the year ended December 31, 2008, we classified extinguishment losses arising from $14.0 million of non-cash deferred financing costs associated with previous term debt, $6.8 million for a prepayment premium and $6.8 million of bank amendment fees as interest expense.

(3)	Reflects the Reorganization Transactions and the change in the Company’s capital structure prior to the completion of this offering.

The following details the computation of the pro forma earnings (loss) per common share:

	Three months	For the year
	ended	ended
(amounts in thousands (except per share data))	April 3, 2010	December 31, 2009

Net income (loss)	$54,102	$(76,752)

Unaudited pro forma weighted average common share calculation:
Conversion of Ply Gem Prime Holdings common stock
Conversion of Ply Gem Prime Holdings preferred stock
Unaudited basic pro forma weighted average shares outstanding
Treasury stock effect of outstanding stock options
Unaudited diluted pro forma weighted average shares outstanding

Pro forma earnings (loss) per common share:
Pro forma basic earnings (loss) per common share
Pro forma diluted earnings (loss) per common share

(4)	The pro forma financial data are based upon available information and certain assumptions as discussed in the notes to the unaudited financial information presented under “Unaudited pro forma financial information.” The pro forma financial data are for informational purposes only and do not purport to represent what our results of operations or financial position actually would have been if each such transaction had occurred on the dates specified above, nor does this data purport to represent the results of operations for any future period.

(5)	Adjusted EBITDA means net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash gain on extinguishment of debt, non-cash foreign currency gain/(loss), amortization of non-cash write-off of the portion of excess purchase price from acquisitions allocated to inventories, restructuring and 2006 phantom stock conversion costs, customer inventory buybacks, impairment charges, cumulative effect of accounting change and management fees paid under our advisory agreement with an affiliate of the CI Partnerships. Other companies may define adjusted EBITDA differently and, as a result, our measure of adjusted EBITDA may not be directly comparable to adjusted EBITDA of other companies. Management believes that the presentation of adjusted EBITDA included in this prospectus provides useful information to investors regarding our results of operations because it assists both investors and management in analyzing and benchmarking the performance and value of our business. We have included adjusted EBITDA because it is a key financial measure used by management to (i) assess our ability to service our debt and/or incur debt and meet our capital expenditure requirements; (ii) internally measure our operating performance; and (iii) determine our incentive compensation programs. In addition, our ABL Facility has certain covenants that apply ratios utilizing this measure of adjusted EBITDA.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of adjusted EBITDA measures by securities analysts, lenders and others in their evaluation of companies, adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP; nor is adjusted EBITDA intended to be a measure of liquidity or free cash flow for our discretionary use. Some of the limitations of adjusted EBITDA are:

• Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures;

• Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

• Adjusted EBITDA does not reflect the interest expense or the cash requirements to service interest or principal payments under our Senior Secured Notes, 13.125% Senior Subordinated Notes and ABL Facility;

• Adjusted EBITDA does not reflect income tax payments we are required to make; and

• Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements.

Adjusted EBITDA included in this prospectus should be considered in addition to, and not as a substitute for, net earnings in accordance with U.S. GAAP as a measure of performance in accordance with U.S. GAAP. You are cautioned not to place undue reliance on adjusted EBITDA.

The following table presents our calculation of adjusted EBITDA reconciled to net income (loss):

	Three months	Three months
	ended	ended	Year ended December 31,
(amounts in thousands)	April 3, 2010	April 4, 2009	2009	2008	2007	2006	2005

Net income (loss)	$54,102	$(55,538)	$(76,752)	$(498,475)	$4,982	$6,976	$21,217
Interest expense, net(2)	33,954	33,691	135,303	137,398	97,994	75,475	56,927
Provision (benefit) for income taxes	6,532	(11,049)	(17,966)	(69,951)	3,634	4,147	13,259
Depreciation and amortization	15,454	13,896	56,271	61,765	54,067	33,816	26,125
Non-cash gain on extinguishment of debt(2)	(98,187)	—	—	—	—	—	—
(Gain)/loss on currency transaction	(104)	88	(475)	911	(3,961)	(77)	(1,010)
Non-cash charge of purchase price allocated to inventories	—	—	—	19	1,289	3,266	—
Restructuring/2006 phantom stock conversion expense	106	3,994	8,992	10,859	10,356	3,840	—
Customer inventory buyback	252	1,685	8,345	1,890		—	—
Goodwill impairment	—	—	—	450,000	—	—	—
Intangible asset impairment	—	—	—	—	4,150	—	—
Cumulative effect of accounting change	—	—	—	—	—	86	—
Management fees(7)	248	696	2,497	1,679	3,505	2,523	2,331

Adjusted EBITDA	$12,357	$(12,537)	$116,215	$96,095	$176,016	$130,052	$118,849

(6)	Single family housing starts data furnished by NAHB forecast (as of April 23, 2010).

(7)	After the completion of this offering, the advisory agreement with an affiliate of the CI Partnerships will be terminated and management fees will no longer be paid.

Management’s discussion and analysis of financial
condition and results of operations

You should read the following discussion and analysis of our consolidated financial condition and results of operations in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve certain risks and uncertainties. Actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements due to a number of factors, including those set forth under “Risk factors” and elsewhere in this prospectus. This historical discussion and analysis of our consolidated financial condition and results of operations does not give effect to the Reorganization Transactions, the entry into the tax receivable agreement, this offering and the application of the net proceeds of this offering.

General

We are a leading manufacturer of residential exterior building products in North America, operating in two reportable segments: (i) Siding, Fencing, and Stone and (ii) Windows and Doors, which comprised approximately 60% and 40% of our sales, respectively, for the fiscal year ended December 31, 2009. These two segments produce a comprehensive product line of vinyl siding, designer accents and skirting, vinyl and composite fencing and railing, stone veneer and vinyl windows and doors used in both new construction and home repair and remodeling in the United States and Western Canada. Vinyl building products have the leading share of sales volume in siding and windows in the United States. We also manufacture vinyl and aluminum soffit and siding accessories, aluminum trim coil, wood windows, aluminum windows, vinyl and aluminum-clad windows and steel and fiberglass doors, enabling us to bundle complementary and color-matched products and accessories with our core products. We believe that our comprehensive product portfolio and geographically diverse, low cost manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other exterior building products suppliers.

Ply Gem Holdings was incorporated on January 23, 2004 by affiliates of CI Capital Partners for the purpose of acquiring Ply Gem Industries from Nortek, Inc. (“Nortek”). The Ply Gem acquisition was completed on February 12, 2004. Prior to the Ply Gem acquisition, our business was known as the Windows, Doors and Siding division of Nortek, where the business operated as a holding company with a broad set of brands. Since the Ply Gem acquisition, we have acquired five additional businesses to complement and expand our product portfolio and geographical diversity. After being recruited by our directors affiliated with CI Capital Partners, Gary E. Robinette, our President and Chief Executive Officer, joined Ply Gem in October 2006, and has employed the strategy of transitioning Ply Gem to an integrated and consolidated business model under the Ply Gem brand.

The following is a summary of Ply Gem’s acquisition history:

•	On August 27, 2004, Ply Gem acquired MWM Holding, a manufacturer of vinyl, wood, wood-clad, composite, impact and aluminum windows and patio doors under the name MW Windows & Doors.

•	On February 24, 2006, Alenco, a manufacturer of aluminum and vinyl windows and door products, was acquired by Ply Gem. This acquisition supported our national window strategy and today operates under common leadership with our other U.S. window businesses.

•	On October 31, 2006, Ply Gem completed the acquisition of Alcoa Home Exteriors, Inc. (“AHE”), a leading manufacturer of vinyl siding, aluminum siding, injection molded shutters and vinyl, aluminum and injection molded accessories. As a result of the AHE acquisition, AHE became part of our Siding, Fencing, and Stone Segment and operates under common leadership with our existing siding business.

•	On September 30, 2007, Ply Gem completed the acquisition of CertainTeed Corporation’s vinyl window and patio door business, which we have named Ply Gem Pacific Windows, a leading manufacturer of premium vinyl windows and patio doors.

•	On October 31, 2008, Ply Gem acquired substantially all of the assets of Ply Gem Stone (formerly United Stone Veneer), a manufacturer of stone veneer products. As a result of the Ply Gem Stone acquisition, the Company modified the name of its “Siding, Fencing, and Railing” segment to “Siding, Fencing, and Stone” during 2008.

Prior to January 11, 2010, Ply Gem Holdings was a wholly-owned subsidiary of Ply Gem Investment Holdings, Inc. (“Ply Gem Investment Holdings”), which was a wholly-owned subsidiary of Ply Gem Prime. On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime being the surviving corporation. As a result, Ply Gem Holdings is a wholly-owned subsidiary of Ply Gem Prime. Immediately prior to the closing of this offering, Ply Gem Prime will merge with and into Ply Gem Holdings, with Ply Gem Holdings being the surviving entity.

We are a holding company with no operations or assets of our own other than the capital stock of our subsidiaries. The terms of the ABL Facility and the indentures governing the Senior Secured Notes and the 13.125% Senior Subordinated Notes place restrictions on Ply Gem Industries and its subsidiaries’ ability to make certain payments and otherwise transfer assets to us. Further, the terms of the ABL Facility place restrictions on our ability to make certain dividend payments.

Financial statement presentation

Net sales. Net sales represent the fixed selling price of our products plus certain shipping charges less applicable provisions for discounts and allowances. Allowances include cash discounts, volume rebates and returns among others.

Cost of products sold. Cost of products sold includes direct material and manufacturing costs, manufacturing depreciation, third-party and in-house delivery costs and product warranty expense.

Selling, general and administrative expense. Selling, general and administrative expense (“SG&A expense”) includes all non-product related operating expenses, including selling, marketing, research and development costs, information technology, restructuring, and other general and administrative expenses.

Operating earnings (loss). Operating earnings (loss) represents net sales less cost of products sold, SG&A expense and amortization of intangible assets.

Comparability. All periods after the Pacific Windows acquisition in September 2007 include the results of operations of Pacific Windows. All periods after the Ply Gem Stone acquisition in October 2008 include the results of operations of Ply Gem Stone.

Impact of commodity pricing

PVC resin and aluminum are major components in the production of our products and changes in PVC resin and aluminum prices have a direct impact on our cost of products sold. Historically, we have been able to pass on the price increases to our customers. The results of operations for individual quarters can be negatively impacted by a delay between the time of raw material cost increases and price increases that we implement in our products, or conversely can be positively impacted by a delay between the time of a raw material price decrease and competitive pricing moves that we implement accordingly.

Impact of weather

Since our building products are intended for exterior use, our sales and operating earnings tend to be lower during periods of inclement weather. Weather conditions in the first and fourth quarters of each calendar year historically result in those quarters producing significantly less sales revenue than in any other period of the year. As a result, we have historically had lower profits or losses in the first quarter, and reduced profits in the fourth quarter of each calendar year due to the weather. Our results of operations for individual quarters in the future may be impacted by adverse weather conditions.

Critical accounting policies

The following discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Certain of our accounting policies require the application of judgments in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. We periodically evaluate the judgments and estimates used for our critical accounting policies to ensure that such judgments and estimates are reasonable for our interim and year-end reporting requirements. These judgments and estimates are based upon our historical experience, current trends and information available from other sources, as appropriate. If different conditions result compared to our assumptions and judgments, the results could be materially different from our estimates. Management also believes that the five areas where different assumptions could result in materially different reported results are 1) goodwill and intangible asset impairment tests, 2) accounts receivable related to estimation of allowances for doubtful accounts, 3) inventories in estimating reserves for obsolete and excess inventory, 4) warranty reserves and 5) income taxes. Although we believe the likelihood of a material difference in these areas is low based upon our historical experience, a 10% change in our allowance for doubtful accounts, inventory reserve estimates, and warranty reserve at December 31, 2009 would result in an approximate $0.5 million, $0.7 million, and $4.3 million impact on expenses, respectively. Additionally, we have included in the discussion that follows our estimation methodology for both accounts receivable and inventories. While all significant policies are important to our consolidated financial statements, some of these policies may be viewed as being critical. Our critical accounting policies include:

Revenue Recognition. We recognize sales based upon shipment of products to our customers net of applicable provisions for discounts and allowances. Generally, the customer takes title upon shipment and assumes the risks and rewards of ownership of the product. For certain products, our customers take title upon delivery, at which time revenue is then recognized. Revenue includes the selling price of the product and all shipping costs paid by the customer.

Revenue is reduced at the time of sale for estimated sales returns and all applicable allowances and discounts based on historical experience. We also provide for estimates of warranty, bad debts, shipping costs and certain sales-related customer programs at the time of sale. Shipping and warranty costs are included in cost of products sold. Bad debt expense and sales-related marketing programs are included in SG&A expense. We believe that our procedures for estimating such amounts are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are reconciled to the actual amounts.

Accounts Receivable. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments, which is provided for in bad debt expense. We determine the adequacy of this allowance by regularly reviewing our accounts receivable aging and evaluating individual customers’ receivables, considering customers’ financial condition, credit history and other current economic conditions. If a customer’s financial condition were to deteriorate which might impact its ability to make payment, then additional allowances may be required.

Inventories. Inventories in the accompanying consolidated balance sheets are valued at the lower of cost or market. During the year ended December 31, 2008, we elected to conform our method of valuing our inventory to the FIFO method from the LIFO method since over 92% of our inventory used FIFO. We believe that the FIFO method is preferable because it provides a better measure of the current value of its inventory and provides a better matching of manufacturing costs with revenues. The change resulted in the application of a single costing method to all of our inventories. We record provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause the actual results to differ from the estimates at the time such inventory is disposed or sold.

Asset Impairment. We evaluate the realizability of certain long-lived assets, which primarily consist of property and equipment and intangible assets subject to amortization, based on expectations of undiscounted future cash flows for each asset group. If circumstances indicate a potential impairment, and if the sum of the expected undiscounted future cash flow is less than the carrying amount of all long-lived assets, we would recognize an impairment loss. A decrease in projected cash flows due to depressed residential housing construction and remodeling was determined to be a triggering event during 2009 and 2008. The impairment test results did not indicate that an impairment existed at December 31, 2009 or December 31, 2008. Refer to Note 1 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding long-lived assets including the level of impairment testing, the material assumptions regarding these impairment calculations, and the sensitivities surrounding those assumptions.

Goodwill Impairment. We perform an annual test for goodwill impairment during the fourth quarter of each year and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. We use the two-step method to determine goodwill impairment. If the carrying amount of a reporting unit exceeds its fair value (Step One Analysis), we measure the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including previously unrecognized intangible assets

(Step Two Analysis). The excess of the reporting unit’s fair value over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill.

To evaluate goodwill impairment, we estimate the fair value of reporting units considering such factors as discounted cash flows and valuation multiples for comparable publicly traded companies. A significant reduction in projected sales and earnings which would lead to a reduction in future cash flows could indicate potential impairment. Depressed residential housing construction and remodeling was determined to be a triggering event during the third quarter of 2008. The test results indicated that an estimated impairment of approximately $200.0 million existed at September 27, 2008. This impairment was recognized within the Windows and Doors segment’s operating earnings in the third quarter of 2008.

Our annual goodwill impairment test performed during the fourth quarter of 2008 was affected by further housing market declines as well as significant decreases in market multiples. The test results indicated that an additional impairment of approximately $127.8 million existed in our Windows and Doors segment at December 31, 2008. In addition, an impairment of approximately $122.2 million was recognized in our Siding, Fencing, and Stone segment. These impairments were recognized in the respective segments in the fourth quarter of 2008. Our annual goodwill impairment test performed during the fourth quarter of 2009 indicated no impairment. The Windows and Doors and Siding, Fencing, and Stone reporting units exceeded their carrying values at December 31, 2009 by approximately 26% and 50%, respectively.

We performed the following sensitivity analysis on the reporting unit Step One fair values as of December 31, 2009, December 31, 2008, and September 27, 2008:

	As of	As of	As of
	December 31,	December 31,	September 27,
(amounts in thousands)	2009	2008	2008

Estimated Windows and Doors reporting unit fair value (decrease) increase in the event of a 10% increase in the weighting of the market multiples method	$5,000	$(5,900)	$(15,800)
Estimated Siding, Fencing, and Stone reporting unit fair value (decrease) increase in the event of a 10% increase in the weighting of the market multiples method	7,000	(1,200)	2,900

A summary of the key assumptions utilized in the goodwill impairment analysis at December 31, 2009, December 31, 2008, and September 27, 2008, as it relates to the Step One fair values and the sensitivities for these assumptions follows:

	Windows and Doors
	As of	As of	As of
	December 31,	December 31,	September 27,
	2009	2008	2008

Assumptions:
Income approach:
Estimated housing starts in terminal year	1,100,000	850,000	1,100,000
Terminal growth rate	3.5%	3.5%	3.5%
Discount rates	19.0%	19.0%	14.0%
Market approach:
Control premiums	20.0%	20.0%	20.0%
Sensitivities:
(amounts in thousands)
Estimated fair value decrease in the event of a 1% decrease in the terminal year growth	$11,565	$7,937	$26,629
Estimated fair value decrease in the event of a 1% increase in the discount rate	18,563	15,876	43,331
Estimated fair value decrease in the event of a 1% decrease in the control premium	2,699	1,545	2,518

	Siding, Fencing, and Stone
	As of	As of	As of
	December 31,	December 31,	September 27,
	2009	2008	2008

Assumptions:
Income approach:
Estimated housing starts in terminal year	1,100,000	850,000	1,100,000
Terminal growth rate	3.0%	3.0%	3.0%
Discount rates	19.0%	18.0%	14.0%
Market approach:
Control premiums	10.0%	10.0%	10.0%
Sensitivities:
(amounts in thousands)
Estimated fair value decrease in the event of a 1% decrease in the terminal year growth	$23,989	$18,330	$38,064
Estimated fair value decrease in the event of a 1% increase in the discount rate	45,248	35,659	64,261
Estimated fair value decrease in the event of a 1% decrease in the control premium	7,470	5,316	7,348

We provide no assurance that: 1) valuation multiples will not decline further, 2) discount rates will not increase or 3) the earnings, book values or projected earnings and cash flows of our reporting units will not decline. We will continue to analyze changes to these assumptions in future periods. We will continue to evaluate goodwill during future periods and further declines in residential housing construction and remodeling could result in additional goodwill impairments.

Income Taxes. We utilize the asset and liability method in accounting for income taxes, which requires that the deferred tax consequences of temporary differences between the amounts recorded in our financial statements and the amounts included in our federal and state income tax returns be recognized in the consolidated balance sheet. The amount recorded in our consolidated financial statements reflects estimates of final amounts due to timing of completion and filing of actual income tax returns. Estimates are required with respect to, among other things, the appropriate state income tax rates used in the various states in which we and our subsidiaries are required to file, the potential utilization of operating and capital loss carryforwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realized in the future. We establish reserves when, despite our belief that our tax return positions are fully supportable, certain positions could be challenged, and the positions may not be fully sustained. We have entered into a tax sharing agreement with Ply Gem Industries and Ply Gem Prime pursuant to which tax liabilities for each respective party are computed on a stand-alone basis. Our U.S. subsidiaries file unitary, combined federal income tax returns and separate state income tax returns. Ply Gem Canada, Inc. (“Ply Gem Canada”), formerly CWD Windows and Doors, Inc., files separate Canadian income tax returns.

At December 31, 2008, we were in a net deferred tax liability position and had sufficient taxable income from reversing taxable temporary differences to realize the federal deferred tax assets. We scheduled out the reversing temporary differences associated with their deferred tax assets and deferred tax liabilities to reach this conclusion. Due to recent cumulative losses accumulated by us, our management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets. At December 31, 2009, we were in a full federal valuation allowance position as we were no longer in a net deferred liability tax position and continued to incur losses for income tax purposes. Refer to Note 12 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding income taxes.

Purchase Accounting. Business acquisitions are accounted for using the purchase method of accounting. The cost of the acquired company is allocated to identifiable tangible and intangible assets based on estimated fair value with the excess allocated to goodwill.

Results of operations

The following table summarizes net sales and net income (loss) by segment and is derived from the accompanying consolidated statements of operations included in this report:

	For the three months ended
	April 3, 2010	April 4, 2009	Year ended December 31,
(amounts in thousands)	(unaudited)	(unaudited)	2009	2008	2007

Net Sales
Siding, Fencing, and Stone	$117,668	$108,460	$577,390	$709,432	$828,124
Windows and Doors	86,537	74,291	373,984	465,587	535,422
Operating earnings (loss)
Siding, Fencing, and Stone	10,514	(7,517)	77,756	(75,431)	73,560
Windows and Doors	(10,756)	(21,682)	(23,504)	(344,140)	36,134
Unallocated	(3,461)	(3,609)	(14,142)	(10,546)	(7,045)
Foreign currency gain (loss)
Windows and Doors	104	(88)	475	(911)	3,961
Interest expense, net
Siding, Fencing, and Stone	(43)	(55)	(169)	(125)	(110)
Windows and Doors	46	(1)	183	518	1,673
Unallocated	33,951	33,747	135,289	137,005	96,431
Income tax benefit (expense)
Unallocated	(6,532)	11,049	17,966	69,951	(3,634)
Gain on extinguishment of debt	98,187	—	—	—	—
Net income (loss)	$54,102	$(55,538)	$(76,752)	$(498,475)	$4,982

The following tables set forth our results of operations based on the amounts and the percentage relationship of the items listed to net sales for the periods indicated.

This review of performance is organized by business segment, reflecting the way we manage our business. Each business group leader is responsible for operating results down to operating earnings (loss). We use operating earnings as a performance measure as it captures the income and expenses within the management control of our business leaders. Corporate management is responsible for making all financing decisions. Therefore, each segment discussion focuses on the factors affecting operating earnings, while interest expense and income taxes and certain other unallocated expenses are separately discussed at the corporate level.

Siding, Fencing, and Stone segment

	For the three months ended				Year ended December 31,
(amounts in thousands)	April 3, 2010 (unaudited)		April 4, 2009 (unaudited)		2009		2008		2007

Statement of operations data:
Net sales	$117,668	100.0%	$108,460	100.0%	$577,390	100.0%	$709,432	100.0%	$828,124	100.0%
Cost of products sold	90,294	76.7%	95,475	88.0%	428,037	74.1%	578,850	81.6%	659,423	79.6%

Gross profit	27,374	23.3%	12,985	12.0%	149,353	25.9%	130,582	18.4%	168,701	20.4%
SG&A expense	14,729	12.5%	18,372	16.9%	63,072	10.9%	75,240	10.6%	86,068	10.4%
Amortization of intangible assets	2,131	1.8%	2,130	2.0%	8,525	1.5%	8,546	1.2%	9,073	1.1%
Goodwill impairment	—	0.0%	—	0.0%	—	0.0%	122,227	17.2%	—	0.0%

Operating earnings (loss)	$10,514	8.9%	$(7,517)	−6.9%	$77,756	13.5%	$(75,431)	−10.6%	$73,560	8.9%

As a result of the Ply Gem Stone acquisition, we shortened the name of our “Siding, Fencing, Railing and Decking” segment to “Siding, Fencing, and Stone” during 2008. The Ply Gem Stone results were included within this segment from October 31, 2008 forward. The other operations within this segment remain unchanged.

Net sales

Net sales for the three months ended April 3, 2010 increased compared to the same period in 2009 by approximately $9.2 million, or 8.5%. The increase in net sales was driven by improved industry wide market conditions in new construction as single family housing starts increased favorably impacting demand for our products. According to the U.S. Census Bureau, fourth quarter 2009 and first quarter 2010 single family housing starts were estimated to increase by approximately 1.5% and 46.0% respectively from actual levels achieved in the fourth quarter of 2008 and the first quarter of 2009. The increase in net sales that resulted from improved market conditions in new construction were partially offset by overall market softness in repair and remodeling expenditures. According to the Joint Center for Housing Studies of Harvard University’s leading indicator of remodeling activity (LIRA) index, repair and remodeling activity declined in the first quarter of 2010 as compared to the first quarter of 2009.

Net sales for the year ended December 31, 2009 decreased from the year ended December 31, 2008 by approximately $132.0 million, or 18.6%. The decrease in net sales was driven by industry wide market declines resulting from lower single family housing starts, which negatively impacted the new construction sector and overall softness in repair and remodeling expenditures. These market conditions negatively impacted demand for our products. According to the NAHB, single family housing starts for 2009 were 441,000 units, which represents a decline of approximately 28.4% from 2008 levels of 616,000. In addition to lower unit volume shipments, selling prices were generally lower in 2009 as compared to 2008 due to market pressure that resulted from lower raw material and freight costs. The decrease in net sales that resulted from industry wide market demand declines and lower selling prices were partially offset by product share gains from sales to new customers and/or expanded sales to existing customers from additional products or sales in new geographical regions. As a result of our market share gains, we believe that we outperformed the vinyl siding industry. Our 2009 unit shipments of vinyl siding decreased by approximately 12% as compared to the U.S. vinyl siding industry, as summarized by the Vinyl Siding Institute, which reported a 23% unit shipment decline in 2009. As a result, we estimate that our share of U.S. vinyl siding units shipped increased from approximately 29% in 2008 to 33% for the year ended December 31, 2009. Additionally, our 2009 sales include sales contributed by Ply Gem Stone which was acquired in October 2008.

Net sales for the year ended December 31, 2008 decreased from the year ended December 31, 2007 by approximately $118.7 million or 14.3%. The decrease in net sales was driven by industry wide market declines resulting from lower single family housing starts, which negatively impacted the new construction sector and overall softness in repair and remodeling expenditures. These market conditions negatively impacted demand for our products. According to the NAHB, 2008 single family housing starts declined approximately 40.5% from actual levels achieved in 2007 with single family housing starts declining from 1,036,000 units in 2007 to 616,000 in 2008. The decrease in net sales that resulted from industry wide market demand declines was partially offset by price increases that we implemented in response to increasing raw materials and freight costs as discussed below in cost of products sold and sales from Ply Gem Stone.

Cost of products sold

Cost of products sold for the three months ended April 3, 2010 decreased compared to the same period in 2009 by approximately $5.2 million, or 5.4%. The decrease in cost of products sold was driven by lower material cost due to the termination of an aluminum supply agreement in early 2009, which resulted in abnormally high aluminum material cost charged to cost of products sold in the first quarter of 2009. The decrease in cost of products sold was partially offset by increased sales as discussed above. In addition, we incurred $1.3 million less expense associated with new customers that resulted from the buy-back, or lift-out, of our competitor’s product on initial stocking orders for the three months ended April 3, 2010 as compared to the same period in 2009. Gross profit percentage for the three months ended April 3, 2010 increased from the same period in 2009 from 12.0% to 23.3%. The improvement in gross profit percentage resulted from lower aluminum material cost and new customer buy-back expense as previously discussed. In addition, our gross profit percentage improved as a result of management’s initiatives to reduce fixed expenses, including the consolidation of the majority of the production from our vinyl siding plant in Kearney, Missouri into our other three remaining vinyl siding plants which was completed in the second quarter of 2009.

Cost of products sold for the year ended December 31, 2009 decreased from the year ended December 31, 2008 by approximately $150.8 million, or 26.1%. The decrease in cost of products sold was primarily due to lower sales as discussed above and decreased raw material costs, primarily PVC resin and aluminum, as well as lower freight costs driven by lower oil costs. We estimate that the 2009 full year average market cost of pipe grade PVC resin and aluminum declined by approximately 8.1% and 35.2% respectively as compared to 2008. Gross profit percentage increased from 18.4% in 2008 to 25.9% in 2009. The improvement in gross profit percentage resulted from decreased raw material and freight cost discussed above, partially offset by lower selling prices. In addition, our gross profit percentage improved as a result of management’s initiatives to reduce fixed expenses which included the closure of the vinyl siding plant in Denison, Texas, which ceased production in February 2008, the consolidation of the majority of the production from our vinyl siding plant in Kearney, Missouri into its other three remaining vinyl siding plants, and the consolidation of our metal accessory production from our Valencia, Pennsylvania facility into our Sidney, Ohio facility which occurred during the later part of 2008 and early 2009. The improvement in gross profit that resulted from management’s initiatives was partially offset by initial costs that were incurred with new customers that resulted from the buy-back, or lift-out, of our competitor’s product on the initial stocking orders with our new customers which totaled $7.4 million in 2009 as compared to $1.4 million in 2008.

Cost of products sold for the year ended December 31, 2008 decreased from the year ended December 31, 2007 by approximately $80.6 million or 12.2%. The decrease in cost of products sold was due to lower sales as discussed above, but was partially offset by higher raw material costs, primarily PVC resin and aluminum, as well as higher freight costs driven by higher oil costs. Gross profit percentage decreased from 20.4% in 2007 to 18.4% in 2008. The decrease in gross profit percentage was driven by lower unit sales volume and increased raw material and freight costs. During 2008, we implemented selling price increases in response to higher raw material costs and freight costs, however, our gross profit percentage was negatively impacted by the delay between the time of raw material and freight cost increases and the price increases that we implemented. We experienced market wide decreases in our raw material costs and freight costs during the later months of 2008, which resulted in corresponding decreases in our selling prices as a result of the lower raw material and freight costs. Additionally, in light of current market conditions for building products, we have adjusted the size of our workforce and reduced our fixed overhead structure, including reductions in certain fixed expenses related to the vinyl siding plants in Atlanta, Georgia and Denison, Texas, which ceased production in April of 2007 and February of 2008, respectively.

SG&A expense

SG&A expenses for the three months ended April 3, 2010 decreased compared to the same period in 2009 by approximately $3.6 million, or 19.8%. The decrease in SG&A expense was primarily caused by lower marketing expenses related to our brand conversion from Alcoa Home Exteriors to Mastic Home Exteriors during the first quarter of 2009. We reduced administrative and other fixed expenses in light of current market conditions and incurred lower restructuring and integration expense which totaled approximately $0.1 million for the first quarter of 2010 as compared to approximately $1.2 million for the same period in 2009.

SG&A expense for the year ended December 31, 2009 decreased from the year ended December 31, 2008 by approximately $12.2 million, or 16.2%. The decrease in SG&A expense was due to lower administrative and other fixed expenses that have been reduced in light of current market conditions, as well as, lower restructuring and integration expense. We incurred restructuring and integration expense of approximately $2.9 million in 2009 as compared to approximately $6.9 million in 2008.

SG&A expense for the year ended December 31, 2008 decreased from the year ended December 31, 2007 by approximately $10.8 million or 12.6%. The decrease in SG&A expenses was primarily due to lower selling and marketing costs and other fixed expenses that have been reduced in light of current market conditions for building products. In addition, SG&A expense for 2007 included certain expenses incurred to integrate the AHE acquisition into our Siding, Fencing, and Stone segment.

Amortization of intangible assets

Amortization expense for the three months ended April 3, 2010 was consistent with the same period in 2009.

Amortization expense for the year ended December 31, 2009 was consistent with the year ended December 31, 2008. Amortization expense for the year ended December 31, 2008 decreased from the year ended December 31, 2007 by approximately $0.5 million.

Goodwill impairment

There were no impairment indicators which would trigger an interim impairment test during the quarter ended April 3, 2010 or April 4, 2009.

Our annual goodwill impairment test performed during the fourth quarter of 2009 indicated no impairment. During 2008, we conducted our annual goodwill impairment test. As a result of depressed residential housing construction and remodeling, we incurred a $122.2 million impairment charge to operating earnings during the fourth quarter of 2008 for our Siding, Fencing, and Stone operating segment. Our annual goodwill impairment test performed during the fourth quarter of 2007 indicated no impairment.

Windows and Doors segment

	For the three months ended				Year ended December 31,
(amounts in thousands)	April 3, 2010 (unaudited)		April 4, 2009 (unaudited)		2009		2008		2007

Statement of operations data:
Net sales	$86,537	100.0%	$74,291	100.0%	$373,984	100.0%	$465,587	100.0%	$535,422	100.0%
Cost of products sold	77,014	89.0%	74,216	99.9%	321,804	86.0%	401,248	86.2%	423,730	79.1%

Gross profit	9,523	11.0%	75	0.1%	52,180	14.0%	64,339	13.8%	111,692	20.9%
SG&A expense	15,625	18.1%	18,981	25.5%	64,579	17.3%	69,602	14.9%	62,850	11.7%
Amortization of intangible assets	4,654	5.4%	2,776	3.7%	11,105	3.0%	11,104	2.4%	8,558	1.6%
Goodwill impairment	—	0.0%	—	0.0%	—	0.0%	327,773	70.4%	—	0.0%
Intangible impairment	—	0.0%	—	0.0%	—	0.0%	—	0.0%	4,150	0.8%

Operating earnings (loss)	(10,756)	−12.4%	(21,682)	−29.2%	(23,504)	−6.3%	(344,140)	−73.9%	36,134	6.7%
Currency transaction gain (loss)	$104	0.1%	$(88)	−0.1%	$475	0.1%	$(911)	−0.2%	$3,961	0.7%

Net sales

Net sales for the three months ended April 3, 2010 increased compared to the same period in 2009 by approximately $12.2 million, or 16.5%. The increase in net sales resulted from higher demand for our window and door products due to higher sales of our new construction window and door products resulting from U.S. single family housing starts increases as previously discussed. In addition, sales of our window and door products in Western Canada were favorably impacted by market wide increased demand that resulted from increased housing starts in Alberta, Canada. According to the CMHC, housing starts in Alberta, Canada were estimated to have increased by 126.9% in the first quarter of 2010 as compared to the same period in 2009. Our unit shipments of windows and doors in the United States increased 8.8% in the first three months of 2010 as compared to the same period in 2009, while our unit shipments of windows and doors in Western Canada increased by 48.9% in the first three months of 2010 as compared to the same period in 2009.

Net sales for the year ended December 31, 2009 decreased compared to the same period in 2008 by approximately $91.6 million, or 19.7%. The decrease in net sales was due to lower demand for our window and door products due to lower sales of our new construction window and door products which were negatively impacted by market wide decreased demand that resulted from reductions in single family housing starts in the United States as previously discussed. In addition, sales of our window and door products in Western Canada were negatively impacted by market wide decreased demand that resulted from reductions in housing starts in Alberta, Canada which were estimated to show a decline of 30.1% in 2009 as compared to 2008 according to the CMHC. The decrease in net sales that resulted from industry wide market demand declines in both the U.S. and western Canadian markets were partially offset by product share gains from sales to new customers and/or expanded sales to existing customers from additional products or sales in new geographical regions. Our unit shipments of windows and doors in the United States were down 16.8% in 2009 as compared to 2008, while according to the NAHB, single family housing starts for 2009 were expected to show a decline of approximately 28.4% from actual levels achieved in 2008. Our unit shipments of windows and doors in Western Canada were down 15.8% in 2009 as compared to 2008.

Net sales for the year ended December 31, 2008 decreased from the year ended December 31, 2007 by approximately $69.8 million, or 13.0%. The decrease was due to lower sales of our new construction window products which were negatively impacted by market wide decreased demand that resulted from reductions in single family housing starts as discussed above, as well as lower demand for our repair and remodeling windows which declined due to a slowdown in the remodeling and replacement activity across the United States. The decrease in sales was partially offset by the sales from Pacific Windows which was acquired in September 2007 and price increases that were implemented in response to increasing raw material and freight costs as discussed below.

Cost of products sold

Cost of products sold for the three months ended April 3, 2010 increased compared to the same period in 2009 by approximately $2.8 million, or 3.8%. The increase in cost of products sold was due to increased sales as discussed above. Gross profit as a percentage of sales increased from 0.1% in 2009 to 11.0% in 2010. The improvement in gross profit percentage resulted from lower fixed manufacturing costs due to the closure of our Hammonton, New Jersey, Phoenix, Arizona and Tupelo, Mississippi window plants during 2009 and realigned production within our three west coast window plants, including the realignment of window lineal production during 2009. Also, impacting our gross profit were the initial costs that were incurred with new customers that resulted from the buy-back, or lift-out, of our competitor’s product on the initial stocking orders with our new customers which were $0.0 million in 2010 as compared to $0.2 million for 2009.

Cost of products sold for the year ended December 31, 2009 decreased compared to the same period in 2008 by approximately $79.4 million, or 19.8%. The decrease in cost of products sold was primarily due to lower sales as discussed above and decreased raw material costs, primarily PVC resin and aluminum, as well as lower freight costs driven by lower oil costs as previously discussed. Gross profit percentage increased from 13.8% in 2008 to 14.0% in 2009. The increase in gross profit percentage resulted from lower fixed manufacturing costs that were reduced in response to lower market demand and decreased raw material costs, primarily PVC resin, aluminum and glass, as well as lower freight costs driven in part by lower oil costs. The reduction in fixed manufacturing costs resulted from the closure of our Hammonton, New

Jersey, Phoenix, Arizona and Tupelo, Mississippi window plants during 2009 and realigned production within our three west coast window plants, including the realignment of window lineal production during 2009. Also, impacting our gross profit results were the initial costs that were incurred with new customers that resulted from the buy-back, or lift-out, of our competitor’s product on the initial stocking orders with our new customers which totaled $1.0 million in 2009 as compared to $0.5 million for 2008.

Cost of products sold for the year ended December 31, 2008 decreased from the year ended December 31, 2007 by approximately $22.5 million, or 5.3%. The decrease in cost of products sold was due to lower sales as discussed above, but was partially offset by cost of products sold attributable to Pacific Windows, which was acquired in the fourth quarter of 2007 and by higher raw material costs, primarily PVC resin and aluminum, as well as higher freight costs driven by higher oil costs. Gross profit as a percentage of net sales decreased from 20.9% in 2007 to 13.8% in 2008. The decrease in gross profit percentage was driven by lower unit sales volume, increased raw material and freight costs which were not fully offset by selling price increases, as well as Pacific Windows which carried a lower gross profit margin than our other window and door products.

SG&A expense

SG&A expenses for the three months ended April 3, 2010 decreased compared to the same period in 2009 by approximately $3.4 million, or 17.7%. The decrease in SG&A expense was due to lower administrative and other fixed expenses that have been reduced in light of current market conditions. In addition, we incurred $2.7 million lower restructuring and integration expense for the first quarter of 2010 as compared to the same period in 2009.

SG&A expense for the year ended December 31, 2009 decreased from the year ended December 31, 2008 by approximately $5.0 million, or 7.2%. The decrease in SG&A expense was due to lower administrative and other fixed expenses that have been reduced in light of current market conditions. These SG&A expense reductions were partially offset by higher restructuring and integration expenses that were incurred in 2009 of approximately $5.6 million as compared to approximately $3.3 million in 2008.

SG&A expense for the year ended December 31, 2008 increased from the year ended December 31, 2007 by approximately $6.8 million, or 10.7%. The increase in SG&A was primarily due to the addition of Pacific Windows and reorganization expenses incurred to integrate our U.S. window companies into one operating group. The reorganization expenses are primarily comprised of fees paid to third party consultants assisting with the reorganization and integration of our U.S. window group, as well as severance costs related to positions that have been eliminated. We believe that the reorganization of our U.S. window group will allow us to better serve our customers and end users, while reducing future operating costs.

Amortization of intangible assets

Amortization expense for the three months ended April 3, 2010 increased compared to the same period in 2009 by approximately $1.9 million due to the change in the estimated lives of certain tradenames. During the quarter ended April 3, 2010, we decreased the life of certain trademarks to three years (applied prospectively) as a result of future marketing plans regarding the use of the trademarks.

Amortization expense for the year ended December 31, 2009 was consistent with the amortization expense for the year ended December 31, 2008. Amortization expense for the year ended December 31, 2008 increased from the year ended December 31, 2007 by approximately $2.5 million, due to the reclassification of the tradenames intangible asset from an indefinite lived asset to a definite lived asset.

Goodwill impairment

There were no impairment indicators which would trigger an interim impairment test during the quarter ended April 3, 2010 or April 4, 2009.

Our annual goodwill impairment test performed during the fourth quarter of 2009 indicated no impairment. As a result of depressed residential housing construction and remodeling, we incurred a $127.8 million impairment charge to operating earnings during the fourth quarter of 2008 for our Windows and Doors operating segment. The $127.8 million impairment charge taken in the fourth quarter of 2008 was in addition to the estimated $200.0 million impairment charge to operating earnings taken in our fiscal third quarter of 2008 for our Windows and Doors operating segment. Our annual goodwill impairment test performed during the fourth quarter of 2007 indicated no impairment.

Intangible impairment

There were no impairment indicators which would trigger an interim impairment test during the quarter ended April 3, 2010 or April 4, 2009.

We evaluated the intangible assets as of December 31, 2009 and December 31, 2008 and determined that there was no impairment. We evaluated the intangible assets (tradenames) with indefinite lives for impairment as of November 30, 2007 and determined that there was an impairment. The impairment charge was primarily a result of a change in the assumption of long-term revenue growth related to the tradenames. As a result, we wrote down those assets by approximately $4.2 million for the year ended December 31, 2007.

Currency transaction gain (loss)

Currency transaction gain (loss) changed from a loss of approximately $88,000 for the three months ended April 4, 2009 to a gain of approximately $104,000 for the three months ended April 3, 2010.

Currency transaction gain (loss) changed from a loss of approximately $0.9 million for the year ended December 31, 2008 to a gain of approximately $0.5 million for the year ended December 31, 2009.

Currency transaction gain (loss) changed from a gain of approximately $4.0 million for the year ended December 31, 2007 to a loss of approximately $0.9 million for the year ended December 31, 2008.

Unallocated operating earnings, interest, and provision for income taxes

	For the three
	months ended
	April 3,	April 4,
	2010	2009	Year ended December 31,
(amounts in thousands)	(unaudited)	(unaudited)	2009	2008	2007

Statement of operations data:
SG&A expense	$(3,452)	$(3,609)	$(14,121)	$(10,546)	$(7,045)
Amortization of intangible assets	(9)	—	(21)	—	—

Operating loss	(3,461)	(3,609)	(14,142)	(10,546)	(7,045)
Interest expense	(33,960)	(33,756)	(135,328)	(137,395)	(97,558)
Interest income	9	9	39	390	1,127
Gain on extinguishment of debt	98,187	—	—	—	—
Benefit (provision) for income taxes	$(6,532)	$11,049	$17,966	$69,951	$(3,634)

SG&A expense

Unallocated SG&A expense include items which are not directly attributed to or allocated to either of our reporting segments. Such items include legal costs, corporate payroll, and unallocated finance and accounting expenses. The unallocated SG&A expense for the three months ended April 3, 2010 decreased by approximately $0.2 million compared to the same period in 2009 primarily due to lower professional fees.

The SG&A expense increase of approximately $3.6 million for the year ended December 31, 2009 as compared to December 31, 2008 was driven by the expansion of the corporate office and centralization of back office functions from the operating units to the corporate office including payroll, payables, credit (US Windows), cash application and billing.

The increase of approximately $3.5 million in expenses for the year ended December 31, 2008 as compared to the prior year was primarily due to higher salary and travel and entertainment expenses due to the addition of a corporate marketing department and one-time expenses related to the 2008 corporate office movement to Cary, North Carolina.

Amortization of intangible assets

The amortization expense for the for the three months ended April 3, 2010 was approximately $9,000 compared to no amortization expense for the three months ended April 4, 2009.

The amortization expense for the year ended December 31, 2009 was approximately $21,000. There was no amortization expense for the years ended December 31, 2008 and December 31, 2007.

Interest expense

Interest expense for the three months ended April 3, 2010 increased by approximately $0.2 million over the same period in 2009 due to interest of approximately $0.5 million on the additional

$25.0 million of Senior Secured Notes issued in October 2009, interest of approximately $0.5 million due to the amortization of the bond discount associated with the additional $25.0 million of Senior Secured Notes, and an increase of approximately $0.2 million due to a higher interest rate on ABL borrowings, partially offset by approximately $1.0 million of financing costs expensed as interest in 2009.

Interest expense for the year ended December 31, 2009 decreased by approximately $2.1 million over the same period in 2008. The decrease was due to the following:

•	a decrease of approximately $27.6 million due to interest costs incurred in the second quarter of 2008 related to the issuance of new debt (approximately $14.0 million deferred financing costs associated with previous debt, approximately $6.8 million for a prepayment premium, and approximately $6.8 million of bank amendment fees that was subsequently retired);

•	an increase of approximately $16.6 million due to 2009 interest of approximately $37.2 million on the $700.0 million Senior Secured Notes issued on June 9, 2008, as compared to approximately $20.6 million of 2008 interest on our previous term loan which was repaid on June 9, 2008;

•	an increase of approximately $1.2 million due to interest paid on increased borrowings under the ABL Facility;

•	an increase of approximately $6.7 million of interest charges related to the various debt financing activities which occurred during 2009 involving third party fees; and

•	an increase of approximately $1.0 million due to higher amortization of deferred financing costs in 2009 as compared to 2008.

Interest expense for the year ended December 31, 2008 increased by approximately $39.8 million, or 40.8%, over the same period in 2007. The increase was due to the following:

•	an increase of approximately $46.2 million due to additional interest on the $700.0 million Senior Secured Notes issued on June 9, 2008;

•	an increase of approximately $27.6 million due to interest costs incurred in the second quarter of 2008 related to the issuance of new debt (approximately $14.0 million deferred financing costs associated with previous debt, approximately $6.8 million for a prepayment premium, and approximately $6.8 million of bank amendment fees that was subsequently retired);

•	an increase of approximately $1.8 million on ABL/revolver borrowings;

•	a decrease of approximately $34.6 million due to interest paid in 2007 on our previous term loan which was paid off effective June 9, 2008; and

•	a decrease of approximately $1.2 million resulting from the reclassification of 2007 third-party financing costs from other expense to interest expense.

Interest income

Interest income for the three months ended April 3, 2010 was consistent with the same period in 2009.

Interest income for the year ended December 31, 2009 decreased from the year ended December 31, 2008 by approximately $0.4 million as a result of lower interest rates in 2009 as compared to 2008.

Interest income for the year ended December 31, 2008 decreased from the year ended December 31, 2007 by approximately $0.7 million as a result of lower interest rates in 2008 as compared to 2007.

Gain on extinguishment of debt

As a result of the redemption of $141.2 million aggregate principal amount of the 9% Senior Subordinated Notes on February 16, 2010, we recognized a loss on extinguishment of debt of approximately $2.2 million related predominantly to the write-off of unamortized debt issuance costs. As a result of the contribution of $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes by the CI Partnerships in exchange for equity of Ply Gem Prime valued at approximately $114.9 million on February 12, 2010, we recognized a gain on extinguishment of debt of approximately $100.4 million including the write-off of unamortized debt issuance costs of approximately $3.5 million. The net $98.2 million gain on debt extinguishment was recorded within other income (expense) separately in the condensed consolidated statement of operations for the period ended April 3, 2010.

We recognized no gain on extinguishment of debt for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

Income taxes

The income tax provision for the three months ended April 3, 2010 increased by approximately $17.6 million over the same period in 2009. Our pre-tax income for the quarter ended April 3, 2010 included a $98.2 million gain on extinguishment of debt in which the majority of this gain was recognized during 2009 for income tax purposes. Our pre-tax loss for the quarter ended April 3, 2010 adjusting for the extinguishment gain was $37.6 million compared to a pre-tax loss of $66.6 million for the quarter ended April 4, 2009. Therefore, the reason for the increase in the tax provision relates to the favorable operating performance during the first quarter of 2010 in which pre-tax loss improved $29.0 million. The reason for an income tax expense despite the pre-tax loss relates to state income taxes as well as income taxes for Ply Gem Canada. For the quarter ended April 3, 2010, our estimated effective income tax rate for the full year was approximately 11.4%, which varied from the statutory rate primarily due to state tax expense, a decrease in the valuation allowance, and for cancellation of debt income offset by a repurchase premium and original issue discount. During the quarter ended April 4, 2009, our effective tax rate was 16.5% which was consistent with our expectation for the full 2009 fiscal year.

During February 2010, the CI Partnerships contributed approximately $218.8 million aggregate principal amount of 9% Senior Subordinated Notes to us in exchange for equity of Ply Gem Prime valued at approximately $114.9 million. Prior to this $218.8 million contribution to us, the CI Partnerships initially transferred the notes to Ply Gem Prime, our direct parent, which then transferred the notes to us and we transferred such notes to Ply Gem Industries as a capital contribution and the 9% Senior Subordinated Notes were then cancelled. As a result of these debt transactions, we recognized $35.3 million of additional cancellation of indebtedness income (“CODI”) for income tax purposes during the quarter ended April 3, 2010. During the quarter ended April 4, 2009, affiliates of the CI Partnerships purchased a majority of the

9% Senior Subordinated Notes. We determined that approximately $95.7 million would be considered CODI for the quarter ended April 4, 2009 as the acquiring party was deemed a related party for income tax purposes.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 (the “Act”). Among its provisions, the Act permits certain taxpayers to elect to defer the taxation of CODI arising from certain repurchases, exchanges or modifications of their outstanding debt that occur during 2009 and 2010. For debt acquired in 2009, the CODI can be deferred for five years and then included in taxable income ratably over the next five years. The CODI deferral and inclusion periods for debt acquired during 2010 would be four years. If this election is made by September 2010 for debt acquired in 2009 or September 2011 for debt acquired during 2010, we would be required to defer the deduction of all or a substantial portion of any “original issue discount” (“OID”) expenses as well as the CODI. These OID deductions also would be deferred until 2014 and we would be allowed to deduct these costs ratably over the same four or five-year period. We do not currently plan to defer the 2009 or 2010 CODI.

In addition to the $35.3 million of 2010 CODI income recognized for income tax purposes, we recognized a repurchase premium deduction of approximately $10.3 million and an OID deduction of approximately $17.8 million in conjunction with the debt transactions occurring during the quarter ended April 3, 2010. These deductions partially offset the CODI that was recognized for income tax purposes in the quarter ended April 3, 2010. The remaining $7.2 million of CODI was offset during the quarter ended April 3, 2010 by net operating losses.

Income tax benefit for the year ended December 31, 2009 decreased to approximately $17.9 million from a benefit of approximately $70.0 million for 2008. The decrease was caused by an increase in valuation allowances of approximately $42.0 million offset by the tax benefit of approximately $24.9 million associated with cancellation of debt income and improved operating performance compared to 2008. As of December 31, 2009, a full valuation allowance has been provided against certain deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utililized. Due to recent cumulative losses accumulated by us, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets. Our effective tax rate for the year ended December 31, 2009 was approximately 18.9%. At December 31, 2008, we were in a net deferred tax liability position and had sufficient taxable income from reversing taxable temporary differences to realize the federal deferred tax assets. We scheduled out the reversing temporary differences associated with our deferred tax assets and deferred tax liabilities to conclude that a full valuation allowance was not necessary at December 31, 2008.

Income tax expense for the year ended December 31, 2008 changed from a tax provision of approximately $3.6 million for 2007 to a tax benefit of approximately $70.0 million, primarily as a result of a pre-tax loss incurred during 2008 caused primarily by the $450.0 million goodwill impairment and the $27.6 million in deferred financing cost expenses. Our effective tax rate for the year ended December 31, 2008 was 38.1% excluding the goodwill impairment charge.

Liquidity and capital resources

During the three months ended April 3, 2010, cash and cash equivalents increased approximately $14.6 million compared to $31.7 million as of April 3, 2010, reflecting increased borrowings on the ABL Facility due to our seasonal working capital needs. During the year ended December 31, 2009, cash and cash equivalents decreased approximately $41.2 million to $17.1 million as of December 31, 2009, reflecting the challenging economic conditions currently affecting the housing industry.

Our business is seasonal because inclement weather during the winter months reduces the level of building and remodeling activity in both the home repair and remodeling and the new home construction sectors, especially in the Northeast and Midwest regions of the United States and Western Canada. As a result, our liquidity typically increases during the second and third quarters as our borrowing base increases under the ABL Facility reaching a peak early in the fourth quarter, and decreases late in the fourth quarter and throughout the first quarter.

Our primary cash needs are for working capital, capital expenditures and debt service. As of April 3, 2010, our annual interest charges for debt service, including the ABL Facility, were estimated to be approximately $108.5 million. We do not have any scheduled debt maturities until 2013. On a pro forma basis, after giving effect to this offering and the application of net proceeds from this offering, our annual cash interest charges for debt service are estimated to be $      million.

The specific debt instruments and their corresponding terms and due dates are described in the following sections.

Our capital expenditures were estimated to be approximately 1.4% to 1.6% of net sales on an annual basis. As of April 3, 2010, our purchase commitments for inventory were approximately $65.0 million. We finance these cash requirements through internally generated cash flow and funds borrowed under the ABL Facility.

We intend to use the net proceeds to us from this offering (i) to redeem or repurchase a portion of our outstanding indebtedness and (ii) to pay transaction fees and other expenses. See “Use of proceeds.” As of April 3, 2010, on an adjusted basis after giving effect to the Reorganization Transactions and this offering, we would have had approximately $      million of indebtedness outstanding, including $65.0 million of outstanding borrowings under our ABL Facility.

Substantially all of our outstanding indebtedness will mature in 2013 and 2014. Although we expect to refinance such indebtedness, we may not be successful in refinancing, extending the maturity or otherwise amending the terms of such indebtedness because of market conditions, disruptions in the debt markets, our financial performance or other reasons. Furthermore, the terms of any refinancing, extension or amendment may not be as favorable as the current terms of our indebtedness. If we are not successful in refinancing our indebtedness or extending its maturity, we and our subsidiaries could face substantial liquidity problems and may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure our indebtedness. See “Risk factors — Risks associated with our business — We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. We may also be unable to generate sufficient cash to make required capital expenditures.”

Our specific cash flow movement for the three months ended April 3, 2010 and the year ended December 31, 2009 are summarized below:

Cash provided by (used in) operating activities

Net cash used in operating activities for the three months ended April 3, 2010 was approximately $21.4 million. Net cash used in operating activities for the three months ended

April 4, 2009 was approximately $48.7 million. The decrease in cash used in operating activities for the first quarter of 2010 as compared to the first quarter of 2009 was primarily caused by favorable working capital changes for accounts payable. Throughout the past twelve months, we have closely monitored our payment terms to maintain and improve liquidity especially during the fourth and first quarters when weather impacts our business.

Net cash used in operating activities for the year ended December 31, 2009 was approximately $16.9 million. Net cash used in operating activities for the year ended December 31, 2008 was approximately $58.9 million and net cash provided by operating activities for the year ended December 31, 2007 was approximately $73.8 million. The change in cash used in operating activities for 2009 as compared to 2008 was primarily driven by lower sales of approximately 19.0% for 2009. The sales decrease can be attributed to the 28.4% decrease in single family housing starts during 2009 as compared to 2008. With lower sales, receivables were lower throughout the year which contributed to less cash from operations. The lower sales levels were offset by a positive inventory change of approximately $26.4 million and favorable working capital changes for accounts payable and accrued expenses of approximately $31.6 million compared to 2008. The decrease in cash provided by operating activities for the year ended December 31, 2008 as compared to 2007 reflected the 40.5% decrease in single family housing starts which contributed to lower net income during the period.

Cash used in investing activities

Net cash used in investing activities for the three months ended April 3, 2010 was approximately $3.0 million. Net cash used in investing activities for the three months ended April 4, 2009 was approximately $2.4 million. The cash used in investing activities for both periods was primarily used for capital expenditures.

Net cash used in investing activities for the year ended December 31, 2009 was approximately $7.8 million. Net cash used in investing activities for the year ended December 31, 2008 was approximately $11.5 million and net cash used in investing activities for the year ended December 31, 2007 was approximately $56.4 million. The cash used in investing activities for the year ended December 31, 2009 was primarily used for capital expenditures. The cash used in investing activities for year ended December 31, 2008 was predominantly from capital expenditures of $16.6 million and the acquisition of Ply Gem Stone for approximately $3.6 million, partially offset by the sale of assets of approximately $8.8 million. The decrease in capital expenditures during 2009 reflects management’s ability to effectively manage expenditures during the current economic downturn. The cash used in investing activities for the year ended December 31, 2007 was primarily used to fund the acquisition of Pacific Windows and for capital expenditures.

Cash provided by (used in) financing activities

Net cash provided by financing activities for the three months ended April 3, 2010 was approximately $39.0 million, primarily from revolver borrowings of $40.0 million and proceeds from long-term debt of approximately $145.7 million, offset by the redemption of approximately $141.2 million principal amount of 9% Senior Subordinated Notes, and debt issuance costs of approximately $4.9 million. Net cash provided by financing activities for the three months ended April 4, 2009 was approximately $10.0 million and consisted primarily of proceeds from ABL borrowings.

Net cash used in financing activities for the year ended December 31, 2009 was approximately $17.5 million, primarily from net revolver payments of $35.0 million, proceeds from debt issuance of $20.0 million and debt issuance costs of approximately $2.5 million. Net cash provided by financing activities for the year ended December 31, 2008 was approximately $78.2 million and consisted of approximately $15.6 million of net proceeds from long-term debt, net revolver borrowings of approximately $60.0 million and a $30.0 million cash equity contribution that we received from CI Capital Partners, partially offset by approximately $26.6 million of debt issuance costs and approximately $0.8 million of repurchased net equity. The cash used in financing activities for the year ended December 31, 2007 was primarily used to pay down debt.

Our specific debt instruments and terms are described below:

11.75% Senior Secured Notes due 2013

On June 9, 2008, Ply Gem Industries issued $700.0 million of the Senior Secured Notes at an approximate 1.0% discount, yielding proceeds of approximately $693.5 million. Ply Gem Industries used the proceeds to repay all of the outstanding indebtedness under the then existing senior secured credit facility of approximately $676.2 million of term loan borrowings and approximately $15.0 million of revolver borrowings. The Senior Secured Notes will mature on June 15, 2013 and bear interest at the rate of 11.75% per annum. Interest will be paid semi-annually on June 15 and December 15 of each year. On October 23, 2009, Ply Gem Industries issued an additional $25.0 million of its Senior Secured Notes in a private placement transaction. The net proceeds of $20.0 million were utilized for general corporate purposes. The additional $25.0 million of Senior Secured Notes has the same terms and covenants as the initial $700.0 million of Senior Secured Notes.

Prior to April 1, 2011, Ply Gem Industries may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 111.75% of the aggregate principal amount of the Senior Secured Notes, plus accrued and unpaid interest, if any, provided that at least 65% of the original aggregate principal amount of the Senior Secured Notes remains outstanding after the redemption. In addition, not more than once during any twelve-month period, Ply Gem Industries may redeem up to $70.0 million of the Senior Secured Notes at a redemption price equal to 103% of the aggregate amount of the Senior Secured Notes, plus accrued and unpaid interest, if any. At any time on or after April 1, 2011, Ply Gem Industries may redeem the Senior Secured Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the Senior Secured Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (the “Guarantors”). The indenture governing the Senior Secured Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into agreements restricting their ability to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio of Ply Gem Industries would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding, debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding, debt pursuant to a general debt basket in an aggregate amount not to exceed $25.0 million at any one time outstanding and the refinancing of other debt under certain circumstances. As of April 3, 2010, Ply Gem Industries only had $5.0 million of availability under its general debt basket following the October 2009 issuance of additional Senior Secured Notes. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $500,000 in any calendar year and to pay customary and reasonable costs and expenses of an offering of securities that is not consummated.

On November 3, 2008, Ply Gem Industries completed its exchange offer with respect to the Senior Secured Notes by exchanging $700.0 million Senior Secured Notes, which were registered under the Securities Act, for $700.0 million of the issued and outstanding Senior Secured Notes. Upon completion of the exchange offer, all issued and outstanding Senior Secured Notes were registered under the Securities Act. However, the $25.0 million of Senior Secured Notes issued in October 2009 were not registered under the Securities Act and there is no contractual requirement to register these notes.

The Senior Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than the assets securing our obligations under the ABL Facility, which consist primarily of accounts receivable and inventory) of Ply Gem Industries and the Guarantors and on a second-priority lien basis by the assets that secure the ABL Facility.

In addition, our stock ownership in our subsidiaries collateralizes the Senior Secured Notes to the extent that such equity interests and other securities can secure the Senior Secured Notes without Rule 3-16 of Regulation S-X under the Securities Act requiring separate financial statements of such subsidiary to be filed with the SEC. As of December 31, 2009, no subsidiary’s stock has been excluded from the collateral arrangement due to the Rule 3-16 requirement.

Senior Secured Asset-Based Revolving Credit Facility due 2013

Concurrently with the Senior Secured Notes offering on June 9, 2008, Ply Gem Industries, Ply Gem Holdings and the subsidiaries of Ply Gem Industries entered into the ABL Facility. The ABL Facility initially provided for revolving credit financing of up to $150.0 million, subject to borrowing base availability, with a maturity of five years (June 2013) including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and U.S. dollars by Ply Gem Canada.

In July 2009, we amended the ABL Facility to increase the available commitments by $25.0 million from $150.0 million to $175.0 million. As a condition to this availability increase, the applicable margins payable on the loans were increased and made subject to certain minimums. The July 2009 amendment also changed both the availability threshold for certain cash dominion events and compliance with the fixed charge coverage ratio and other covenants.

In October 2009, we amended the ABL Facility to allow for the issuance of the additional $25.0 million Senior Secured Notes and to permit certain refinancing transactions with respect to our 9% Senior Subordinated Notes. The October amendment also permits Ply Gem Industries to issue equity securities to us, its parent. The October 2009 amendment did not affect the $175.0 million availability amount or the applicable interest rate margins under the ABL Facility.

The ABL Facility provides that the revolving commitments may be increased to $200.0 million, subject to certain terms and conditions. We had borrowings of $65.0 million and $25.0 million outstanding under the ABL Facility as of April 3, 2010 and December 31, 2009, respectively. As of April 3, 2010, Ply Gem Industries had approximately $103.3 million of contractual availability and approximately $63.5 million of borrowing base availability under the ABL Facility, reflecting $65.0 million of borrowings outstanding and approximately $6.7 million of letters of credit issued.

The interest rates applicable to loans under the ABL Facility are, at our option, equal to either a base rate plus an applicable interest margin, or an adjusted LIBOR rate plus an applicable interest margin, as defined in the ABL Facility credit agreement. As of April 3, 2010, our interest rate on the ABL Facility was approximately 6.0%. The ABL Facility contains a requirement to maintain a fixed charge coverage ratio of 1.1 to 1.0 if our excess availability is less than the greater of (a) 15% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $20.0 million. The fixed charge coverage ratio was not applicable at any point during 2009 or the first quarter of 2010.

All obligations under the ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Ply Gem Industries and the Guarantors, including a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing and a second-priority security interest in, and mortgages on, substantially all of Ply Gem Industries’ material owned real property and equipment and all assets that secure the Senior Secured Notes on a first-priority basis. In addition to being secured by the collateral securing the obligations of Ply Gem Industries under the domestic collateral package, the obligations of Ply Gem Canada, which is a borrower under the Canadian sub-facility under the ABL Facility, are also secured by a first-priority security interest in substantially all of the assets of such Canadian subsidiary, plus additional mortgages in Canada, and a pledge by Ply Gem Industries of the remaining 35% of the equity interests of Ply Gem Canada pledged only to secure the Canadian sub-facility.

The ABL Facility contains certain covenants that limit our ability and the ability of our subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, we are permitted to incur additional debt in limited circumstances, including permitted subordinated indebtedness in an aggregate principal amount not to exceed $50.0 million at any time outstanding (subject to the ability to incur additional permitted subordinated debt provided that immediately after giving effect to such incurrence excess availability is more than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the fixed charge coverage ratio), purchase money indebtedness in an aggregate amount not to exceed $15.0 million at any one time outstanding, debt of foreign subsidiaries (other than Canadian subsidiaries) in an aggregate amount not to exceed $2.5 million at any one time outstanding, unsecured debt in an aggregate amount not to exceed $50.0 million at any one time outstanding and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers, directors or employees under certain circumstances, to pay taxes, to pay operating and other corporate overhead costs and expenses in the ordinary course of business in an aggregate amount not to exceed $2.0 million in any calendar year plus reasonable and customary indemnification claims of its directors and executive officers and to pay fees and expenses related to any unsuccessful debt or equity offering. Ply Gem Industries may also make additional payments to Ply Gem Holdings which may be used by Ply Gem Holdings to pay dividends or other distributions on its stock under the ABL Facility so long as before and after giving effect to such dividend or other distribution excess availability is greater than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the consolidated fixed charge coverage ratio.

9.00% Senior Subordinated Notes due 2012

Concurrently with the acquisition of Ply Gem Industries on February 12, 2004, Ply Gem Industries issued $225.0 million aggregate principal amount of its 9% Senior Subordinated Notes, which were guaranteed by the Guarantors. Subsequently, in August 2004, in connection with the MWM Holding acquisition, Ply Gem Industries issued an additional $135.0 million of 9% Senior Subordinated Notes, which were also guaranteed by the Guarantors, including MWM Holding and its subsidiaries. Ply Gem Industries paid interest semi-annually on February 15 and August 15 of each year. As of December 31, 2009, certain affiliates of the CI Partnerships owned approximately $281.4 million of the outstanding 9% Senior Subordinated Notes.

On November 19, 2009, Ply Gem Industries launched an exchange offer for certain of its 9% Senior Subordinated Notes which expired in accordance with its terms without any notes being accepted by it. In connection with this exchange offer, we incurred third party and bank fees of approximately $0.5 million during the year ended December 31, 2009 which has been recorded within interest expense in the consolidated statement of operations.

In connection with the issuance of $150.0 million of the 13.125% Senior Subordinated Notes on January 11, 2010, Ply Gem Industries redeemed approximately $141.2 million aggregate principal amount of the 9% Senior Subordinated Notes on February 16, 2010 at a redemption price of 100% of the principal amount thereof plus accrued interest. Approximately $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes held by certain affiliates of the CI Partnerships were transferred to our indirect stockholders and ultimately to Ply Gem Prime. Such notes were then transferred to us and then to Ply Gem Industries as a capital contribution and cancelled on February 12, 2010. In connection with the redemption, we recognized a loss on extinguishment of debt of approximately $2.2 million and in connection with the capital contribution, we recognized a gain on extinguishment of debt of approximately $100.4 million. See ‘‘—Unallocated operating earnings, interest, and provision for income taxes—Gain on extinguishment of debt.” In connection with the transaction in which a majority of the 9% Senior Subordinated Notes were acquired by certain affiliates, we expensed approximately $6.1 million of third party fees which has been recorded within interest expense in the consolidated statement of operations for the year ended December 31, 2009.

13.125% Senior Subordinated Notes due 2014

On January 11, 2010, Ply Gem Industries issued $150.0 million of 13.125% Senior Subordinated Notes at an approximate 3.0% discount, yielding proceeds of approximately $145.7 million. Ply Gem Industries used the proceeds of the offering to redeem approximately $141.2 million aggregate principal amount of its 9% Senior Subordinated Notes due 2012 and to pay certain related costs and expenses. The 13.125% Senior Subordinated Notes will mature on July 15, 2014 and bear interest at the rate of 13.125% per annum. Interest will be paid semi-annually on January 15 and July 15 of each year.

Prior to January 15, 2012, Ply Gem Industries may redeem up to 40% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 113.125% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any, provided that at least 60% of the original aggregate principal amount of the 13.125% Senior Subordinated Notes remains outstanding after the redemption. On or after January 15, 2012, and prior to January 15, 2013, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 103% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any. On or after January 15, 2013, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any, to the redemption date.

The 13.125% Senior Subordinated Notes are unsecured and subordinated in right of payment to all of our existing and future debt, including the ABL Facility and the Senior Secured Notes. The 13.125% Senior Subordinated Notes are unconditionally guaranteed on a joint and several basis by the Guarantors (other than certain unrestricted subsidiaries) on a senior subordinated basis. The guarantees are general unsecured obligations and are subordinated in right of payment to all existing senior debt of the Guarantors, including their guarantees of the Senior Secured Notes and the ABL Facility.

The indenture governing the 13.125% Senior Subordinated Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including, purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding, debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding, debt pursuant to a general debt basket in an aggregate amount not to exceed $25.0 million at any one time outstanding and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $500,000 in any calendar year, to pay customary and reasonable costs and expenses of an offering of securities that is not consummated and other dividends or distributions of up to $20.0 million. Ply Gem Industries may also pay dividends or make other distributions to Ply Gem Holdings so long as it can incur $1.00 of additional debt pursuant to the 2.00 to 1.00 consolidated interest coverage ratio test described above and so long as the aggregate amount of such dividend or distribution together with certain other dividends and distributions does not exceed 50% of consolidated net income plus certain other items.

On June 30, 2010, Ply Gem Industries completed its exchange offer with respect to the 13.125% Senior Subordinated Notes by exchanging $150.0 million 13.125% Senior Subordinated Notes, which were registered under the Securities Act, for $150.0 million of the issued and outstanding 13.125% Senior Subordinated Notes. Upon completion of the exchange offer, all issued and outstanding 13.125% Senior Subordinated Notes were registered under the Securities Act.

Senior Term Loan Facility

Our senior facilities with a syndicate of financial institutions and institutional lenders provided for senior secured financing of up to approximately $762.1 million. On May 23, 2008, we entered into an amendment of the fifth amended and restated credit agreement which consisted of changes to certain debt covenant ratios. The amendment also increased the interest rate on the term loan and extended the maturity of the revolving credit facility from February 12, 2009 to August 12, 2010. On May 23, 2008, Ply Gem received from affiliates of CI Capital Partners a $30.0 million cash equity contribution as a condition to the credit facility amendment. On June 9, 2008, we used the proceeds from the Senior Secured Notes offering to pay off the obligations under the senior term loan facility.

As a result of the debt amendment that occurred on May 23, 2008 and the issuance of Senior Secured Notes on June 9, 2008, we evaluated our financing costs and expensed approximately $27.6 million of fees for the year ended December 31, 2008 which has been recorded within interest expense on the consolidated statement of operations. The $27.6 million was comprised of approximately $14.0 million of non-cash deferred financing costs associated with the previous term debt, approximately $6.8 million for a prepayment premium, and approximately $6.8 million of bank amendment fees that were subsequently retired. We deferred costs of approximately $26.6 million in conjunction with this transaction which have been recorded within other long-term assets in the consolidated balance sheets.

Liquidity Requirements

We intend to fund our ongoing capital and working capital requirements, including our internal growth, through a combination of cash flows from operations and, if necessary, from borrowings under our ABL Facility. We believe that we will continue to meet our liquidity requirements over the next 12 months. We believe that our operating units are positive cash flow generating units and will continue to sustain their operations without any significant liquidity concerns. The performance of these operating units is significantly impacted by the performance of the housing industry, specifically single family housing starts and home repair and remodeling activity. Any unforeseen or unanticipated downturn in the housing industry could have a negative impact on our liquidity position.

In order to meet these liquidity requirements as well as other anticipated liquidity needs in the normal course of business, as of April 3, 2010 we had cash and cash equivalents of approximately $31.7 million, $103.3 million of contractual availability under the ABL Facility and approximately $63.5 million of borrowing base availability, and as of December 31, 2009 we had cash and cash equivalents of approximately $17.1 million, $142.9 million of contractual availability under the ABL Facility and approximately $77.9 million of borrowing base availability. Management currently anticipates that these amounts, as well as expected cash flows from our operations and proceeds from any debt or equity financing should be sufficient to meet ongoing operational cash flow needs, capital expenditures, debt service obligations, and other fees payable under other contractual obligations for the foreseeable future.

Contractual obligations

The following table summarizes our contractual cash obligations under financing arrangements and lease commitments as of December 31, 2009, including interest amounts. Interest on the Senior Secured Notes and the 9% Senior Subordinated Notes is fixed at 11.75% and 9.0%, respectively. Interest on the ABL Facility is variable and has been presented at the current rate. Actual rates for future periods may differ from those presented here.

	Total	Less than			More than
(amounts in thousands)	amount	1 year	1 - 3 Years	3 - 5 Years	5 years

Long-term debt(1)	$1,110,000	$—	$385,000	$725,000	$—
Interest payments(2)	369,644	121,188	209,713	38,743	—
Non-cancelable lease commitments(3)	151,258	26,168	35,838	26,581	62,671
Purchase obligations(4)	—	—	—	—	—
Other long-term liabilities(5)	13,100	1,310	2,620	2,620	6,550

	$1,644,002	$148,666	$633,171	$792,944	$69,221

(1)	Long-term debt is shown before discount (premium), and consists of our Senior Secured Notes, 9% Senior Subordinated Notes and ABL Facility. For more information concerning the long-term debt, see “Liquidity and capital resources” above. As a result of the redemption of the 9% Senior Subordinated Notes in February 2010, we will have no principal payments due until our 2013 fiscal year.

(2)	Interest payments for variable interest debt are based on current interest rates and debt obligations at December 31, 2009.

(3)	Non-cancelable lease commitments represent lease payments for facilities and equipment.

(4)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. These obligations are related primarily to inventory purchases.

(5)	Other long-term liabilities include pension obligations which are estimated based on our 2010 annual funding requirement. Because we are unable to reliably estimate the timing of future tax payments related to uncertain tax positions, certain tax related obligations of approximately $9.7 million have been excluded from the table above.

The following table summarizes our contractual cash obligations under financing arrangements and lease commitments as of April 3, 2010 including interest amounts, on a pro forma basis after giving effect to the Reorganization Transactions, this offering and the application of the net proceeds of this offering. Interest on the Senior Secured Notes and the 13.125% Senior Subordinated Notes is fixed at 11.75% and 13.125%, respectively. Interest on the ABL Facility is variable and has been presented at the current rate. Actual rates for future periods may differ from those presented here.

	Total	Less than			More than
(amounts in thousands)	Amount	1 year	1 - 3 years	3 - 5 years	5 years

Long-term debt(1)	$	$	$	$	$
Interest payments(2)
Non-cancelable lease commitments(3)
Purchase obligations(4)
Other long-term liabilities(5)

	$	$	$	$	$

(1)	Long-term debt is shown before discount (premium), and consists of our Senior Secured Notes, 13.125% Senior Subordinated Notes and ABL Facility. For more information concerning the long-term debt, see “—Liquidity and capital resources” above. We will have no principal payments due until our 2013 fiscal year.

(2)	Interest payments for variable interest debt are based on current interest rates and debt obligations at April 3, 2010.

(3)	Non-cancelable lease commitments represent lease payments for facilities and equipment.

(4)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price and the approximate timing of the transaction. These obligations are related primarily to inventory purchases.

(5)	Other long-term liabilities include pension obligations which are estimated based on our 2010 annual funding requirement. Because we are unable to reliably estimate the timing of future tax payments related to uncertain tax positions, certain tax related obligations of approximately $9.7 million have been excluded from the table above.

In addition to the items listed in the tables presented above, we have a potential obligation related to certain tax issues of approximately $9.7 million, including interest of approximately $1.3 million. The timing of the potential tax payments is unknown.

As discussed in “Certain relationships and related party transactions,” under an advisory agreement we will pay an annual fee to an affiliate of CI Capital Partners each year based on 2% of EBITDA. In addition, a termination fee equal to $      million will be payable to an affiliate of CI Capital Partners upon the consummation of this offering in connection with the termination of such advisory agreement. Neither of these fees have been included in the above tables.

We also have a potential liability in connection with the tax receivable agreement which we will enter into upon the closing of this offering. The tax receivable agreement will obligate us to make payments to the Tax Receivable Entity generally equal to 85% of the applicable cash savings that we actually realize as a result of NOL carryovers. We will retain the benefit of the remaining 15% of these tax savings. The amounts we may be required to pay could be significant and are not reflected in the above tables. See “Risk factors—Risks associated with our business—We will be required to pay an affiliate of our current stockholders for certain tax benefits we may claim, and the amounts we may pay could be significant” and “Certain relationships and related party transactions—Tax receivable agreement.”

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Inflation; Seasonality

Our performance is dependent to a significant extent upon the levels of home repair and remodeling and new home construction spending, all of which are affected by such factors as interest rates, inflation, consumer confidence and unemployment. In addition, our lease payments related to our sale/leaseback agreement include an annual increase based on the Consumer Price Index, which could expose us to potential higher costs in years with high inflation. We do not believe that inflation has had a material impact on our business, financial condition or results of operations during the past three fiscal years.

The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States and Western Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home repair and remodeling and the new home construction sectors. Our sales in both segments are usually lower during the first and fourth quarters. Since a portion of our manufacturing overhead and operating expenses are relatively fixed throughout the year, operating income and net earnings tend to be lower in quarters with lower sales levels. In addition, the demand for cash to fund our working capital is greater from late in the fourth quarter through the first quarter.

Recent accounting pronouncements

See Note 1 to our audited consolidated financial statements for recent accounting pronouncements, which are included in this prospectus.

Interest rate risk

Our principal interest rate exposure relates to the loans outstanding under our ABL Facility, which provided for borrowings of up to $175.0 million as of April 3, 2010, bearing interest at a variable rate, based on an adjusted LIBOR rate plus an applicable interest margin or the base rate plus an applicable interest margin. Assuming the ABL Facility is fully drawn as of April 3, 2010, each quarter point increase or decrease in the interest rate would change our interest expense by approximately $0.4 million per year. In the future, we may enter into interest rate swaps, involving exchange of floating for fixed rate interest payments, to reduce our exposure to interest rate volatility.

Foreign currency risk

Our results of operations are affected by fluctuations in the value of the U.S. dollar as compared to the value of the Canadian dollar. For the three month period ended April 3, 2010, the net impact of foreign currency changes to our results of operations was a gain of $0.1 million. The impact of foreign currency changes related to translation resulted in an increase in stockholder’s (deficit) of approximately $1.3 million for the three months ended April 3, 2010. In 2009, the net impact of foreign currency changes to our results of operations was a gain of $0.5 million. The impact of foreign currency changes related to translation resulted in a increase in stockholder’s equity of approximately $4.7 million at December 31, 2009. The revenue or expense reported by us as a result of currency fluctuations will be greater in times of U.S. dollar devaluation and less in times of U.S. dollar appreciation. We generally do not enter into derivative financial instruments to manage foreign currency exposure. At April 3, 2010, we did not have any outstanding foreign currency hedging contracts.

Commodity pricing risk

We are subject to significant market risk with respect to the pricing of our principal raw materials, which include PVC resin, aluminum and wood. If prices of these raw materials were to increase dramatically, we may not be able to pass such increases on to our customers and, as a result, gross margins could decline significantly. We manage the exposure to commodity pricing risk by continuing to diversify our product mix, strategic buying programs and vendor partnering.

Consumer and commercial credit

As general economic conditions in the United States have deteriorated significantly over the past two years, the availability of consumer and commercial credit has tightened. As such, we have increased our focus on the credit worthiness of our customers. These procedures are necessary to ensure that our allowance for doubtful accounts is adequate and that we are performing proper due diligence prior to initiating sales. We will continue to monitor these statistics over the next year to ensure that issues, if any, are identified in a timely manner to reduce risk and minimize our bad debt exposure. If general economic conditions continue to worsen, additional reserves may be necessary.

Business

Company overview

We are a leading manufacturer of residential exterior building products in North America, operating in two reportable segments: (i) Siding, Fencing, and Stone and (ii) Windows and Doors, which comprised approximately 60% and 40% of our sales, respectively, for the fiscal year ended December 31, 2009. These two segments produce a comprehensive product line of vinyl siding, designer accents and skirting, vinyl and composite fencing and railing, stone veneer and vinyl windows and doors used in both new construction and home repair and remodeling in the United States and Western Canada. Vinyl building products have the leading share of sales volume in siding and windows in the United States. We also manufacture vinyl and aluminum soffit and siding accessories, aluminum trim coil, wood windows, aluminum windows, vinyl and aluminum-clad windows and steel and fiberglass doors, enabling us to bundle complementary and color-matched products and accessories with our core products. We believe that our comprehensive product portfolio and geographically diverse, low cost manufacturing platform allow us to better serve our customers and provide us with a competitive advantage over other exterior building products suppliers. For the year ended December 31, 2009, we had net sales of $951.4 million, adjusted EBITDA of $116.2 million and net loss of $76.8 million. For the three months ended April 3, 2010, we had net sales of $204.2 million, adjusted EBITDA of $12.4 million and net income of $54.1 million as compared to net sales of $182.8 million, adjusted EBITDA of $(12.5) million and net loss of $55.5 million for the three months ended April 4, 2009.

Additional information concerning our business is set forth in “Management’s discussion and analysis of financial condition and results of operations.”

History

Ply Gem Holdings was incorporated on January 23, 2004 by affiliates of CI Capital Partners for the purpose of acquiring Ply Gem Industries from Nortek. The Ply Gem acquisition was completed on February 12, 2004. Prior to the Ply Gem acquisition, our business was known as the Windows, Doors and Siding division of Nortek, where the business operated as a holding company with a broad set of brands. Since the Ply Gem acquisition, we have acquired five additional businesses to complement and expand our product portfolio and geographical diversity. After being recruited by our directors affiliated with CI Capital Partners, Gary E. Robinette, our President and Chief Executive Officer, joined Ply Gem in October 2006, and has employed the strategy of transitioning Ply Gem to an integrated and consolidated business model under the Ply Gem brand.

The following is a summary of Ply Gem’s acquisition history:

•	On August 27, 2004, Ply Gem acquired MWM Holding, a manufacturer of vinyl, wood, wood-clad, composite, impact and aluminum windows and patio doors under the name MW Windows & Doors.

•	On February 24, 2006, Alenco, a manufacturer of aluminum and vinyl windows and door products, was acquired by Ply Gem. This acquisition supported our national window strategy and today operates under common leadership with our other U.S. window businesses.

•	On October 31, 2006, Ply Gem completed the acquisition of Alcoa Home Exteriors, Inc. (“AHE”), a leading manufacturer of vinyl siding, aluminum siding, injection molded shutters and vinyl, aluminum and injection molded accessories. As a result of the AHE acquisition, AHE became part of our Siding, Fencing, and Stone Segment and operates under common leadership with our existing siding business.

•	On September 30, 2007, Ply Gem completed the acquisition of CertainTeed Corporation’s vinyl window and patio door business, which we named Ply Gem Pacific Windows, a leading manufacturer of premium vinyl windows and patio doors.

•	On October 31, 2008, Ply Gem acquired substantially all of the assets of Ply Gem Stone (formerly United Stone Veneer), a manufacturer of stone veneer products. As a result of the Ply Gem Stone acquisition, the Company modified the name of its “Siding, Fencing, and Railing” segment to “Siding, Fencing, and Stone” during 2008.

Our competitive strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continued success:

•	Leading Manufacturer of Exterior Building Products. Based on our internal estimates and industry experience, we believe we have established leading positions in many of our core product categories including: No. 1 in vinyl siding in the U.S.; No. 1 in aluminum accessories in the U.S.; No. 2 in vinyl and aluminum windows in the U.S.; and No. 2 in windows and doors in Western Canada. We achieved this success by developing a broad offering of high quality products and providing superior service to our customers. We are one of the few companies that operate a geographically diverse manufacturing platform capable of servicing our customers across the entire United States and Western Canada. The scale of our operations also positions us well as customers look to consolidate their supplier base. We believe our broad offering of leading products, geographically diverse manufacturing platform and long-term customer relationships make us the manufacturer of choice for our customers’ exterior building products needs.

•	Comprehensive Product Portfolio with Strong Brand Recognition. We offer a comprehensive portfolio of over twenty exterior building product categories covering a full range of price points. Our broad product line gives us a competitive advantage over other exterior building product suppliers who provide a narrower range of products by enabling us to provide our customers with a differentiated value proposition to meet their own customers’ needs. Our leading brands, such as Ply Gem®, Mastic® Home Exteriors, Variform®, Napco®, Georgia-Pacific (which we license) and Great Lakes® Window, are well recognized in the industry. Many of our customers actively support our brands and typically become closely tied to our brands through joint marketing and training, fostering long-term relationships under the common goal of delivering a quality product.

We believe a distinguishing factor in our customers’ selection of Ply Gem as a supplier is the innovation and quality for which our brands are known. As a result, our customers’ positive experience with one product or brand affords us the opportunity to cross-sell additional products and effectively introduce new products. Since 2007, we have successfully implemented a more unified brand strategy to expand our cross-selling opportunities between our siding and window product offerings. For instance, we recently consolidated certain window product offerings under the Ply Gem brand to offer a national window platform to our customers, which we believe represents a comprehensive line of new construction and home repair and remodeling windows in the industry. With our extensive product line breadth, industry-leading brands and national platform, we believe we can provide our customers with a more cost-effective, single source from which to purchase their exterior building products.

•	Multi-Channel Distribution Network Servicing a Broad Customer Base. We have a multi-channel distribution network that serves both the new construction and home repair and remodel end markets through our broad customer base of specialty and wholesale distributors, retail home centers, lumberyards, remodeling dealers and builders. Our multi-channel distribution strategy has increased our sales and penetration within these end markets, while limiting our exposure to any one customer or channel such that our top ten customers only accounted for approximately 36.3% of our net sales in 2009. We believe our strategy enables us to minimize channel conflict, reduce our reliance on any one channel and reach the greatest number of end customers while providing us with the ability to increase our sales and to sustain our financial performance through economic fluctuations.

•	Balanced Customer Exposure to New Construction and Home Repair and Remodeling. Our products are used in new construction and home repair and remodeling, with our diversified product mix reducing our overall exposure to any single sector. We operate in two reportable segments: (i) Siding, Fencing, and Stone, which has been weighted towards home repair and remodeling, and (ii) Windows and Doors, which has historically focused on new construction. We have recently begun to expand our presence in the home repair and remodel window sector through the launch of a new series of repair and remodel window products, focusing on the unique requirements of this sector while leveraging our existing customer relationships. This is one of several new initiatives that have been well received by our customers and that complement our established product offerings by utilizing our national sales force to sell multiple products in our portfolio. We believe the diversity of our end markets and products provides us with a unique opportunity to capitalize on the overall housing market recovery.

•	Highly Efficient, Low Cost Operating Platform. Since mid-2006, we have closed or consolidated eight plants, generating savings of over $30 million annually, and reduced our workforce by approximately 50%. During this time, we also invested approximately $54 million in capital expenditures, including new product introductions and upgrades to equipment, facilities and technology, to continue improving our vertically integrated manufacturing platform. For example, our multi-plant window manufacturing platform allows us to service our customers with less than one week lead times across a broad geographic coverage area, providing us a competitive advantage with the ability to operate in just-in-time fashion. This capability provides a unique service proposition to our customers while allowing us to maintain minimal inventory levels in our window product offerings. In addition, as a result of our Polyvinyl Chloride Resin (PVC) purchasing scale (we are one of the largest purchasers in North America based on industry estimates), we are able to secure favorable prices, terms and input availability through various cycles.

Through our strong cost controls, vertically-integrated manufacturing platform, continued investment in technology and significant purchasing scale, we have improved efficiency and safety in our manufacturing facilities while reducing fixed costs to approximately 21% of our total cost structure, which provides significant operating leverage as the housing market recovers. Furthermore, our manufacturing facilities are among the safest in all of North

America with three of them having received the highest federal and/or state OSHA safety award and rating. We believe that we have one of the most efficient and safest operating platforms in the exterior building products industry, helping to drive our profitability.

•	Proven Track Record of Acquisition Integration and Cost Savings Realization. Our five acquisitions since early 2004 have enhanced our geographic diversity, expanded our product offerings and enabled us to enter new product categories. Most recently, our acquisition of United Stone Veneer (now branded Ply Gem Stone) in 2008 enabled us to enter the stone veneer product category, which is one of the fastest growing categories of exterior cladding products. We have maintained a disciplined focus on integrating new businesses, rather than operating them separately, and have created meaningful synergies as a result. Through facility and headcount rationalizations, strategic sourcing and other manufacturing improvements, we have permanently eliminated over $50 million in aggregate costs. We view our ability to identify, execute and integrate acquisitions as one of our core strengths and expect that this initial public offering will significantly improve our financial position and flexibility, enabling us to lead the continued consolidation of the exterior building products industry.

•	Strong Management Team with Significant Ownership. We are led by a committed senior management team that has an average of over 20 years of relevant industry experience. Our current senior management, with financial and advisory support from affiliates of CI Capital Partners, has successfully transformed Ply Gem from operating as a holding company with a broad set of brand offerings to an integrated business model under the Ply Gem brand, positioning our Company to grow profitably and rapidly as the market recovers. As of April 3, 2010, after giving effect to the Reorganization Transactions (assuming a public offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), members of our management team held common stock and stock awards representing approximately % of the shares of our Company, which will decline to % upon completion of this initial public offering.

Our business strategy

We are pursuing the following business and growth strategies:

•	Capture Growth Related to Housing Market Recovery. As a leading manufacturer of exterior building products, we intend to capitalize on the recovery in new construction and home repair and remodeling. The 2009 level of 441,000 single family housing starts was approximately 60% below the 50 year average, representing a significant opportunity for growth as activity returns to historical levels. Furthermore, we believe that the underinvestment in homes during the recent recession and the overall age of the U.S. housing stock will drive significant future spending for home repair and remodeling.

We expect current and new homeowners’ purchases to focus on including or replacing items that provide the highest return on investment, have positive energy efficiency attributes and provide potential cost savings. Our broad product offering addresses expected demand growth from all of these key trends, through our balanced exposure to the new construction and home repair and remodel end markets, diverse price points, the high recovery value for home improvements derived from our core product categories and the ability to provide products that qualify for many of the energy efficiency rebate and tax programs currently in effect or under consideration.

•	Continued Increase of Market Penetration. We intend to increase the market penetration of our siding, fencing and stone products and our window and door products by leveraging the breadth of our product offering and broad geographical footprint to serve customers across North America. Additionally, our continued investments in product innovation and quality, coupled with strong customer service, further enhance our ability to capture increased sales in each of our core product categories. For example, based on our internal estimates and industry experience, we believe that we have increased our penetration of the U.S. vinyl siding end market and that in 2009 we accounted for approximately 33% of total unit sales as compared to approximately 29% in 2008. In addition, we believe that we have increased our share of total unit sales of U.S. vinyl and aluminum windows for new construction from approximately 17% in 2008 to 22% in 2009. In 2010, we will be introducing a new line of vinyl windows under our Ply Gem brand as well as under our Mastic Home Exteriors brand, historically associated with vinyl siding products, that will be marketed and sold by our vinyl siding sales force, a first for Ply Gem. We believe that this demonstrates the substantial opportunity across our product categories to continue to cross-sell and bundle products, thereby increasing revenues from our existing channel partners and industry relationships. We expect to build upon the approximately $285 million in product share gains we achieved in 2008 and 2009, and as the market recovers from its current low levels we expect to further enhance our leading positions.

•	Expand Brand Coverage and Product Innovation. We will continue to increase the value of the Ply Gem brands by introducing new product categories for our customers and by developing innovative new products within our existing product categories. For example, we have developed a complete series of window products under the Ply Gem brand to target the higher margin home repair and remodeling window end market. Furthermore, our recent addition of stone veneer to our product offering in the Siding, Fencing, and Stone segment provides existing siding customers with access to the fastest growing category of exterior cladding products.

Our new products frequently receive industry recognition, as evidenced by our Ply Gem Mira aluminum-clad wood window, which was an International Builder’s Show Product Pick in 2008. In addition, our Cedar Discovery designer accent product and our Ovation vinyl siding product were both named one of the top 100 products by leading industry publications. The result of our commitment to product development and innovation has been demonstrated in the $85 million of incremental annualized sales that we recognized from new products introduced in 2008 and 2009. We incurred research and development costs of $4.0 million, $3.7 million and $4.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. In addition to these research and development expenditures, we incurred capital expenditures and purchased United Stone Veneer, which also contributed to product development and innovation.

•	Drive Operational Leverage and Further Improvements. While we reduced our production capacity during the past several years, we have retained the flexibility to bring back idled lines, facilities and/or production shifts in order to increase our production as market conditions improve. This incremental capacity can be selectively restarted, providing us with the ability to match increasing customer demand levels as the housing market returns to historical levels of approximately one million or more single family housing starts without the need for significant capital investment. In our Windows and Doors segment, where we have historically focused on new construction, we believe that our new window products for home repair and remodeling will be able to drive increased volumes through these manufacturing facilities and enhance operating margins.

Over the past several years, we have significantly improved our manufacturing cost structure; however, there are opportunities for further improvements. We believe that the continued expansion of lean manufacturing and vertical integration in our manufacturing facilities, along with the further consolidation of purchases of key raw materials, supplies and services will continue to provide us with cost advantages compared to our competitors. In addition, the integration of our sales and marketing efforts across our product categories provides an ongoing opportunity to significantly improve our customer penetration and leverage the strength of our brands. Furthermore, we have centralized many back office functions into our corporate office in Cary, North Carolina and believe that additional opportunities remain. We believe all of these factors should drive continued growth in profitability while improving our cash flow and capital efficiency.

Building products end markets

Demand for exterior building products, including siding, fencing, stone, windows and doors, is primarily driven by the construction of new homes and the repair and remodeling of existing homes, which are affected by changes in national and local economic and demographic conditions, employment levels, availability of financing, interest rates, consumer confidence and other economic factors.

New construction

New construction in the United States experienced strong growth from the early 1990s to 2006, with housing starts increasing at a compounded annual growth rate of 3.8%. However, from 2006 to 2009, single family housing starts declined 70% according to the NAHB. While the industry has experienced a period of severe correction and downturn, management believes that the long-term economic outlook for new construction in the United States is favorable and supported by an attractive interest rate environment and strong demographics, as new household formations and increasing immigration drives demand for starter homes. According to the Joint Center for Housing Studies of Harvard University, net new households between 2010 and 2020 are expected to be between 12.5 million units and 14.8 million units, with the low end of the range equal to net new housing units achieved between 1995 and 2005. Strong demographics and interest rates on home loans at historically low levels are stimulants for demand in the United States for new construction. According to the NAHB April 23, 2010 forecast, annual single family housing starts are expected to increase by 25.3% and 52.3% in 2010 and 2011, respectively. In addition, new construction in Canada is expected to benefit from similar demand stimulants as new construction in the United States, such as strong demographic trends and historically low interest rate levels. According to the CMHC, housing starts in Alberta, Canada are estimated to increase by approximately 18.5% and 19.4% in 2010 and 2011, respectively, demonstrating the recovery in new construction in Western Canada.

Home repair and remodeling

Since the early 1990s and through 2006, demand for home repair and remodeling products in the United States increased at a compounded annual growth rate of 4.3%, according to the U.S. Census Bureau, as a result of strong economic growth, low interest rates and favorable demographics. However, beginning in 2007 the ability for homeowners to finance repair and remodeling expenditures, such as replacement windows or vinyl siding, has been negatively impacted by a general tightening of lending requirements by financial institutions and the significant decrease in home values, which limited the amount of home equity against which homeowners could borrow. Management believes that expenditures for home repair and remodeling products are also affected by consumer confidence that declined during 2009 due to general economic conditions and increased unemployment levels. Although certain aspects of the federal stimulus plan enacted in early 2009, such as energy saving tax credits and Homestar, may encourage some consumers to make home improvements, including the replacement of older windows with newer more energy-efficient windows, management believes that these favorable measures could be offset during 2010 by the effects of high unemployment, limited availability of consumer financing and lower consumer confidence levels. However, management believes the long-term economic outlook of the demand for home repair and remodeling products in the United States is favorable and supported by the move towards more energy-efficient products, recent underinvestment in home maintenance and repair and aging housing stock.

Our business

Financial information about our segments is included in the Notes to Consolidated Financial Statements and included elsewhere in this prospectus.

Siding, Fencing, and Stone segment

Products

In our Siding, Fencing, and Stone segment, our principal products include vinyl siding and skirting, vinyl and aluminum soffit, aluminum trim coil, J-channels, wide crown molding, window and door trim, F-channels, H-molds, fascia, undersill trims, outside/inside corner posts, rain removal systems, injection molded designer accents such as shakes, shingles, scallops, shutters, vents and mounts, vinyl fence, vinyl and composite railing and stone veneer. We sell our siding and accessories under our Variform, Napco, Mastic Home Exteriors and Cellwood brand names and under the Georgia-Pacific brand name through a private label program. We also sell our Providence line of vinyl siding and accessories to Lowe’s under our Durabuilt private label brand name. Our vinyl and vinyl-composite fencing and railing products are sold under our Kroy and Kroy Express brand names. Our stone veneer products are sold under our Ply Gem Stone brand name. A summary of our product lines is presented below according to price point:

	Mastic® Home Exteriors	Variform®	Napco®	Cellwood®	Durabuilt®	Georgia Pacific	Kroy®	Ply Gem® Stone

Specialty/ Super Premium	Cedar Discovery® Structure® EPS Premium Insulated Siding	Heritage Cedartm CSL 600®	Cedar Select® American Essencetm	Cedar Dimensionstm	670 Seriestm Hand Split 650 Seriestm Shingle Siding 660 Seriestm Round Cut Siding	Cedar Spectrumtm Seasons		Fieldstone Tuscan Fieldstone Shadow Ledgestone Cut Cobblestone Cobblestone Ridgestone Riverstone Brick
Premium	Quest® T-Lok® Barkwood® Liberty Elite® Board + Batten	Tmber Oak Ascenttm Varigrain Preferred® Board and Batten	American Splendor® Board and Battentm	Dimensions® Board & Batten	480 Seriestm 440 Seriestm	Cedar Lane® Select Board and Batten	Elegance Vinyl Fence and Composite Rail
Standard	Carvedwood 44tm Silhouette Classic® Ovationtm Charleston Beaded®	Camden Pointe® Nottingham® Ashton Heights® Victorian Harbor®	American Herald® American Tradition American 76 Beaded®	Progressions® Colonial Beaded	450 Seriestm Beaded	Heritage Hilltm Forest Ridge® Shadow Ridge® Castle Ridge® Somersettm Beaded	Performance Vinyl Fence and Rail
Economy	Mill Creek® Brentwood® Trade Mark®	Contractors Choice®	American Comfort®	Evolutions®	410 Seriestm	Chatham Ridge® Vision Pro® Parkside® Oakside®	Classic Vinyl Fence

The breadth of our product lines and our multiple brand and price point strategy enable us to target multiple distribution channels (wholesale and specialty distributors, retailers and manufactured housing) and end users (new construction and home repair and remodeling).

Customers and distribution

We have a multi-channel distribution network that serves both the new construction and the home repair and remodeling sectors, which exhibit different, often counter-balancing, demand characteristics. In conjunction with our multiple brand and price point strategy, we believe our multi-channel distribution strategy enables us to increase our sales and sector penetration while minimizing channel conflict. We believe our strategy reduces our dependence on any one channel, which provides us with a greater ability to sustain our financial performance through economic fluctuations.

We sell our siding and accessories to specialty distributors (one-step distribution) and to wholesale distributors (two-step distribution). Our specialty distributors sell directly to remodeling contractors and builders. Our wholesale distributors sell to retail home centers and lumberyards who, in turn, sell to remodeling contractors, builders and consumers. In the specialty channel, we have developed an extensive network of approximately 800 independent distributors, serving over 22,000 contractors and builders nationwide. We are well-positioned in this channel as many of these distributors are both the largest and leading consolidators in the industry. In the wholesale channel, we are the sole supplier of vinyl siding and accessories to BlueLinx (formerly a distribution operation of the Georgia-Pacific Corporation), one of the largest building products distributors in the United States. Through BlueLinx and our BlueLinx dedicated sales force, our Georgia-Pacific private label vinyl siding products are sold at major retail home centers, lumberyards and manufactured housing manufacturers. A portion of our siding and accessories is also sold directly to Lowe’s Home Improvement Centers under our Durabuilt brand name. Our growing customer base of fencing and railing consists of fabricators, distributors, retail home centers and lumberyards. Our customer base of stone veneer products consists of distributors, lumberyards, retailers and contractors.

Our largest customer, BlueLinx, made up 15.2% of the net sales of our Siding, Fencing, and Stone segment and 9.2% of our consolidated net sales for both the years ended December 31, 2008 and 2009. BlueLinx accounted for approximately 8.6% of our consolidated net sales in the first quarter of 2010.

Production and facilities

Vinyl siding, skirting, soffit and accessories are manufactured in our Martinsburg, West Virginia, Jasper, Tennessee, Stuarts Draft, Virginia and Kearney, Missouri facilities, while all metal products are produced in our Sidney, Ohio facility with some metal painting operations being performed in our Valencia, Pennsylvania facility. The majority of our injection molded products such as shakes, shingles, scallops, shutters, vents and mounts are manufactured in our Gaffney, South Carolina facility. Due to excess capacity and to reduce operating costs, we closed the Denison, Texas facility in early 2008 and consolidated the majority of the production from our vinyl siding plant in Kearney, Missouri into our other three remaining vinyl siding plants in the first half of 2009. In addition, we consolidated our metal accessory production from our Valencia, Pennsylvania facility into our Sidney, Ohio facility which occurred during the later part of 2008 and early 2009. The vinyl and metal plants have sufficient capacity to support planned levels of sales growth for the foreseeable future. Our fencing and railing products are currently manufactured at our York, Nebraska and Fair Bluff, North Carolina facilities. The fencing and railing plants have sufficient capacity to support our planned sales growth for the foreseeable future. Our stone veneer products are manufactured at our Middleburg, Pennsylvania facility. The stone veneer plant has sufficient capacity to support our planned sales growth for the foreseeable future. We expect our capital expenditures for our Siding, Fencing, and Stone segment in the near future to be at or below our historical expenditure levels as a result of lower near-term demand due to market conditions. Our manufacturing facilities are among the safest in all of North America with three of them having received the highest federal and/or state OSHA safety award and rating.

Raw materials and suppliers

PVC resin and aluminum are major components in the production of our Siding, Fencing, and Stone products. PVC resin and aluminum are commodity products and are available from both domestic and international suppliers. Changes in PVC resin and aluminum prices have a direct impact on our cost of products sold. Historically, we have been able to pass on the price increases to our customers. The results of operations for individual quarters can be negatively impacted by a delay between the time of raw material cost increases and price increases that we implement in our products, or conversely can be positively impacted by a delay between the time of a raw material price decrease and competitive pricing moves that we implement accordingly.

Competition

We compete with other national and regional manufacturers of vinyl siding, fencing and stone products. We believe we are one of the largest manufacturers of vinyl siding in North America, alongside CertainTeed and Alside. Based on our internal estimates and industry experience, we believe that we have increased our penetration of the U.S. vinyl siding end market and that in 2009 we accounted for approximately 33% of total unit sales as compared to approximately 29% in 2008. Our aluminum accessories competitors include Alsco, Gentek and other smaller regional competitors. Significant growth in vinyl fencing and railing has attracted many new entrants, and the sector today is fragmented. Our fencing and railing competitors include U.S. Fence, Homeland, Westech, Bufftech, Royal and Azek. Our stone veneer competitors include Owens Corning, Eldorado Stone, Coronado Stone and smaller, regional competitors. We generally compete on product quality, breadth of product offering, sales and service support. In addition to competition from other vinyl siding, fencing and stone products, our products face competition from alternative materials, such as wood, metal, fiber cement and masonry siding. Increases in competition from other exterior building products manufacturers and alternative building materials could cause us to lose customers and lead to net sales decreases.

Intellectual property

We possess a wide array of intellectual property rights, including patents, trademarks, tradenames, proprietary technology and know-how and other proprietary rights. In connection with the marketing of our products, we generally obtain trademark protection for our brand names in the Siding, Fencing and Stone segment. Depending on the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not become generic. Registrations of trademarks can generally be renewed indefinitely as long as the trademarks are in use. While we do not believe the Siding, Fencing and Stone segment is dependent on any one of our trademarks, we believe that our trademarks are important to the development and conduct of our business as well as the marketing of our products. We vigorously protect all of our intellectual property rights.

Seasonality

Markets for our products are seasonal and can be affected by inclement weather conditions. Historically, our business has experienced increased sales in the second and third quarters of the year due to increased construction during those periods. Because a portion of our overhead and expenses are fixed throughout the year, our operating profits tend to be lower in the first and fourth quarters. Inclement weather conditions can affect the timing of when our products are applied or installed, causing delayed profit margins when such conditions exist.

We generally carry increased working capital during the first half of a fiscal year to support those months where customer demand exceeds production capacity. We believe that this is typical within the industry.

Backlog

Our Siding, Fencing, and Stone segment had a backlog of approximately $14.7 million at April 3, 2010, and a backlog of approximately $12.9 million at April 4, 2009. We expect to fill 100% of the orders during 2010.

Windows and Doors segment

Products

In our Windows and Doors segment, our principal products include vinyl, aluminum, wood and clad-wood windows and patio doors and steel, wood, and fiberglass entry doors that serve both the new construction and the home repair and remodeling sectors in the United States and Western Canada. Our products in our Windows and Doors segment are sold under the Ply Gem Windows, Great Lakes Window and Ply Gem Canada brands. In the past, we have also sold our windows and doors under our MW, Patriot, Twin Seal, Alenco, Builders View, Great Lakes, Ply Gem, Uniframe, Grandview, Seabrooke, Bayshore, Napco, CertainTeed and CWD Windows and Doors brand names. A summary of our current product lines is presented below according to price point:

	Ply Gem U.S. Windows		Great Lakes® Window	Ply Gem Canada

	New Construction	Replacement	Replacement	New Construction
Specialty/ Super-Premium	Mira Premium Series	Select Series	Uniframe	Regency Fusion
Premium	Pro Series - West	Premium Series	Lifestyles	Ambassador
Standard	Pro Series - East	Pro Series	Seabrooke	Envoy Diplomat Premier
Economy	Builder Series	Contractor Series	Bayshore	Consul

We continue introducing new products to the portfolio which allow us to enter or further penetrate new distribution channels and customers. The breadth of our product lines and our multiple price point strategy enable us to target multiple distribution channels (wholesale and specialty distributors, retailers and manufactured housing) and end user markets (new construction and home repair and remodeling).

Customers and distribution

We have a multi-channel distribution and product strategy that enables us to serve both the new construction and the home repair and remodeling sectors. By offering this broad product offering and industry leading service, we are able to meet the local needs of our customers on a national scale. This strategy has enabled our customer base (existing and new) to simplify their supply chain by consolidating window suppliers. Our good, better, best product and price point strategy allows us to increase our sales and sector penetration while minimizing channel conflict. This strategy reduces our dependence on any one channel, providing us with a greater ability to sustain our financial performance through economic fluctuations.

The new construction product lines are sold for use in new residential and light commercial construction through a highly diversified customer base, which includes independent building material dealers, regional/national lumberyard chains, builder direct/OEMs and retail home centers. Our repair and remodeling window products are primarily sold through independent home improvement dealers and one-step distributors. Dealers typically market directly to homeowners or contractors in connection with remodeling requirements while distributors concentrate on local independent retailers.

In Canada, sales of product lines for new construction are predominantly made through direct sales to builders and contractors, while sales for repair and remodeling are made primarily through retail lumberyards. Ply Gem Canada products are distributed through eight distribution centers.

Our sales of windows and doors to our top five largest window and door customers represented 30.7% and 23.1% of the net sales of our Windows and Doors segment and 13.0% and 9.1% of our consolidated net sales for the quarter ended April 3, 2010 and the year ended December 31, 2009, respectively. For the year ended December 31, 2008, our five largest customers represented 24.8% of the net sales of our Windows and Doors segment and 8.5% of our consolidated net sales.

Production and facilities

Our window and door products leverage a network of vertically integrated production and distribution facilities located in Virginia, Ohio, North Carolina, Georgia, Texas, California, Washington and Western Canada. Our window and door manufacturing facilities have benefited from our continued investment and commitment to product development and product quality combined with increasing integration of best practices across our product offerings. In 2009, we began producing vinyl compound for our west coast facilities which improved our operating efficiency and resulted in lower production cost for these items. In 2009, we also began making upgrades to insulated glass production lines in anticipation of more stringent energy efficiency requirements driven by changes in building codes and consumer demand for Energy Star rated products. These improvements will continue throughout 2010.

Due to excess capacity and the need to reduce operating costs, we closed the Hammonton, New Jersey, Phoenix, Arizona and Tupelo, Mississippi facilities in the first six months of 2009. While market conditions required us to close facilities and ramp down capacity in our remaining facilities in 2009, all of our facilities have the ability to increase capacity in a cost effective manner by expanding production shifts. Ongoing capital investments will focus upon new product introductions, equipment maintenance and cost reductions.

Raw materials and suppliers

PVC compound, wood, aluminum and glass are major components in the production of our window and door products. These products are commodity products available from both domestic and international suppliers. Historically, changes in PVC compound, aluminum billet and wood cutstock prices have had the most significant impact on our material cost of products sold in our Windows and Doors segment. We are one of the largest consumers of PVC resin in North America and we continue to leverage our purchasing power on this key raw material. As mentioned above, the PVC resin compound that is used in window lineal production is now produced internally. The leveraging of our PVC resin buying power and the expansion of PVC resin compounding capabilities has begun to benefit all of our domestic window companies. Our window plants have significantly consolidated glass purchases to take advantage of strategic sourcing savings opportunities. In addition, we have continued to vertically integrate aluminum extrusion for a variety of our product lines.

Competition

The window and patio door sector remains fragmented, comprised primarily of local and regional manufacturers with limited product offerings. The sector’s competitors in the United

States include national brands, such as Jeld-Wen, Simonton, Pella and Andersen, and numerous regional brands, including MI Home Products, Atrium, Weathershield and Milgard. Competitors in Canada include Jeld-Wen, Gienow, All Weather and Loewen. We generally compete on service, product performance, a complete product offering, sales and support. We believe all of our products are competitively priced and that we are one of the only manufacturers to serve all end markets and price points.

Intellectual property

We possess a wide array of intellectual property rights, including patents, trademarks, tradenames, proprietary technology and know-how and other proprietary rights. In connection with the marketing of our products, we generally obtain trademark protection for our brand names in the Windows and Doors segment. Depending on the jurisdiction, trademarks are valid as long as they are in use and/or their registrations are properly maintained and they have not become generic. Registrations of trademarks can generally be renewed indefinitely as long as the trademarks are in use. While we do not believe the Windows and Doors segment is dependent on any one of our trademarks, we believe that our trademarks are important to the Windows and Doors segment and the development and conduct of our business as well as the marketing of our products. We vigorously protect all of our intellectual property rights.

Seasonality

Markets for our products are seasonal and can be affected by inclement weather conditions. Historically, our business has experienced increased sales in the second and third quarters of the year due to increased construction during those periods. Accordingly, our working capital is typically higher in the second and third quarters as well. Because much of our overhead and expense are fixed throughout the year, our operating profits tend to be lower in the first and fourth quarters. Inclement weather conditions can affect the timing of when our products are applied or installed, causing delayed profit margins when such conditions exist.

Because we have successfully implemented lean manufacturing techniques and many of our windows and doors are made to order, inventories in our Windows and Doors segment do not change significantly with seasonal demand.

Backlog

Our Windows and Doors segment had a backlog of approximately $23.8 million at April 3, 2010, and approximately $19.4 million at April 4, 2009. We expect to fill 100% of the orders during 2010.

Environmental and other regulatory matters

We are subject to Canadian and U.S. federal, state, provincial and local environmental laws and regulations that relate to pollution and the protection of the environment, including those governing emissions to air, discharges to water, use, storage and transport of hazardous materials, storage, treatment and disposal of waste, remediation of contaminated sites, and protection of worker health and safety. From time to time, our facilities are subject to investigation by environmental regulators. We believe that our current operations are in substantial compliance with all applicable environmental laws and that we maintain all material permits required to operate our business.

Based on available information, we do not believe that any known compliance obligations, claims, releases or investigations will have a material adverse effect on our results of operations, cash flows or financial position. However, there can be no guarantee that previously known or newly discovered matters or any inability to enforce our available indemnification rights against previous owners of our subsidiaries will not result in material costs.

Under the stock purchase agreement governing the Ply Gem acquisition, our former parent, Nortek, has agreed to indemnify us, subject to certain limitations, for environmental liabilities arising from our former ownership or operation of subsidiaries or properties where such ownership or operation ceased prior to the completion of the Ply Gem acquisition and for certain other liabilities. Our ability to seek indemnification from Nortek is, however, limited by the strength of Nortek’s financial condition, which could change in the future, as well as by specific financial limits for certain aspects of the indemnity. Nortek has also covenanted that after the Ply Gem acquisition, it will not dispose of all or substantially all of its property and assets in a single transaction or series of related transactions, unless the acquirer of either its residential building products segment or HVAC segment (whichever is sold first) assumes all of Nortek’s obligations (including Nortek’s indemnification obligations) under the stock purchase agreement.

We are currently involved in environmental proceedings involving Ply Gem Canada and Alberta Environment (arising from subsurface contamination discovered at our Calgary, Alberta property), and we may in the future be subject to environmental proceedings involving Thermal-Gard, Inc. (arising from groundwater contamination in Punxsutawney, Pennsylvania) and Kroy Building Products, Inc. (relating to contamination in a drinking water well in York, Nebraska). Under the stock purchase agreement governing the Ply Gem acquisition, Nortek is to indemnify us fully for any liability in connection with the Punxsutawney contamination. Alcan Aluminum Corporation assumed the obligation to indemnify us with respect to certain liabilities for environmental contamination of the York property occurring prior to 1994. Our former subsidiary, Hoover Treated Wood Products, Inc., is involved in an environmental proceeding with the Georgia Department of Natural Resources in connection with a contaminated landfill site in Thomson, Georgia. While we had assumed an obligation to indemnify the purchaser of our former subsidiary when we sold Hoover Treated Wood Products, Inc., our obligation has been novated and assumed by Nortek.

Under the stock purchase agreement governing the MWM Holding acquisition, the sellers agreed to indemnify us for the first $250,000 in certain costs of compliance with the New Jersey Industrial Site Recovery Act at a facility of MW Manufacturers Inc. (“MW”), a subsidiary of MWM Holding, in Hammonton, New Jersey and for 75% of any such costs between $250,000 and $5.5 million. MW’s Rocky Mount, Virginia property is involved in a corrective action, relating to contamination associated with an underground storage tank formerly located at the Rocky Mount, Virginia property. Liability for this subject contamination has been previously assumed by U.S. Industries, Inc., pursuant to its indemnity obligation under the stock purchase agreement dated August 11, 1995, whereby U.S. Industries, Inc. sold the stock of MW to Fenway Partners. As the successor in interest of Fenway Partners, we are similarly indemnified by U.S. Industries, Inc. U.S. Industries and MW are working to develop a course of action to address the site contamination that is acceptable to both companies and the Virginia regulatory authorities.

We voluntarily comply with the Vinyl Siding Institute (“VSI”) Certification Program with respect to our vinyl siding and accessories. Under the VSI Certification Program, third party verification and certification, provided by Architectural Testing, Inc. (“ATI”), is used to ensure uniform compliance with the minimum standards set by the American Society for Testing and Materials (“ASTM”). Those products compliant with ASTM specifications for vinyl siding will perform satisfactorily in virtually any environment. Upon certification, products are added to the official VSI list of certified products and are eligible to bear the official VSI certification logo.

Employees

As of April 3, 2010, we had approximately 4,200 full-time employees worldwide, of whom approximately 3,800 were in the United States and 400 were in Canada. We consider our relations with our employees to be good. Employees at our Canadian plant, our Valencia, Pennsylvania plant, and our Bryan, Texas plant are currently our only employees with whom we have a collective bargaining agreement.

•	Approximately 5.9% of our total employees are represented by the United Brotherhood of Carpenters and Joiners of America, pursuant to a collective bargaining agreement with certain of our Canadian employees, which expires on December 31, 2011.

•	Approximately 0.5% of our total employees are represented by the United Steelworkers of America, AFL-CIO-CLC, pursuant to a collective bargaining agreement with certain of our Valencia, Pennsylvania employees, which expires on December 1, 2011.

•	Approximately 8.3% of our total employees are represented by the International Chemical Workers Union Council, pursuant to a collective bargaining agreement with certain of our Alenco Windows employees, which expires on December 4, 2010.

Financial information about geographic areas

All of the Company’s operations are located in the United States and Canada. We attribute revenue based on the location of the customer and our sales are made in local currency. Revenue from external customers for the three months ended April 3, 2010 consists of:

•	$187.8 million from United States customers
•	$15.7 million from Canadian customers
•	$0.7 million from all other foreign customers

Revenue from external customers for the year ended December 31, 2009 consists of:

•	$882.9 million from United States customers
•	$65.0 million from Canadian customers
•	$3.5 million from all other foreign customers

Revenue from external customers for the year ended December 31, 2008 consists of:

•	$1,084.1 million from United States customers
•	$84.5 million from Canadian customers
•	$6.4 million from all other foreign customers

Revenue from external customers for the year ended December 31, 2007 consists of:

•	$1,269.8 million from United States customers
•	$89.3 million from Canadian customers
•	$4.4 million from all other foreign customers

At April 3, 2010, December 31, 2009, 2008 and 2007, long-lived assets totaled approximately $18.1 million, $17.5 million, $23.2 million and $51.2 million, respectively, in Canada, and $715.2 million, $729.7 million, $771.7 million and $1,240.0 million, respectively, in the United States. We are exposed to risks inherent in any foreign operation, including foreign exchange rate fluctuations.

Properties

Our corporate headquarters are located in Cary, North Carolina. We own and lease several additional properties in the United States and Canada. We operate the following facilities as indicated, and each facility is leased unless indicated with “Owned” under the Lease Expiration Date column below.

			Lease
			expiration
Location	Square footage	Facility use	date

Siding, Fencing, and Stone segment
Jasper, TN	270,000	Manufacturing and Administration	Owned
Fair Bluff, NC(1)	200,000	Manufacturing and Administration	09/30/2024
Kearney, MO(1)	175,000	Manufacturing and Administration	09/30/2024
Valencia, PA(1)	104,000	Manufacturing and Administration	09/30/2024
Martinsburg, WV(1)	163,000	Manufacturing and Administration	09/30/2024
Martinsburg, WV	124,000	Warehouse	01/31/2011
York, NE(1)	76,000	Manufacturing	09/30/2024
Stuarts Draft, VA	257,000	Manufacturing and Administration	Owned
Sidney, OH	819,000	Manufacturing and Administration	Owned
Gaffney, SC	260,000	Manufacturing and Administration	Owned
Harrisburg, VA	268,000	Warehouse	03/15/2015
Gaffney, SC	27,000	Warehouse	Month-to-month
Blacksburg, SC	49,000	Warehouse	10/31/2010
Kansas City, MO	36,000	Administration	12/31/2017
Middleburg, PA	100,000	Manufacturing and Administration	12/31/2016
Windows and Doors segment
Calgary, AB, Canada(1)	301,000	Manufacturing and Administration	09/30/2024
Walbridge, OH(1)	250,000	Manufacturing and Administration	09/30/2024
Walbridge, OH	30,000	Warehouse	06/30/2012
Rocky Mount, VA(1)	600,000	Manufacturing and Administration	09/30/2024
Rocky Mount, VA	162,920	Manufacturing	05/31/2013
Rocky Mount, VA	180,000	Manufacturing	08/31/2016
Rocky Mount, VA	70,000	Warehouse	02/16/2012
Rocky Mount, VA	80,000	Warehouse	08/31/2013
Rocky Mount, VA	80,000	Warehouse	08/31/2016
Rocky Mount, VA	56,160	Warehouse	Owned
Rocky Mount, VA	49,615	Warehouse	Month-to-month
Hammonton, NJ(2)	360,000	Manufacturing and Administration	02/01/2011
Tupelo, MS(2)	200,000	Manufacturing and Administration	06/16/2010
Fayetteville, NC	56,000	Warehouse	Owned
Peachtree City, GA	148,000	Manufacturing	08/19/2014
Peachtree City, GA	40,000	Manufacturing	Owned

			Lease
			expiration
Location	Square footage	Facility use	date

Dallas, TX	29,232	Warehouse	06/30/2015
Dallas, TX(3)	32,000	Manufacturing	Month-to-month
Bryan, TX	274,000	Manufacturing and Administration	08/20/2014
Bryan, TX	75,000	Manufacturing	12/31/2014
Phoenix, AZ(2)	156,000	Manufacturing	03/31/2011
Auburn, WA	262,000	Manufacturing and Administration	12/31/2013
Corona, CA	128,000	Manufacturing and Administration	09/30/2012
Sacramento, CA	234,000	Manufacturing and Administration	09/12/2019
Corporate
Cary, NC	20,000	Administration	10/31/2015

(1)	These properties are included in long-term leases entered into as a result of a sale/leaseback agreement entered into in August 2004 as part of the funding for the purchase of MWM Holding.

(2)	Closed facility.

(3)	We will vacate this lease and location during 2010.

Legal proceedings

From time to time, we may be involved in litigation relating to claims arising out of our operations. As of April 3, 2010, we were not a party to any material legal proceedings.

Management

Directors and executive officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position(s)

Frederick J. Iseman	57	Chairman of the Board and Director
Gary E. Robinette	61	President, Chief Executive Officer and Director
Shawn K. Poe	48	Vice President and Chief Financial Officer
John Wayne	48	President, Siding Group
Lynn Morstad	46	President, U.S. Windows Group
Keith Pigues	47	Senior Vice President, Chief Marketing Officer
Timothy D. Johnson	35	General Counsel
David N. Schmoll	51	Senior Vice President, Human Resources
Bryan K. Sveinson	51	President, Ply Gem Canada
Robert A. Ferris	68	Director
Steven M. Lefkowitz	45	Director
John D. Roach	66	Director
Michael Haley	59	Director
Timothy T. Hall	41	Director
Jeffrey T. Barber	57	Director

Set forth below is a brief description of the business experience of each of the members of our board of directors and our executive officers.

Frederick J. Iseman—Chairman of the Board and Director

Since the Ply Gem acquisition, Frederick Iseman has served as our Chairman of the board of directors. Mr. Iseman is currently Chairman and CEO of CI Capital Partners, a private equity firm which was founded by Mr. Iseman in 1993. Prior to establishing CI Capital Partners, Mr. Iseman founded Hambro-Iseman Capital Partners, a merchant banking firm. From 1988 to 1990, Mr. Iseman was a member of the Hambro International Venture Fund. Mr. Iseman is a former Chairman of the Board of Anteon International Corporation and a former director of Buffets Holdings, Inc. Mr. Iseman graduated from Yale University with a BA in English Literature.

Mr. Iseman’s experience in the private equity field provides us with valuable insight regarding acquisitions, debt financings, equity financings and public market sentiment. In addition, Mr. Iseman’s experience with growing portfolio companies similar to the Company provides benchmarking and other industry tools pertinent to us. Mr. Iseman’s background and experiences qualify him to serve as Chairman of the Board.

Gary E. Robinette—President, Chief Executive Officer and Director

Gary E. Robinette was appointed our President and Chief Executive Officer in October 2006 at which time he was also elected to our board of directors. Prior to joining Ply Gem,

Mr. Robinette served as Executive Vice President and COO at Stock Building Supply, formerly a Wolseley company, since September 1998, and was also a member of the Wolseley North American Management board of directors. Mr. Robinette held the position of President of Erb Lumber Inc., a Wolseley company, from 1993 to 1998 and served as Chief Financial Officer and Vice President of Carolina Holdings which was the predecessor company of Stock Building Supply. Mr. Robinette received a BS in accounting from Tiffin University, where he is a member of the Board of Trustees, and a MBA from Xavier University, where he is a member of the President’s Advisory Board. He is also a member of the Policy Advisory Board of Harvard University’s Joint Center for Housing Studies.

Mr. Robinette’s 30 years of experience with building products and distribution companies provides the Board with relevant industry knowledge and expertise pertinent to the environment currently experienced by us. Throughout Mr. Robinette’s tenure with various building product companies, he has experienced the housing industry’s thriving growth, as well as a number of recessionary declines in the market. These experiences provide the Board with valuable insight regarding strategic decisions and the future direction and vision of the Company.

Shawn K. Poe—Vice President and Chief Financial Officer

Since the Ply Gem acquisition, Mr. Poe has served as our Vice President and Chief Financial Officer. Mr. Poe was appointed Vice President of Finance of our siding and accessories subsidiaries in March 2000. Prior to joining the Company, Mr. Poe held the position of Corporate Controller and various other accounting positions at Nordyne, Inc., which he joined in 1990. In addition, Mr. Poe held various accounting positions with Federal Mogul Corporation from 1984 to 1990. Mr. Poe graduated from Southeast Missouri State University in 1984 with a BS in Accounting. Mr. Poe graduated from Fontbonne College in 1994 with an MBA.

John Wayne—President, Siding Group

Mr. Wayne was appointed President of our siding and accessories subsidiaries in January 2002. Mr. Wayne joined the Company in 1998, and prior to his appointment to President of our Siding Group had been Vice President of Sales and Marketing for our Variform and Napco siding and accessories subsidiaries. Prior to joining us, Mr. Wayne worked for Armstrong World Industries, Inc. from 1985 to 1998, holding a variety of sales management positions, including Vice President of Sales. Mr. Wayne served as the Chairman of the Vinyl Siding Institute, the Chairman of the VSI Code and Regulatory Committee, and Chairman of the VSI board of directors through December 2007 when his term ended. Mr. Wayne graduated from the University of Wisconsin in 1984 with a BA in Finance and Marketing.

Lynn Morstad—President, U.S. Windows Group

Mr. Morstad was appointed President of our U.S. Windows Group in October 2007 after having served as President of our New Construction Window Group since November 2006. Prior to that, Mr. Morstad served as President, Chief Operating Officer and Chief Financial Officer respectively of MW Manufacturers Inc., a Ply Gem subsidiary he joined in 2000. From March 1998 to May 2000, Mr. Morstad was employed by the Dr. Pepper/Seven Up division of Cadbury Schweppes as Vice President and Corporate Controller. In addition, Mr. Morstad served in senior financial positions with various divisions of the Newell Company for more than eight years. Mr. Morstad is a graduate of the University of Iowa.

Keith Pigues—Senior Vice President, Chief Marketing Officer

Mr. Pigues was appointed Senior Vice President and Chief Marketing Officer in August 2007. Prior to joining Ply Gem, he served as Vice President of Marketing at CEMEX U.S. Operations from 2005 to 2007. Previously, Mr. Pigues served in senior marketing and strategy positions at RR Donnelley, ADP and Honeywell International. Mr. Pigues received a BS in electrical engineering from Christian Brothers University in 1984, and an MBA from the University of North Carolina Kenan-Flagler Business School in 1993.

Timothy D. Johnson—General Counsel

Mr. Johnson joined the Company in June 2008 as General Counsel. Prior to joining the Company, he served as Vice President and Regional Counsel at Arysta LifeScience North America from 2006 to 2008. Previously, Mr. Johnson was an attorney with the law firms of Hunton & Williams from 2003 to 2006 and Wilson Sonsini Goodrich & Rosati from 2001 to 2003. Mr. Johnson received a BA in biology from Taylor University in 1997, and a JD from Duke University School of Law in 2001.

David N. Schmoll—Senior Vice President, Human Resources

Mr. Schmoll was appointed Senior Vice President of Human Resources in July 2007. Prior to joining Ply Gem, he served as Vice President of Stock Building Supply (formerly a Wolseley plc company) since 1995. Prior to that position, he served as Director of Human Resources since 1989 at Carolina Holdings, the predecessor company of Stock Building Supply, with responsibility for all human resource and development functions. Previously, Mr. Schmoll served in both human resource and collective bargaining positions at Reynolds & Reynolds. Mr. Schmoll graduated from the University of North Texas in 1981 and has attended executive development programs at both Duke University and the International Institute of Management Development.

Bryan K. Sveinson—President, Ply Gem Canada

Mr. Sveinson was appointed President of Ply Gem Canada, Inc. (formerly, CWD Windows & Doors, Inc.) in April 1999. Mr. Sveinson joined the Company in 1993, and prior to his appointment as President of Ply Gem Canada held successive positions as Controller, Vice President of Finance, and Vice President of Business Development. Prior to joining us, Mr. Sveinson held senior finance positions with a commercial printing company and a soft drink manufacturing and distribution company. Mr. Sveinson graduated from the University of Calgary in 1981 with a Bachelor of Management Degree in Finance. In addition, Mr. Sveinson is a professional accountant, having achieved a Certified Management Accountant designation in 1991. Mr. Sveinson is also a past director of the Canadian Window and Door Manufacturing Association.

Robert A. Ferris—Director

Since the Ply Gem acquisition, Robert A. Ferris has served as a director. Mr. Ferris retired as Managing Director of CI Capital Partners in December 2007, and was employed by CI Capital Partners since March 1998. From 1981 to February 1998, Mr. Ferris was a General Partner of Sequoia Associates (a private investment firm headquartered in Menlo Park, California). Prior to founding Sequoia Associates, Mr. Ferris was a Vice President of Arcata Corporation, a NYSE-listed company. Mr. Ferris is a former director of Anteon International Corporation, Buffets

Holdings, Inc., Timberjack, Inc. and Champion Road Machinery Ltd. Effective January 1, 2008, Mr. Ferris assumed the position of President of Celtic Capital LLC, the investment manager of the entities that primarily hold the assets and investments of the Ferris Family. Mr. Ferris attended Boston College and Fordham Law School.

Mr. Ferris’s prior tenure with CI Capital Partners as well as his public company experience as a director provides the Board with extensive knowledge of the debt and equity markets and the effect that pending strategic decisions will have on these public markets. Mr. Ferris provides advice regarding the impact of certain strategic decisions on both the Company and our industry.

Steven M. Lefkowitz—Director

Since the Ply Gem acquisition, Steven M. Lefkowitz has served as a director. Mr. Lefkowitz is President and Chief Operating Officer of CI Capital Partners, which he co-founded in 1993. From 1988 to 1993, Mr. Lefkowitz was employed by Mancuso & Company, a private investment firm, and served in several positions including as Vice President and as a Partner of Mancuso Equity Partners. Mr. Lefkowitz is a former director of Anteon International Corporation and Buffets Holdings, Inc. Mr. Lefkowitz graduated from Northwestern University and Kellogg Graduate School of Management.

Mr. Lefkowitz’s experience with private equity markets provides the Board integral knowledge with respect to acquisitions, debt financings and equity financings.

John D. Roach—Director

Since the Ply Gem acquisition, Mr. Roach has served as a director. Mr. Roach is Chairman of the Board and Chief Executive Officer of Stonegate International, a private investment and advisory services company, and has been employed by Stonegate International since 2001. Mr. Roach served as Chairman of the Board, President and Chief Executive Officer of Builders FirstSource, Inc. from 1998 to 2001, and as Chairman of the Board, President and Chief Executive Officer of Fibreboard Corporation from 1991 to 1997. From 1987 to 1991, Mr. Roach held senior positions with Johns Manville Corporation, including President of Building Products Operations as well as Chief Financial Officer of Manville Corp. In addition, Mr. Roach currently serves as a director of URS Corporation, an engineering firm, a director of PMI Group, Inc., a provider of credit enhancement products and lender services, and a director of VeriSign, a leading provider of internet infrastructure services. Mr. Roach has previously served as a director of Kaiser Aluminum Corporation and its subsidiary, Kaiser Aluminum & Chemical Corporation, and as a director of Material Sciences Corp., a provider of materials-based solutions. Mr. Roach holds a BS degree in Industrial Management from Massachusetts Institute of Technology and an MBA degree from Stanford University Graduate School of Business.

Mr. Roach’s industry experience has provided valuable insight to the Board regarding strategic decisions. Mr. Roach understands the Board’s impact in establishing corporate governance and evaluating strategic alternatives. Mr. Roach’s vast experience with multiple Boards is valuable to the current Board when establishing the future direction of the Company.

Michael Haley—Director

Mr. Haley has served as a director since January 2005. Mr. Haley joined MW Manufacturers Inc. in June 2001 as President and served in this capacity until being named Chairman in January 2005. Mr. Haley retired as Chairman of MW in June 2005. Prior to joining MW, Mr. Haley was the President of American of Martinsville (a subsidiary of La-Z-Boy Inc.) from 1994 until May 2001 and was President of Loewenstein Furniture Group from 1988 to 1994. In addition, Mr. Haley currently serves as a director of American National Bankshares, Inc., Stanley Furniture Co. and LifePoint Hospitals, Inc. Mr. Haley graduated from Roanoke College in 1973 with a Bachelor’s Degree in Business Administration. From April 2006 to present, Mr. Haley has served as an advisor to Fenway Partners, a private equity firm.

Mr. Haley’s industry experience and background with the Company provides the Board with relevant industry knowledge and expertise when evaluating certain strategic decisions.

Timothy T. Hall—Director

In December 2006, the board of directors approved the addition of Mr. Hall as a member of the Board. Mr. Hall is a Principal at CI Capital Partners and has been employed by CI Capital Partners since 2001. Prior to joining CI Capital Partners, Mr. Hall was a Vice President at FrontLine Capital and an Assistant Vice President at GE Equity. Mr. Hall has an MBA from Columbia Business School and a BS degree from Lehigh University.

Mr. Hall’s experience with private equity markets provides the Board integral knowledge with respect to acquisitions, debt financings and equity financings.

Jeffrey T. Barber—Director

In January 2010, the board of directors approved the addition of Mr. Barber as a member of the Board. Mr. Barber is a certified public accountant who worked for PricewaterhouseCoopers LLP from 1977 to 2008 and served as managing partner of PricewaterhouseCoopers’ Raleigh, North Carolina office for 14 years. Mr. Barber was appointed by the Governor of North Carolina to serve on the State Board of CPA Examiners, where he currently serves as Vice President of the Board. Mr. Barber is currently a Managing Director with Fennebresque & Co., a Charlotte, North Carolina based investment banking firm. In addition, Mr. Barber currently serves on the Board of Trustees of Blue Cross and Blue Shield of North Carolina, the Board of Directors of SciQuest, Inc., where he serves as chair of the audit committee, and the Board of the North Carolina School of Science and Mathematics Foundation, as well as other civic organizations. Mr. Barber has a BS degree in accounting from the University of Kentucky.

Mr. Barber’s audit experience with PricewaterhouseCoopers LLP for 30 years in which he worked on initial public offerings, Sarbanes-Oxley 404 attestations, business acquisitions and debt financings provides the Board with the financial background and experience to ensure the Company’s consolidated financial statements comply with financial reporting guidelines. These experiences qualify Mr. Barber as a financial expert allowing him to contribute financial reporting considerations when evaluating certain strategic decisions.

Controlled company

We intend to list the shares offered in this offering on the NYSE. For purposes of the NYSE rules, we expect to be a “controlled company.” “Controlled companies” under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. The CI Partnerships will continue to control more than 50% of the voting power of our common stock upon completion of this offering and are able to elect our entire board of directors. Accordingly, we are eligible to, and we intend to, take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a controlled company under NYSE rules, we are not required to have (1) a majority of independent directors, (2) a Nominating and Governance Committee composed entirely of independent directors or (3) a Compensation Committee composed entirely of independent directors. The “controlled company” exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our Audit Committee be composed of three independent directors.

Board structure

Composition of our board of directors

Our board of directors currently consists of eight directors. Our amended and restated by-laws will provide that our board of directors will consist of no less than           nor more than           persons. The exact number of members of our board of directors will be determined from time to time by resolution of a majority of our full board of directors. Upon consummation of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders. Messrs. Ferris, Iseman and Lefkowitz will serve initially as Class I directors (with a term expiring in 2011). Messrs. Barber, Hall and Roach will serve initially as Class II directors (with a term expiring in 2012). Messrs. Haley and Robinette will serve initially as Class III directors (with a term expiring in 2013). Each of our directors and officers holds office until a successor is elected or qualified or until his earlier death, resignation, or removal.

Under the amended and restated stockholders agreement to be entered into prior to the consummation of this offering, the CI Partnerships will be initially entitled to nominate a majority of the members of our board of directors and all of the parties to the stockholders agreement have agreed to vote their shares of our common stock as directed by the CI Partnerships. The CI Partnerships will initially have the right to nominate           of our directors and the CI Partnerships’ initial board nominees are expected to be Messrs.          . See “Certain relationships and related party transactions—Stockholders agreement.”

Board leadership structure

Frederick J. Iseman serves as our Chairman and Gary E. Robinette serves as our President and CEO and also as a member of the board of directors. The board of directors has determined that this is an effective leadership structure at the present time because Mr. Iseman brings experience regarding acquisitions, debt financings, equity financings and public market sentiment while the board of directors gets the benefit of Mr. Robinette’s intimate knowledge of the day-to-day operations of our business and his significant experience in the building products industry. Finally, the CI Partnerships will hold a majority of our common stock following this offering.

Committees of the board

Upon consummation of this offering, our board of directors will have three standing committees: an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. We will be required to have an Audit Committee comprised entirely of independent directors. As a controlled company, we are not required to have independent Nominating and Governance and Compensation Committees. Under the amended and restated stockholders agreement, the CI Partnerships will be initially entitled to nominate a majority of the members of our standing committees (other than our Audit Committee).

The following is a brief description of our committees:

Audit Committee. Our Audit Committee recommends to the board of directors the appointment of our independent auditors, reviews and approves the scope of the annual audits of our financial statements, reviews our internal control over financial reporting, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews major accounting policies.

The Audit Committee is currently comprised of Messrs. Barber and Hall. Upon completion of the offering, Messrs. Barber (chair), Roach and Haley are expected to be the members of our Audit Committee. The board of directors has determined that Jeffrey Barber is qualified as Audit Committee “financial expert” under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act of 2002. Each of the members of the Audit Committee meets the independence and the experience requirements of the NYSE and the federal securities laws.

Compensation Committee. Our Compensation Committee reviews our compensation philosophy and strategy and considers the material risks that face us in evaluating compensation, administers incentive compensation and stock option plans, reviews the CEO’s performance and compensation, reviews recommendations on compensation of other executive officers and reviews other special compensation matters, such as executive employment agreements. The Compensation Committee is currently chaired by Mr. Hall and consists of the entire board of directors. Upon completion of this offering, Messrs. Ferris, Hall, Lefkowitz (chair) and Roach are expected to be the members of our Compensation Committee. The initial CI Partnerships designees on the Compensation Committee will be Messrs. Ferris, Hall and Lefkowitz.

Nominating and Governance Committee. Upon completion of this offering we will have a Nominating and Governance Committee. Subject to the rights of the CI Partnerships under the stockholders agreement, our Nominating and Governance Committee will select or recommend that the board select candidates for election to our board of directors and develop and recommend to the board of directors corporate governance guidelines that are applicable to us and oversee board of directors and management evaluations. Messrs. Hall (chair), Lefkowitz and Haley are expected to be the members of our Nominating and Governance Committee upon completion of this offering. The initial CI Partnerships designees on the Nominating and Governance Committee will be Messrs. Hall and Lefkowitz.

Director independence

We have determined that Messrs. Barber, Ferris, Haley and Roach are independent as such term is defined by the applicable rules and regulations of the NYSE and the federal securities laws.

Risk oversight

The board of directors has an oversight role, as a whole and also at the committee level, in overseeing management of our risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The Compensation Committee of the board of directors is responsible for overseeing the management of risks relating to our employee compensation plans and arrangements and the Audit Committee of the board of directors oversees the management of financial risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks.

Risk and compensation policies

Our management, at the direction of our board of directors, has reviewed our employee compensation policies, plans and practices to determine if they create incentives or encourage behavior that is reasonably likely to have a material adverse effect on the Company. In conducting this evaluation, management has reviewed our various compensation plans, including our incentive and bonus plans, equity award plans, and severance compensation, to evaluate risks and the internal controls we have implemented to manage those risks. In completing this evaluation, the board of directors and management believe that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

Code of ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and all other employees. This code of ethics is posted on our website at www.plygem.com. Any waiver or amendment to this code of ethics will be timely disclosed on our website. Copies of the code of ethics are available without charge by sending a written request to Shawn K. Poe at the following address: Ply Gem Holdings, Inc., 5020 Weston Parkway, Suite 400, Cary, North Carolina 27513.

Executive compensation

Compensation discussion and analysis

Overview

This compensation discussion describes the material elements of compensation of our executive officers who served as named executive officers during our fiscal year ended December 31, 2009. The individuals who served as the principal executive officer and principal financial officer during 2009, as well as the other individuals included in the Summary Compensation Table below, are referred to as the “named executive officers.” This compensation discussion focuses primarily on compensation awarded to, earned by, or paid to the named executive officers in 2009, as reflected in the following tables and related footnotes and narratives, but also describes compensation actions taken before or after 2009 to the extent that it enhances an understanding of the executive compensation disclosure.

The principal elements of our executive compensation program for 2009 were base salary, annual cash incentives, other personal benefits and perquisites, post-termination severance and equity-based interests. Our other personal benefits and perquisites consist of life insurance benefits and car allowances. The named executive officers are also eligible to participate in our 401(k) plan and our company-wide employee benefit health and welfare programs.

In connection with becoming a public company, we intend to develop and implement a new long-term incentive plan to encourage officers, senior executives and other employees to continue their services with us and to retain those employees whose skills, performance and loyalty to our objectives and interests are necessary to our success. We anticipate that the new long-term incentive plan will include long-term cash incentive awards, as well as equity and equity-based incentive awards which will be granted under a new equity plan that our board intends to adopt. See “—2010 equity award plan” below.

Unless otherwise stated, this compensation discussion does not give effect to the Reorganization Transactions or this offering.

Compensation program objectives and philosophy

General philosophy

Our compensation philosophy is designed to provide a total compensation package to our executive officers that is competitive within the building materials industry and enables us to attract, retain, and motivate the appropriate talent for long-term success. In determining whether the components of our compensation packages, including salary and target bonus percentages, are competitive within the industry, we conduct informal, internal reviews of other building material companies that file public reports with the SEC to obtain a general understanding of such companies’ compensation practices. We did not benchmark, nor did we utilize the services of a compensation consultant, for the years ended December 31, 2009, 2008 or 2007. We may utilize a compensation consultant in future periods as necessary.

We believe that total compensation should be reflective of individual performance, which we evaluate based on the executive’s achievement of individual performance targets, such as increasing operational efficiencies and successfully meeting budget, product development and customer focused initiatives, but should also vary with our performance in achieving financial and non-financial objectives, thus rewarding the attainment of these objectives. We align compensation levels commensurate with responsibilities and experience of the respective executive officers. We balance these compensation levels with our risk management policies to mitigate any conflicts of interest. We also ensure a proper weighting of executive officers’ base salaries, incentive amounts, and equity awards to minimize risk-taking incentives that could have a detrimental effect on us.

The components of total compensation for our executive officers are as follows:

•	Base salary

In general. We provide the opportunity for our named executive officers and other executives to earn a competitive annual base salary. We provide this opportunity to attract and retain an appropriate caliber of talent for these positions and to provide a base wage that is not subject to our performance risk, as are other elements of our compensation, such as the annual cash incentive awards and equity interests described below. Base salaries of our named executive officers are only one component of our executive officers’ compensation package and will not substitute for our incentive awards.

Our President and Chief Executive Officer, Gary E. Robinette, reviews the base salaries for our named executive officers, other than the President and Chief Executive Officer, in November and December of each year with any recommended increases being based on our performance as well as the individual’s performance and responsibilities, which we believe to be consistent with our overall philosophy of rewarding both strong individual and Company performance. After this review, any salary increases for the executive officers other than the President and Chief Executive Officer are recommended by our President and Chief Executive Officer to our Compensation Committee and board of directors for approval. The base salary for our President and Chief Executive Officer is determined by the Compensation Committee of our board of directors, but will not be less than $530,000 per year.

•	Annual cash incentive awards

In general. We provide the opportunity for our named executive officers to earn an annual cash incentive award based upon our performance as well as the executive’s individual performance. We provide this opportunity to attract and retain an appropriate caliber of talent for these positions and to motivate executives to achieve our financial goals. We believe that providing these annual incentives is consistent with our objective of providing compensation that varies with our performance in achieving financial and non-financial objectives. Prior to this initial public offering, we expect to adopt the 2010 Annual Bonus Plan, which is described in detail below. We adopted this plan to position us to make performance-based awards that may provide us with deductions for compensation under Section 162(m) of the Code that we otherwise may not be able to take. In addition, as discussed above, we intend to develop and implement a long-term incentive plan in connection with becoming a public company, which we anticipate will include long-term cash incentive awards.

2009 target award opportunities. In light of the depressed residential housing and remodeling markets for the year ended December 31, 2009, we did not establish a cash incentive plan for any employees, including the executive officers. As a result, there were no 2009 target award opportunities for the named executive officers.

2010 target award opportunities. Our 2010 performance measure is based upon the Company exceeding a minimum level of adjusted EBITDA on a consolidated basis. We define “adjusted

EBITDA” as net income (loss) plus interest expense (net of interest income), provision (benefit) for income taxes, depreciation and amortization, non-cash gain on extinguishment of debt, non-cash foreign currency gain/(loss), amortization of non-cash write-off of the portion of excess purchase price from acquisitions allocated to inventories, restructuring and integration costs, customer inventory buybacks, impairment charges and management fees paid under our advisory agreement with an affiliate of the CI Partnerships. The minimum level of adjusted EBITDA required in 2010 before any target award opportunity begins is approximately 114.3% of our 2009 actual adjusted EBITDA. Depending upon each officer’s responsibilities, a target award opportunity was established as a percentage of the individual officer’s base salary at a range from 30% to 100% of base salary. The target cash incentive opportunity percentage of base salary for each individual officer is established based upon the position within the Company and is comparable to like positions within our Company. Prior to the beginning of 2010, Mr. Robinette reviewed our annual cash incentive plans, the performance measures and resulting awards with our Compensation Committee and our board of directors. For the year ended December 31, 2010, annual target cash incentive opportunities for the named executive officers are 100% of base salary for Mr. Robinette and 75% of base salary for Messrs. Poe, Wayne, Morstad and Pigues.

•	Perquisites and other personal benefits

In general. We provide the opportunity for our named executive officers to receive certain perquisites and other personal benefits, including car allowances and Company-paid life insurance premiums. We provide these benefits to provide an additional useful benefit for our executives, and we believe that providing these benefits is essential to our ability to remain competitive in the general marketplace for attracting and retaining executive talent.

2009 perquisites and other personal benefits. For the year ended December 31, 2009, we provided personal benefits and perquisites, including car allowances and Company-paid life insurance premiums, to all of our named executive officers, as described below in the “—Summary compensation table.”

•	Equity awards

In general. Historically, we have provided the opportunity for our named executive officers to purchase both shares of common stock, par value $.01 per share (“Ply Gem Prime Common Stock”) and senior preferred stock, par value $.01 per share (“Ply Gem Prime Senior Preferred Stock”) in Ply Gem Prime, which was our parent company prior to the Reorganization Transactions.

We believe it is vital to our Company to provide our named executive officers with the opportunity to hold an equity interest in our business. We believe that equity ownership among executives aligns management’s interests with those of stockholders and provides long-term incentives for the executives. Our named executive officers are the employees that have a significant impact on the long-term performance of the Company, so this opportunity is intended to incentivize them to improve the overall value of the business. Providing a Ply Gem Prime Senior Preferred Stock component as well as a Ply Gem Prime Common Stock component has allowed the executives to hold an ownership interest that has mirrored that held by non-employee investors in our Company and motivated and rewarded the executives for achieving financial objectives. We also believe that our management equity ownership structure promotes the retention of key management and that providing an equity component of compensation is consistent with our compensation objectives of rewarding performance-based compensation and attracting and retaining an appropriate caliber of talent.

The opportunities that we give our executive officers to invest in the business have been event-driven and have not been provided on any annual or other regular basis. The number of shares that a named executive officer has been permitted to purchase is determined based upon the individual’s level of responsibility within the Company. All equity purchases have been reviewed and approved by our Compensation Committee and board of directors.

Ply Gem Prime common stock. Our named executive officers have purchased Ply Gem Prime Common Stock either as (1) “Incentive Stock” or (2) part of a strip of equity that is purchased at the same time the officer purchases shares of Ply Gem Prime Senior Preferred Stock.

Incentive stock—Protected and unprotected. Ply Gem Prime Common Stock purchased as Incentive Stock becomes “Protected” over time, based on the officer’s continued service with the Company. Twenty percent (20%) of each officer’s Incentive Stock becomes Protected on the first anniversary of the purchase date and on each of the next four anniversaries. If the officer’s employment with us is terminated at any time, no remaining Incentive Stock that is not Protected (“Unprotected”) will become Protected. In addition, if a realization event or an initial public offering occurs at any time, any Incentive Stock that is Unprotected becomes immediately fully Protected. Upon closing of this offering, all Incentive Stock will become Protected.

Incentive stock—Termination of employment. If a named executive officer’s Incentive Stock becomes Protected, the officer may have the opportunity to receive a greater per share price for such stock if the stock is purchased by Ply Gem Prime. Specifically, if the named executive officer’s employment with us is terminated for reasons other than cause, then Ply Gem Prime has the right to purchase the officer’s shares of Protected Incentive Stock at a price per share (the “Protected Stock Purchase Price”) equal to the quotient obtained by dividing (x) the excess of (i) a multiple of consolidated EBITDA over (ii) consolidated indebtedness, less the amount of unrestricted cash of Ply Gem Prime and its consolidated subsidiaries as of the date of termination by (y) the number of shares of fully diluted Ply Gem Prime Common Stock on the date of the officer’s termination of employment. For any Incentive Stock that is Unprotected as of termination, the purchase price is the lesser of (a) the original purchase price paid by the officer for the Incentive Stock, plus or minus any change in adjusted retained earnings per share from the date the shares were originally purchased through the end of the most recent fiscal quarter preceding the date of termination of employment and (b) the Protected Stock Purchase Price. If the officer is terminated for Cause, all Incentive Stock held by the officer, whether or not Protected, will be repurchased by Ply Gem Prime for the same price applicable to Unprotected Incentive Stock in the preceding sentence.

We believe that this schedule whereby Incentive Stock becomes Protected over time aids in our ability to retain executive officers by requiring the executives’ continued service with the Company. In addition, because this schedule provides that the officers’ Incentive Stock becomes Protected upon certain corporate transactions, this schedule will provide the officers the incentive to work toward achieving such a transaction and to share in the value received by other shareholders.

If Ply Gem Prime Common Stock is not designated as Incentive Stock and is purchased as part of a strip with Ply Gem Prime Senior Preferred Stock, then the Ply Gem Prime Common Stock is fully vested at the time of purchase. This Ply Gem Prime Common Stock may be repurchased by

Ply Gem Prime at any time following the officer’s termination of employment for the Protected Stock Purchase Price described above.

Upon the closing of the this offering, Ply Gem Prime’s right to repurchase Incentive Stock and common stock in connection with the termination of an officer’s employment will expire.

Ply Gem Prime senior preferred stock. Ply Gem Prime Senior Preferred Stock that is purchased by the officers is fully vested at the time of purchase. This Ply Gem Prime Senior Preferred Stock may be repurchased by Ply Gem Prime at any time following the officer’s termination of employment and before the closing of this offering for a price that takes into account the liquidation value and the maximum dividend on the shares of Ply Gem Prime Senior Preferred Stock, consistent with the Certificate of Incorporation of Ply Gem Prime.

None of the named executive officers purchased either Ply Gem Prime Common Stock or Ply Gem Prime Senior Preferred Stock during 2009. In 2010, Mr. Poe purchased 2,191 shares of Ply Gem Prime Common Stock, equivalent to $175,280, and Ply Gem Prime Senior Preferred Stock in an amount equal to $174,720. In addition, Mr. Morstad purchased 1,565 shares of Ply Gem Prime Common Stock, equivalent to $125,200, and Ply Gem Prime Senior Preferred Stock in an amount equal to $124,800. Messrs. Poe and Morstad’s stock purchases reflect the exercise of their preemptive rights in connection with the issuance of shares to the CI Partnerships in exchange for the CI Partnerships’ contribution of 9% Senior Subordinated Notes to Ply Gem Prime.

Phantom common and preferred stock units. Upon the completion of the Ply Gem acquisition and the MWM Holding acquisition, certain members of management contributed their investment in predecessor companies in exchange for phantom common stock units and phantom preferred stock units which were governed by a phantom stock plan. Under the phantom stock plan, each participant’s interest in the plan was recorded in a bookkeeping account; however, no stock was initially issued under the phantom stock plan. Each account recorded a number of units so that, any “phantom common stock units” were deemed to be invested in Ply Gem Prime Common Stock and any “phantom preferred stock units” were deemed invested in Ply Gem Prime Senior Preferred Stock. Certain of the phantom common stock units became “Protected” according to the same schedule as the Incentive Stock, based on the date the units were first awarded to the officers. Other phantom common stock units were not subject to any such schedule. Under the plan, upon liquidation and payment of a participant’s account, the value of the account generally was to be paid to the participant either in cash or in shares of Ply Gem Prime’s stock having a fair market value equal to the account balance, in the discretion of Ply Gem Prime. The opportunity for any named executive officer to participate in the phantom stock plan, as well as their level of participation, was reviewed and approved by our board of directors.

For the first three quarters of 2006, the phantom units were recognized by us as liability awards that had to be marked to market every quarter. In addition, in 2004, 2005, and 2006, new tax rules governing nonqualified deferred compensation required a re-examination of the structure of the phantom stock plan. Because of the risk of volatility associated with the above accounting treatment and the complexity associated with tax and accounting rule changes, our board of directors determined that the cost associated with the administrative, accounting and tax work for the phantom stock units was excessive and outweighed the benefits of continuing to permit the officers to hold such units.

As such, in September 2006, we converted all phantom common and preferred stock units held by each named executive officer into a cash account payable on a fixed schedule in years 2007 and beyond. The value of the portion of each cash account that represented phantom common units equaled the number of phantom common stock units credited to the phantom plan account on September 25, 2006 multiplied by $10.00. From September 25, 2006 through January 31, 2007, the value of the cash account was updated as if interest was credited on such value and compounded at December 31, 2006 at a rate equal to the applicable federal rate for short-term loans. This portion of the account was paid to each officer in a single lump-sum cash payment on January 31, 2007. The value of the portion of the cash account that represented the value of the phantom preferred stock units equaled the face amount of the number of shares of Ply Gem Prime Senior Preferred Stock represented by such units. This portion of the account is credited with deemed earnings, as if with interest, at an annual rate of 10% compounded semi-annually as of each June 30 and December 31, from the date of issuance of the phantom preferred stock unit through the date of payment. This portion of the account is payable on each of August 31, 2009, 2010, and 2011, such that one third of the original face amount, plus deemed earnings, is paid on each such date, or, if earlier, the officer’s death, disability or a change of control. During the year ended December 31, 2009, Mr. Morstad received a phantom stock payout of $262,583.

In connection with the conversion described above, the board of directors authorized Ply Gem Prime to allow the officers to invest in Ply Gem Prime Common Stock on September 25, 2006, which stock was either Incentive Stock or not, in the same proportion that the officer’s phantom units had been deemed invested in such stock.

Stock options. We may grant the named executive officers options to purchase shares of Ply Gem Prime Common Stock pursuant to the Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan. Options granted pursuant to the 2004 Option Plan are intended to qualify as incentive stock options under the Code. However, there were no stock options granted during the year ended December 31, 2009 to named executive officers. In April 2010, we granted Mr. Robinette an option to purchase 12,000 shares of our common stock, at an exercise price of $80, and we granted Mr. Poe an option to purchase 10,000 shares of our common stock, at an exercise price of $80. Our Compensation Committee determined that the April 2010 option grants were necessary for retention purposes, and determined that the number of shares subject to the options granted to Mr. Robinette and Mr. Poe, respectively, were an appropriate portion of equity interests in relation to total compensation. In connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of our common stock with adjustments to the number of shares and the per share exercise prices to reflect the merger.

The board of directors intends to adopt an equity plan pursuant to which equity-based compensation awards may be granted before, upon or after the offering. As disclosed above, in connection with becoming a public company, we intend to develop and implement a long-term incentive plan, which may include equity and equity-based awards granted under our new equity plan. For the reasons described above, in respect of equity interests generally, we expect that equity-based compensation awards will continue to serve an important component of our compensation structure. See “—2010 equity award plan” below.

Employment agreements

President and Chief Executive Officer

CEO employment agreement

In October 2006, Mr. Robinette joined the Company and was appointed as our President and Chief Executive Officer. In connection with such appointment, Mr. Robinette entered into an employment agreement with us, pursuant to which we have agreed to pay him an annual base salary of not less than $530,000 and an annual cash incentive target of 100% of base salary. In addition, Mr. Robinette was provided the opportunity by our Compensation Committee and board of directors to purchase 125,660 shares of Ply Gem Prime Common Stock, at a price of $10.00 per share, 110,000 shares of which were shares of Incentive Stock.

CEO retention agreement

In November 2008, the Company finalized a retention agreement with Mr. Robinette for his continued service through September 1, 2011 at which point Mr. Robinette would be entitled to receive a one-time, lump-sum cash bonus of $2,000,000. The bonus amount represents an amount that the board of directors determined to be a reasonable and necessary amount to retain Mr. Robinette’s services and remain competitive in the marketplace for executive talent. We provided this retention opportunity to Mr. Robinette because we believe that Mr. Robinette’s experience and talent are necessary to guide us through the depressed residential and housing markets which currently exist.

CEO retention agreement amendment

On May 27, 2010, Mr. Robinette’s retention agreement described above was amended so that he will receive a bonus of $3,000,000, rather than $2,000,000, payable upon the earlier of (i) the effective date of an initial public offering of the Company generating gross proceeds in excess of $100 million and (ii) September 1, 2011. Therefore, upon the consummation of this offering, Mr. Robinette will receive from us a retention bonus of $3,000,000. This increase was made in light of his increased duties and our increased need for the retention of his services.

Post-termination severance

We provide the opportunity for certain of our named executive officers to be protected under the severance provisions contained within their retention agreements and, for Mr. Robinette, his employment agreement, by providing salary continuation if employment is terminated under certain circumstances (two years for Mr. Robinette and one year for our other named executive officers). If the payment of severance to Mr. Robinette causes him to become subject to the golden parachute excise tax rules, then we will pay him a gross-up amount so that after all taxes are paid on the gross-up, he will have enough funds remaining to pay the excise tax imposed on the severance payments. We provide this opportunity to attract and retain an appropriate caliber of talent for the position. These retention agreements and Mr. Robinette’s employment and retention agreements were approved by our board of directors, and the terms of these agreements can be found in individual agreements that have been filed as exhibits to the registration statement of which this prospectus forms a part. We believe the terms of our retention agreements and of Mr. Robinette’s employment agreement and amended retention agreement are consistent with the provisions and benefit levels of other companies based upon reviewing disclosures made by those companies with the SEC in order to obtain a general understanding of current compensation practices. We believe the arrangements and benefits opportunity contained within our retention agreements and Mr. Robinette’s employment agreement are reasonable and allow us to remain competitive in the general marketplace for executive talent. These arrangements are described in detail in “—Termination or change in control arrangements for 2009” below. The employment agreement between Mr. Robinette and the Company establishes the terms of his employment including salary and benefits, annual cash incentive award target and severance provisions in the event of termination of Mr. Robinette’s employment.

Chief Financial Officer retention payment

In November of 2008, the Company finalized a retention agreement with Mr. Poe for his continued service through September 1, 2011 at which point Mr. Poe would be entitled to receive a one-time, lump-sum cash payment of $650,000 which the board of directors determined to be a reasonable and necessary amount to retain Mr. Poe’s services and remain competitive in the marketplace for executive talent. We provided this retention opportunity to Mr. Poe because we believe that Mr. Poe’s experience and talent are necessary to guide us through the residential and housing markets downturn which currently exists.

The following table shows information concerning the annual compensation during 2009 for services provided to us by our President and Chief Executive Officer, our Vice President and Chief Financial Officer and our three other most highly compensated executive officers:

Summary compensation table

							Change in
							pension value
						Non-equity	& nonqualified
						incentive plan	deferred	All other
					Option awards	compensation	compensation	compensation
Name and principal position	Year	salary ($)	Bonus ($)		($) (1)	($) (2)	earnings ($)(3)	($) (4)	Total ($)

Gary E. Robinette	2009	$580,000	$—		$—	$—	$—	$13,894	$593,894
President & Chief Executive Officer	2008	580,000	—		4,971	—	—	34,042	619,013
	2007	530,000	—		—	506,680	—	25,081	1,061,761

Shawn K. Poe	2009	300,000	—		—	—	—	304,836	604,836
Vice President & Chief Financial Officer	2008	300,000	—		1,519	—	—	49,260	350,779
	2007	275,000	50,000	(5)	—	197,175	—	22,133	544,308

John Wayne	2009	388,500	—		—	—	—	20,279	408,779
President, Siding Group	2008	388,500	—		16,025	—	—	39,847	444,372
	2007	370,000	—		—	301,920	—	25,409	697,329

Lynn Morstad	2009	370,000	—		—	—	5,582	21,112	396,694
President, U.S. Windows Group	2008	370,000	—		14,124	—	—	22,121	406,245
	2007	326,250	—		—	—	—	13,110	339,360

Keith Pigues	2009	288,500	—		—	—	—	18,167	306,667
Sr. Vice President, Marketing	2008	288,500	—		149	—	—	110,216	398,865
	2007	—	—		—	—	—	—	—

(1)	For the years ended December 31, 2009, 2008, and 2007, the amounts in this column represent the aggregate grant-date fair value of awards computed in accordance with FASB ASC Topic 718 made during each respective year. Refer to Note 13 to our audited consolidated financial statements included elsewhere in this prospectus for additional information regarding the accounting for equity compensation.

(2)	The amounts in this column represent performance-based cash bonuses earned for services rendered during 2007. These incentive bonuses are described in “—Compensation discussion and analysis—Compensation program objectives and philosophy—General philosophy—Annual cash incentive awards” above.

(3)	None of the named executive officers, other than Lynn Morstad, are covered by either of our pension plans. For Mr. Morstad, the aggregate actuarial present value of his pension benefit under the MW Manufacturing Inc. Retirement Plan and SERP plan for 2009 increased by $3,927 and $1,655, respectively. No amount is included for Mr. Morstad for 2008 because the aggregate actuarial present value of his pension benefit under the MW Manufacturing Inc. Retirement Plan and SERP plan decreased by $1,432 and $246, respectively. The named executive officers did not receive any above-market or preferential earnings on compensation deferred on a basis that is not tax-qualified.

(4)	The amounts in this column with respect to 2009 consist of the following items for each named executive officer shown below:

• Gary E. Robinette: $10,500 car allowance and $3,394 insurance premiums.

• Shawn K. Poe: $8,400 car allowance, $9,769 insurance premiums and $286,667 relocation payment. We reimbursed Mr. Poe for the expenses he incurred in connection with his move from Kansas City, Missouri to our headquarters in Cary, North Carolina, including costs associated with the sale of his existing home, purchase of a new home and related sales commissions. In addition, the Compensation Committee determined it was appropriate to reimburse Mr. Poe for the loss he realized on the sale of his previous home, and to provide him with an amount equal to $121,690 for the estimated income taxes that may be imposed on him due to these relocation payments in order to put Mr. Poe in the same economic position he would have been in before the required relocation.

• John Wayne: $10,500 car allowance and $9,779 insurance premiums.
• Lynn Morstad: $11,335 car allowance and $9,777 insurance premiums.

• Keith Pigues: $8,400 car allowance and $9,767 insurance premiums.

The amounts in this column with respect to 2008 consist of the following items for each named executive officer shown below:

• Gary E. Robinette: $10,500 car allowance, $20,550 company 401(k) contributions and profit sharing and $2,992 insurance premiums.

• Shawn K. Poe: $8,400 car allowance, $20,634 company 401(k) contributions and profit sharing, $8,785 insurance premiums and $11,441 relocation payment.

• John Wayne: $10,500 car allowance, $20,550 company 401(k) contributions and profit sharing and $8,797 insurance premiums.

• Lynn Morstad: $11,334 car allowance, $1,992 company 401(k) contributions and profit sharing and $8,795 insurance premiums.

• Keith Pigues: $8,400 car allowance, $5,247 company 401(k) contributions and profit sharing, $8,784 insurance premiums and $87,785 relocation payment

The amounts in this column with respect to 2007 consist of the following items for each officer shown below:

• Gary E. Robinette: $10,500 car allowance, $13,500 company 401(k) contributions and profit sharing and $1,081 insurance premiums.

• Shawn K. Poe: $7,700 car allowance, $13,500 company 401(k) contributions and profit sharing and $933 insurance premiums.

• John Wayne: $10,500 car allowance, $13,500 company 401(k) contributions and profit sharing $1,409 insurance premiums.

• Lynn Morstad: $6,105 car allowance, $6,525 company 401(k) contributions and $480 insurance premiums.

(5)	Represents 50% of a total $100,000 special bonus that Mr. Poe was eligible to receive if he remained employed with the Company through December 31, 2007.

Outstanding equity awards at fiscal year-end for 2009

The following table reflects the outstanding equity awards at fiscal year end for 2009, without giving effect to the Reorganization Transactions:

		Number of
	Number of	securities				Market value
	securities	underlying			Number of	of shares or
	underlying	unexercised			shares or units	units of stock
	unexercised	options	Option	Option	of stock that	that have
	options	(#) unexercisable	exercise	expiration	have not	not vested
Name	(#) exercisable(1)	(1)	price ($)	date	vested (#)(2)	($)(3)

Gary E. Robinette	984	3,934	$80	October 2, 2018	44,000	$—
Shawn K. Poe	301	1,202	$80	October 2, 2018	—	—
John Wayne	643	2,573	$80	October 2, 2018	—
	3,000	12,000	$80	December 5, 2018
Lynn Morstad	773	3,090	$80	October 2, 2018	—	—
	2,400	9,600	$80	December 5, 2018
Keith Pigues	11,600	17,400	$80	August 27, 2017	2,250	—
	29	118	$80	October 2, 2018

The following table reflects the outstanding equity awards at fiscal year end for 2009 on a pro forma basis after giving effect to the Reorganization Transactions:

		Number of			Number of
	Number of	securities			shares or
	securities	underlying			units of	Market value
	underlying	unexercised			stock that	of shares or
	unexercised	options	Option	Option	have not	units of stock
	options	(#) unexercisable	exercise	expiration	vested (#)	that have
Name	(#) exercisable(1)	(1)	price ($)	date	(2)	not vested ($)(3)

Gary E. Robinette						$
Shawn K. Poe
John Wayne
Lynn Morstad
Keith Pigues

(1)	Each option becomes vested and exercisable with respect to 20% of the shares covered by the option on each of the first five anniversaries of the grant date.

(2)	The stock awards set forth in this table become Protected as described in “—Compensation discussion and analysis—Compensation program objectives and philosophy—General philosophy—Equity awards—Ply Gem prime common stock” above.

(3)	Because Ply Gem Prime Common Stock is not publicly traded, and the value per share under the valuation formula contained within the existing stockholders agreement was zero at December 31, 2009, a market value of zero is shown.

Stock vested for 2009

The following table reflects the amount of stock vested during 2009, without giving effect to the Reorganization Transactions:

	Stock awards
	Number of shares	Value realized
	acquired on vesting	on vesting
Name	(#)(1)	($)(2)

Gary E. Robinette	22,000	$ —
Shawn K. Poe	7,683	$ —
John Wayne	9,061	$ —
Lynn Morstad	9,600	$ —
Keith Pigues	750	$ —

The following table reflects the amount of stock vested during 2009 on a pro forma basis after giving effect to the Reorganization Transactions:

Stock awards
	Number of shares	Value realized
	acquired on vesting	on vesting
Name	(#)(1)	($)(2)

Gary E. Robinette		$
Shawn K. Poe		$
John Wayne		$
Lynn Morstad		$
Keith Pigues		$

(1)	The stock awards in this table represent the number of shares of Ply Gem Prime Common Stock that were either vested on the date of grant or that became Protected during 2009, as described in “—Compensation discussion and analysis—

Compensation program objectives and philosophy—General philosophy—Equity awards—Ply Gem prime common stock” above.

(2)	This amount represents the value of the shares of Ply Gem Prime Common Stock that became Protected during 2009. Because Ply Gem Prime Common Stock is not publicly traded and the value per share under the valuation formula contained within the existing stockholders agreement was zero at December 31, 2009, a market value of zero is shown. These shares remain subject to certain transfer restrictions provided in the existing stockholders agreement with Ply Gem Prime and there is no current market in which the officers may sell such shares. During the year ended December 31, 2009, there were no stock options exercised by any employees.

Pension benefits for 2009

Present value
		Number of years		of accumulated	Payments during
	Plan name	credited service		benefit ($)	last fiscal year
Name(a)	(b)	(#)(c)		(d)(1)	($)(e)

Gary E. Robinette	NA	—		$—	$ —
Shawn K. Poe	NA	—		$—	$ —
John Wayne	NA	—		$—	$ —
Lynn Morstad	MW Retirement Plan	4	(2)	$28,377	$ —
	MW SERP Plan	4	(2)	$12,027	$ —
Keith Pigues	NA	—		$—	$ —

(1)	The material assumptions used to derive the present value of the accumulated pension benefit shown in this table are set forth in Note 7 to our audited consolidated financial statements included elsewhere in this prospectus.

(2)	The number in this column is less than the number of the officer’s actual years of service with the Company. This is because the plans have been frozen, as described below.

Pension plans

We maintain the MW Manufacturers, Inc. Retirement Plan, a tax-qualified defined benefit retirement plan, acquired with the MWM Holding acquisition in August 2004 (the “MW Retirement Plan”) and the MW Manufacturers, Inc. Supplemental Executive Retirement Plan (the “MW SERP Plan”), which covers our executives whose benefits are limited by operation of the Code. We refer to both the MW Retirement Plan and the MW SERP Plan together as the “MW Plans.” Mr. Morstad is a participant in the MW Plans. None of the other named executive officers are participants in our pension plans.

The MW Plans’ benefits are calculated based upon years of service with the Company and compensation levels during the service period. Participation under the MW Plans was frozen with respect to all salaried employees effective October 31, 2004. The decision to freeze the benefit provisions affects any executive officer under the MW Plans.

The normal retirement date to receive full benefits is the first calendar month following the participant’s 65th birthday. There are provisions under the MW Plans for a reduced benefit amount upon election of early retirement prior to age 65, with this option available to all participants of the MW Plans, including executive officers.

The benefit payment options under the MW Plans are as follows:

•	Life annuity;
•	Period certain annuities;
•	Joint and survivor annuity (if married); and
•	In some cases under the MW Retirement Plan only, a full or partial lump sum payment.

Nonqualified deferred compensation for 2009

Aggregate
	earnings in last	Aggregate balance at
Name	FY ($)	last FYE ($)(1)

Gary E. Robinette	$ —	$ —
Shawn K. Poe	—	138,452
John Wayne	—	395,632
Lynn Morstad	—	—
Keith Pigues	—	—

(1)	The aggregate balance at December 31, 2009 represents the balance of the cash-denominated deferred compensation accounts established in connection with the conversion of the phantom stock plan awards on September 25, 2006, as described in “—Compensation discussion and analysis—Compensation program objectives and philosophy—General philosophy—Equity awards—Phantom common and preferred stock units” above.

Termination or change in control arrangements for 2009

Each of the named executive officers is entitled to certain payments and benefits in the event his employment is terminated by us without “cause” or he resigns following a “material adverse change.” The following chart quantifies these payments and benefits:

	Severance	Benefits	Bonus	Total
Name	($)(1)	($)	($)(2)	($)

Employment agreement:
Gary E. Robinette	$1,060,000	$8,776	$ —	$1,068,776
Retention agreements:
Shawn K. Poe	300,000	10,549	—	310,549
John Wayne	388,500	10,677	—	399,177
Lynn Morstad	370,000	10,651	—	380,651
Keith Pigues	288,500	10,533	—	299,033

(1)	As described in the narrative below, the severance arrangement is payable over a two-year salary continuation period for Mr. Robinette and a one-year salary continuation period for the other named executive officers.

(2)	For the year ended December 31, 2009, in light of the residential housing and repair and remodeling markets downturn, we did not establish a cash incentive plan for any employees, including the executive officers. Therefore, the bonus paid as a result of a termination or change in control would be zero.

Mr. Robinette’s employment agreement and the retention agreements for each of Messrs. Poe, Wayne, Morstad and Pigues provide that the officer will receive payments and benefits if he is terminated without “cause” or resigns following a “material adverse change.” “Cause” means certain failures to perform duties after demand by the board of directors or obey the board of directors or a senior executive of the Company, a material act of dishonesty in connection with executive duties, or conviction of a felony, a fraudulent or dishonest misdemeanor or a civil judgment for fraud.

“Material adverse change” is defined in Mr. Robinette’s employment agreement as an assignment of duties inconsistent with his position, reduction of salary or target bonus or Company action that would deny him any material employee benefit without his consent. “Material adverse change” in the retention agreements for the other named executive officers is defined the same as in Mr. Robinette’s employment agreement; however, it does not include a reduction in target bonus, but does include the Company requiring the executive to be based more than 50 miles from his current office location, as well as any Company breach of any provision of the retention agreement.

To receive any payments or benefits in connection with a termination for cause or material adverse change, the executive must release certain claims against the Company. In addition, the executive must comply with certain restrictive covenants, including a covenant not to compete with our business for two years following termination in the case of Mr. Robinette and one year following termination in the case of all other executives. The restrictive covenants also prohibit the executives from soliciting our employees for two years following termination in the case of Mr. Robinette and one year following termination in the case of all other executives. The covenants also prohibit disclosure of our confidential information and the mailing of disparaging statements about the Company and our people.

Mr. Robinette’s employment agreement provides that he will receive an amount equal to two years of his base salary at the time of termination, plus medical insurance benefit coverage paid over the 24 months following termination. In addition, Mr. Robinette will be eligible to receive payment of a “Year 1 Bonus” equal to the amount that would have been actually earned and paid to Mr. Robinette under the cash incentive award plan had he been employed for the entire 12 month period of the year, plus a “Year 2 Bonus” equal to a pro-rated portion of the Year 1 Bonus based upon the number of months that Mr. Robinette was employed with the Company during the year of termination of his employment with the Company. If Mr. Robinette dies or becomes disabled prior to September 1, 2011, he will be paid a pro rata portion of the $3,000,000 retention payment described above under “—Compensation discussion and analysis—Employment agreements—President and Chief Executive Officer.”

For the named executive officers other than Mr. Robinette, if the named executive officer’s employment is terminated during the year, the officer is eligible to receive an amount equal to one year of base salary at the rate at the time of termination, paid over a one year period, plus a pro rata portion of an amount equal to the lesser of the officer’s annual cash incentive award target or the actual cash incentive award that would have been paid under the incentive award plan had the officer been employed at the date that such cash incentive award is actually paid, paid in a lump sum as soon as practicable following the date on which the amount which will be paid is determined. The named executive officers other than Mr. Robinette are also eligible to receive a lump sum payment equal to a pro rata portion of any annual cash bonus the officer would have received with respect to the year of termination, paid when bonuses are paid to other executives, as well as continuation of medical and dental benefits for one year following termination of employment.

Mr. Poe may be eligible to receive severance in addition to that shown in the table above worth up to one additional year if at the end of the 12 month period following his termination he has not been able to obtain employment providing him with a salary of at least $300,000. If Mr. Poe dies or becomes disabled prior to September 1, 2011, he will be paid a pro rata portion of the $650,000 retention payment described above under “—Compensation discussion and analysis—Employment agreements—Chief Financial Officer retention payment.”

The named executive officers may be entitled to receive a cash payment for their individual shares of Incentive Stock, if Ply Gem Prime elects to exercise its call right under the existing stockholders agreement. If Ply Gem Prime had exercised its call right on December 31, 2009, the named executive officers would not have received any money for any of the shares of common stock. Because shares of Ply Gem Prime Common Stock are not publicly traded and the value per share at December 31, 2009 per the formula contained in the existing stockholders agreement is zero, no amount has been reflected in the table for incentive equity. Upon closing of this offering, Ply Gem Prime’s call right will expire.

In addition, upon a change in control, all Ply Gem Prime Common Stock held by the named executive officers that is Unprotected will become Protected. Vesting of Ply Gem Prime Common Stock accelerates upon a change of control transaction or an initial public offering but only to the extent of the proportion of our business that is sold or offered to the public. If a change in control had occurred on December 31, 2009, applying the Protected price formula in the existing stockholders agreement based on EBITDA as of that date, the value per share of Ply Gem Prime Common Stock would be zero. If on December 31, 2009 we had undergone a change in control, the value attributed to the acceleration of the options would have been zero, as the exercise price of $80 for the options is more than the value per share of common stock on December 31, 2009.

Executive officer compensation plans and agreements

CEO employment agreement

We have entered into an employment agreement with our President and Chief Executive Officer, Gary E. Robinette, which is referred to above. The agreement was effective as of Mr. Robinette’s first day of employment in October 2006. Mr. Robinette’s initial term of employment was two years; upon that expiration, his employment term automatically renews for continuous one-year terms, unless either we or Mr. Robinette gives the other 60 days’ written notice.

Under the terms of his employment agreement, Mr. Robinette will serve as our President and Chief Executive Officer and as a member of our board of directors, and may serve on the board of our affiliates as our board of directors may determine from time to time. His employment agreement provides that he will be paid an annual salary of no less than $530,000, and that he has the right to participate in our benefit plans at the same level as our other senior executives. Mr. Robinette is also entitled to receive a bonus based on the achievement of our executive compensation goals, which are set by our Compensation Committee. His target bonus is equal to 100% of salary, and is paid following the end of the applicable fiscal year.

As described above, Mr. Robinette’s employment agreement gave him to the right to purchase 110,000 shares of Incentive Stock at the price of $10 per share, as well as shares of preferred stock and additional shares of common stock (which we refer to as “Strip Equity”) on the same terms and conditions that existing affiliates of CI Capital Partners acquired their Strip Equity. The terms of Mr. Robinette’s rights in respect of the stock are set forth in the existing stockholders agreement and in Mr. Robinette’s subscription agreement.

Mr. Robinette’s employment may be terminated by us or by Mr. Robinette at any time. In the event that his employment is terminated by us without cause or by Mr. Robinette due to a material adverse change (as defined above under ‘‘—Termination or change in control arrangements for 2009”), Mr. Robinette is entitled to a severance arrangement, which is subject to his providing us with a release of claims, and his continued compliance with our confidentiality, work product, non-competition, non-solicitation and non-disparagement provisions. The terms of Mr. Robinette’s severance-related provisions and restrictive covenants are described above under “—Termination or change in control arrangements for 2009.”

Retention arrangements

On November 7, 2008, we entered into a retention arrangement with each of our named executive officers because we believe the continuity of management is essential to the best interest of the Company and its stockholders. The terms of our retention agreement with Mr. Robinette are described in detail in ‘‘—Compensation discussion and analysis—Employment agreements—President and Chief Executive Officer” above. The terms of the retention agreements with our other named executive officers are described below.

Shawn K. Poe

We entered into an amended and restated retention agreement with Mr. Poe in light of the increased commitment of his time and energy from the relocation of our headquarters and his consequent relocation. The expiration of the term of his retention agreement has been extended to February 12, 2011.

The retention agreement provides Mr. Poe with a relocation retention incentive, which is a one-time, lump sum cash payment of $650,000 that will vest and be paid on September 1, 2011. Mr. Poe must be employed by the Company at the time of payment; however, if he dies or is disabled on the payment date, he would be entitled to a prorated amount in respect of the number of days worked since September 1, 2008.

In addition, under his retention agreement, Mr. Poe is entitled to a severance payment in the event his employment is terminated by us without “cause” or by him due to a “material adverse change” (as defined above under ‘‘—Termination or change in control arrangements for 2009”). Any severance payment is subject to Mr. Poe’s execution of, and continued compliance with, a release and restrictive covenant agreement within 30 days following the date of his termination of employment. Mr. Poe’s severance payment and the terms of his restrictive covenants are described above under “—Termination or change in control arrangements for 2009.”

John C. Wayne, Lynn Morstad, and D. Keith Pigues

Our other named executive officers, Messrs. Wayne, Morstad and Pigues, have entered into retention agreements with us, which are substantially similar to one another. These retention agreements are scheduled to expire on December 31, 2010. Under each of these agreements, the executive is entitled to a severance payment in the event his employment is terminated by us without “cause” or by him due to a “material adverse change.” These severance arrangements are described above under “—Termination or change in control arrangements for 2009.”

Option agreement terms

Prior to the Reorganization Transactions, our named executive officers, along with other employees, directors, and consultants of us and our affiliates, were eligible for option awards under the 2004 Option Plan. Under the 2004 Option Plan, we have granted individuals options to purchase shares of our common stock, which were intended to be “incentive stock options” qualified under Section 422 of the Code. Generally, the options vest and become exercisable with respect to 20% of the shares covered by the stock option on each of the first five anniversaries of the grant date, subject to the optionee’s continued employment with the Company. Vesting accelerates upon a change in control transaction or an initial public offering, but only to the extent of the proportion of our business that is sold or offered to the public. The options are subject to a 10-year term.

In the event of the optionee’s termination for any reason other than for cause or due to death or disability, the portion of the stock option that is exercisable may be exercised until the earlier of (x) the expiration of a three-month period beginning on the date of termination and (y) the expiration date of the option. If an optionee’s employment terminates due to death or disability, then the portion of the stock option that is exercisable may be exercised (either by the optionee or his or her estate, as applicable) until the earlier of (x) the expiration of a one-year period beginning on the date of termination and (y) the expiration date of the option. Upon a termination for cause, the optionee’s entire stock option (whether or not vested) will be forfeited and canceled in its entirety.

In the event of a change in control of the Company (which means that we are merged or consolidated with another corporation or entity and the consideration received is in a form other than stock or equity interests in the surviving company; all or substantially all of our stock or assets are acquired by another person; we are reorganized or liquidated; or we enter into a written agreement to effect any of the preceding events), then, the Compensation Committee may, in its sole discretion and upon at least 10 days’ notice to the optionees, cancel the stock options in exchange for cash or stock, or a combination of both.

Deferred compensation accounts under amended phantom stock plan

As described above, we have granted phantom common stock and preferred stock units under our Ply Gem Prime Holdings, Inc. Amended and Restated Phantom Stock Plan. These awards were granted to certain members of management who had contributed their investment in predecessor companies, in connection with the completion of the Ply Gem Acquisition and the MWM Holding acquisition. For accounting and other reasons described more fully above, these phantom stock awards were amended and restated as cash-denominated deferred compensation accounts. For details regarding the terms of these awards, please refer to “—Compensation discussion and analysis—Compensation program objectives and philosophy—General philosophy—Equity awards—Phantom common and preferred stock units” above.

Common stock and preferred stock

In the past, we provided the opportunity for our executive officers to purchase both Ply Gem Prime Common Stock and Ply Gem Prime Senior Preferred Stock. These awards are subject to the terms of the stockholders agreement described in “Certain relationships and related party transactions—Stockholders agreement.” These awards are described in detail in “—Compensation discussion and analysis—Compensation program objectives and philosophy—General philosophy—Equity awards” above.

2010 equity award plan

Prior to the consummation of this offering, we expect to adopt the 2010 Equity Award Plan (the “2010 Plan”) for grants to be made to participants immediately prior to and following the consummation of this offering. The purpose of our 2010 Plan is to give us a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide us with a stock plan providing incentives directly related to increases in our stockholder value.

Terms of the plan

Administration. Our Compensation Committee will administer our 2010 Plan. The Compensation Committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2010 Plan, and to adopt, alter and repeal rules, guidelines and practices relating to our 2010 Plan. Our Compensation Committee will have full discretion to administer and interpret the 2010 Plan, to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine among other things the time or times at which the awards may be exercised, and whether and under what circumstances an award may be exercised.

Eligibility. Any of our employees, directors, officers or consultants, or of our subsidiaries or their respective affiliates, will be eligible for awards under our 2010 Plan. Our Compensation Committee has the sole and complete authority to determine who will be granted an award under the plan.

Number of shares authorized. The 2010 Plan provides for an aggregate of          shares of our common stock to be available for awards. No more than           shares of common stock may issued in respect of incentive stock options under our 2010 Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than          shares of common stock in any one year. No more than          shares of common stock may be granted under our 2010 Plan with respect to performance compensation awards in any one year. If any award is forfeited, or if any option terminates, expires or lapses without being exercised, shares of our common stock subject to such award will again be available for future grant. If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our 2010 Plan, the number of shares covered by awards then outstanding under our 2010 Plan, the limitations on awards under our 2010 Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The 2010 Plan will have a term of ten years and no further awards may be granted after that date.

Awards available for grant. The Compensation Committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, stock bonus awards, performance compensation awards or any combination of the foregoing.

Options. The Compensation Committee is authorized to grant options to purchase shares of common stock that are either “qualified,” meaning they satisfy the requirements of Section 422 of the Code for incentive stock options, or “nonqualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. These options will be subject to the terms and conditions established by the Compensation Committee. Under the terms of our 2010 Plan, unless the Compensation Committee determines otherwise, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant. Options granted under the 2010 Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable award agreement. The maximum term of an option granted under the 2010 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise) which have been held by the participant for at least six months, have been purchased on the open market, or the Compensation Committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as our Compensation Committee may determine to be appropriate.

Stock appreciation rights. Our Compensation Committee is authorized to award stock appreciation rights (referred to in this prospectus as “SARs”) under the 2010 Plan. SARs will be subject to the terms and conditions established by the Compensation Committee . A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2010 Plan may include SARs, and our Compensation Committee may also award SARs to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The terms of the SARs shall be subject to terms established by the Compensation Committee and reflected in the award agreement.

Restricted stock. Our Compensation Committee is authorized to award restricted stock under the 2010 Plan. Awards of restricted stock will be subject to the terms and conditions established by the Compensation Committee. Restricted stock is common stock that generally is non-transferable and is subject to other restrictions determined by the Compensation Committee for a specified period. Unless the Compensation Committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment during the restricted period, then any unvested restricted stock is forfeited.

Restricted stock unit awards. Our Compensation Committee is authorized to award restricted stock units. Restricted stock unit awards will be subject to the terms and conditions established by the Compensation Committee. Unless the Compensation Committee determines otherwise, or specifies otherwise in an award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited. At the election of the Compensation Committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares, at the expiration of the period over which the units are to be earned, or at a later date selected by the Compensation Committee.

Stock bonus awards. Our Compensation Committee is authorized to grant awards of unrestricted shares, either alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine.

Performance compensation awards. The Compensation Committee may grant any award under the 2010 Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The committee may establish these performance goals with reference to one or more of the following:

•	net earnings or net income (before or after taxes);

•	basic or diluted earnings per share (before or after taxes);

•	net revenue or net revenue growth;

•	gross profit or gross profit growth;

•	net operating profit (before or after taxes);

•	return measures (including, but not limited to, return on assets, capital, invested capital, equity or sales);

•	cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

•	earnings before or after taxes, interest, depreciation and amortization;

•	gross or operating margins;

•	productivity ratios;

•	share price (including, but not limited to, growth measures and total stockholder return);

•	expense targets;

•	margins;

•	operating efficiency;

•	objective measures of customer satisfaction;

•	working capital targets; and

•	measures of economic value added.

Transferability. Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative, and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution.

Amendment. Our 2010 Plan will have a term of 10 years. Our board of directors may amend, suspend or terminate our 2010 Plan at any time; however, stockholder approval may be necessary if the law so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any award without the consent of the participant or recipient.

Change in control. In the event of a change in control (as defined in the 2010 Plan), all outstanding options and equity (other than performance compensation awards) issued under the 2010 Plan shall fully vest and performance compensation awards will vest, as determined by the Compensation Committee, based on the level of attainment of the specified performance goals. The Compensation Committee may, in its discretion, cancel outstanding awards and pay the value of the awards to the participants in connection with a change in control.

U.S. federal income tax consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under our plans and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options—Qualified and nonqualified. The Code requires that, for favorable tax treatment of a qualified option (“incentive stock options”), shares of our common stock acquired through the exercise of a qualified option cannot be disposed of on or before the later of (i) two years from the date of grant of the option or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares on or before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the shares on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of any stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934 (the “Exchange Act”)). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted stock units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Stock bonus awards. A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the award is made over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the four other officers whose compensation is required by the Exchange Act to be disclosed in its proxy statement, subject to certain exceptions. The 2010 Plan is intended to satisfy either an exception or applicable transitional rule requirements with respect to grants of options to covered employees. In addition, the 2010 Plan is designed to permit certain awards of restricted stock, restricted stock units and other awards to be awarded as performance compensation awards intended to qualify under either the “performance-based compensation” exception to Section 162(m) of the Code or applicable transitional rule requirements.

2010 annual bonus plan

General

The Company expects to adopt the 2010 Annual Bonus Plan (the “Annual Bonus Plan”) prior to the consummation of this offering. The target award opportunities we have set for 2010 are described above under “—Compensation discussion and analysis—Compensation program objectives and philosophy—General philosophy—Annual cash incentive awards—2010 target award opportunities.”

Description of the annual bonus plan

The description of the Annual Bonus Plan set forth below is a summary, does not purport to be complete and is qualified in its entirety by the provisions of the Annual Bonus Plan itself. The complete text of the Annual Bonus Plan is attached as an exhibit to the registration statement of which this prospectus forms a part. Our board of directors has approved the Annual Bonus Plan, effective          , 2010.

Purpose. The purpose of the Annual Bonus Plan is to establish a program of incentive compensation for designated officers and/or key executive employees of the Company and its subsidiaries and divisions that is directly related to the performance results of the Company and such employees. The Annual Bonus Plan provides annual incentives, contingent upon continued employment and meeting certain corporate goals, to certain key executives who make substantial contributions to the Company.

Administration. The Annual Bonus Plan will be administered by a committee selected by our board of directors to administer the Annual Bonus Plan. If at any time such an Annual Bonus Plan Committee has not been so designated, our Compensation Committee will constitute the Annual Bonus Plan Committee or if there is no Compensation Committee, our board of directors will constitute the Annual Bonus Plan Committee.

The Annual Bonus Plan Committee, in its sole discretion, will determine eligibility for participation, establish the maximum award which may be earned by each participant (which may be expressed in terms of dollar amount, percentage of salary or any other measurement), establish goals for each participant (which may be objective or subjective, and based on individual, Company, subsidiary and/or division performance), calculate and determine each participant’s level of attainment of such goals, and calculate the bonus award for each participant based upon such level of attainment. Except as otherwise expressly provided in the Annual Bonus Plan, the Annual Bonus Plan Committee has the full power and authority to construe, interpret and administer the Annual Bonus Plan, including the power to amend or terminate the Annual Bonus Plan as further described below. The Annual Bonus Plan Committee may at any time adopt such rules, regulations, policies, or practices as, in its sole discretion, it will determine to be necessary or appropriate for the administration of, or the performance of its respective responsibilities under, the Annual Bonus Plan. The Annual Bonus Plan Committee may at any time amend, modify, suspend or terminate such rules, regulations, policies, or practices.

Eligibility. Participants in the Annual Bonus Plan will be selected by the Annual Bonus Plan Committee for each performance period from those officers and key executives of the Company and its subsidiaries whose efforts contribute materially to the success of the Company. No employee will be a participant unless he or she is selected by the Annual Bonus Plan Committee, in its sole discretion. No employee will at any time have the right to be selected as a participant nor, having been selected as a participant for one performance period, to be selected as a participant in any other performance period.

Bonus awards and performance goals. The Annual Bonus Plan Committee, based upon information to be supplied by management of the Company and, where determined as necessary by our board of directors, the ratification of our board of directors, will establish for each performance period a maximum award (and, if the Annual Bonus Plan Committee deems appropriate, a threshold and target award) and goals relating to Company, subsidiary, divisional, departmental and/or functional performance for each participant and communicate such award levels and goals to each participant prior to or during the performance period for which such award may be made. For purposes of the Annual Bonus Plan, the performance period is the fiscal year of the Company, during which performance is measured to determine the level of attainment of a bonus award. Bonus awards will be earned by each participant based upon the level of attainment of his or her goals during the applicable performance period; provided that the Annual Bonus Plan Committee may reduce the amount of any bonus award in its sole and absolute discretion. As soon as practicable after the end of the applicable performance period, the Annual Bonus Plan Committee will determine the level of attainment of the goals for each participant and the bonus award to be made to each participant.

Performance criteria. The performance goals applicable for bonus awards intended will be based on objective performance criteria established by the Annual Bonus Plan Committee and measured in terms of one or more of the following objectives: (i) earnings before or after taxes, interest, depreciation and/or amortization; (ii) net earnings (before or after taxes); (iii) net income (before or after taxes); (iv) operating income before or after depreciation and amortization (and including or excluding capital expenditures); (v) operating income (before or after taxes); (vi) operating profit (before or after taxes); (vii) book value; (viii) earnings per share (before or after taxes); (ix) market share; (x) return measures (including, but not limited to, return on capital, invested capital, assets, equity); (xi) margins; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) sales or product volume growth; (xiv) productivity improvement or operating efficiency; (xv) costs or expenses; (xvi) stockholders’ equity; (xvii) revenues or sales; (xviii) cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital); (xix) revenue-generating unit-based metrics; (xx) expense targets; (xxi) objective measures of customer satisfaction; (xxii) working capital targets; (xxiii) measures of economic value added; (xxiv) inventory control; or (xv) enterprise value.

The foregoing performance criteria may relate to us, one or more of our affiliates or one or more of our or their divisions or units, or departments or functions, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Annual Bonus Plan Committee will determine. In addition, the performance criteria may be calculated without regard to extraordinary items.

If the Annual Bonus Plan Committee determines that a change in our business, operations, corporate structure or capital structure, or the manner in which we conduct our business, or other events or circumstances render the performance criteria to be unsuitable, the Annual Bonus Plan Committee may modify such performance criteria or the related minimum acceptable level of achievement, in whole or in part, as the Annual Bonus Plan Committee deems appropriate and equitable. In addition, at the time performance goals are established, the Annual Bonus Plan Committee is authorized to determine the manner in which the performance criteria will be calculated or measured to take into account certain factors over which the participant has no control or limited control including changes in industry margins, general economic conditions, interest rate movements and changes in accounting principles.

Payment of bonus awards. Bonus awards earned during any performance period will be paid as soon as practicable following the end of such performance period and the determination of the amount thereof will be made by the Annual Bonus Plan Committee. Payment of bonus awards will be made in the form of cash. Bonus award amounts earned but not yet paid will not accrue interest.

Termination of employment. Except as otherwise provided pursuant to an employment agreement between the participant and the Company, a participant will be eligible to receive payment of his or her bonus award earned during a performance period, so long as the participant is employed on the last day of such performance period, notwithstanding any subsequent termination of employment prior to the actual payment of the bonus award. In the event of a participant’s death prior to the payment of a bonus award which has been earned, such payment will be made to the participant’s designated beneficiary or, if there is none living, to the estate of the participant.

Transferability. A participant may not assign, sell, encumber, transfer or otherwise dispose of any rights or interests under the Annual Bonus Plan except by will or the laws of descent and distribution. Any attempted disposition in contravention of the preceding sentence will be null and void.

Reorganization or discontinuance. Our obligations under the Annual Bonus Plan will be binding upon any successor corporation or organization resulting from merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company. We will make appropriate provision for the preservation of participants’ rights under the Annual Bonus Plan in any agreement or plan which we may enter into or adopt to effect any such merger, consolidation, reorganization or transfer of assets. If the business conducted by us will be discontinued, any previously earned and unpaid bonus awards under the Annual Bonus Plan will become immediately payable to the participants then entitled thereto.

Section 409A. To the extent applicable, notwithstanding anything in the Annual Bonus Plan to the contrary, the Annual Bonus Plan and all bonus awards (including 162(m) bonus awards) will be interpreted in accordance with Section 409A and Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Annual Bonus Plan. Notwithstanding any provision of the Annual Bonus Plan to the contrary, in the event that the Annual Bonus Plan Committee determines that any amounts payable under the Annual Bonus Plan will be taxable to a participant under Section 409A and related Department of Treasury guidance, prior to payment to such participant of such amount, we may (i) adopt such amendments to the Annual Bonus Plan and bonus awards (including 162(m) bonus awards) and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Annual Bonus Plan Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Annual Bonus Plan and the bonus awards and/or (b) take such other actions as the Annual Bonus Plan Committee determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

Termination or amendment of annual bonus plan. The Annual Bonus Plan Committee may generally amend, suspend or terminate the Annual Bonus Plan at any time.

Director compensation for 2009

Our directors are entitled to a retainer fee of $15,000 per quarter for their services as a board member. In addition, our directors receive a fee of $2,000 for every meeting attended in person plus reimbursement for all travel related expenses. For 2009, Messrs. Iseman, Ferris, Lefkowitz and Hall elected not to take the $15,000 retainer fee or the $2,000 meeting attendance fee.

Our directors are also eligible for stock option awards at the discretion of our board of directors. However, no option awards were granted to directors in 2009.

			All other
	Fees earned or	Option	compensation
Name	paid in cash ($)	awards ($)	($)(1)	Total ($)

Frederick Iseman	$—	$—	$14,050	$14,050
Robert A. Ferris	—	—	—	—
Steven M. Lefkowitz	—	—	—	—
John D. Roach	70,000	—	13,158	83,158
Michael Haley	70,000	—	4,000	74,000
Edward M. Straw	68,000	—	4,285	72,285
Timothy T. Hall	—	—	—	—

(1)	All other compensation includes payments for other non-board advisory services provided.

Compensation committee interlocks and insider participation

None of our executive officers serves as a member of the board of directors or Compensation Committee of any entity that has one or more executive officers who serve on our board of directors or our Compensation Committee.

Principal and selling stockholders

The table below sets forth, as of July 1, 2010, information with respect to the beneficial ownership of our common stock by:

•	each of our directors and each of the executive officers named in the Summary Compensation Table under “Executive compensation;”

•	each of the selling stockholders;

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

The amounts and percentages of common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares of common stock to be issued and outstanding prior to this offering after giving effect to the Reorganization Transactions.

The amounts and percentages of common stock beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The following table assumes the underwriters’ over-allotment option is not exercised:

					Percent of class
					beneficially
	Shares of common stock		Shares of common stock		owned assuming
	beneficially owned before		beneficially owned after		exercise of
	this offering		this offering		over-allotment
Name and address of beneficial owner(1)	Number	Percentage	Number	Percentage	option

5% Stockholders
Caxton-Iseman (Ply Gem), L.P.(2)(3)(4)		18.7%
Caxton-Iseman (Ply Gem) II, L.P.(2)(3)(4)		67.5%
Directors and Named Executive Officers
Frederick J. Iseman(2)(3)(5)		86.2%
Robert A. Ferris		*
Steven M. Lefkowitz(2)(3)(6)		86.2%
Gary E. Robinette(7)		2.9%
Shawn K. Poe(8)		*
John Wayne(9)		1.1%
Lynn Morstad(10)		1.3%
Keith Pigues(11)		*
John D. Roach(12)		*
Michael Haley(13)		*
Jeffrey Barber		*
Timothy Hall		*
All Directors and Executive Officers as a Group (15 persons)(14)		93.3%

The following table assumes the underwriters’ over-allotment option is exercised in full:

						Percent of class
						beneficially
	Shares of common stock			Shares of common stock		owned assuming
	beneficially owned before this		Number of	beneficially owned after		exercise of
Name and address of	offering		shares being	this offering		over-allotment
beneficial owner(1)	Number	Percentage	offered	Number	Percentage	option

5% Stockholders
Caxton-Iseman (Ply Gem), L.P.(2)(3)(4)		18.7%
Caxton-Iseman (Ply Gem) II, L.P.(2)(3)(4)		67.5%
Directors and Named Executive Officers
Frederick J. Iseman(2)(3)(5)		86.2%
Robert A. Ferris		*
Steven M. Lefkowitz(2)(3)(6)		86.2%
Gary E. Robinette(7)		2.9%
Shawn K. Poe(8)		*
John Wayne(9)		1.1%
Lynn Morstad(10)		1.3%
Keith Pigues(11)		*
John D. Roach(12)		*
Michael Haley(13)		*
Jeffrey Barber		*
Timothy Hall		*
All Directors and Executive Officers as a Group (15 persons)(14)		93.3%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each person listed in this table is c/o Ply Gem Holdings, Inc., 5020 Weston Parkway, Suite 400, Cary, North Carolina, 27513.

(2)	Under the terms of the amended and restated stockholders agreement to be entered into prior to the consummation of this offering, each of our stockholders prior to this offering (including certain of the directors and executive officers named in the above tables) will agree to vote their shares of common stock as directed by the CI Partnerships. As a result, the CI Partnerships and Messrs. Iseman and Lefkowitz may be deemed to beneficially own % of our common stock after the consummation of this offering ( % if the underwriters exercise their over-allotment option in full). The CI Partnerships and Messrs. Iseman and Lefkowitz disclaim beneficial ownership of any shares of common stock held by the other parties to the stockholders agreement. See “Certain relationships and related party transactions—Stockholders agreement.”

(3)	Address is c/o CI Capital Partners LLC, 500 Park Avenue, New York, New York 10022.

(4)	Rajaconda Holdings, Inc. is the general partner of each of the CI Partnerships and is deemed to beneficially own the shares held by the CI Partnerships.

(5)	By virtue of his indirect control of the CI Partnerships, Mr. Iseman shares voting and investment power over the shares of our common stock held by the CI Partnerships and is deemed to beneficially own the shares of common stock held by those entities. Mr. Iseman disclaims beneficial ownership of the shares beneficially owned by the CI Partnerships except to the extent of his pecuniary interest therein.

(6)	By virtue of being a director of Rajaconda Holdings, Inc., Mr. Lefkowitz shares voting and investment power over the shares of our common stock held by the CI Partnerships and is deemed to beneficially own the shares of common stock held by the CI Partnerships. Mr. Lefkowitz disclaims beneficial ownership of the shares beneficially owned by the CI Partnerships except to the extent of his pecuniary interest therein.

(7)	Includes options to purchase shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(8)	Includes options to purchase shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(9)	Includes options to purchase shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(10)	Includes options to purchase shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(11)	Includes options to purchase shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(12)	Includes options to purchase shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(13)	Includes options to purchase shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

(14)	Includes options to purchase shares of common stock that are vested and exercisable or will become vested and exercisable within 60 days.

Relationship with selling stockholders

If the underwriters exercise their over-allotment option, all of the shares sold pursuant to the over-allotment option will be sold by the selling stockholders. The selling stockholders include the CI Partnerships and certain of our directors and executive officers named above. For additional information with respect to the CI Partnerships, the selling stockholders and their respective relationships with us please see “Certain relationships and related party transactions.”

Certain relationships and related party transactions

Reorganization transactions

Currently, Ply Gem Prime owns 100% of our capital stock. As of April 3, 2010, Ply Gem Prime had three classes of preferred stock, three classes of common stock and approximately $68.4 million aggregate principal amount of its 10% Senior Subordinated Notes due 2015 (the “Prime Notes”) outstanding. The Prime Notes are held by the CI Partnerships and all of the preferred stock and common stock of Ply Gem Prime is held by the CI Partnerships and certain current and former directors and members of our management team or their related parties. Prior to the closing of this offering, the CI Partnerships will exchange the Prime Notes held by them for a new class of senior preferred stock of Ply Gem Prime (the “New Preferred Stock”) with a liquidation preference equal to the principal amount of and accrued interest on the Prime Notes.

Immediately prior to the closing of this offering, Ply Gem Prime will merge with and into Ply Gem Holdings, with Ply Gem Holdings being the surviving entity. In the reorganization merger, we will issue a total of           shares of our common stock, representing     % of our outstanding common stock after giving effect to this offering. In the reorganization merger, all of the preferred stock (including New Preferred Stock) of Ply Gem Prime will be converted into a number of shares of our common stock based on the initial public offering price of our common stock and the liquidation value of and the maximum dividend amount in respect of the preferred stock. The holders of common stock of Ply Gem Prime will receive an aggregate number of shares of our common stock equal to the difference between           and the number of shares of our common stock issued to the holders of preferred stock of Ply Gem Prime. The initial public offering price of our common stock will be determined by a negotiation between us and the representatives of the underwriters, as further described in “Underwriting.”

Based on an assumed public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), in the reorganization merger, holders of preferred stock of Ply Gem Prime (including the New Preferred Stock) will receive an aggregate of           shares of our common stock and holders of common stock of Ply Gem Prime will receive an aggregate of           shares of our common stock. In addition, in connection with the Reorganization Transactions, options to purchase shares of common stock of Ply Gem Prime will be converted into options to purchase shares of our common stock with adjustments to the number of shares and per share exercise prices to reflect the reorganization merger.

The table below sets forth the consideration to be received by our directors, executive officers and our principal stockholders in connection with the Reorganization Transactions, based on an assumed public offering price of $     per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus):

Common stock to be issued in
Name	reorganization transactions

Caxton-Iseman (Ply Gem), L.P.
Caxton-Iseman (Ply Gem) II, L.P.
Frederick J. Iseman
Gary E. Robinette
Shawn K. Poe
John Wayne
Lynn Morstad
Keith Pigues
Timothy D. Johnson
David N. Schmoll
Bryan K. Sveinson
Robert A. Ferris
Steven M. Lefkowitz
John D. Roach
Michael Haley
Timothy T. Hall
Jeffrey T. Barber

Stockholders agreement

Ply Gem Prime is currently party to an amended and restated stockholders agreement (the “Existing Stockholders Agreement”) with the CI Partnerships and certain of our current and former members of management and their related parties, including Messrs. Morstad, Pigues, Poe, Robinette, Schmoll, Sveinson and Wayne (collectively with the CI Partnerships, the “Pre-IPO Stockholders”). The Existing Stockholders Agreement contains provisions related to the composition of Ply Gem Prime’s board of directors, voting agreements, rights of first refusal, tag along rights, drag along rights, put and call rights, pre-emptive rights and customary confidentiality agreements and non-compete and non-solicit covenants with respect to certain current and former members of our management team.

In connection with this offering, the parties will amend and restate the Existing Stockholders Agreement (the “Stockholders Agreement”) and Ply Gem Holdings will become a party to the agreement. As described below, the Stockholders Agreement will contain provisions related to stockholder voting, the composition of our board of directors and the committees of our board, our corporate governance, restrictions on the transfer of shares of our capital stock and certain other provisions.

Voting agreements

Under the Stockholders Agreement, each of the Pre-IPO Stockholders has agreed to vote all shares of our voting stock held by it as directed by the CI Partnerships (or if such partnerships are dissolved, their general partner) in any voting matter before our stockholders including, without limitation, elections of directors, amendments to our certificate of incorporation, approvals of mergers and other transactions or stockholder proposals, whether in an annual stockholder meeting, special stockholder meeting or an action by written consent.

Board of directors and committees

Under the Stockholders Agreement, the CI Partnerships (or if such partnerships are dissolved, their general partner) will be entitled to nominate such number of directors to our board of directors (rounded up to the nearest whole number) equal to the percentage of our common stock beneficially owned by the Pre-IPO Stockholders (assuming the exercise or conversion of all outstanding options (whether vested or unvested) and convertible or exchangeable securities held by the Pre-IPO Stockholders).

Our board of directors will initially consist of eight directors and the CI Partnerships will initially have the right to nominate           directors on our board. It is expected that the CI Partnerships initial board nominees will be Messrs.           .

The Stockholders Agreement will also provide that the CI Partnerships (or if such partnerships are dissolved, their general partner) will be entitled to nominate such number of directors to our standing committees of the board of directors (other than the Audit Committee) (rounded up to the nearest whole number) equal to the percentage of our common stock beneficially owned by the Pre-IPO Stockholders (assuming the exercise or conversion of all outstanding options (whether vested or unvested) and convertible or exchangeable securities held by the Pre-IPO Stockholders).

Our Compensation Committee will initially consist of four directors and the CI Partnerships will initially have the right to designate three members of our Compensation Committee. It is expected that the initial Compensation Committee members designated by the CI Partnerships will be Messrs. Ferris, Hall and Lefkowitz.

Our Nominating and Governance Committee will initially consist of three directors and the CI Partnerships will initially have the right to designate two members of our Nominating and Governance Committee. It is expected that the initial Nominating and Governance Committee members designated by the CI Partnerships will be Messrs. Hall and Lefkowitz.

In the event that a vacancy is created on our board of directors or any committee thereof for any reason, the CI Partnerships (or if such partnerships are dissolved, their general partner) will have the right to designate a director or committee member to fill such vacancy to the extent the CI Partnerships (or if such partnerships are dissolved, their general partner) had the right to designate or nominate the director or committee member who created the vacancy. The right of the CI Partnerships to nominate any Board member or committee member will be subject to compliance with applicable federal or state securities laws and the rules of the NYSE (or any securities exchange on which any of our equity securities may then be listed or admitted for trading) and, with respect to the Compensation Committee, subject to compliance with Section 162(m) of the Code to the extent that our board of directors elects to satisfy Section 162(m)’s outside directors requirements.

General restrictions on transfer

Subject to certain limited exceptions, no Pre-IPO Stockholder may transfer its shares of common stock (or stock options or other securities exercisable or convertible or exchangeable for shares of our common stock), unless the transferee agrees to become a party to the Stockholders Agreement.

Management restrictions on transfer

Under the Stockholders Agreement, each member of our senior management and any related entities, including Messrs. Morstad, Pigues, Poe, Robinette, Schmoll, Sveinson and Wayne (collectively, the “Management Stockholders”), will agree to restrict their ability to transfer (i) our common stock issued to him or it in the Reorganization Transactions (the “Initial Common Stock”) and (ii) options to purchase our common stock whether issued prior to or in connection with this offering (whether vested or unvested) (the “Initial Option Securities”). Subject to certain exceptions, such as transfers to permitted transferees, each Management Stockholder may only transfer his or its Initial Common Stock and Initial Option Securities as follows:

•	Prior to the first anniversary of this offering, up to 15% of the Initial Common Stock and 15% of the Initial Option Securities (including any sales in connection with this offering);

•	On and after the first anniversary of this offering and prior to the second anniversary of this offering, up to an additional 25% of the Initial Common Stock and 25% of the Initial Option Securities;

•	On and after the second anniversary of this offering and prior to the third anniversary of this offering, up to an additional 25% of the Initial Common Stock and 25% of the Initial Option Securities; and

•	On and after the third anniversary of this offering, up to 100% of the Initial Common Stock and up to 100% of the Initial Option Securities.

Notwithstanding the foregoing limitations, at any time after this offering, if the CI Partnerships (or if such partnerships are dissolved, their general partner) sell any of our common stock held by them in an underwritten public offering, then each Management Stockholder may sell its Initial Common Stock and Initial Option Securities in such public offering on a pro rata basis with the CI Partnerships (or if such partnerships are dissolved, their general partner). These restrictions on transfer will terminate upon a change of control of our Company. In addition, the restrictions on transfer will terminate with respect to any Management Stockholder whose employment is terminated by the Company, who resigns for good reason or who retires. These restrictions on transfer may be amended or waived by our board of directors in its sole discretion.

Other provisions

The Stockholders Agreement will contain customary confidentiality agreements from the Management Stockholders and covenants from the Management Stockholders not to compete with us or solicit employees from us for a period of one year following termination of employment with us (whether such termination was voluntary or involuntary or with or without cause or good reason).

The Stockholders Agreement will require us to deliver to the CI Partnerships (or if such partnerships are dissolved, their general partner) a copy of our unaudited monthly management report (including our unaudited consolidated balance sheet and income statement) as soon as it is available after the end of each monthly accounting period, a copy of our annual strategic plan and budget as soon as practicable following board approval and such other information and data with respect to us as the CI Partnerships may reasonably request, subject to customary confidentiality provisions. In addition, we will be required to give the CI Partnerships, their manager and their general partner and outside accountants, auditors, legal counsel and other authorized representatives or agents of such persons reasonable access to our books and records and all documents and information related to our properties, assets and business as they may reasonably request, including access to our properties and employees.

Under the Stockholders Agreement, we will also agree that until the CI Partnerships and certain related parties cease to beneficially own, in the aggregate, at least 15% of our outstanding common stock (assuming the exercise or conversion of all outstanding options (whether vested or unvested) and convertible or exchangeable securities held by the CI Partnerships and certain related parties) we will elect not to be governed by section 203 of the Delaware General Corporation Law. We will also agree that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of the CI Partnerships or certain related parties or any directors of the Company who are employees of the CI Partnerships or their affiliates. See “Risk factors — Risks related to this offering and our common stock — Our directors who have relationships with the CI Partnerships may have conflicts of interest with respect to matters involving our Company.”

Under the Stockholders Agreement, we will agree to indemnify the CI Partnerships from any losses arising directly or indirectly out of the CI Partnerships actual, alleged or deemed control or ability to influence control of us or the actual or alleged act or omission of any director nominated by the CI Partnerships, including any act or omission in connection with this offering.

Under the Stockholders Agreement, we have agreed to reimburse the CI Partnerships (or if such partnerships are dissolved, their general partner) for all reasonable out-of-pocket fees and expenses incurred in connection with the transactions contemplated by the Stockholders Agreement and the ongoing monitoring of their investments in our Company.

Termination

The Stockholders Agreement will terminate upon the earliest to occur of (i) an agreement among us, the CI Partnerships (or if such partnerships are dissolved, their general partner) and the other stockholders holding a majority of the voting stock held by the Pre-IPO Stockholders (other than the CI Partnerships and certain related parties) to terminate the Stockholders Agreement or (ii) as to any Pre-IPO Stockholder (with respect to any provisions other than the confidentiality, non-compete and non-solicitation provisions applicable to the Management Stockholders), if such Pre-IPO Stockholder no longer owns any shares of our common stock (or stock options or other securities exercisable or convertible or exchangeable for shares of our common stock) other than by reason of a transfer in violation of the Stockholders Agreement.

In addition, the voting agreement and the provisions relating to the right to nominate or designate directors and committee members will terminate at such time as the Pre-IPO Stockholders cease to beneficially own at least 15% of our common stock outstanding immediately prior to the consummation of this offering (after giving effect to the Reorganization Transactions) (assuming the exercise or conversion of all outstanding options

(whether vested or unvested) and convertible or exchangeable securities held by the Pre-IPO Stockholders).

Registration rights agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with the Pre-IPO Stockholders. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the CI Partnerships (or if such partnerships are dissolved, their general partner) may require that we register for public resale under the Securities Act all shares of common stock that they request be registered at any time following this offering so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of at least $20.0 million. We will not be obligated to effectuate more than five demand registrations under this agreement. If we become eligible to register the sale of our securities on Form S-3 under the Securities Act, the CI Partnerships (or if such partnerships are dissolved, their general partner) have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. The other Pre-IPO Stockholders are entitled to piggyback registration rights with respect to any registration request made by the CI Partnerships (or if such partnerships are dissolved, their general partner). If the registration requested by the CI Partnerships (or if such partnerships are dissolved, their general partner) is in the form of a firm underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would have a material adverse effect on the distribution or sales price of the shares of common stock in the offering, the number of shares included in the offering will be determined as follows:

•	first, shares offered by the Pre-IPO Stockholders who request to include their shares in the registration (pro rata, based on the number of registrable securities owned by such Pre-IPO Stockholders);

•	second, shares offered by any other stockholders (pro rata, based on the number of registrable securities owned by such stockholder) except to the extent any such holders have agreed under existing agreements to grant priority with regard to participation in such offering to any other holders of our securities; and

•	third, shares offered by us for our own account.

In addition, the Pre-IPO Stockholders have been granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would have a material adverse effect on the distribution or sales price of the shares of common stock in the offering, the number of shares included in the offering will be determined as follows:

•	first, shares offered by us for own account if we have initiated such registration or by any stockholders exercising demand rights with respect to such registration (pro rata, based on the number of registrable securities owned by the requesting stockholders);

•	second, shares offered by any of our other stockholders (including the Pre-IPO Stockholders) (pro rata, based on the number of registrable securities owned by such stockholder); and

•	third, shares offered by us for our own account if any stockholder initiated such registration by exercising demand rights.

In connection with the registrations described above, we will indemnify any selling stockholders and we will bear all fees, costs and expenses (except underwriting discounts and selling commissions).

General advisory agreement

Upon completion of the Ply Gem acquisition, Ply Gem Industries entered into an advisory agreement with an affiliate of CI Capital Partners LLC (the “CI Party”), which we refer to as the “General Advisory Agreement.”

Under the General Advisory Agreement, the CI Party provides us with acquisition and financial advisory services as the board of directors shall reasonably request. In consideration of these services, Ply Gem Industries agreed to pay the CI Party (1) an annual fee equal to 2% of our EBITDA, as defined in such agreement, (2) a transaction fee, payable upon the completion by us of any acquisition, of 2% of the sale price, (3) a transaction fee, payable upon the completion by us of any divestitures, of 1% of the sale price, and (4) a transaction fee, payable upon the completion of the sale of our company, of 1% of the sale price. EBITDA in the General Advisory Agreement is based on our net income (loss) plus extraordinary losses and/or any net capital losses realized, provision for income taxes, interest expense (including amortization or write-off of debt discount and debt issuance costs and commissions and other items), depreciation and amortization, dividends paid or accrued on preferred stock, certain management fees paid to the CI Party, charges related to certain phantom units and a number of other items. The annual fee payable in any year may not exceed the amounts permitted under certain debt instruments, and the CI Party is obligated to return any portion of the annual fee that has been prepaid if an event of default has occurred and is continuing under either the ABL Facility or the indentures governing the Senior Secured Notes and the 13.125% Senior Subordinated Notes.

The initial term of the General Advisory Agreement is 10 years, and is automatically renewable for consecutive one-year extensions, unless Ply Gem Industries or the CI Party provide notice of termination. In addition, the General Advisory Agreement may be terminated by the CI Party at any time, upon the occurrence of specified change of control transactions or upon an initial public offering of our shares or shares of any of our parent companies. If the General Advisory Agreement is terminated for any reason prior to the end of the initial term, Ply Gem Industries will pay to the CI Party an amount equal to the present value of the annual advisory fees that would have been payable through the end of the initial term, based on our cost of funds to borrow amounts under our senior credit facilities.

In connection with the Pacific Windows acquisition in October 2007, we paid the CI Party a transaction fee equal to 2% of the purchase price of Pacific Windows ($0.7 million). In connection with the Ply Gem Stone acquisition in October 2008, we paid the CI Party a transaction fee equal to 2% of the purchase price of Ply Gem Stone ($0.1 million).

Under the General Advisory Agreement, the Company expensed a management fee of approximately $0.2 million for the quarter ended April 3, 2010, approximately $2.5 million for the year ended December 31, 2009, approximately $1.7 million for the year ended December 31, 2008 and approximately $3.5 million for the year ended December 31, 2007.

The General Advisory Agreement will be terminated upon the consummation of this offering. Upon the consummation of this offering and the termination of the General Advisory Agreement, a termination fee equal to $      million will be paid to the CI Party.

Tax sharing agreement

Prior to January 11, 2010, Ply Gem Prime was the common parent of an affiliated group of corporations that included Ply Gem Investment Holdings, Ply Gem Holdings, Ply Gem Industries and their subsidiaries. Ply Gem Prime elected to file consolidated federal income tax returns on behalf of the group. Accordingly, on February 24, 2006, Ply Gem Prime, Ply Gem Investment Holdings, Ply Gem Industries and Ply Gem Holdings entered into an Amended and Restated Tax Sharing Agreement, under which Ply Gem Investment Holdings, Ply Gem Industries and Ply Gem Holdings agreed to make payments to Ply Gem Prime. These payments will not be in excess of the tax liabilities of Ply Gem Investment Holdings, Ply Gem Industries, Ply Gem Holdings and their respective subsidiaries, if these tax liabilities had been computed on a stand-alone basis. On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime being the surviving corporation, and in connection with the Reorganization Transactions Ply Gem Prime will merge with and into Ply Gem Holdings with Ply Gem Holdings being the surviving corporation. As a result, we will enter into a Second Amended and Restated Tax Sharing Agreement in connection with the Reorganization Transactions so that the tax sharing agreement is between Ply Gem Holdings and Ply Gem Industries.

Tax receivable agreement

In order to induce the stockholders of Ply Gem Prime to consent to the initial public offering and the related transactions, we intend to enter into a tax receivable agreement with the Tax Receivable Entity (an entity controlled by our current stockholders). We are entering into the tax receivable agreement because certain favorable tax attributes related to the period prior to this offering will be available to us. Specifically, we have substantial deferred tax assets related to NOLs for United States federal and state income tax purposes, which are available to offset future taxable income. The CI Partnerships and our other current stockholders believe that the value of these tax attributes should be considered in determining the value of our shares being sold in this offering. Since it might be difficult to determine the present value of these attributes with certainty, the tax receivable agreement will generally provide for the payment by us to the Tax Receivable Entity of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize in periods after this offering as a result of (i) NOL carryovers from periods (or portions thereof) ending before January 1, 2010, (ii) deductible expenses attributable to the transactions related to this offering and (iii) deductions related to imputed interest deemed to be paid by us as a result of this tax receivable agreement. We will retain the benefit of the remaining 15% of these tax savings.

The amount and timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable, our use of NOL carryovers and the portion of our payments under the tax receivable agreement constituting imputed interest.

The payments we will be required to make under the tax receivable agreement could be substantial. We expect that, as a result of the amount of the NOL carryovers from prior periods (or portions thereof) and the deductible expenses attributable to the transactions related to this offering, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments

under the tax receivable agreement, in respect of the federal and state NOL carryovers, will be approximately $      million in the aggregate and will be paid within the next five years. It is possible that future transactions or events could increase or decrease the actual tax benefits realized from these tax attributes and the corresponding tax receivable agreement payments.

In addition, although we are not aware of any issue that would cause the IRS to challenge the benefits arising under the tax receivable agreement, the Tax Receivable Entity will not reimburse us for any payments previously made if such benefits are subsequently disallowed, except that excess payments made to the Tax Receivable Entity will be netted against payments otherwise to be made, if any, after our determination of such excess. As a result, in such circumstances, we could make payments under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could adversely affect our liquidity.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of our subsidiaries to make distributions to us. The ABL Facility and the indentures governing our Senior Secured Notes and our 13.125% Senior Subordinated Notes restrict the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could adversely affect our results of operations and could also affect our liquidity in periods in which such payments are made.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales, or other forms of business combinations or certain other changes of control, our or our successor’s obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the NOL carryovers covered by the tax receivable agreement. As a result, upon a change of control, we could be required to make payments under the tax receivable agreement that are greater than or less than the specified percentage of our actual cash tax savings.

Equity investments

On May 23, 2008, in connection with an amendment to our prior credit facilities and as a condition to such amendment, affiliates of CI Capital Partners made (i) an $18 million cash investment in Ply Gem Prime and received 14,518 shares of Ply Gem Prime’s common stock and 210,482 shares of Ply Gem Prime’s Class A common stock and (ii) a $12 million cash investment in Ply Gem Investment Holdings, and received 12,000 shares of senior preferred stock. Ply Gem Prime and Ply Gem Investment Holdings then made an aggregate of $30 million in capital contributions to Ply Gem Holdings, which in turn contributed such amount to the capital of Ply Gem Industries.

In connection with the MWM Holding acquisition, Ply Gem Investment Holdings received an equity investment of approximately $0.5 million from the GeMROI Company, an outside sales agency that represents, among other products and companies, MW windows for which we pay GeMROI a sales commission for their services. During 2007, we paid GeMROI approximately $1.8 million in sales commission for their services. No fees were paid to GeMROI in 2008 or 2009.

Senior subordinated notes

In 2009, affiliates of the CI Partnerships purchased approximately $281.4 million aggregate principal amount of the 9% Senior Subordinated Notes. Approximately $218.8 million aggregate principal amount of such 9% Senior Subordinated Notes held by such affiliates were transferred to our indirect stockholders and ultimately to Ply Gem Prime. Such notes were then transferred to Ply Gem Holdings and then to Ply Gem Industries as a capital contribution and cancelled on February 12, 2010. In exchange for their contribution of the 9% Senior Subordinated Notes, the CI Partnerships received equity of Ply Gem Prime valued at approximately $114.9 million consisting of 719,362 shares of common stock and 57,380 shares of Series E Senior Preferred Stock. No consideration was received by any other indirect stockholder of Ply Gem Prime in connection with the transfer of the 9% Senior Subordinated Notes. On February 16, 2010, Ply Gem Industries redeemed the remaining $141.2 million aggregate principal amount of outstanding 9% Senior Subordinated Notes (including approximately $62.5 million aggregate principal amount of the 9% Senior Subordinated Notes held by affiliates of the CI Partnerships). During the year ended December 31, 2009 and the quarter ended April 3, 2010, the Company paid these affiliates approximately $15.5 million and $9.8 million of interest, respectively, for the 9% Senior Subordinated Notes owned by these related parties. In connection with the 9% Senior Subordinated Notes transaction, Ply Gem Prime paid affiliates of CI Capital Partners approximately $1.6 million for advisory services.

Other transactions

On March 1, 2010, Ply Gem Prime received equity contributions of approximately $1.2 million from certain members of management, including Messrs. Morstad, Poe and Schmoll. In exchange for their equity contribution, Mr. Morstad received 1,565 shares of Ply Gem Prime common stock and 124.8 shares of Ply Gem Prime Series E Senior Preferred Stock, Mr. Poe received 2,191 shares of Ply Gem Prime common stock and 174.720 shares of Ply Gem Prime Series E Senior Preferred Stock and Mr. Schmoll received 626 shares of Ply Gem Prime common stock and 49.920 shares of Ply Gem Prime Series E Senior Preferred Stock.

On May 27, 2010, Ply Gem Prime entered into a subscription agreement with certain members of our board of directors and certain other affiliates of CI Capital Partners for the issuance of an aggregate of 10,775.15 shares of Senior Preferred Stock of Ply Gem Prime for aggregate proceeds of $1,077,515. Pursuant to this subscription agreement, Ply Gem Prime issued 6,761.71 shares of Senior Preferred Stock to an entity controlled by Frederick Iseman, 1,266.86 shares of Senior Preferred Stock to an entity controlled by Steven Lefkowitz, 240.65 shares of Senior Preferred Stock to Timothy Hall, 1,789.75 shares of Senior Preferred Stock to an entity controlled by Robert Ferris and 716.18 shares to other affiliates of CI Capital Partners. Also on May 27, 2010, Ply Gem Prime entered into an agreement to repurchase from Gary E. Robinette, our President and Chief Executive Officer, 7,434 shares of Senior Preferred Stock of Ply Gem Prime for $1,077,515. Mr. Robinette’s Senior Preferred Stock was repurchased upon the closing of the Senior Preferred Stock issuance referred to above, and upon such repurchase his shares of Senior Preferred Stock were cancelled.

Indemnification arrangements

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our charter documents. We believe that these provisions and agreements are necessary to attract qualified officers and directors. Our amended and restated bylaws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We will purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Related party transactions policies and procedures

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval and ratification of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for the implementation and compliance with this policy.

For the purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship which has been reviewed and approved by our board of directors or Compensation Committee.

Our policy will require that notice of a proposed related person transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may only approve those related person transactions that are in, or not inconsistent with, our best interests. In the event we become aware of a related person transaction that has not been previously reviewed, approved or ratified under our policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

Our policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will also make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Description of capital stock

Capital stock

In connection with this offering, we expect to amend our certificate of incorporation so that our authorized capital stock will consist of           shares of common stock, par value $0.01 per share, and           shares of preferred stock, par value $0.01 per share. After the consummation of this offering and after giving effect to the Reorganization Transactions, we expect to have          shares of common stock and no shares of preferred stock outstanding. Summarized below are material provisions of our certificate of incorporation and bylaws as they will be in effect upon the completion of this offering, as well as relevant sections of the Delaware General Corporation Law (the “DGCL”). The following summary is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the applicable provisions of the DGCL.

Common stock

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Holders of the common stock do not have any preemptive rights or cumulative voting rights, which means that the holders of a majority of the outstanding common stock voting for the election of directors can elect all directors then being elected. The holders of our common stock are entitled to receive dividends when, as, and if declared by our board out of legally available funds. Upon our liquidation or dissolution, the holders of common stock will be entitled to share ratably in those of our assets that are legally available for distribution to stockholders after payment of liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred stock

After the consummation of this offering, we will be authorized to issue up to          shares of preferred stock. Our board of directors will be authorized, subject to limitations prescribed by Delaware law and our certificate of incorporation, to determine the terms and conditions of the preferred stock, including whether the shares of preferred stock will be issued in one or more series, the number of shares to be included in each series and the powers, designations, preferences and rights of the shares. Our board of directors will also be authorized to designate any qualifications, limitations or restrictions on the shares without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our Company and may adversely affect the voting and other rights of the holders of our common stock, which could have an adverse impact on the market price of our common stock. We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Corporate opportunity

Our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to the Company, to any of the CI Partnerships or certain related parties or any directors of the Company who are employees of the CI Partnerships or their affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. See “Risk factors—Risks related to this offering and our common stock—We are controlled by the CI Partnerships whose interest in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.”

Certain certificate of incorporation, by-law and statutory provisions

The provisions of our amended and restated certificate of incorporation and by-laws and of the DGCL summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares.

Directors’ liability; Indemnification of directors and officers

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursements for expenses incurred arising under the Securities Act.

Our amended and restated certificate of incorporation will provide that a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except:

•	for any breach of the duty of loyalty;

•	for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

•	for liability under Section 174 of the DGCL (relating to unlawful dividends, stock repurchases or stock redemptions); or

•	for any transaction from which the director derived any improper personal benefit.

The effect of this provision is to eliminate our rights, and our stockholders’ rights, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate our rights or those of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under federal securities laws. In addition, our amended and restated certificate of incorporation will provide that we indemnify each director and the officers, employees and agents determined by our board of directors to the fullest extent provided by the laws of the State of Delaware. Our amended and restated certificate of incorporation will also require us to advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

Any amendment to or repeal of these provisions will not adversely affect any right or protection of our directors in respect of any act or failure to act that occurred prior to any amendment to or repeal of such provisions or the adoption of an inconsistent provision. If the DGCL is amended to provide further limitation on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL. In addition, prior to the completion of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We also intend to maintain director and officer liability insurance, if available on reasonable terms.

Special meetings of stockholders

Our amended and restated certificate of incorporation will provide that special meetings of stockholders may be called only by the chairman or by a majority of the members of our board. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board request the calling of a special meeting of stockholders. These provisions, taken together, will prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of the board, except at an annual meeting.

Stockholder action; Advance notice requirements for stockholder proposals and director nominations

Our amended and restated certificate of incorporation will provide that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings, unless the action to be effected by written consent and the taking of such action by written consent have expressly been approved in advance by the board. In addition, our by-laws will establish advance notice procedures for:

•	stockholders to nominate candidates for election as a director; and
•	stockholders to propose topics for consideration at stockholders’ meetings.

Stockholders must notify our corporate secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in our by-laws including, but not limited to, information with respect to the beneficial ownership of our common stock or derivative securities that have a value associated with our common stock held by the proposing stockholder and its associates and any voting or similar agreement the proposing stockholder has entered into with respect to our common stock. To be timely, the notice must be received at our corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following this offering, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting or the 10th day following the day on which we notify stockholders of the date of the annual meeting, either by mail or other public disclosure. In the case of a special meeting of stockholders called to elect directors, the stockholder notice must be received not earlier than 120 days prior to the special meeting and not later than the later of the 90th day prior to the special meeting or 10th day following the day on which we notify stockholders of the date of the special meeting, either by mail or other public disclosure. Notwithstanding the above, in the event that the number of directors to be elected to the board at an annual meeting is increased and we do not make any public announcement naming the nominees for the additional directorships at least 100 days before the first anniversary of the preceding year’s annual meeting, a stockholder notice of nomination shall also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting or from nominating candidates for director at an annual or special meeting.

Election and removal of directors

In connection with this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Our stockholders may only remove directors for cause and with the vote of at least 66 2/3% of the total voting power of our issued and outstanding capital stock entitled to vote in the election of directors. Our board of directors may elect a director to fill a vacancy, including vacancies created by the expansion of the board of directors. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of our directors.

Our amended and restated certificate of incorporation and by-laws will not provide for cumulative voting in the election of directors.

Amendment of the certificate of incorporation and by-laws

Our amended and restated certificate of incorporation will provide that the affirmative vote of the holders of at least 66 2/3% of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors is required to amend the following provisions of our certificate of incorporation:

•	the provisions relating to creating a board of directors that is divided into three classes with staggered terms;

•	the provisions relating to the number and election of directors, the appointment of directors upon an increase in the number of directors or vacancy and the provisions permitting the removal of directors only for cause and with a 66 2/3% stockholder vote;

•	the provisions requiring a 66 2/3% stockholder vote for the adoption, amendment or repeal of our by-laws;

•	the provisions barring stockholders from calling a special meeting of stockholders or requiring one to be called;

•	the elimination of the right of our stockholders to act by written consent;

•	the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval; and

•	the amendment provisions of the certificate of incorporation.

In addition, the board of directors will be permitted to alter our by-laws without obtaining stockholder approval.

Anti-takeover provisions of Delaware law

In general, section 203 of the Delaware General Corporation Law prevents an interested stockholder, which is defined generally as a person owning 15% or more of the corporation’s outstanding voting stock, of a Delaware corporation from engaging in a business combination (as defined therein) for three years following the date that person became an interested stockholder unless various conditions are satisfied. Under our amended and restated certificate of incorporation, we will opt out of the provisions of section 203.

Transfer agent and registrar

The transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company.

New York Stock Exchange listing

We intend to apply to list our common stock on the NYSE under the symbol “PGEM.”

Shares available for future sale

Prior to this offering, there has been no public market for our common stock. We cannot make any prediction as to the effect, if any, that sales of common stock or the availability of common stock for sale will have on the market price of our common stock. The market price of our common stock could decline because of the sale of a large number of shares of our common stock or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of common stock. See “Risk factors—Risks related to this offering and our common stock—Future sales of shares of our common stock in the public market could cause our stock price to fall significantly even if our business is profitable.”

Sale of restricted shares

Upon the consummation of this offering, we will have           shares of common stock outstanding, excluding           shares of common stock underlying outstanding options. Of these shares, the           shares sold in this offering (or          shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further restriction under the Securities Act, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. After this offering, approximately           of our outstanding shares of common stock will be deemed “restricted securities,” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. Immediately following the consummation of this offering, the holders of approximately           shares of common stock will be entitled to dispose of their shares pursuant to the holding period, volume and other restrictions of Rule 144 under the Securities Act, and the holders of approximately           shares of common stock, representing approximately     % of our outstanding common stock, will be entitled to dispose of their shares following the expiration of an initial 180-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. The underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year holding period requirement.

Options/equity awards

We intend to file a registration statement under the Securities Act to register          shares of common stock reserved for issuance under our Equity Plans. Immediately prior to effectiveness of the registration statement of which this prospectus is a part, after giving effect to the Reorganization Transactions, there were           options outstanding under our Equity Plans to purchase a total of           shares of our common stock, of which options to purchase           shares were exercisable immediately. Shares issued upon the exercise of stock options after the effective date of the registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up agreements

Other than in connection with the sale of shares in this offering, the CI Partnerships, our executive officers and our directors have agreed that, for a period of 180 days after the date of this prospectus, subject to certain extensions and with specified exceptions, they will not, without the prior written consent of the representatives, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock.

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold           shares of our common stock, representing approximately     % of our then outstanding shares of common stock, or approximately     % if the underwriters exercise their option to purchase additional shares in full.

We have agreed not to issue, sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of this prospectus (subject to certain extensions). We may, however, grant options to purchase shares of common stock, issue shares of common stock upon the exercise of outstanding options under our Equity Plans, issue shares of common stock in connection with an acquisition or business combination and in certain other circumstances.

The 180-day restricted period described in the preceding paragraphs will be automatically extended if (i) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

Registration rights

In connection with this offering, we will enter into a registration rights agreement to grant registration rights to the CI Partnerships and the other Pre-IPO Stockholders. Subject to the limitations described under “Certain relationships and related party transactions—Registration rights agreement,” the CI Partnerships (or if such partnerships are dissolved, their general partner) may require that we register for public resale under the Securities Act all shares of common stock that they request be registered at any time following this offering and the other Pre-IPO Stockholders are entitled to piggyback registration rights with respect to any registration request made by the CI Partnerships (or if such partnerships are dissolved, their general partner). After giving effect to the Reorganization Transactions and this offering and subject to the terms of their lock-up agreements with the underwriters, the CI Partnerships and the other Pre-IPO Stockholders may require that           shares of our common stock be registered for resale pursuant to the registration rights agreement. For more information, see “Certain relationships and related party transactions—Registration rights agreement.”

U.S. federal income tax consequences for non-U.S. holders

The following is a discussion of the material U.S. federal income tax consequences to a Non-U.S. Holder, as defined below, of the acquisition, ownership and disposition of shares of our common stock purchased pursuant to this offering. This discussion is based on the Code, Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements or practices and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions discussed herein or that a U.S. court will not sustain such a challenge.

The following discussion does not purport to be a full description of all U.S. federal income tax considerations that may be relevant to any Holder, as defined below, in light of such Holder’s particular circumstances and addresses only Holders who hold common stock as capital assets within the meaning of Section 1221 of the Code. This discussion does not address any (i) U.S. federal alternative minimum tax, (ii) U.S. federal estate, gift, or other non-income tax (except as set forth below) or (iii) any state, local, or non-U.S. tax consequences of the acquisition, ownership or disposition of our common stock. In addition, this discussion does not address the U.S. federal income and estate tax consequences to beneficial owners of our common stock subject to special rules, including, among others, beneficial owners that (i) are banks, financial institutions, or insurance companies, (ii) are regulated investment companies or real estate investment trusts, (iii) are brokers, dealers, or traders in securities or currencies, (iv) are tax-exempt organizations, (v) are persons subject to the alternative minimum tax, (vi) are U.S. expatriates, (vii) purchase or hold our common stock as part of hedges, straddles, constructive sales, conversion transactions or other integrated investments, (viii) acquire our common stock as compensation for services or through the exercise or cancellation of employee stock options or warrants or (ix) have a functional currency other than the U.S. dollar.

As used herein, a “Holder” means a beneficial owner of our common stock. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes (a “Partnership”) or an owner or partner in a Partnership is a beneficial owner, the U.S. federal income tax consequences generally will depend on the activities of such Partnership and the status of such owner or partner. A beneficial owner that is a Partnership or an owner or partner in a Partnership should consult its own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

A “U.S. Holder” means a Holder that is (i) an individual citizen or resident alien of the United States, (ii) a corporation or other entity taxable as a corporation for U.S. federal tax purposes created or organized in the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. As used herein, a “Non-U.S. Holder” means a Holder that is not a U.S. Holder.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY AND IT IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED

TO BE, LEGAL OR TAX ADVICE TO ANY HOLDER OR PROSPECTIVE HOLDER OF SHARES AND NO OPINION OR REPRESENTATION WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO ANY SUCH HOLDER OR PROSPECTIVE HOLDER IS MADE. A HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL TAX LAWS TO ITS PARTICULAR CIRCUMSTANCES AND ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions on common stock

As discussed under “Dividend policy,” we do not anticipate making a distribution on common stock in the foreseeable future. If we make a distribution on a Non-U.S. Holder’s common stock, however, then to the extent that such distribution is paid from our current and accumulated earnings and profits as determined under U.S. federal income tax principles (a “dividend”), the dividend generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount, or any lower rate that may be specified by an applicable tax treaty if we have received proper certification of the application of that tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of a Non-U.S. Holder’s tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which a Non-U.S. Holder holds its common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case a Non-U.S. Holder would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. A Non-U.S. Holder should consult its own tax advisor regarding its entitlement to benefits under an applicable tax treaty and the manner of claiming the benefits of such treaty. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax under a tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain tax treaties apply, are attributable to a U.S. permanent establishment maintained by such Non-U.S. Holder) are not subject to U.S. withholding tax, but instead are taxed in the manner applicable to U.S. persons. In that case, we will not withhold U.S. federal withholding tax, provided that the Non-U.S. Holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States may be subject to a branch profits tax at a rate of 30%, or any lower rate as may be specified in an applicable tax treaty.

Sale or other taxable disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following is true:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States or, if an applicable tax treaty applies, is attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by such

Non-U.S. Holder in the United States, in which case the branch profits tax discussed above may also apply to a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

•	the Foreign Investment in Real Property Tax Act, or “FIRPTA,” rules apply because (1) our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the period during which the Non-U.S. Holder holds our common stock or the five-year period ending on the date on which the Non-U.S. Holder disposes of our common stock; and (2) assuming that our common stock constitutes a U.S. real property interest and is treated as regularly traded on an established securities market within the meaning of applicable Treasury Regulations, the Non-U.S. Holder held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

Generally, a corporation is a USRPHC only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not now, have not been in the last five years and will not become a USRPHC. There can be no assurance regarding our USRPHC status for the current year or future years, however, because USRPHC status is based on the composition of our assets from time to time and on certain rules whose application is uncertain. We may become a USRPHC in the future.

An individual Non-U.S. Holder who is subject to U.S. tax because he or she was present in the United States for 183 or more days during the year of disposition will be taxed on his or her gains, including gains from the disposition of our common stock net of applicable U.S. losses from dispositions of other capital assets incurred during the year, at a flat rate of 30% or a reduced rate under an applicable tax treaty.

An individual Non-U.S. Holder described in the first bullet point above will be subject to tax on his or her gains under regular graduated U.S. federal income tax rates.

U.S. federal estate tax

Shares of common stock owned or treated as owned by an individual who is not a U.S. citizen or resident for U.S. federal estate tax purposes will be considered United States situs assets, will be included in that Non-U.S. Holder’s estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax or other tax treaty provides otherwise.

Backup withholding and information reporting

Under Treasury Regulations, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to each Non-U.S. Holder and any tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Under an applicable tax treaty, that information may also be made available to the taxing authorities in a country in which the Non-U.S. Holder resides or is established.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the Holder has provided the certification described above that it is not a U.S. person (generally satisfied by providing the applicable IRS Form W-8) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a U.S. person.

The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through the U.S. office of a broker generally will be reported to the IRS and reduced by backup withholding unless the Non-U.S. Holder either certifies its status as a Non-U.S. Holder in accordance with applicable Treasury Regulations or otherwise establishes an exemption and the broker has no actual knowledge, or reason to know, to the contrary. The payment of the proceeds of a disposition of our common stock by a Non-U.S. Holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. Related Financial Intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. Related Financial Intermediary, the Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them and the availability and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal income and estate tax consequences of the ownership and disposition of our common stock, as well as the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc., Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and UBS Securities LLC are acting as joint book-running managers and representatives of the underwriters, and Deutsche Bank Securities Inc. is acting as joint lead manager. We and the selling stockholders have entered into an underwriting agreement with the underwriters dated the date of this prospectus. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Deutsche Bank Securities Inc.

Total

The underwriters are committed to purchase all the common shares in the offering if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to          additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by us		Paid by selling stockholders
	No exercise	Full exercise	No exercise	Full exercise

Per Share	$	$	$	$
Total

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      . We and the selling stockholders estimate that our respective portions of the total expenses of this offering will be $      and $     .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder or issued in the Reorganization Transactions, the issuance by the Company of options to purchase shares of common stock and other equity incentive compensation, including restricted stock or restricted stock units, under stock option or similar plans in effect on the date hereof and as described herein or under stock option or similar plans of acquired companies in effect on the date of acquisition and any shares of our common stock issued upon the exercise of options granted under such stock option or similar plans in effect on the date hereof and as described herein or under stock option or similar plans of acquired companies in effect on the date of acquisition and the filing by us of any registration statement on Form S-8 with the SEC relating to the offering of securities pursuant to the terms of a stock option plan or similar plan. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and certain of our significant stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of the representatives , (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock (except for such demands or exercises as will not require or permit any public filing or other public disclosure to be made in connection therewith until after the expiration of the 180-day restricted period), in each case other than the shares of common stock to be sold by the undersigned pursuant to the underwriting agreement or any transfer in connection with, and as contemplated by, the Reorganization Transactions. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our Company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless each of the representatives waives, in writing, such extension. The restrictions described in this paragraph do not apply to (i) the transfer of shares of common stock as a bona fide gift, to any beneficiary pursuant to a will, other testamentary document or applicable laws of descent or to a family member or trust, provided that, in each case, (x) the transferee agrees to be bound in writing by the terms of the lock-up agreement prior to such transfer, (y) no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be required or shall be voluntarily made in connection with such transfer (other than a filing on Form 5 made when required) and (z) such disposition is not made for value, (ii) transfers by a corporation, partnership or limited liability company subject to the lock-up to any wholly-owned subsidiary of such entity or to the partners, members, stockholders or affiliates of such entity, or to a charitable or family trust, provided that (x) each donee, transferee or distributee shall sign and deliver a lock-up agreement prior to such transfer, (y) no filing by any party under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer (other than a filing on Form 5 made when required, and in the case of the CI Partnerships (or any direct or indirect partner thereof) a filing on Form 4 may be made during the 180-day restricted period if such person provides at least two business days notice prior to such proposed filing) and (z) such disposition is not made for value, (iii) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act, for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and (iv) the disposition of shares to the Company in connection with the exercise of incentive stock options.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing on the NYSE under the symbol ‘‘PGEM.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities, as well as other purchases by the underwriters for their own accounts, may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (the “CO”) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer. UBS Securities LLC and Credit Suisse Securities (USA) LLC acted as initial purchasers in connection with the issuance of our 13.125% Senior Subordinated Notes, and certain affiliates of the underwriters, including JPMorgan Chase Bank, N.A., UBS Loan Finance LLC and Credit Suisse are agents and/or lenders under our ABL Facility. In addition, Goldman Sachs & Co. holds a portion of our Senior Secured Notes.

Legal matters

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus for us and the selling stockholders. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented CI Capital Partners and its related parties from time to time. Certain members of Paul, Weiss, Rifkind, Wharton & Garrison LLP have made investments in Ply Gem Investment Holdings and the CI Partnerships. The underwriters are being represented by Cravath, Swaine & Moore LLP, New York, New York.

Experts

The consolidated financial statements and schedule of Ply Gem Holdings and subsidiaries as of December 31, 2008, and for each of the years in the two year period ended December 31, 2008 have been included herein, in reliance upon the report of KPMG LLP, independent registered public accounting firm appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. That report refers to a change in the Company’s method of accounting for a portion of its inventory in 2008 from the last-in, first-out (LIFO) method to the first in, first out (FIFO) method, the adoption of the recognition and disclosure requirements in 2007 and the measurement provisions in 2008 of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (now included in FASB Accounting Standards Codification (ASC) 715, “Compensation—Retirement Benefits”), the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (included in FASB ASC Topic 740, “Income Taxes”).

The consolidated financial statements and schedule of Ply Gem Holdings and subsidiaries at December 31, 2009, and for the year then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We are subject to the informational requirements of the Exchange Act and file annual, quarterly and current reports and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete. Reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. You may inspect a copy of the registration statement without charge at the SEC’s principal office in Washington, D.C. Copies of all or any part of the registration statement may be obtained after payment of fees prescribed by the SEC from the SEC’s Public Reference Room at the SEC’s principal office, at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
of Ply Gem Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Ply Gem Holdings, Inc. and subsidiaries as of December 31, 2009, and the related consolidated statements of operations, stockholder’s deficit and comprehensive loss, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ply Gem Holdings, Inc. and subsidiaries at December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Raleigh, North Carolina
March 19, 2010,
Except for Note 1 — Earnings
(loss) per common share, for
which the date is May 27, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Ply Gem Holdings, Inc.

We have audited the accompanying consolidated balance sheet of Ply Gem Holdings, Inc. and subsidiaries as of December 31, 2008, and the related consolidated statements of operations, stockholder’s equity (deficit) and comprehensive income (loss), and cash flows for the years ended December 31, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ply Gem Holdings, Inc. and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the years ended December 31, 2008 and 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 5 to the consolidated financial statements, the Company has elected to change its method of accounting for a portion of its inventory in 2008 from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. As discussed in note 7 to the consolidated financial statements, the Company adopted the recognition and disclosure requirements in 2007 and the measurement provisions in 2008 of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R) (now included in FASB Accounting Standards Codification (ASC) 715, Compensation—Retirement Benefits). As discussed in note 12 to the consolidated financial statements, on January 1, 2007, the Company adopted FASB Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (now included in FASB ASC Topic 740, Income Taxes).

/s/ KPMG LLP

Raleigh, North Carolina
March 30, 2009, except for
Note 1 — Earnings (loss)
per common share, which is as of
May 25, 2010

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,
(amounts in thousands (except per share data))	2009	2008	2007

Net sales	$951,374	$1,175,019	$1,363,546
Costs and expenses:
Cost of products sold	749,841	980,098	1,083,153
Selling, general and administrative expenses	141,772	155,388	155,963
Amortization of intangible assets	19,651	19,650	17,631
Goodwill impairment	—	450,000	—
Intangible asset impairment	—	—	4,150

Total costs and expenses	911,264	1,605,136	1,260,897

Operating earnings (loss)	40,110	(430,117)	102,649
Foreign currency gain (loss)	475	(911)	3,961
Interest expense	(135,514)	(138,015)	(99,698)
Interest income	211	617	1,704

Income (loss) before provision (benefit) for income taxes	(94,718)	(568,426)	8,616
Provision (benefit) for income taxes	(17,966)	(69,951)	3,634

Net income (loss)	$(76,752)	$(498,475)	$4,982

Net earnings (loss) per common share:
Basic and diluted net income (loss) attributable to common stockholders per common share:	$(767.52)	$(4,984.75)	$49.82

Weighted average common shares outstanding	100	100	100

Pro forma earnings (loss) per common share (unaudited):
Pro forma basic earnings (loss) per common share

Pro forma basic weighted average common shares outstanding

Pro forma diluted earnings (loss) per common share

Pro forma diluted weighted average common shares outstanding

See accompanying notes to consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
(amounts in thousands (except per share data))	2009	2008

Assets
Current assets:
Cash and cash equivalents	$17,063	$58,289
Accounts receivable, less allowances of $5,467 and $6,405, respectively	94,428	90,527
Inventories:
Raw materials	39,787	53,060
Work in process	23,343	28,085
Finished goods	34,950	42,267

Total inventory	98,080	123,412
Prepaid expenses and other current assets	19,448	19,985
Deferred income taxes	5,762	16,867

Total current assets	234,781	309,080
Property and equipment, at cost:
Land	3,732	3,709
Buildings and improvements	35,687	35,206
Machinery and equipment	261,319	253,290

Total property and equipment	300,738	292,205
Less accumulated depreciation	(159,036)	(122,194)

Total property and equipment, net	141,702	170,011
Other assets:
Intangible assets, less accumulated amortization of $84,139 and $64,488, respectively	174,064	193,604
Goodwill	392,838	390,779
Deferred income taxes	2,716	—
Other	35,932	40,579

Total other assets	605,550	624,962

	$982,033	$1,104,053

Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$52,833	$59,603
Accrued expenses and taxes	72,423	76,304

Total current liabilities	125,256	135,907
Deferred income taxes	4,211	28,355
Other long term liabilities	65,651	68,233
Long-term debt due to related parties	281,376	—
Long-term debt	819,021	1,114,186
Commitments and contingencies
Stockholder’s deficit:
Preferred stock $0.01 par, 100 shares authorized, none issued and outstanding	—	—
Common stock $0.01 par, 100 shares authorized, issued and outstanding	—	—
Additional paid-in-capital	209,939	209,908
Accumulated deficit	(523,745)	(446,993)
Accumulated other comprehensive income (loss)	324	(5,543)

Total stockholder’s deficit	(313,482)	(242,628)

	$982,033	$1,104,053

See accompanying notes to consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
(amounts in thousands)	2009	2008	2007

Cash flows from operating activities:
Net income (loss)	$(76,752)	$(498,475)	$4,982
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization expense	56,271	61,765	54,067
Fair value premium on purchased inventory	—	19	1,289
Non-cash interest expense, net	8,911	7,144	6,941
(Gain) loss on foreign currency transactions	(475)	911	(3,961)
Goodwill impairment	—	450,000	—
Intangible asset impairment	—	—	4,150
Loss on sale of assets	5	886	356
Write-off of debt financing costs	—	14,047	—
Deferred income taxes	(16,050)	(71,362)	(1,288)
Changes in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(2,822)	18,179	32,654
Inventories	26,400	3,306	7,523
Prepaid expenses and other current assets	(287)	674	7,127
Accounts payable	(7,820)	(21,885)	(17,074)
Accrued expenses and taxes	1,599	(15,905)	(23,326)
Cash payments on restructuring liabilities	(6,034)	(7,547)	(210)
Other	172	(622)	614

Net cash provided by (used in) operating activities	(16,882)	(58,865)	73,844
Cash flows from investing activities:
Capital expenditures	(7,807)	(16,569)	(20,017)
Proceeds from sale of assets	81	8,825	63
Acquisitions, net of cash acquired	—	(3,614)	(36,453)
Other	(109)	(129)	—

Net cash used in investing activities	(7,835)	(11,487)	(56,407)
Cash flows from financing activities:
Proceeds from long-term debt	20,000	693,504	—
Net revolver borrowings (payments)	(35,000)	60,000	—
Payments on long-term debt	—	(677,910)	(10,623)
Debt issuance costs paid	(2,528)	(26,578)	(2,100)
Equity contributions	—	30,310	900
Equity repurchases	—	(1,093)	(3,245)

Net cash provided by (used in) financing activities	(17,528)	78,233	(15,068)
Impact of exchange rate movements on cash	1,019	(1,645)	863

Net increase (decrease) in cash and cash equivalents	(41,226)	6,236	3,232
Cash and cash equivalents at the beginning of the period	58,289	52,053	48,821

Cash and cash equivalents at the end of the period	$17,063	$58,289	$52,053

Supplemental information
Interest paid	$124,005	$111,388	$98,847
Income taxes paid (received), net	$943	$(464)	$6,576

See accompanying notes to consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS)

		Retained	Accumulated
	Additional	earnings	other	Total
	paid in	(accumulated	comprehensive	stockholder’s
(amounts in thousands)	capital	deficit)	income (loss)	equity (deficit)

Balance, December 31, 2006	$181,792	$46,503	$2,296	$230,591
Comprehensive income:
Net income	—	4,982	—	4,982
Currency translation	—	—	5,658	5,658
Minimum pension liability for actuarial gain, net of tax ($638)	—	—	961	961

Total comprehensive income				11,601

Adjustment to initially apply ASC 715-20, net of tax ($460)	—	—	720	720
Contributions (repurchase of equity)	(1,125)	—	—	(1,125)

Balance, December 31, 2007	$180,667	$51,485	$9,635	$241,787

Comprehensive income:
Net loss	—	(498,475)	—	(498,475)
Currency translation	—	—	(9,517)	(9,517)
Minimum pension liability for actuarial loss, net of tax ($3,774)	—	—	(5,661)	(5,661)

Total comprehensive loss				(513,653)

Adoption of ASC 715-20 measurement date	—	(3)	—	(3)
Contributions (repurchase of equity)	29,241	—	—	29,241

Balance, December 31, 2008	$209,908	$(446,993)	$(5,543)	$(242,628)

Comprehensive income:
Net loss	—	(76,752)	—	(76,752)
Currency translation	—	—	4,709	4,709
Minimum pension liability for actuarial gain, net of tax ($743)	—	—	1,158	1,158

Total comprehensive loss				(70,885)

Other	31	—	—	31

Balance, December 31, 2009	$209,939	$(523,745)	$324	$(313,482)

See accompanying notes to consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Ply Gem Holdings, Inc. (“Ply Gem Holdings”) and its wholly-owned subsidiaries (individually and collectively, the “Company” or “Ply Gem”) are diversified manufacturers of residential and commercial building products, operating with two segments: (i) Siding, Fencing, and Stone and (ii) Windows and Doors. Through these segments, Ply Gem Industries, Inc. (“Ply Gem Industries”) manufactures and sells, primarily in the United States and Canada, a wide variety of products for the residential and commercial construction, manufactured housing, and remodeling and renovation markets.

Ply Gem Holdings, a wholly owned subsidiary of Ply Gem Investment Holdings, Inc. (“Ply Gem Investment Holdings”), was incorporated on January 23, 2004 for the purpose of acquiring Ply Gem Industries from Nortek, Inc. (“Nortek”). The Ply Gem acquisition was completed on February 12, 2004, when Nortek sold Ply Gem Industries to Ply Gem Holdings, an affiliate of CI Capital Partners LLC pursuant to the terms of the stock purchase agreement among Ply Gem Investment Holdings, Nortek, and WDS LLC dated as of December 19, 2003, as amended. Prior to February 12, 2004, the date of the Ply Gem acquisition, Ply Gem Holdings had no operations and Ply Gem Industries was wholly owned by a subsidiary of WDS LLC, which was a wholly owned subsidiary of Nortek. As a result of the Ply Gem acquisition, we applied purchase accounting on the date of February 12, 2004.

On August 27, 2004, Ply Gem Industries acquired all of the outstanding shares of capital stock of MWM Holding, Inc., (“MWM Holding”), in accordance with a stock purchase agreement entered into among Ply Gem Industries, MWM Holding and the selling stockholders.

On February 24, 2006, Ply Gem Industries acquired all of the outstanding shares of capital stock, warrants to purchase shares of common stock and options to purchase shares of common stock of AWC Holding Company (“AWC”, and together with its subsidiaries, “Alenco”), in accordance with a securities purchase agreement entered into among Ply Gem, all of the direct and indirect stockholders, warrant holders and stock options holders of AWC and FNL Management Corp, an Ohio corporation, as their representative. The accompanying consolidated financial statements include the operating results of Alenco for periods after February 26, 2006, the date of acquisition.

On October 31, 2006, Ply Gem Industries acquired all of the issued and outstanding shares of common stock of Alcoa Home Exteriors, Inc. (“AHE”), in accordance with a stock purchase agreement entered into among Ply Gem Industries, Alcoa Securities Corporation, and Alcoa Inc. The accompanying consolidated financial statements include the operating results of AHE for periods after October 31, 2006, the date of acquisition.

On September 30, 2007, Ply Gem Industries completed the acquisition of CertainTeed Corporation’s vinyl window and patio door business through a stock acquisition. On the acquisition date, the Company changed the name of the acquired business to Ply Gem Pacific Windows Corporation (“Pacific Windows”). The accompanying consolidated financial statements include the operating results of Pacific Windows for periods after September 30, 2007, the date of acquisition.

On October 31, 2008, Ply Gem Industries acquired substantially all of the assets of United Stone Veneer, LLC (“USV”). The accompanying consolidated financial statements include the operating results of USV for the period after October 31, 2008. As a result of the USV acquisition, the Company modified the name of the “Siding, Fencing, and Railing” segment to “Siding, Fencing, and Stone” during 2008. Our stone veneer products are sold under our United Stone Veneer brand name, however, in 2010 we will change the brand of our stone veneer products to Ply Gem Stone from United Stone Veneer.

Ply Gem is a diversified manufacturer of residential and commercial building products, which are sold primarily in the United States and Canada, and include a wide variety of products for the residential and commercial construction, the do-it-yourself and the professional remodeling and renovation markets. The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States and western Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home repair and remodeling and new home construction sectors. The Company’s sales are usually lower during the first and fourth quarters.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Ply Gem Holdings and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated.

Unaudited Pro Forma Financial Information

The unaudited pro forma earnings (loss) per common share is being presented to give effect to the shares of Ply Gem Holdings common stock that will be issued in connection with the merger of the Company with its parent, Ply Gem Prime Holdings. In connection with the proposed initial public offering, the Company will merge with Ply Gem Prime Holdings, which will result in the conversion of outstanding common stock and preferred stock of its parent into common equity of Ply Gem Holdings and result in a single class of outstanding common stock (the “Reorganization”). In connection with this Reorganization, the outstanding options to purchase Ply Gem Prime Holdings common stock will convert into Ply Gem Holdings stock options. The pro forma weighted average common shares outstanding assume the conversion of the Ply Gem Prime Holdings common stock and preferred stock into shares of Ply Gem Holdings common stock upon the consummation of the Reorganization.

Accounting Policies and Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States involves estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Certain of the Company’s accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used in their critical accounting policies to ensure that such judgments and estimates are reasonable. Such estimates include the allowance for doubtful accounts receivable, valuation reserve for inventories, warranty reserves, legal contingencies, assumptions used in the calculation of income taxes, and projected cash flows used in the goodwill and intangible asset impairment tests. These judgments are based on the Company’s historical experience, current trends and information available from other sources, as appropriate and are based on management’s best estimates and judgments. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, and the depressed housing and remodeling market have combined to increase the uncertainty inherent in the Company’s judgments, actual results could be materially different from the Company’s estimates.

Recognition of Sales and Related Costs, Incentives and Allowances

The Company recognizes sales upon the shipment of products, net of applicable provisions for discounts and allowances. Generally, the customer takes title upon shipment and assumes the risks and rewards of ownership of the product. For certain products customers take title upon delivery, at which time revenue is then recognized. Allowances for cash discounts, volume rebates and other customer incentive programs, as well as gross customer returns, among others, are recorded as a reduction of sales at the time of sale based upon the estimated future outcome. Cash discounts, volume rebates and other customer incentive programs are based upon certain percentages agreed upon with the Company’s various customers, which are typically earned by the customer over an annual period. The Company records periodic estimates for these amounts based upon the historical results to date, estimated future results through the end of the contract period and the contractual provisions of the customer agreements. Customer returns are recorded on an actual basis throughout the year and also include an estimate at the end of each reporting period for future customer returns related to sales recorded prior to the end of the period. The Company generally estimates customer returns based upon the time lag that historically occurs between the sale date and the return date while also factoring in any new business conditions that might impact the historical analysis such as new product introduction. The Company also provides for estimates of warranty and shipping costs at the time of sale. Shipping and warranty costs are included in cost of products sold. Bad debt provisions are included in selling, general and administrative expenses. The amounts recorded are generally based upon historically derived percentages while also factoring in any new business conditions that are expected to impact the historical analysis such as new product introduction for warranty and bankruptcies of particular customers for bad debts.

Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less which are readily convertible into cash. At December 31, 2009 and 2008, the Company had approximately $0.6 million of certificates of deposits. At December 31, 2009, the maturity date of these certificates is March 22, 2010.

Inventories

Inventories in the accompanying consolidated balance sheets are valued at the lower of cost or market. During the year ended December 31, 2008, the Company elected to conform its method of valuing its inventory to the FIFO method from the LIFO method for a portion of its inventory.

The change in accounting method occurred following the consolidation of the LIFO inventory into another location that uses the FIFO method of accounting. The Company records provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed or sold.

The inventory reserves were approximately $6.7 million at December 31, 2009, increasing during 2009 by $0.6 million compared to the December 31, 2008 reserve balance of approximately $6.1 million.

Property and Equipment

Property and equipment are presented at cost. Depreciation of property and equipment are provided on a straight-line basis over estimated useful lives, which are generally as follows:

Buildings and improvements	10-37 years
Machinery and equipment, including leases	3-15 years
Leasehold improvements	Term of lease or useful life, whichever is shorter

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals and betterments are capitalized. When assets are sold, or otherwise disposed, the cost and related accumulated depreciation are eliminated and the resulting gain or loss is recognized in operations.

Intangible Assets, Goodwill and Other Long-Lived Assets

Long-lived assets

The Company reviews long-lived assets for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on the asset’s fair value and the discounted cash flow.

As of December 31, 2008, the Company determined that the historic decline in the US housing market required a re-evaluation of the Company’s forecasts. The US housing market was and continues to operate at a 50 year low. The Company’s revised forecasts reflected reduced undiscounted cash flow projections for the affected asset groups, which were believed to be indicative of an adverse change in the business climate that could negatively affect the value of the long-lived asset groups. The Company tested for impairment using the “Step One” test for asset groups held and used, and determined that further impairment testing of the fair value of the asset groups (under “Step Two”) was not necessary at December 31, 2008 because the undiscounted cash flows exceeded the carrying values of the long-lived asset groups.

As of December 31, 2009, the Company determined that the continued decline in the US housing market required a re-evaluation of the Company’s forecasts. The Company again tested for impairment using the “Step One” test for asset groups held and used, and determined that further impairment testing of the fair value of the asset groups (under “Step Two”) was not necessary at December 31, 2009 because the undiscounted cash flows exceeded the carrying values of the long-lived asset groups.

The Company tests for long-lived asset impairment at the following asset group levels: i) Siding, Fencing, and Stone (“Siding”), ii) the combined US Windows companies in the Windows and Doors segment (“US Windows”), and iii) CWD Windows and Doors, Inc. in the Windows and Doors segment (“CWD”). For purposes of recognition and measurement of an impairment loss, a long-lived asset or asset group should represent the lowest level for which an entity can separately identify cash flows that are largely independent of the cash flows of other assets and liabilities. Ply Gem concluded that the lowest level for identifiable cash flows is “Siding”, “US Windows” and “CWD”. This is one level below the segment reporting unit of “Windows and Doors” and reflects the lowest level of identifiable cash flows. Management believes that the US Windows unit cannot be further broken down as a result of the 2008 US Windows reorganization. As a result, US Windows is now marketed as one window company rather than separate companies. From an economic standpoint, Ply Gem now goes to US Windows customers as one company rather than separate companies. In addition, certain manufacturing facilities provide inventory to multiple window divisions for assembling the final products. Therefore, from an economic standpoint the Company evaluates the cash flows as a group rather than at the divisional levels. The US Windows and CWD financial data is the lowest level of reliable information that is prepared and reviewed by management on a consistent basis. The Company made a similar conclusion for Siding as its product lines are grouped at a Siding level as there are interdependencies between products.

As of December 31, 2009, the estimated cash flow forecasts (based on independent industry information) exceeded the respective carrying values by $329.7 million, $115.9 million, and $1,959.4 million for US Windows, CWD, and Siding, respectively, thus not requiring a Step Two impairment test on the long-lived assets. As of December 31, 2008, the estimated cash flow forecasts (based on independent industry information) exceeded the respective carrying values by $350.7 million, $127.5 million, and $1,076.5 million for US Windows, CWD and Siding, respectively, thus not requiring a Step Two impairment test on the long-lived assets.

Goodwill

Purchase accounting involves judgment with respect to the valuation of the acquired assets and liabilities in order to determine the final amount of goodwill (see Note 2). For significant acquisitions, the Company values items such as property and equipment and acquired intangibles based upon appraisals.

The Company evaluates goodwill and certain indefinite-lived intangible assets for impairment on an annual basis and whenever events or business conditions warrant. All other intangible assets are amortized over their estimated useful lives. The Company assesses goodwill for impairment during the fourth quarter of each year (November 28 for 2009) and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. To evaluate goodwill for impairment, the Company estimates the fair value of reporting units considering such factors as discounted cash flows and valuation multiples for comparable publicly traded companies. A significant reduction in projected sales and earnings which would lead to a reduction in future cash flows could indicate potential impairment. Refer to Note 3 for additional considerations regarding the impairment recognized during the year ended December 31, 2008.

Debt Issuance Costs

Debt issuance costs, composed of facility, agency, and certain legal fees associated with acquiring new debt financing are amortized over the contractual term of the related agreement using the effective interest method. Net debt issuance costs totaled approximately $27.3 million and $32.5 million as of December 31, 2009 and December 31, 2008, respectively, and have been recorded in other long term assets in the Company’s consolidated balance sheet.

Share Based Compensation

Share-based compensation cost for the Company’s stock option plan is measured at the grant date, based on the estimated fair value of the award, and is recognized over the requisite service period. The fair value of each option award is estimated on the date of the grant using a Black-Scholes option valuation model. Expected volatility is based on a review of several market indicators, including peer companies. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option.

Insurance Liabilities

The Company is self-insured for certain casualty losses and medical liabilities. The Company records insurance liabilities and related expenses for health, workers’ compensation, product and general liability losses and other insurance expenses in accordance with either the contractual terms of their policies or, if self-insured, the total liabilities that are estimable and probable as of the reporting date. Insurance liabilities are recorded as current liabilities to the extent they are expected to be paid in the succeeding year with the remaining requirements classified as long-term liabilities. The accounting for self-insured plans requires that significant judgments and estimates be made both with respect to the future liabilities to be paid for known claims and incurred but not reported claims as of the reporting date. The Company relies on historical trends when determining the appropriate health insurance reserves to record in its consolidated balance sheets. In certain cases where partial insurance coverage exists, the Company must estimate the portion of the liability that will be covered by existing insurance policies to arrive at the net expected liability to the Company.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the book and tax basis of various assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period in which the rate change occurs. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Estimates are required with respect to, among other things, the appropriate state income tax rates used in the various states that the Company and its subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realized in the future. The Company establishes reserves when, despite our belief that our tax return positions are fully supportable, certain positions could be challenged, and the positions may not be fully sustained. Subsequent to February 12, 2004, U.S. federal income tax returns were prepared and filed by Ply Gem Investment Holdings, Inc. on behalf of itself, Ply Gem Holdings, and Ply Gem Industries and its subsidiaries. The existing tax sharing agreement between Ply Gem Holdings and Ply Gem Investment Holdings under which tax liabilities for each respective party are computed on a stand-alone basis, was amended during 2006 to include Ply Gem Prime Holdings. U.S. subsidiaries file unitary, combined federal income tax returns and separate state income tax returns. CWD files separate Canadian income tax returns.

Sales Taxes

Sales taxes collected from customers are recorded as liabilities until remitted to taxing authorities and therefore are not reflected in the consolidated statements of operations.

Research and Development

The Company incurred research and development costs of $4.0 million, $3.7 million and $4.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Commitments and Contingencies

The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Costs accrued have been estimated based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and outcomes.

Liquidity

The Company intends to fund its ongoing capital and working capital requirements, including its internal growth, through a combination of cash flows from operations and, if necessary, from borrowings under the revolving credit portion of its ABL Facility. As of December 31, 2009, the Company had approximately $1,100.4 million of indebtedness and $142.9 million of contractual availability under the ABL facility and approximately $77.9 million of borrowing base availability reflecting $25.0 million of ABL borrowings and approximately $7.1 million of letters of credit issued under the ABL facility. As of December 31, 2009, the Company estimates that it will pay $121.2 million in interest payments during the year ending December 31, 2010. After the debt financings conducted in 2010, which are discussed in Note 6 to the consolidated financial statements, the Company’s annual interest charges for debt service are estimated to be approximately $108.5 million for the year ending December 31, 2010.

Because of the inherent seasonality in our business and the resulting working capital requirements, the Company’s liquidity position fluctuates within a given year. The seasonal effect that creates the Company’s greatest needs has historically been experienced during the first six months of the year and the Company anticipates borrowing funds under its ABL Facility to support this requirement. However, the Company anticipates the funds generated from operations and funds available under the ABL Facility will be adequate to finance its ongoing operational cash flow needs, capital expenditures, debt service obligations, management incentive expenses, and other fees payable under other contractual obligations for the foreseeable future.

Foreign Currency

CWD, the Company’s Canadian subsidiary, utilizes the Canadian dollar as its functional currency. For reporting purposes, the Company translates the assets and liabilities of its foreign entity at the exchange rates in effect at year-end. Net sales and expenses are translated using average exchange rates in effect during the period. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive income or loss in the accompanying consolidated balance sheets.

For the years ended December 31, 2009, December 31, 2008, and December 31, 2007, the Company recorded a gain from foreign currency transactions of approximately $0.5 million, a loss from foreign currency transactions of approximately $0.9 million, and a gain from foreign currency transactions of approximately $4.0 million, respectively. As of December 31, 2009 and December 31, 2008, accumulated other comprehensive income (loss) included a currency translation adjustment of approximately $4.1 million and $(0.6) million, respectively.

Concentration of Credit Risk

The accounts receivable balance related to one customer of the Company’s Siding, Fencing, and Stone segment was approximately $5.5 million and $5.8 million at December 31, 2009 and December 31, 2008, respectively. This customer accounted for approximately 9.2% of consolidated net sales for the years ended December 31, 2009 and 2008, and 10.2% of consolidated net sales for the year ended December 31, 2007.

Fair Value Measurement

The Company adopted the fair value accounting standard during the first quarter of 2008. The accounting standard for fair value provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This standard does not apply measurements related to share-based payments, nor does it apply to measurements related to inventory.

The accounting standard for fair value discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Inputs that reflect the reporting entity’s own assumptions.

The hierarchy requires the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The Company’s population of recurring financial assets and liabilities subject to fair value measurements and the necessary disclosures are as follows:

			Quoted prices	Significant
			in active markets	other	Significant
			for identical	observable	unobservable
(amounts in thousands)	Carrying		assets	inputs	inputs
Description	value	Total	(level 1)	(level 2)	(level 3)

Assets:
Certificates of deposit	$600	$600	$600	$—	$—
Money market funds	—	—	—	—	—

As of December 31, 2009	$600	$600	$600	$—	$—

Liabilities:
Senior Subordinated Notes-9%	$360,000	$302,400	$302,400	$—	$—
Senior Secured Notes-11.75%	725,000	725,000	725,000	—	—

As of December 31, 2009	$1,085,000	$1,027,400	$1,027,400	$—	$—

Assets:
Certificates of deposit	$600	$600	$600	$—	$—
Money market funds	29,197	29,197	29,197	—	—

As of December 31, 2008	$29,797	$29,797	$29,797	$—	$—

Liabilities:
Senior Subordinated Notes-9%	$360,000	$86,400	$86,400	$—	$—
Senior Secured Notes-11.75%	700,000	378,000	378,000	—	—

As of December 31, 2008	$1,060,000	$464,400	$464,400	$—	$—

The fair value of the long-term debt instruments was determined by utilizing available market information. The carrying value of the Company’s other financial instruments approximates their fair value.

In accordance with the fair value accounting standard, certain non-financial assets and non-financial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Certain non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis include non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

Earnings (loss) per common share

Basic and diluted earnings per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares outstanding. The Company had 100 shares of common stock outstanding for the years ended December 31, 2009, 2008 and 2007. In addition, all stock options and preferred stock are issued at the Ply Gem Prime level; therefore, no dilutive effect would exist at Ply Gem Holdings as these amounts have been recorded within additional paid in capital. Consequently, for purposes of EPS the Company calculated the amounts as net income (loss) divided by the 100 shares of common stock outstanding.

In connection with the proposed initial public offering, the Company will merge with its parent company, Ply Gem Prime Holdings, which will result in the conversion of outstanding common stock and preferred stock of its parent into Ply Gem Holdings common equity and result in a single class of outstanding common stock. In connection with this Reorganization, the outstanding options to purchase Ply Gem Prime Holdings common stock will convert into Ply Gem Holdings stock options.

The unaudited pro forma earnings (loss) per common share is being presented to show the impact of the conversion of the outstanding common stock and preferred stock of Ply Gem Prime Holdings to Ply Gem Holdings common stock that will occur in connection with the Reorganization. The unaudited pro forma basic earnings (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the unaudited pro forma weighted average number of common shares outstanding for the period.

The unaudited pro form diluted earnings (loss) per common share for the year ended December 31, 2007, reflects the treasury stock effect resulting from the conversion of Ply Gem Prime Holdings stock options into stock options of the Company in connection with the Reorganization. The treasury stock effect of Ply Gem Holdings stock options to be issued in connection with the Reorganization has not been included in the computation of the unaudited pro forma diluted loss per common share for the years ended December 31, 2009 and 2008 as their effect would be anti-dilutive.

The following details the computation of the pro forma earnings (loss) per common share:

	For the Year Ended December 31,
	2009	2008	2007
(amounts in thousands (except per share data))	(unaudited)	(unaudited)	(unaudited)

Net income (loss)	$(76,752)	$(498,475)	$4,982

Unaudited pro forma weighted average common share calculation:
Conversion of Ply Gem Prime Holdings common stock
Conversion of Ply Gem Prime Holdings preferred stock
Unaudited basic pro forma weighted average shares outstanding
Treasury stock effect of outstanding stock options
Unaudited diluted pro forma weighted average shares outstanding

Pro forma earnings (loss) per common share:
Pro forma basic earnings (loss) per common share
Pro forma diluted earnings (loss) per common share

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance to affirm that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, contingent consideration and any noncontrolling interest in the acquiree at the acquisition date to be measured at their fair values as of that date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of the provision for income taxes. This guidance is effective for the Company’s fiscal year beginning January 1, 2009, and is to be applied prospectively. The impact to the Company will depend on future acquisition activity.

In December 2008, the FASB issued authoritative guidance to require employers to provide additional disclosures about plan assets of a defined benefit pension or other post-retirement plan. The objective of this guidance is to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, significant concentration of risk within the Company’s plan assets, and for fair value measurements determined using significant unobservable inputs a reconciliation of changes between the beginning and ending balances. This guidance is effective for fiscal years ending after December 15, 2009. The Company adopted the new disclosure requirements in the 2009 annual reporting period.

In January 2009, the FASB issued authoritative guidance on disclosures about derivative instruments and hedging activities. This guidance required qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in hedged positions. This guidance also requires enhanced disclosure regarding derivative instruments in financial statements and how hedges affect an entity’s financial position, financial performance and cash flows. The adoption of this guidance did not have any impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued authoritative guidance on determining fair value when the volume and level of market activity for an asset or liability has significantly decreased and identifying market transactions that are not orderly. This guidance clarifies the methodology used to determine fair value when there is no active market or where the price inputs being used represent distressed sales. This guidance also reaffirms the objective of fair value measurement, as stated in authoritative guidance for fair value measurements, which is to reflect how much an asset would be sold for in an orderly transaction. It also reaffirms the need to use judgment to determine if a formerly active market has become inactive, as well as to determine fair values when markets have become inactive. This guidance is effective for financial statement purposes for interim and annual financial statements issued for fiscal periods ended after June 15, 2009. The Company adopted the provisions of this guidance effective April 2009 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued authoritative guidance for interim disclosures about fair value of financial instruments, which requires fair value disclosures for financial instruments that are not reflected in the consolidated balance sheets at fair value. Prior to the issuance of this guidance, the fair values of those assets and liabilities were disclosed only once each year. This guidance requires the Company to disclose this information on a quarterly basis and provide quantitative and qualitative information about fair value estimates for all financial instruments not measured in the consolidated balance sheets at fair value. This guidance was effective in the quarter ended July 4, 2009, and the adoption of these standards did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued authoritative guidance on the determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance also requires expanded disclosure regarding the determination of intangible asset useful lives. The Company adopted the provisions of this guidance effective April 2009 and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In May 2009, the FASB issued authoritative guidance regarding subsequent events that provides guidance as to when an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the necessary disclosures related to these events. The Company adopted the provisions of this guidance effective May 2009, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB amended authoritative accounting guidance related to transfers of financial assets which updates existing guidance. The amended authoritative accounting guidance limits the circumstances in which financial assets can be derecognized and requires enhanced disclosures regarding transfers of financial assets and a transferor’s continuing involvement with transferred financial assets. The amended authoritative accounting guidance also eliminates the concept of a qualifying special-purpose entity (QSPE), which will require companies to evaluate former QSPEs for consolidation. This guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB amended authoritative accounting guidance related to the consolidation of variable interest entities (“VIEs”). The amended authoritative accounting guidance updates existing guidance used to determine whether or not a company is required to consolidate a VIE and requires enhanced disclosures. The amended authoritative accounting guidance also eliminates quantitative-based assessments and will require companies to perform ongoing qualitative assessments to determine whether or not the VIE should be consolidated. The impact to the Company will depend on future transactions and investments.

In June 2009, the FASB issued authoritative guidance regarding accounting standards codification and the hierarchy of the Generally Accepted Accounting Principles (“GAAP”). This guidance has become the source of authoritative U.S. GAAP recognized by the FASB and applied by nongovernmental entities. This guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the provisions of this guidance effective October 2009, and the adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

2.	PURCHASE ACCOUNTING

Pacific Windows Acquisition

On September 30, 2007, Ply Gem completed its acquisition of CertainTeed Corporation’s vinyl window and patio door business through a stock acquisition. On the acquisition date, the Company changed the name of the acquired business to Ply Gem Pacific Windows Corporation. The Company accounted for the transaction as a purchase, which results in a new valuation for the assets and liabilities of Pacific Windows based upon fair values as of the purchase date. The acquired vinyl window business is a leading manufacturer of premium vinyl windows and doors and produces windows for the residential new construction and remodeling markets. The acquisition provided the Company with a presence on the west coast.

The purchase price was allocated to the assets and liabilities based on their fair values. The following is the allocation of the purchase price.

(Amounts in thousands)

Other current assets, net of cash	$10,766
Inventories	9,379
Property, plant and equipment	19,133
Trademarks	1,200
Customer relationships	1,800
Goodwill	18,052
Other assets	1,398
Current liabilities	(11,916)
Other liabilities	(13,230)

Purchase price, net of cash acquired	$36,582

The Company paid approximately $35.1 million on September 28, 2007 for the acquisition of Pacific Windows. Transaction costs of approximately $1.5 million were incurred in 2007. During 2008, the Company paid approximately $0.1 million in transaction costs for this acquisition. During 2009, the Company recorded a purchase price adjustment of approximately $0.6 million. None of the goodwill is expected to be deductible for tax purposes.

United Stone Veneer Acquisition

On October 31, 2008, Ply Gem Industries acquired substantially all of the assets of USV. The Company accounted for the transaction as a purchase. USV manufactures stone veneer enabling the Company to expand its building products offering across different areas and capitalize on this product growth opportunity. The consolidated financial statements include the operating results of USV for periods after October 31, 2008. As a result of the USV acquisition, the Company changed its “Siding, Fencing, and Railing” segment to “Siding, Fencing, and Stone” as of and for the year ended December 31, 2008.

The preliminary purchase price was allocated to the assets and liabilities based on their fair values. The following is the allocation of the purchase price.

(Amounts in thousands)

Other current assets, net of cash	$566
Inventories	307
Property, plant and equipment	1,863
Goodwill	1,584
Current liabilities	(706)

Purchase price, net of cash acquired	$3,614

The goodwill is expected to be deductible for tax purposes.

3.	GOODWILL IMPAIRMENT

The Company records the excess of purchase price over the fair value of the net assets of acquired companies as goodwill or other identifiable intangible assets. The Company performs an annual test for goodwill impairment during the fourth quarter of each year and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. The Company has defined its reporting units and performs the impairment testing of goodwill at the operating segment level. The Company has aggregated US Windows and CWD into a single reporting unit since they have similar economic characteristics. Thus, the Company has two reporting units- (Siding, Fencing, and Stone) and (Windows and Doors.) Separate valuations are performed for each of these reporting units in order to test for impairment. During the year ended December 31, 2008, the Company acquired USV on October 31, 2008, which was included within the Siding, Fencing, and Stone reporting unit.

The Company uses the two-step method to determine goodwill impairment. If the carrying amount of a reporting unit exceeds its fair value (Step One), the Company measures the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including previously unrecognized intangible assets (Step Two). The excess of the reporting unit’s fair value over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill.

To determine the fair value of its reporting units, the Company equally considers both the income and market valuation methodologies. The income valuation methodology uses the fair value of the cash flows that the reporting unit can be expected to generate in the future. This method requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows for the reporting unit over a multi-year period as well as determine the weighted average cost of capital to be used as the discount rate. The Company also utilizes the market valuation method to estimate the fair value of the reporting units by utilizing comparable public company multiples. These comparable public company multiples are then applied to the reporting unit’s financial performance. During the year ended December 31, 2009, the Company utilized forward looking market multiples for its reporting units. The forward multiples were used since each reporting unit incurred various restructuring activities during 2009. The market approach is more volatile as an indicator of fair value as compared to the income approach as internal forecasts and projections have historically been more stable. Since each approach has its merits, the Company equally weights the approaches to balance the internal and external factors affecting the Company’s fair value. This weighting is consistent with prior years.

The Company’s fair value estimates of its reporting units and goodwill are sensitive to a number of assumptions including discount rates, cash flow projections, operating margins, and comparable market multiples. In order to accurately forecast future cash flows, the Company estimated single family housing starts and the repair and remodeling market’s growth rate through 2014. These assumptions modeled information published by the National Association of Home Builders (“NAHB”). The Company estimated single family housing starts increasing from 2009 levels (439,000) to approximately 1,100,000 in 2014 (terminal growth year) and the repair and remodeling growth rate at approximately 3.0% for 2014. The 1,100,000 terminal housing starts figure represents a historical average that tracks domestic population growth. The forecasted sales growth and operating earnings increases coincided with the growth in these two key assumptions. The Company utilized its weighted average cost of capital and its long-term growth rate to derive the appropriate capitalization rate used in the terminal value calculation. The Company utilized these fair value estimate assumptions during the impairment reviews conducted in the quarter ended September 27, 2008 and the years ended December 31, 2008 and 2009.

The Company determined that the uncertainty and decline in the residential housing and remodeling market was a triggering event during the third quarter of 2008 with housing starts declining to a 50 year low in August 2008 which caused US Windows to lower their forecasted cash flow projections. As a result of the interim impairment test, the Company concluded that the Windows and Doors reporting unit failed Step One of the impairment test comparing carrying value and fair value. The Siding, Fencing, and Stone fair value exceeded its carrying value by approximately 20% as of September 27, 2008. The Step Two Windows and Doors impairment test results indicated that an estimated impairment of approximately $200.0 million existed at September 27, 2008. This impairment was recognized within the Windows and Doors segment in the third quarter of 2008.

The Company’s annual goodwill impairment test performed during the fourth quarter of 2008 was affected by further housing market declines as the NAHB further decreased their housing start estimates for 2009 and 2010 as well as significant decreases in market multiples. As a result of the annual impairment test, the Company concluded that the Windows and Doors and Siding, Fencing, and Stone reporting units failed Step One of the impairment test comparing carrying value and fair value. The Step Two impairment test results indicated that an additional impairment of approximately $127.8 million existed in the Company’s Windows and Doors segment at December 31, 2008. In addition, an impairment of approximately $122.2 million was indicated in Step Two of the goodwill impairment test for our Siding, Fencing, and Stone segment. These impairments were recognized in the respective segments in the fourth quarter of 2008. For the year ended December 31, 2008, the Company recognized a $450.0 million goodwill impairment charge within its results of operations.

The Company’s annual goodwill impairment test performed during the fourth quarter of 2009 indicated no impairment. The Windows and Doors and Siding, Fencing, and Stone reporting units exceeded their carrying values by approximately 26% and 50%, respectively.

The Company provides no assurance that: 1) valuation multiples will not decline further , 2) discount rates will not increase, or 3) the earnings, book values or projected earnings and cash flows of the Company’s reporting units will not decline. The Company will continue to analyze changes to these assumptions in future periods. The Company will continue to evaluate goodwill during future periods and further declines in the residential housing and remodeling markets could result in additional goodwill impairments.

The reporting unit goodwill balances were as follows as of December 31, 2009 and December 31, 2008:

	December 31,	December 31,
(amounts in thousands)	2009	2008

Windows and Doors	$72,731	$70,683
Siding, Fencing and Stone	320,107	320,096

	$392,838	$390,779

The increase in goodwill during the year ended December 31, 2009 was due to currency translation adjustments of approximately $1.4 million and purchase price adjustments of approximately $0.6 million. A rollforward of goodwill for 2009 and 2008 is included in the table below:

	Windows and	Siding, fencing
(amounts in thousands)	doors	and stone

Balance as of January 1, 2008
Goodwill	$395,072	$440,748
Accumulated impairment losses	—	—

	395,072	440,748
Impairment losses	(327,773)	(122,227)
Goodwill acquired during the year (USV acquisition)	—	1,584
Currency translation adjustments	(5,743)	—
Income tax purchase accounting	7,178	(9)
Pacific Windows purchase accounting	1,949	—
Balance as of December 31, 2008
Goodwill	398,456	442,323
Accumulated impairment losses	(327,773)	(122,227)

	70,683	320,096
Currency translation adjustments	1,441	—
Pacific Windows purchase accounting	607	11
Balance as of December 31, 2009
Goodwill	400,504	442,334
Accumulated impairment losses	(327,773)	(122,227)

	$72,731	$320,107

4.	INTANGIBLE ASSETS

The table that follows presents the major components of intangible assets as of December 31, 2009 and 2008:

	Average
	amortization			Net
	period		Accumulated	carrying
(amounts in thousands)	(in years)	Cost	amortization	value

As of December 31, 2009:
Patents	14	$12,770	$(5,477)	$7,293
Trademarks/Tradenames	15	85,644	(21,475)	64,169
Customer relationships	13	158,158	(56,249)	101,909
Other		1,631	(938)	693

Total intangible assets		$258,203	$(84,139)	$174,064

As of December 31, 2008:
Patents	14	$12,770	$(4,533)	$8,237
Trademarks/Tradenames	15	85,644	(15,578)	70,066
Customer relationships	13	158,158	(43,850)	114,308
Other		1,520	(527)	993

Total intangible assets		$258,092	$(64,488)	$193,604

Amortization expense for both years ended December 31, 2009 and 2008 was approximately $19.7 million. Amortization expense for the fiscal years 2010, 2011, 2012, 2013, and 2014 is estimated to be approximately $27.1 million, $26.7 million, $26.6 million, $16.5 million, and $15.1 million, respectively. In January 2010, the Company decreased the life of certain trademarks to 3 years (applied prospectively from January 2010) as a result of future marketing plans regarding the use of certain trademarks. In the intervening period, the Company will continue to use these trademarks. As a result, amortization expense will increase in 2010-2012.

5.	INVENTORY CHANGE

During 2008, the Company elected to adopt the FIFO method of inventory valuation for its entire inventory as a result of the operational decision to transfer production from the Valencia, Pennsylvania facility to the Sidney, Ohio facility. Previously, the Valencia, Pennsylvania facility utilized the LIFO method and Sidney, Ohio utilized the FIFO method. Since over 92% of the Company’s inventory previously utilized FIFO methodology, the Company elected to utilize FIFO across all of its inventory. The Company believes the FIFO method of accounting is preferable because it provides a better measure of the current value of its inventory and provides a better matching of manufacturing costs with revenues. The change resulted in the application of a single costing method to all of the Company’s inventories. Comparative financial statements of prior years have been adjusted to apply the new method retrospectively. The retrospective change resulted in an increase to retained earnings as of January 1, 2006 of approximately $1.6 million, net of taxes of $1.2 million. The following financial statement items for fiscal year 2007 were affected by the change in accounting principle.

Consolidated Statements of Operations

	For the year ended December 31, 2007
	As computed	Effect of	As computed
(amounts in thousands)	under LIFO	change	under FIFO

Costs and expenses:
Cost of products sold	$1,082,153	$1,000	$1,083,153
Total costs and expenses	1,259,897	1,000	1,260,897
Operating earnings (loss)	103,649	(1,000)	102,649
Income (loss) before provision (benefit) for income taxes	9,616	(1,000)	8,616
Provision (benefit) for income taxes	4,002	(368)	3,634
Net income (loss)	$5,614	$(632)	$4,982

Consolidated Statements of Cash Flows

	For the year ended December 31, 2007
	As computed	Effect of	As computed
(amounts in thousands)	under LIFO	change	under FIFO

Net income (loss)	$5,614	$(632)	$4,982
Deferred income taxes	(920)	(368)	(1,288)
Inventories	6,523	1,000	7,523
Net cash provided by operating activities	73,844	—	73,844

Had the Company continued to apply the LIFO method, the impact on the consolidated statement of operations during 2008 would have been an increase in operating earnings of approximately $0.8 million for the year ended December 31, 2008.

6.	LONG-TERM DEBT

Long-term debt in the accompanying consolidated balance sheets at December 31, 2009 and 2008 consists of the following:

	December 31,	December 31,
(amounts in thousands)	2009	2008

Senior secured asset based revolving credit facility	$25,000	$60,000
9% Senior subordinated notes due 2012, net of unamortized premium of $105 and $146	360,105	360,146
11.75% Senior secured notes due 2013, net of unamortized discount of $9,708 and $5,960	715,292	694,040

	$1,100,397	$1,114,186
Less:
9% Senior subordinated notes due to related parties, including unamortized premium of $82	281,376	—

	$819,021	$1,114,186

11.75% Senior Secured Notes Due 2013

On June 9, 2008, Ply Gem Industries issued $700.0 million of 11.75% senior secured notes due 2013 (the “Senior Secured Notes”) at an approximate 1.0% discount, yielding proceeds of approximately $693.5 million. Ply Gem Industries used the proceeds to repay all of the outstanding indebtedness under the then existing senior secured credit facility of approximately $676.2 million of term loan borrowings and approximately $15.0 million of revolver borrowings. The Senior Secured Notes will mature on June 15, 2013 and bear interest at the rate of 11.75% per annum. Interest will be paid semi-annually on June 15 and December 15 of each year. On October 23, 2009, Ply Gem Industries issued an additional $25.0 million of its Senior Secured Notes in a private placement transaction. The net proceeds of $20.0 million will be utilized for general corporate purposes. The additional $25.0 million of Senior Secured Notes has the same terms and covenants as the initial $700.0 million of Senior Secured Notes.

Prior to April 1, 2011, Ply Gem Industries may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 111.75% of the aggregate principal amount of the Senior Secured Notes, plus accrued and unpaid interest, if any, provided that at least 65% of the original aggregate principal amount of the Senior Secured Notes remains outstanding after the redemption. In addition, not more than once during any twelve-month period, Ply Gem Industries may redeem up to $70.0 million of the Senior Secured Notes at a redemption price equal to 103% of the aggregate amount of the Senior Secured Notes, plus accrued and unpaid interest, if any. At any time on or after April 1, 2011, Ply Gem Industries may redeem the Senior Secured Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the Senior Secured Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (the “Guarantors”). The indenture governing the Senior Secured Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into agreements restricting their ability to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio of Ply Gem Industries would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding, debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding, debt pursuant to a general debt basket in an aggregate amount not to exceed $25.0 million at any one time outstanding and the refinancing of other debt under certain circumstances. As of December 31, 2009, Ply Gem Industries only had $5.0 million of availability under its general debt basket following the October 2009 issuance of additional Senior Secured Notes. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $500,000 in any calendar year and to pay customary and reasonable costs and expenses of an offering of securities that is not consummated.

On November 3, 2008, Ply Gem Industries completed its exchange offer with respect to the Senior Secured Notes by exchanging $700.0 million Senior Secured Notes, which were registered under the Securities Act of 1933, as amended (the “Securities Act”), for $700.0 million of the issued and outstanding Senior Secured Notes. Upon completion of the exchange offer, all issued and outstanding Senior Secured Notes were registered under the Securities Act. However, the $25.0 million of Senior Secured Notes issued in October 2009 were not registered under the Securities Act and there is no contractual requirement to register these instruments.

The Senior Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than the assets securing the Company’s obligations under the senior secured asset based revolving credit facility, which consist primarily of accounts receivable and inventory) of Ply Gem Industries and the Guarantors and on a second-priority lien basis by the assets that secure the asset based revolving credit facility.

In addition, the Company’s stock ownership in its subsidiaries collateralizes the Senior Secured Notes to the extent that such equity interests and other securities can secure the notes without Rule 3-16 of Regulation S-X under the Securities Act requiring separate financial statements of such subsidiary to be filed with the Securities and Exchange Commission. As of December 31, 2009, no subsidiary’s stock has been excluded from the collateral arrangement due to the Rule 3-16 requirement.

Senior Secured Asset Based Revolving Credit Facility Due 2013

Concurrently with the Senior Secured Notes offering on June 9, 2008, Ply Gem Industries, the Company and the subsidiaries of Ply Gem Industries entered into a new senior secured asset-based revolving credit facility (the “ABL Facility”). The ABL Facility initially provided for revolving credit financing of up to $150.0 million, subject to borrowing base availability, with a maturity of five years (June 2013) including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and United States dollars by CWD.

In July 2009, the Company amended the ABL Facility to increase the available commitments by $25.0 million from $150.0 million to $175.0 million. As a condition to this availability increase, the applicable margins payable on the loans were increased and made subject to certain minimums. The July 2009 amendment also changed both the availability threshold for certain cash dominion events and compliance with the fixed charge coverage ratio and other covenants.

In October 2009, the Company amended the ABL Facility to allow for the issuance of the additional $25.0 million Senior Secured Notes and to permit certain refinancing transactions with respect to the 9% Senior Subordinated Notes. The October amendment also permits Ply Gem Industries to issue equity securities to Ply Gem Holdings, its parent. The October 2009 amendment did not affect the $175.0 million availability amount or the applicable interest rate margins under the ABL Facility.

The ABL Facility provides that the revolving commitments may be increased to $200.0 million, subject to certain terms and conditions. The Company had borrowings of $25.0 million and $60.0 million outstanding under the ABL Facility as of December 31, 2009 and December 31, 2008, respectively. As of December 31, 2009, Ply Gem Industries had approximately $142.9 million of contractual availability and approximately $77.9 million of borrowing base availability under the ABL Facility, reflecting $25.0 million of borrowings outstanding and approximately $7.1 million of letters of credit issued.

The interest rates applicable to loans under the ABL Facility are, at the Company’s option, equal to either a base rate plus an applicable interest margin, or an adjusted LIBOR rate plus an applicable interest margin, as defined in the ABL Facility credit agreement. As of December 31, 2009, the Company’s interest rate on the ABL Facility was approximately 6.0%. The ABL Facility contains a requirement to maintain a fixed charge coverage ratio of 1.1 to 1.0 if the Company’s excess availability is less than the greater of (a) 15% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $20.0 million. The fixed charge coverage ratio was not applicable at any point during 2009.

All obligations under the ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Ply Gem Industries and the Guarantors, including a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing and a second-priority security interest in, and mortgages on, substantially all of Ply Gem Industries’ material owned real property and equipment and all assets that secure the Senior Secured Notes on a first-priority basis. In addition to being secured by the collateral securing the obligations of Ply Gem Industries under the domestic collateral package, the obligations of CWD, which is a borrower under the Canadian sub-facility under the ABL Facility, are also secured by a first-priority security interest in substantially all of the assets of such Canadian subsidiary, plus additional mortgages in Canada, and a pledge by Ply Gem Industries of the remaining 35% of the equity interests of CWD pledged only to secure the Canadian sub-facility.

The ABL Facility contains certain covenants that limit the Company’s ability and the ability of its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, the Company is permitted to incur additional debt in limited circumstances, including permitted subordinated indebtedness in an aggregate principal amount not to exceed $50.0 million at any time outstanding (subject to the ability to incur additional permitted subordinated debt provided that immediately after giving effect to such incurrence excess availability is more than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the fixed charge coverage ratio), purchase money indebtedness in an aggregate amount not to exceed $15.0 million at any one time outstanding, debt of foreign subsidiaries (other than Canadian subsidiaries) in an aggregate amount not to exceed $2.5 million at any one time outstanding, unsecured debt in an aggregate amount not to exceed $50.0 million at any one time outstanding and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers, directors or employees under certain circumstances, to pay taxes, to pay operating and other corporate overhead costs and expenses in the ordinary course of business in an aggregate amount not to exceed $2.0 million in any calendar year plus reasonable and customary indemnification claims of its directors and executive officers and to pay fees and expenses related to any unsuccessful debt or equity offering. Ply Gem Industries may also make additional payments to Ply Gem Holdings which may be used by Ply Gem Holdings to pay dividends or make other distributions on its stock under the ABL Facility so long as before and after giving effect to such dividend or other distribution excess availability is greater than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the consolidated fixed charge coverage ratio.

9.00% Senior Subordinated Notes Due 2012

Concurrently with the acquisition of Ply Gem Industries on February 12, 2004, Ply Gem Industries issued $225.0 million aggregate principal amount of its senior subordinated notes due 2012 (the “9% Senior Subordinated Notes”), which are guaranteed by Ply Gem Holdings and the domestic subsidiaries of Ply Gem Industries. Subsequently, in August 2004, in connection with the MW acquisition, Ply Gem Industries issued an additional $135.0 million of 9% Senior Subordinated Notes, which are guaranteed by Ply Gem Holdings and the domestic subsidiaries of Ply Gem Industries, including MWM Holding and its subsidiaries. Ply Gem Industries pays interest semi-annually on February 15 and August 15 of each year. As of December 31, 2009, certain affiliates of the Company’s controlling stockholder owned approximately $281.4 million of the outstanding 9% Senior Subordinated Notes.

On November 19, 2009, Ply Gem Industries launched an exchange offer for certain of its 9% Senior Subordinated Notes which expired in accordance with its terms without any notes being accepted by the Company. In connection with this exchange offer, the Company incurred third-party and bank fees of approximately $0.5 million during the year ended December 31, 2009 which has been expensed within interest expense in the consolidated statement of operations.

In connection with the issuance of $150.0 million 13.125% Senior Subordinated Notes due 2014 on January 11, 2010 (see description in corresponding section below), Ply Gem Industries redeemed approximately $141.2 million aggregate principal amount of the 9% Senior Subordinated Notes on February 16, 2010 at a redemption price of 100% of the principal amount thereof plus accrued interest. The Company expects to account for this 2010 transaction as a debt extinguishment. The Company is in the process of determining the impact of this transaction on its consolidated statement of operations and consolidated balance sheet. In addition to the 2010 debt extinguishment, approximately $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes held by certain affiliates of the Company’s controlling stockholder were transferred to the Company’s indirect stockholders and ultimately to Ply Gem Prime Holdings, the Company’s indirect parent company. Such notes were then transferred to Ply Gem Holdings and then to Ply Gem Industries as a capital contribution and cancelled on February 12, 2010. In connection with this transaction in which a majority of the 9% Senior Subordinated Notes were acquired by certain affiliates, the Company expensed approximately $6.1 million of third party fees which has been recorded within interest expense in the consolidated statement of operations for the year ended December 31, 2009.

13.125% Senior Subordinated Notes Due 2014

On January 11, 2010, Ply Gem Industries issued $150.0 million of 13.125% Senior Subordinated Notes due 2014 (the “13.125% Senior Subordinated Notes”) at an approximate 3.0% discount, yielding proceeds of approximately $145.7 million. Ply Gem Industries used the proceeds of the offering to redeem approximately $141.2 million aggregate principal amount of its 9% Senior Subordinated Notes due 2012 and to pay certain related costs and expenses. The $150.0 million Senior Subordinated Notes will mature on July 15, 2014 and bear interest at the rate of 13.125% per annum. Interest will be paid semi-annually on January 15 and July 15 of each year.

Prior to January 15, 2012, Ply Gem Industries may redeem up to 40% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 113.125% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any, provided that at least 60% of the original aggregate principal amount of the 13.125% Senior Subordinated Notes remains outstanding after the redemption. On or after January 15, 2012, and prior to January 15, 2013, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 103% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any. On or after January 15, 2013, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any, to the redemption date.

The 13.125% Senior Subordinated Notes are unsecured and subordinated in right of payment to all existing and future debt of the Company, including the ABL Facility and the Senior Secured Notes. The 13.125% Senior Subordinated Notes are unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (other than certain unrestricted subsidiaries) on a senior subordinated basis. The guarantees are general unsecured obligations and are subordinated in right of payment to all existing senior debt of the guarantors, including their guarantees of the Senior Secured Notes and the ABL Facility.

The indenture governing the 13.125% Senior Subordinated Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including, purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding, debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding, debt pursuant to a general debt basket in an aggregate amount not to exceed $25.0 million at any one time outstanding and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $500,000 in any calendar year, to pay customary and reasonable costs and expenses of an offering of securities that is not consummated and other dividends or distributions of up to $20.0 million. Ply Gem Industries may also pay dividends or make other distributions to Ply Gem Holdings so long as it can incur $1.00 of additional debt pursuant to the 2.00 to 1.00 consolidated interest coverage ratio test described above and so long as the aggregate amount of such dividend or distribution together with certain other dividends and distributions does not exceed 50% of consolidated net income plus certain other items.

Senior Term Loan Facility

The Company’s senior facilities with a syndicate of financial institutions and institutional lenders provided for senior secured financing of up to approximately $762.1 million. On May 23, 2008, the Company entered into an amendment of the fifth amended and restated credit agreement which consisted of changes to certain debt covenant ratios. The amendment also increased the interest rate on the term loan and extended the maturity of the revolving credit facility from February 12, 2009 to August 12, 2010. On May 23, 2008, Ply Gem received from CI Capital Partners LLC a $30.0 million cash equity contribution as a condition to the credit facility amendment. On June 9, 2008, the Company used the proceeds from the Senior Secured Notes offering to pay off the obligations under the senior term loan facility.

As a result of the debt amendment that occurred on May 23, 2008 and the issuance of Senior Secured Notes on June 9, 2008, the Company evaluated its financing costs and expensed approximately $27.6 million of fees for the year ended December 31, 2008 which has been recorded within interest expense on the consolidated statement of operations. The $27.6 million was comprised of approximately $14.0 million of non-cash deferred financing costs associated with the previous term debt, approximately $6.8 million for a prepayment premium, and approximately $6.8 million of bank amendment fees that were subsequently retired. The Company deferred costs of approximately $26.6 million in conjunction with this transaction which have been recorded within other long-term assets in the consolidated balance sheet.

The following table summarizes the Company’s long-term debt maturities due in each fiscal year after December 31, 2009:

(Amounts in thousands)

2010	$—
2011	—
2012	360,105
2013	740,292
2014	—
Thereafter	—

$1,100,397

As a result of the January and February 2010 debt transactions, the Company will have no principal payments due until the Company’s 2013 fiscal year, the ABL Facility will mature in 2013, and the Company’s long term debt maturities have been reduced by approximately $210.0 million reflecting the $141.2 million redemption of the 9% Senior Subordinated Notes, the $218.8 million capital contribution of 9% Senior Subordinated Notes and the new $150.0 million 13.125% Senior Subordinated Notes.

7.	DEFINED BENEFIT PLANS

The Company has two pension plans, the Ply Gem Group Pension Plan (the “Ply Gem Plan”) and the MW Manufacturers, Inc. Retirement Plan (the “MW Plan”). The plans are combined in the following discussion. Prior to 2008, the Company used a September 30th measurement date for both plans. The Company changed the measurement date for both plans to December 31 effective with December 31, 2008.

The table that follows provides a reconciliation of benefit obligations, plan assets, and funded status of the combined plans in the accompanying consolidated balance sheets at December 31, 2009 and 2008:

	December 31,	December 31,
(amounts in thousands)	2009	2008

Change in projected benefit obligation
Benefit obligation at beginning of year	$32,245	$33,910
Service cost	177	193
Interest cost	2,000	2,003
Adjustment due to change in measurement date	—	548
Actuarial loss (gain)	2,377	(1,222)
Benefits and expenses paid	(1,953)	(3,187)

Projected benefit obligation at end of year	$34,846	$32,245

Change in plan assets
Fair value of plan assets at beginning of year	$19,691	$29,488
Actual return on plan assets	5,253	(8,470)
Employer and participant contributions	1,403	1,310
Adjustment due to change in measurement date	—	550
Benefits and expenses paid	(1,953)	(3,187)

Fair value of plan assets at end of year	$24,394	$19,691

Funded status and financial position:
Fair value of plan assets	$24,394	$19,691
Benefit obligation at end of year	34,846	32,245

Funded status	$(10,452)	$(12,554)

Amount recognized in the balance sheet consist of:
Current liability	$(1,650)	$(1,810)
Noncurrent liability	(8,802)	(10,744)

Liability recognized in the balance sheet	$(10,452)	$(12,554)

The accumulated benefit obligation for the combined plans was approximately $34.8 million, and $32.2 million as of December 31, 2009 and December 31, 2008, respectively.

Accumulated Other Comprehensive Income

Amounts recognized in accumulated other comprehensive income at December 31, 2009 and December 31, 2008 consisted of the following:

	December 31,	December 31,
(amounts in thousands)	2009	2008

Initial net asset (obligation)	$—	$—
Prior service credit (cost)	—	—
Net loss	6,328	8,244

Accumulated other comprehensive loss	$6,328	$8,244

These amounts do not include any amounts recognized in accumulated other comprehensive income related to the nonqualified Supplemental Executive Retirement Plan.

Actuarial Assumptions

Plan assets consist of cash and cash equivalents, fixed income mutual funds, equity mutual funds, as well as other investments. The discount rate for the projected benefit obligation was chosen based upon rates of returns available for high-quality fixed-income securities as of the plan’s measurement date. The Company reviewed several bond indices, comparative data, and the plan’s anticipated cash flows to determine a single discount rate which would approximate the rate in which the obligation could be effectively settled. The expected long-term rate of return on assets is based on the Company’s historical rate of return. The weighted average rate assumptions used in determining pension costs and the projected benefit obligation for the periods indicated are as follows:

	For the year ended December 31,
	2009	2008	2007

Discount rate for projected benefit obligation	5.95%	6.35%	6.00%
Discount rate for pension costs	6.35%	6.00%	5.75%
Expected long-term average return on plan assets	7.50%	7.50%	7.75%

Net Periodic Benefit Costs

The Company’s net periodic benefit expense for the combined plans for the periods indicated consists of the following components:

	For the year ended December 31,
(amounts in thousands)	2009	2008	2007

Service cost	$177	$193	$314
Interest cost	2,000	2,003	1,947
Expected return on plan assets	(1,462)	(2,200)	(2,025)
Amortization of net (gain) or loss	502	—	—

Net periodic benefit expense (income)	$1,217	$(4)	$236

Pension Assets

The weighted-average asset allocations at December 31, 2009 by asset category are as follows:

			Weighted average
	Target	Actual allocation as of	expected long-term
	allocation	December 31, 2009	rate of return(1)

Asset Category
U.S. Large Cap Funds	30.0%	28.0%	2.4%
U.S. Mid Cap Funds	7.0%	9.0%	0.6%
U.S. Small Cap Funds	6.0%	8.0%	0.6%
International Equity	11.0%	11.0%	1.0%
Fixed income	42.0%	38.0%	2.1%
Other investments	4.0%	6.0%	0.3%

	100.0%	100.0%	7.0%

(1)	The weighted average expected long-term rate of return by asset category is based on the Company’s target allocation.

The Company has established formal investment policies for the assets associated with the Company’s pension plans. Policy objectives include maximizing long-term return at acceptable risk levels, diversifying among asset classes, if appropriate, and among investment managers, as well as establishing relevant risk parameters within each asset class. Investment policies reflect the unique circumstances of the respective plans and include requirements designed to mitigate risk including quality and diversification standards. Asset allocation targets are based on periodic asset reviews and/or risk budgeting study results which help determine the appropriate investment strategies for acceptable risk levels. The investment policies permit variances from the targets within certain parameters.

Factors such as asset class allocations, long-term rates of return (actual and expected), and results of periodic asset liability modeling studies are considered when constructing the long-term rate of return assumption for the Company’s pension plans. While historical rates of return play an important role in the analysis, the Company also considers data points from other external sources if there is a reasonable justification to do so.

The plan assets are invested to maximize returns without undue exposure to risk. Risk is controlled by maintaining a portfolio of assets that is diversified across a variety of asset classes, investment styles and investment managers. The plan’s asset allocation policies are consistent with the established investment objectives and risk tolerances. The asset allocation policies are developed by examining the historical relationships of risk and return among asset classes, and are designed to provide the highest probability of meeting or exceeding the return objectives at the lowest possible risk. The weighted average expected long-term rate of return by asset category is based on the Company’s target allocation.

The following table summarizes the Company’s plan assets measured at fair value on a recurring basis (at least annually) as of December 31, 2009:

		Quoted prices	Significant
		in active	other	Significant
	Fair value as of	markets for	observable	unobservable
	December 31,	identical	inputs	inputs
(amounts in thousands)	2009	assets (level 1)	(level 2)	(level 3)

Equity Securities(1)
U.S. Large Cap Funds	$6,848	$—	$6,848	$—
U.S. Mid Cap Funds	2,047	—	2,047	—
U.S. Small Cap Funds	2,003	—	2,003	—
International Funds	2,615	—	2,615	—
Fixed Income
Domestic Bond Funds(2)	9,354	—	9,354	—
Other Investments
Commodity Funds(3)	1,471	—	1,471	—
Cash & Equivalents	56	—	56	—

	$24,394	$—	$24,394	$—

1)	Equity securities are comprised of mutual funds valued at net asset value per share multiplied by number of shares at measurement date.

2)	Domestic bonds are comprised of mutual funds valued at net asset value per share multiplied by number of shares at measurement date.

3)	Commodity funds are comprised of two mutual funds which are small market energy funds which were categorized by investment advisory firm.

The Ply Gem Plan was frozen as of December 31, 1998, and no further increases in benefits may occur as a result of increases in service or compensation.

The MW Plan was frozen for salaried participants as of October 31, 2004, and no further increases in benefits for salaried participants may occur as a result of increases in service or compensation. The MW Plan was frozen for non-salaried participants during 2005. No additional non-salaried participants may enter the plan, but increases in benefits as a result of increases in service or compensation will still occur.

Benefit Plan Contributions

The Company made cash contributions to the combined plans of approximately $1.4 million and $1.3 million for the years ended December 31, 2009 and 2008, respectively. During fiscal year

2010, the Company expects to make cash contributions to the combined plans of approximately $1.3 million.

Benefit Plan Payments

The following table shows expected benefit payments for the next five fiscal years and the aggregate five years thereafter from the combined plans. These benefit payments consist of qualified defined benefit plan payments that are made from the respective plan trusts and do not represent an immediate cash outflow to the Company.

Fiscal year
(amounts in thousands)	Expected benefit payments

2010	$1,650
2011	1,810
2012	1,900
2013	1,960
2014	2,110
2015-2019	11,840

Other Retirement Plans

The Company also has an unfunded nonqualified Supplemental Executive Retirement Plan for certain employees. The projected benefit obligation relating to this unfunded plan totaled approximately $312,000 and $299,000 at December 31, 2009 and 2008, respectively. The Company has recorded this obligation in other long term liabilities in the consolidated balance sheets as of December 31, 2009 and 2008. Pension expense for the plan was approximately $18,000 for both years ended December 31, 2009 and 2008.

8.	DEFINED CONTRIBUTION PLANS

The Company has defined contribution 401(k) plans covering substantially all employees. The Company has historically provided a matching contribution that can vary by subsidiary. The level varies between 25% of the first 6% of employee contributions to 100% of the first 6% of employee contributions. The majority of the subsidiaries have a match of 50% of the first 6% contributions. Each matching contribution formula is approved on an annual basis. The Company also has the option of making discretionary contributions. Effective April 1, 2008, the Company suspended matching contributions for all subsidiaries until financial conditions improve sufficiently to allow reinstatement. The Company’s contributions were approximately $1.5 million for the year ended December 31, 2008, and $4.3 million for the year ended December 31, 2007. The Company did not make any contributions for the year ended December 31, 2009.

9.	COMMITMENTS AND CONTINGENCIES

Operating leases

At December 31, 2009, the Company is obligated under lease agreements for the rental of certain real estate and machinery and equipment used in its operations. Future minimum rental obligations total approximately $151.3 million at December 31, 2009. The obligations are payable as follows:

(Amounts in thousands)

2010	$26,168
2011	19,723
2012	16,115
2013	13,744
2014	12,837
Thereafter	62,671

Total rental expense for all operating leases amounted to approximately $26.1 million for the year ended December 31, 2009, $30.3 million for the year ended December 31, 2008, and $23.7 million for the year ended December 31, 2007.

Indemnifications

In connection with the Ply Gem acquisition, in which Ply Gem Industries was acquired from Nortek in February 2004, Nortek has agreed to indemnify the Company for certain liabilities as set forth in the stock purchase agreement governing the Ply Gem acquisition. In the event Nortek is unable to satisfy amounts due under these indemnifications, the Company would be liable. The Company believes that Nortek has the financial capacity to honor its indemnification obligations and therefore does not anticipate incurring any losses related to liabilities indemnified by Nortek under the stock purchase agreement. A receivable related to this indemnification has been recorded in other long-term assets in the approximate amount of $7.4 million and $7.8 million at December 31, 2009 and December 31, 2008, respectively. As of December 31, 2009 and December 31, 2008, the Company has recorded liabilities in relation to these indemnifications of approximately $2.8 million and $2.7 million, respectively, in current liabilities and $4.6 million and $5.1 million, respectively, in long-term liabilities, consisting of the following:

(amounts in thousands)	2009	2008

Product claim liabilities	$3,505	$3,718
Multiemployer pension plan withdrawal liability	3,292	3,492
Other	599	584

	$7,396	$7,794

The product claim liabilities of approximately $3.5 million and $3.7 million at December 31, 2009 and December 31, 2008, respectively, consisting of approximately $2.3 million and $2.3 million, respectively, recorded in current liabilities and approximately $1.2 million and $1.4 million, respectively, recorded in long term liabilities, represents the estimated costs to resolve the outstanding matters related to a former subsidiary of the Company, which is a defendant in a number of lawsuits alleging damage caused by alleged defects in certain pressure treated wood products. The Company had indemnified the buyer of the former subsidiary for all known liabilities and future claims relating to such matters and retained the rights to all potential reimbursements related to insurance coverage. Many of the suits have been resolved by dismissal or settlement with amounts being paid out of insurance proceeds or other third party recoveries. The Company and the former subsidiary continue to vigorously defend the remaining suits. Certain defense and indemnity costs are being paid out of insurance proceeds and proceeds from a settlement with suppliers of material used in the production of the treated wood products. The Company and the former subsidiary have engaged in coverage litigation with certain insurers and have settled coverage claims with several of the insurers.

The multiemployer pension liability of approximately $3.3 million and $3.5 million recorded in long term liabilities at December 31, 2009 and December 31, 2008, respectively, relate to liabilities assumed by the Company in 1998 when its former subsidiary, Studley Products, Inc. (“Studley”) was sold. In connection with the sale, Studley ceased making contributions to the Production Service and Sales District Council Pension Fund (the “Pension Fund”), and the Company assumed responsibility for all withdrawal liabilities to be assessed by the Pension Fund. Accordingly, the Company is making quarterly payments of approximately $0.1 million to the Pension Fund through 2018 based upon the assessment of withdrawal liability received from the Pension Fund. The multiemployer pension liability represents the present value of the quarterly payment stream using a 6% discount rate as well as an estimate of additional amounts that may be assessed in the future by the Pension Fund under the contractual provisions of the Pension Fund.

Included in the indemnified items are accrued liabilities as of December 31, 2009 and 2008, of approximately $0.4 million and $0.4 million, respectively, in accrued expenses to cover the estimated costs of known litigation claims, including the estimated cost of legal services incurred, that the Company is contesting including certain employment and former shareholder litigation related to the Company.

Warranty claims

The Company sells a number of products and offers a number of warranties. The specific terms and conditions of these warranties vary depending on the product sold. The Company estimates the costs that may be incurred under their warranties and records a liability for such costs at the time of sale. Factors that affect the Company’s warranty liabilities include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company assesses the adequacy of the recorded warranty claims and adjusts the amounts as necessary. As of December 31, 2009 and 2008, warranty liabilities of approximately $10.4 million and $12.1 million, respectively, have been recorded in current liabilities and approximately $33.0 million and $33.6 million, respectively, have been recorded in long term liabilities.

Changes in the Company’s short-term and long-term warranty liabilities are as follows:

	For the year ended December 31,
(amounts in thousands)	2009	2008	2007

Balance, beginning of period	$45,653	$49,899	$36,947
Warranty expense provided during period	12,783	13,232	15,429
Settlements made during period	(15,038)	(18,122)	(15,489)
Liability assumed with acquisitions	—	644	13,012

Balance, end of period	$43,398	$45,653	$49,899

Other contingencies

The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, product liability, warranty and modification, adjustment or replacement of component parts of units sold, which may include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in their products and manufacturing operations, which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated. It is impossible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities, including lawsuits, and therefore in these cases, no such estimate has been made. The Company is not aware of any contingencies for which a material loss is reasonably possible.

10.	ACCRUED EXPENSES AND TAXES, AND OTHER LONG-TERM LIABILITIES

Accrued expenses and taxes, net, consist of the following at December 31, 2009 and December 31, 2008:

	December 31,	December 31,
(amounts in thousands)	2009	2008

Insurance	$5,210	$5,169
Employee compensation and benefits	3,259	6,705
Sales and marketing	18,585	18,023
Product warranty	10,408	12,069
Short-term product claim liability	2,320	2,321
Accrued freight	466	748
Interest	16,844	17,238
Accrued severance	—	471
Accrued pension	1,650	1,810
Accrued deferred compensation	2,081	1,886
Accrued taxes	1,993	1,188
Other	9,607	8,676

	$72,423	$76,304

Other long-term liabilities consist of the following at December 31, 2009 and December 31, 2008:

	December 31,	December 31,
(amounts in thousands)	2009	2008

Insurance	$2,714	$3,697
Pension liabilities	8,802	10,744
Multiemployer pension withdrawal liability	3,292	3,492
Product warranty	32,990	33,584
Long-term product claim liability	1,185	1,397
Long-term deferred compensation	1,821	3,416
Liabilities for tax uncertainties	9,735	7,806
Other	5,112	4,097

	$65,651	$68,233

11.	RESTRUCTURING

In September 2008, the Company commenced its plan to move certain metal production from its Valencia, Pennsylvania facility to its Sidney, Ohio facility. The Valencia facility remains open on a reduced production schedule, primarily performing contract coating for third parties. Total costs to move this production were approximately $2.0 million consisting of termination benefits and other restructuring costs of approximately $0.7 million and $1.3 million, respectively.

In November 2008, the Company announced the closure of its Hammonton, New Jersey and Phoenix, Arizona window and door manufacturing facilities. During December 2008, production began to shift to other locations and production ceased at Hammonton and Phoenix during 2009. By shifting production to other facilities within the Company, the closures reduced costs and increased operating efficiencies. Total costs are expected to be approximately $5.4 million, including approximately $1.0 million for personnel-related costs and approximately $4.4 million in other facilities-related costs, which include approximately $4.0 million in lease costs.

On April 2, 2009, the Company announced that it would consolidate production across several of its manufacturing facilities improving the Company’s overall operating efficiency. The Company’s plans included shifting the majority of the production from its Kearney, Missouri facility to its other three vinyl siding manufacturing facilities. The Company continues to operate the Kearney, Missouri facility on a limited basis until the housing market recovers. The Company also closed its Tupelo, Mississippi window and door manufacturing facility. In addition, the Company consolidated certain of the vinyl lineal production to its Rocky Mount, Virginia facility and realigned production of its west coast window and door facilities at Sacramento, California and Auburn, Washington to better serve customers and improve overall operating efficiency. In connection with the April 2, 2009 announcement, the Company expects to incur pre-tax exit and restructuring costs, all of which will be cash charges, of approximately $2.0 million, including approximately $0.9 million for personnel-related costs, approximately $0.1 million for contract termination costs, and approximately $1.0 million in other facilities-related costs.

The following table summarizes the Company’s restructuring activity for the year ended December 31, 2009:

			Cash
	Accrued as of	Adjustments	payments	Expensed	Accrued as of
	December 31,	during	during	during	December 31,
(amounts in thousands)	2008	2009	2009	2009	2009

Valencia, PA
Severance costs	$243	$—	$(346)	$103	$—
Equipment removal and other	—	—	(898)	898	—

	$243	$—	$(1,244)	$1,001	$—

Hammonton, NJ
Severance costs	$217	$(36)	$(872)	$691	$—
Other termination benefits	—	136	(136)	—	—
Contract terminations	—	312	(902)	2,463	1,873
Equipment removal and other	—	—	(191)	191	—

	$217	$412	$(2,101)	$3,345	$1,873

Phoenix, AZ
Severance costs	$11	$—	$(44)	$33	$—
Other termination benefits	—	16	(16)	—	—
Contract terminations	—	—	(674)	1,440	766
Equipment removal and other	—	—	(184)	184	—

	$11	$16	$(918)	$1,657	$766

Kearney, MO
Severance costs	$—	$—	$(650)	$650	$—
Equipment removal and other	—	—	(794)	794	—

	$—	$—	$(1,444)	$1,444	$—

Tupelo, MS
Severance costs	$—	$—	$(145)	$145	$—
Contract terminations	—	—	(31)	140	109
Equipment removal and other	—	—	(43)	43	—

	$—	$—	$(219)	$328	$109

Auburn, WA
Severance costs	$—	$—	$(90)	$90	$—
Equipment removal and other	—	—	(18)	18	—

	$—	$—	$(108)	$108	$—

For the year ended December 31, 2009, the Company incurred costs of approximately $7.9 million. Approximately $2.5 million was recorded in selling, general and administrative expenses in the Siding, Fencing and Stone segment and approximately $5.4 million was recorded primarily in selling, general and administrative expenses in the Windows and Doors segment.

12.	INCOME TAXES

The following is a summary of the components of earnings (loss) before provision (benefit) for income taxes:

	For the year ended December 31,
(amounts in thousands)	2009	2008	2007

Domestic	$(101,378)	$(548,749)	$(7,897)
Foreign	6,660	(19,677)	16,513

	$(94,718)	$(568,426)	$8,616

The following is a summary of the provision (benefit) for income taxes included in the accompanying consolidated statement of operations:

	For the year ended December 31,
(amounts in thousands)	2009	2008	2007

Federal:
Current	$(5,176)	$(628)	$142
Deferred	(17,825)	(62,281)	(2,707)

	(23,001)	(62,909)	(2,565)

State:
Current	$1,827	$298	$1,476
Deferred	1,149	(3,765)	(895)

	2,976	(3,467)	581

Foreign:
Current	$1,433	$3,976	$4,011
Deferred	626	(7,551)	1,607

	2,059	(3,575)	5,618

Total	$(17,966)	$(69,951)	$3,634

The table that follows reconciles the federal statutory income tax rate to the effective tax rate of approximately 18.9% for the year ended December 31, 2009, 12.3% for the year ended December 31, 2008, and 42.2% for the year ended December 31, 2007.

	For the year ended December 31,
(amounts in thousands)	2009	2008	2007

Income tax provision (benefit) at the federal statutory rate	$(33,151)	$(198,949)	$3,015
Net change from statutory rate:
Prior period federal adjustment	—	—	(563)
Valuation allowance	35,890	208	—
Federal impact of cancellation of debt income	(17,603)	—	—
State impact of cancellation of debt income	(1,187)	—	—
State income tax provision (benefit) net of federal income tax benefit, including the 2008 effect of Michigan change and goodwill impairment	(3,293)	(21,294)	542
Impairment of goodwill—federal	—	146,928	—
Taxes at non U.S. statutory rate	89	643	(161)
Additional provisions for uncertain tax provisions	1,114	1,703	269
Canadian rate differential	(361)	—	—
Other, net	536	810	532

	$(17,966)	$(69,951)	$3,634

The tax effect of temporary differences, which gave rise to significant portions of deferred income tax assets and liabilities as of December 31, 2009 and 2008 are as follows:

	December 31,	December 31,
(amounts in thousands)	2009	2008

Deferred tax assets:
Accounts receivable	$2,151	$2,125
Accrued rebates	—	900
Insurance reserves	2,882	2,982
Warranty reserves	11,929	12,517
Pension accrual	4,207	6,882
Deferred financing	—	2,797
Deferred compensation	272	70
Inventories	2,833	—
Plant closure/relocation	2,748	95
Original issue discount-cancellation of indebtedness	47,503	—
Capital loss carry-forwards and net operating loss carry-forwards	55,581	34,968
State net operating loss carry-forwards	8,471	5,725
Interest	4,559	—
Other assets, net	391	13,282
Valuation allowance	(37,050)	(1,067)

Total deferred tax assets	106,477	81,276
Deferred tax liabilities:
Property and equipment, net	(24,848)	(29,141)
Inventories	—	(4,402)
Intangible assets, net	(53,749)	(57,590)
Deferred financing	(11,138)	—
Cancellation of debt income	(10,089)	—
Other liabilities, net	(2,386)	(1,631)

Total deferred tax liabilities	(102,210)	(92,764)
Net deferred tax asset (liability)	$4,267	$(11,488)

Cancellation of indebtedness

Affiliates of the Company’s controlling stockholder purchased approximately $281.4 million of the Company’s 9% Senior Subordinated Notes during the year ended December 31, 2009. The cumulative affiliate purchases were made at amounts below the $281.4 million face value of the 9% Senior Subordinated Notes. The Company determined that approximately $121.5 million would be considered cancellation of indebtedness income (“CODI”) for tax purposes.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 (the “Act”). Among its provisions, the Act permits certain taxpayers to elect to defer the taxation of CODI arising from certain repurchases, exchanges or modifications of their outstanding debt that occur during 2009 and 2010. The CODI can be deferred for five years, if formally elected by the Company prior to September 2010, and then included in taxable income ratably over the next five years.

The Company determined that it was eligible to reduce CODI by certain tax attributes including net operating loss carryforwards for the year ended December 31, 2009. The Company reduced certain tax attributes including NOLs and tax basis in certain assets in lieu of recognizing approximately $121.5 million of CODI for income tax purposes during the year ended December 31, 2009.

Valuation allowance

As of December 31, 2009, a federal valuation allowance has been provided against certain deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. The Company considered the impact of reversible taxable temporary differences with regard to realization of tax assets to determine the amount of valuation allowance for 2009. Due to recent cumulative losses accumulated by the Company, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets. At December 31, 2008, the Company was in a net deferred tax liability position and had sufficient taxable income from reversing taxable temporary differences to realize the federal deferred tax assets. The Company scheduled out the reversing temporary differences associated with their deferred tax assets and deferred tax liabilities to conclude that a full valuation allowance was not necessary at December 31, 2008.

During the year ended December 31, 2009, the Company’s federal and state valuation allowance increased by approximately $29.7 million and $6.2 million, respectively. The Company currently has book goodwill of approximately $13.4 million that is not amortized and results in a deferred tax liability of approximately $2.2 million at December 31, 2009. Therefore, the reversal of deferred tax liabilities related to this goodwill is not considered a source of future taxable income in assessing the realization of its deferred tax assets. The Company continues to evaluate the realizability of its net deferred tax assets and its estimates are subject to change.

Other tax considerations

During 2009, the Company filed an amended federal income tax return for the year ended December 31, 2005 in order to adjust its net operating loss limitations. The Company recorded the resulting income tax benefit as an income tax receivable of approximately $4.1 million as of December 31, 2009, which has been recorded in prepaid expenses and other current assets in the consolidated balance sheet as of December 31, 2009.

The Worker, Homeownership, and Business Assistance Act of 2009 provided for a five year carryback of net operating losses for either 2008 or 2009 losses. Additionally, the ninety percent limitation on the usage of alternative minimum tax net operating loss deductions was suspended during this extended carryback period. The Company is eligible to receive a refund of the alternative minimum tax paid for tax years 2005 through 2007 totalling approximately $1.1 million, which has been recorded in prepaid expenses and other current assets in the consolidated balance sheet as of December 31, 2009.

As of December 31, 2009, the Company has approximately $158.8 million of federal net operating loss carry-forwards which can be used to offset future taxable income. These carry-forwards will expire between the years of 2017 and 2028 if not utilized. The Company has approximately $8.5 million (net of federal benefit) of deferred tax assets related to state NOL carry-forwards which can be used to offset future state taxable income. The Company has established a valuation allowance of approximately $7.3 million for these state NOL carry-forwards. During 2007, Ply Gem had approximately $0.4 million of unused capital loss carry-forwards that expired. The Company had established a valuation allowance for these carry-forwards. Further declines in the residential housing and remodeling markets could cause taxable income to decrease in future tax years and result in the need for additional valuation allowances on the federal and state level. Future tax planning strategies implemented by the Company could reduce or eliminate this risk.

The Company has not provided United States income taxes or foreign withholding taxes on un-remitted foreign earnings in Canada. Notwithstanding the provisions within the American Jobs Creation Act of 2004, the Company continues to consider these amounts to be permanently invested. As of December 31, 2009, accumulated foreign earnings in Canada were approximately $13.3 million.

Tax uncertainties

The Company records reserves for certain tax uncertainties based on the likelihood of an unfavorable outcome. As of December 31, 2009, the reserve is approximately $9.7 million which includes interest of approximately $1.3 million. Of this amount, approximately $15.5 million, if recognized, would have an impact on the Company’s effective tax rate. As of December 31, 2008, the reserve was approximately $7.8 million which includes interest of approximately $1.5 million.

The Company has elected to treat interest and penalties on uncertain tax positions as income tax expense in its consolidated statement of operations. Interest charges have been recorded in the contingency reserve account recorded within other long term liabilities in the consolidated balance sheet. The Company’s federal income tax returns for the tax years ended December 31, 2006, 2007 and 2008 are currently under examination by the Internal Revenue Service as well as the 2005 amended net operating loss limitation.

The following is a rollforward of tax contingencies from January 1, 2008 through December 31, 2009.

Balance at January 1, 2008	$6,877
Additions based on tax positions related to current year	—
Additions for tax positions of prior years	1,800
Reductions for tax positions of prior years	—
Settlement or lapse of applicable statutes	(1,287)

Unrecognized tax benefits balance at December 31, 2008	7,390
Additions based on tax positions related to current year	10,324
Additions for tax positions of prior years	687
Reductions for tax positions of prior years	—
Settlement or lapse of applicable statutes	—

Unrecognized tax benefits balance at December 31, 2009	$18,401

During the next 12 months, it is reasonably possible the Company may reverse $6.4 million of the tax contingency reserves primarily related to additional federal and state taxes that have expiring statutes of limitations.

13.	STOCK-BASED COMPENSATION

Stock option plan

On February 12, 2004, Ply Gem Investment Holdings’ Board of Directors adopted the Ply Gem Investment Holdings 2004 Stock Option Plan (the “Plan”) allowing for grants of options to purchase up to 148,050 shares of Ply Gem Investment Holdings common stock under nonqualified stock options or incentive stock options and on November 30, 2004, increased the grants allowed under the plan up to 184,065 shares. On February 24, 2006 in connection with the Alenco acquisition, a new holding company, Ply Gem Prime Holdings, was formed pursuant to a merger involving Ply Gem Investment Holdings. As a result, Ply Gem Prime Holdings became the sole shareholder of Ply Gem Investment Holdings, each outstanding share of capital stock of Ply Gem Investment Holdings was converted into a share of a corresponding class of shares of the capital stock of Ply Gem Prime Holdings and Ply Gem Prime Holdings assumed Ply Gem Investment Holdings’ obligations under the Ply Gem Investment Holdings 2004 Stock Option Plan and the Ply Gem Investment Holdings Phantom Stock Plan. In connection therewith, each outstanding stock option and phantom unit of Ply Gem Investment Holdings was converted on a 1:1 basis into a stock option and phantom unit of Ply Gem Prime Holdings. Employees, directors and consultants of Ply Gem Prime Holdings or any of its majority-owned subsidiaries are eligible for options, as specified in the Plan. Ply Gem Prime Holdings’ Board of Directors may, among other things, select recipients of options grants, determine whether options will be nonqualified or incentive stock options, set the number of shares that may be purchased pursuant to option exercise, and determine other terms and conditions of options. The exercise price of an option must be at least the estimated fair market value of a share of common stock as of the grant date. Options generally vest over five years from the date of grant, unless specified otherwise in any individual option agreement. Generally, options will expire on the tenth anniversary of the grant date or in connection with termination of employment. The Board of Directors has the discretion to accelerate the vesting and exercisability of outstanding options.

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing method. The assumptions used in the model are outlined in the following table:

	December 31,	December 31,	December 31,
	2009	2008	2007

Weighted average fair value of options granted	$0.72	$0.77	$0.75
Weighted average assumptions used:
Expected volatility	30%	30%	30%
Expected term (in years)	5	5	5
Risk-free interest rate	2.30%	4.92%	4.59%
Expected dividend yield	0%	0%	0%

A summary of changes in stock options outstanding during the year ended December 31, 2009 is presented below:

		Weighted-average
		exercise	Weighted-average remaining
	Stock options	price	contractual term (years)

Balance at January 1, 2009	314,694	$48.79	7.83
Granted	26,250	$80.00	9.96
Forfeited or expired	(6,900)	$44.20	—

Balance at December 31, 2009	334,044	$51.33	6.98

As of December 31, 2009, 105,094 options are 100% vested. At December 31, 2009, the Company had approximately $0.1 million of total unrecognized compensation expense that will be recognized over the weighted average period of 1.80 years.

Other share based compensation

Upon completion of each of the Ply Gem acquisition, MW acquisition and Alenco acquisition, certain members of management made a cash contribution to Ply Gem Prime Holdings in exchange for shares of Ply Gem Prime Holdings’ common stock. (As previously described, investments in connection with the Ply Gem acquisition and the MW acquisition were in Ply Gem Investment Holdings common stock, which stock was later converted into Ply Gem Prime Holdings common stock in connection with the Alenco acquisition.) Management’s shares of common stock are governed by the Ply Gem Prime Holdings Stockholders’ Agreement which gives the management participants put rights in certain circumstances to put the stock back to Ply Gem Prime Holdings at a price that is determined using defined formulas contained within the Stockholders’ Agreement. The Stockholders’ Agreement contains two separate put right price formulas. The determination of which put right price formula will be applicable to each of the participant’s common stock shares is based upon the participants reaching certain vesting requirements which are described in the Stockholders’ Agreement. The common shares generally vest at a rate of 20% per year of service, but may vest earlier if certain events occur. Based on the above, the Company has accounted for these awards of common shares under the modified transition method.

On September 29, 2006 the Company amended the put right section of its Stockholders’ Agreement to require that Stockholders must have held vested shares for a minimum of six-months from the last day of the quarter during which such shares vested in order to receive the put right price formula for vested shares to ensure that stockholders are exposed to the risks and rewards of true equity ownership. As a result, the Company modified its accounting treatment, and as of September 29, 2006, treated these as equity classified awards. On

September 29, 2006, the repurchase price under the put right formula was less than $0. As such, no compensation cost will be recognized for these shares.

Common stock shares
owned by management

Balance at January 1, 2009	642,895
Shares issued	—
Shares repurchased	—

Balance at December 31, 2009	642,895

Phantom stock

Upon the completion of the Ply Gem Acquisition and the MW Acquisition, certain members of management contributed their investment in predecessor companies in exchange for phantom common stock units and phantom preferred stock units which were governed by a phantom stock plan. Under the phantom stock plan, each participant’s interest in the plan was recorded in a bookkeeping account; however, no stock was initially issued under the phantom stock plan. Each account recorded a number of units so that, any “phantom common stock units” were deemed to be invested in common stock and any “phantom preferred stock units” were deemed invested in senior preferred stock. Under the plan, upon liquidation and payment of a participant’s account, the value of the account generally was to be paid to the participant either in cash or in shares of Prime Holdings’ stock having a fair market value equal to the account balance, in the discretion of Prime Holdings.

For the first three quarters of 2006, the phantom units were recognized by the Company as liability awards that had to be marked to market every quarter. During September 2006, the Company converted all phantom common and preferred stock units into a cash account payable on a fixed schedule in years 2007 and beyond. The value of the portion of each cash account that represented phantom common units equaled the number of phantom common stock units credited to the phantom plan account on September 25, 2006 multiplied by $10.00. From September 25, 2006 through January 31, 2007, the value of the cash account was updated as if interest was credited on such value and compounded at December 31, 2006 at a rate equal to the applicable federal rate for short-term loans. This portion of the account was paid to each party in a single lump-sum cash payment on January 31, 2007. The value of the portion of the cash account that represented the value of the phantom preferred stock units equaled the face amount of the number of shares of senior preferred stock represented by such units. This portion of the account is credited with deemed earnings, as if with interest, at an annual rate of 10% compounded semi-annually as of each June 30 and December 31, from the date of issuance of the phantom preferred stock unit through the date of payment. This portion of the account is payable on each of August 31, 2009, 2010, and 2011, such that one third of the original face amount, plus deemed earnings, is paid on each such date, or, if earlier, the officer’s death, disability or a change of control. During the year ended December 31, 2009, the Company made cash phantom stock payments of approximately $1.8 million. As of December 31, 2009 and 2008, the Company accrued on its consolidated balance sheet approximately $2.1 million and $1.9 million, respectively, in accrued expenses and taxes and approximately $1.8 million and $3.4 million, respectively in other long term liabilities for the phantom stock liability.

14.	SEGMENT INFORMATION

The Company defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. Operating segments meeting certain aggregation criteria may be combined into one reportable segment for disclosure purposes. Comparative information for prior years is presented to conform to our current organizational structure.

The Company has two reportable segments (which are also its operating segments): 1) Siding, Fencing, and Stone and 2) Windows and Doors. As a result of the USV acquisition, the Company shortened the name of its “Siding, Fencing, Railing and Decking” segment to “Siding, Fencing, and Stone” during 2008. The USV results were included within this segment from October 31, 2008 forward. The other operations within this segment remain unchanged.

The income before income taxes of each segment includes the revenue generated on transactions involving products within that segment less identifiable expenses. Unallocated income and expenses include items which are not directly attributed to or allocated to either of the Company’s reporting segments. Such items include interest, legal costs, corporate payroll, and unallocated finance and accounting expenses. Unallocated corporate assets include cash and certain receivables. Interest expense is presented net of interest income.

Following is a summary of the Company’s segment information:

	For the year ended December 31,
(amounts in thousands)	2009	2008	2007

Net sales
Siding, Fencing, and Stone	$577,390	$709,432	$828,124
Windows and Doors	373,984	465,587	535,422

	$951,374	$1,175,019	$1,363,546

Operating earnings (loss)
Siding, Fencing, and Stone	$77,756	$(75,431)	$73,560
Windows and Doors	(23,504)	(344,140)	36,134
Unallocated	(14,142)	(10,546)	(7,045)

	$40,110	$(430,117)	$102,649

Interest expense, net
Siding, Fencing, and Stone	$(169)	$(125)	$(110)
Windows and Doors	183	518	1,673
Unallocated	135,289	137,005	96,431

	$135,303	$137,398	$97,994

Depreciation and amortization
Siding, Fencing, and Stone	$29,341	$34,249	$33,858
Windows and Doors	26,740	27,389	20,168
Unallocated	190	127	41

	$56,271	$61,765	$54,067

Income tax expense (benefit)
Unallocated	$(17,966)	$(69,951)	$3,634
Capital expenditures
Siding, Fencing, and Stone	$3,562	$6,770	$11,260
Windows and Doors	4,222	9,491	8,757
Unallocated	23	308	—

	$7,807	$16,569	$20,017

Total assets
Siding, Fencing, and Stone	$604,753	$652,560	$819,408
Windows and Doors	333,876	360,094	715,559
Unallocated	43,404	91,399	81,186

	$982,033	$1,104,053	$1,616,153

The operating loss for the Siding, Fencing, and Stone segment and the Windows and Doors segment includes goodwill impairments of approximately $122.2 million and approximately $327.8 million, respectively, in 2008.

Our Canadian subsidiary, which had sales of approximately $63.7 million for the year ended December 31, 2009, represents a majority of our sales to foreign customers. Other subsidiaries’ sales outside the United States are less than 1% of our total sales.

15.	RELATED PARTY TRANSACTIONS

Under the General Advisory Agreement (the “General Advisory Agreement”) the Company entered into with an affiliate of CI Capital Partners LLC, formerly Caxton-Iseman Capital LLC (the “Caxton-Iseman Party”), the Caxton-Iseman Party provides the Company with acquisition and financial advisory services as the Board of Directors shall reasonably request. In consideration of these services, the Company agreed to pay the Caxton-Iseman Party (1) an annual fee equal to 2% of our earnings before interest, tax, depreciation and amortization, (“EBITDA”), as defined in such agreement, (2) a transaction fee, payable upon the completion by the Company of any acquisition, of 2% of the sale price, (3) a transaction fee, payable upon the completion by the Company of any divestitures, of 1% of the sale price, and (4) a transaction fee, payable upon the completion of the sale of the Company, of 1% of the sale price. EBITDA in the General Advisory Agreement is based on the Company’s net income (loss) plus extraordinary losses and/or any net capital losses realized, provision for income taxes, interest expense (including amortization or write-off of debt discount and debt issuance costs and commissions, and other items), depreciation and amortization, dividends paid or accrued on preferred stock, certain management fees paid to the Caxton-Iseman Party, charges related to certain phantom units, and a number of other items. The annual fee payable in any year may not exceed the amounts permitted under the senior credit facilities or the indenture governing the Senior Secured Notes, and the Caxton-Iseman Party is obligated to return any portion of the annual fee that has been prepaid if an event of default has occurred and is continuing under either the senior credit facilities or the indenture governing the Senior Secured Notes.

Under the Debt Financing Advisory Agreement (the “Debt Financing Advisory Agreement”) the Company entered into with the Caxton-Iseman Party, the Company paid the Caxton-Iseman Party a debt financing arrangement and advisory fee, equal to 2.375% of the aggregate amount of the debt financing incurred in connection with the Ply Gem Acquisition ($11.4 million), in the first quarter of 2004. Pursuant to the General Advisory Agreement, the Company paid the Caxton-Iseman Party a transaction fee of approximately $0.7 million in connection with the Pacific Windows Corporation acquisition in September 2007, and approximately $0.1 million in connection with the USV acquisition in October 2008 (in each case, the fee, as described above, was 2% of the purchase price paid in the respective acquisition). Under the “General Advisory Agreement” the Company paid and expensed as a component of selling, general, and administrative expenses, a management fee of approximately $2.5 million, $1.7 million, and $3.5 million, for the years ended December 31, 2009, 2008 and 2007, respectively.

The initial term of the General Advisory Agreement is 10 years, and is automatically renewable for consecutive one-year extensions, unless Ply Gem Industries or the Caxton-Iseman Party provide notice of termination. In addition, the General Advisory Agreement may be terminated by the Caxton-Iseman Party at any time, upon the occurrence of specified change of control transactions or upon an initial public offering of the Company’s shares or shares of any of the Company’s parent companies. If the General Advisory Agreement is terminated for any reason prior to the end of the initial term, Ply Gem Industries will pay to the Caxton-Iseman Party an amount equal to the present value of the annual advisory fees that would have been payable through the end of the initial term, based on the Company’s cost of funds to borrow amounts under the Company’s senior credit facilities.

On May 23, 2008, in connection with an amendment to the Company’s prior credit facilities and as a condition to such amendment, affiliates of CI Capital Partners LLC made (i) an $18 million cash investment in Ply Gem Prime Holdings and received 14,518 shares of Ply Gem Prime Holdings’ common stock and 210,482 shares of Ply Gem Prime Holdings’ Class A common stock and (ii) a $12 million cash investment in Ply Gem Investment Holdings, and received 12,000 shares of senior preferred stock. Ply Gem Prime Holdings and Ply Gem Investment Holdings then made an aggregate $30 million capital contribution to Ply Gem Holdings, which in turn contributed such amount to the capital of Ply Gem Industries.

During February 2010, certain affiliates of the Company’s controlling stockholder contributed approximately $218.8 million aggregate principal amount of 9% Senior Subordinated Notes to Ply Gem Industries in exchange for equity. During the year ended December 31, 2009, the Company paid these affiliates approximately $15.5 million of interest for the 9% Senior Subordinated Notes owned by these related parties.

16.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations:

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	December 31,	October 3,	July 4,	April 4,
(amounts in thousands (except per share data))	2009	2009	2009	2009

Net sales	$214,578	$293,469	$260,576	$182,751
Gross profit	48,350	77,378	62,745	13,060
Net income (loss)	(17,620)	4,385	(7,979)	(55,538)
Basic and diluted net income (loss) attributable to common stockholders per common share	$(176.20)	$43.85	$(79.79)	$(555.38)
Weighted average common shares outstanding

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	December 31,	September 27,	June 28,	March 29,
(amounts in thousands (except per share data))	2008	2008	2008	2008

Net sales	$234,541	$342,825	$341,280	$256,373
Gross profit	30,687	65,388	68,354	30,492
Net loss	(266,308)	(190,832)	(19,493)	(21,842)
Basic and diluted net loss attributable to common stockholders per common share	$(2,663.08)	$(1,908.32)	$(194.93)	$(218.42)
Weighted average common shares outstanding

The net loss for the quarter ended September 27, 2008 includes a goodwill impairment of $200.0 million and the net loss for the quarter ended December 31, 2008 includes a goodwill impairment of an additional $250.0 million.

17.	GUARANTOR/NON-GUARANTOR

The Senior Secured Notes and 9% Senior Subordinated Notes were both issued by our direct subsidiary, Ply Gem Industries, and the Senior Secured Notes are, and prior to their redemption in February 2010 the 9% Senior Subordinated Notes were, fully and unconditionally guaranteed on a joint and several basis by the Company and certain of Ply Gem Industries’ wholly owned subsidiaries. Accordingly, the following guarantor and non-guarantor information is presented as of December 31, 2009 and December 31, 2008, and for the years ended December 31, 2009, 2008, and 2007. The non-guarantor information presented represents our Canadian subsidiary, CWD.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the year ended December 31, 2009

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Holdings, Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Net sales	$—	$—	$887,662	$63,712	$—	$951,374
Costs and expenses:
Cost of products sold	—	—	706,670	43,171	—	749,841
Selling, general and administrative expenses	—	14,121	115,974	11,677	—	141,772
Intercompany administrative charges	—	—	13,138	1,016	(14,154)	—
Amortization of intangible assets	—	21	19,630	—	—	19,651

Total costs and expenses	—	14,142	855,412	55,864	(14,154)	911,264

Operating earnings (loss)	—	(14,142)	32,250	7,848	14,154	40,110
Foreign currency gain	—	—	—	475	—	475
Intercompany interest	—	121,035	(119,369)	(1,666)	—	—
Interest expense	—	(135,328)	(186)	—	—	(135,514)
Interest income		39	169	3		211
Intercompany administrative income	—	14,154	—	—	(14,154)	—

Income (loss) before equity in subsidiaries’ income (loss)	—	(14,242)	(87,136)	6,660	—	(94,718)
Equity in subsidiaries’ income (loss)	(76,752)	(65,211)	—	—	141,963	—

Income (loss) before provision (benefit) for income taxes	(76,752)	(79,453)	(87,136)	6,660	141,963	(94,718)
Provision (benefit) for income taxes	—	(2,701)	(17,324)	2,059	—	(17,966)

Net income (loss)	$(76,752)	$(76,752)	$(69,812)	$4,601	$141,963	$(76,752)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	4,709	—	4,709
Minimum pension liability for actuarial gain	—	853	305	—	—	1,158

Total comprehensive income (loss)	$(76,752)	$(75,899)	$(69,507)	$9,310	$141,963	$(70,885)

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the year ended December 31, 2008

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Holdings, Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Net sales	$—	$—	$1,092,830	$82,189	$—	$1,175,019
Costs and expenses:
Cost of products sold	—	—	925,876	54,222	—	980,098
Selling, general and administrative expenses	—	10,546	131,265	13,577	—	155,388
Intercompany administrative charges	—	—	10,937	—	(10,937)	—
Amortization of intangible assets	—	—	19,650	—	—	19,650
Goodwill impairment	—	—	418,549	31,451	—	450,000

Total costs and expenses	—	10,546	1,506,277	99,250	(10,937)	1,605,136

Operating loss	—	(10,546)	(413,447)	(17,061)	10,937	(430,117)
Foreign currency loss	—	—	—	(911)	—	(911)
Intercompany interest	—	128,864	(127,672)	(1,192)	—	—
Interest expense	—	(137,395)	—	(620)	—	(138,015)
Interest income		390	134	93		617
Intercompany administrative income	—	10,937	—	—	(10,937)	—

Loss before equity in subsidiaries’ loss	—	(7,750)	(540,985)	(19,691)	—	(568,426)
Equity in subsidiaries’ loss	(498,475)	(491,679)	—	—	990,154	—

Loss before benefit for income taxes	(498,475)	(499,429)	(540,985)	(19,691)	990,154	(568,426)
Benefit for income taxes	—	(954)	(65,423)	(3,574)	—	(69,951)

Net loss	$(498,475)	$(498,475)	$(475,562)	$(16,117)	$990,154	$(498,475)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	(9,517)	—	(9,517)
Minimum pension liability for actuarial loss	—	(2,855)	(2,806)	—	—	(5,661)

Total comprehensive loss	$(498,475)	$(501,330)	$(478,368)	$(25,634)	$990,154	$(513,653)

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
For the year ended December 31, 2007

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Holdings, Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Net sales	$—	$—	$1,275,571	$87,975	$—	$1,363,546
Costs and expenses:
Cost of products sold	—	—	1,024,632	58,521	—	1,083,153
Selling, general and administrative expenses	—	7,045	134,344	14,574	—	155,963
Intercompany administrative charges	—	—	12,762	—	(12,762)	—
Amortization of intangible assets	—	—	17,631	—	—	17,631
Intangible asset impairment	—	—	4,150	—	—	4,150

Total costs and expenses	—	7,045	1,193,519	73,095	(12,762)	1,260,897

Operating earnings (loss)	—	(7,045)	82,052	14,880	12,762	102,649
Foreign currency gain	—	—	—	3,961	—	3,961
Intercompany interest	—	91,418	(91,039)	(379)	—	—
Interest expense	—	(97,558)	(1)	(2,139)	—	(99,698)
Interest income		1,127	388	189		1,704
Intercompany administrative income	—	12,762	—	—	(12,762)	—

Income (loss) before equity in subsidiaries’ income (loss)	—	704	(8,600)	16,512	—	8,616
Equity in subsidiaries’ income (loss)	4,982	4,571	—	—	(9,553)	—

Income before provision (benefit) for income taxes	4,982	5,275	(8,600)	16,512	(9,553)	8,616
Provision (benefit) for income taxes	—	293	(2,111)	5,452	—	3,634

Net income (loss)	$4,982	$4,982	$(6,489)	$11,060	$(9,553)	$4,982

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	5,658	—	5,658
Minimum pension liability for actuarial gain	—	73	888	—	—	961

Total comprehensive income (loss)	$4,982	$5,055	$(5,601)	$16,718	$(9,553)	$11,601

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2009

	Guarantor
	Ply Gem	Issuer		Non-
	Holdings,	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Assets
Current assets:
Cash and cash equivalents	$—	$7,341	$2,592	$7,130	$—	$17,063
Accounts receivable, net	—	—	86,657	7,771	—	94,428
Inventories:
Raw materials	—	—	35,151	4,636	—	39,787
Work in process	—	—	22,632	711	—	23,343
Finished goods	—	—	32,505	2,445	—	34,950

Total inventory	—	—	90,288	7,792	—	98,080
Prepaid expenses and other current assets	—	512	15,793	3,143	—	19,448
Deferred income taxes	—	—	5,748	14	—	5,762

Total current assets	—	7,853	201,078	25,850	—	234,781
Investments in subsidiaries	(313,482)	(320,928)	—	—	634,410	—
Property and equipment, at cost:
Land	—	—	3,565	167	—	3,732
Buildings and improvements	—	—	34,639	1,048	—	35,687
Machinery and equipment	—	1,272	253,233	6,814	—	261,319

	—	1,272	291,437	8,029	—	300,738
Less accumulated depreciation	—	(425)	(155,023)	(3,588)	—	(159,036)

Total property and equipment, net	—	847	136,414	4,441	—	141,702
Other assets:
Intangible assets, net	—	—	174,064	—	—	174,064
Goodwill	—	—	382,472	10,366	—	392,838
Deferred income taxes	—	—	—	2,716	—	2,716
Intercompany note receivable	—	1,101,260	—	—	(1,101,260)	—
Other	—	34,704	1,228	—	—	35,932

Total other assets	—	1,135,964	557,764	13,082	(1,101,260)	605,550

	$(313,482)	$823,736	$895,256	$43,373	$(466,850)	$982,033

Liabilities and stockholder’s equity (deficit)
Current liabilities:
Accounts payable	$—	$4,354	$45,352	$3,127	$—	$52,833
Accrued expenses and taxes	—	22,745	47,424	2,254	—	72,423

Total current liabilities	—	27,099	92,776	5,381	—	125,256
Deferred income taxes	—	—	4,211	—	—	4,211
Intercompany note payable	—	—	1,088,999	12,261	(1,101,260)	—
Other long term liabilities	—	9,722	54,990	939	—	65,651
Long-term debt due to related parties	—	281,376	—	—	—	281,376
Long-term debt	—	819,021	—	—	—	819,021
Commitments and contingencies
Stockholder’s equity (deficit):
Preferred stock	—	—	—	—	—	—
Common stock	—	—	—	—	—	—
Additional paid-in-capital	209,939	209,939	153,646	7,246	(370,831)	209,939
Retained earnings (accumulated deficit)	(523,745)	(523,745)	(499,366)	13,439	1,009,672	(523,745)
Accumulated other comprehensive income	324	324	—	4,107	(4,431)	324

Total stockholder’s equity (deficit)	(313,482)	(313,482)	(345,720)	24,792	634,410	(313,482)

	$(313,482)	$823,736	$895,256	$43,373	$(466,850)	$982,033

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2008

	Guarantor
	Ply Gem	Issuer		Non-
	Holdings,	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Assets
Current assets:
Cash and cash equivalents	$—	$46,181	$4,490	$7,618	$—	$58,289
Accounts receivable, net	—	—	83,537	6,990	—	90,527
Inventories:
Raw materials	—	—	49,448	3,612	—	53,060
Work in process	—	—	27,137	948	—	28,085
Finished goods	—	—	40,133	2,134	—	42,267

Total inventory	—	—	116,718	6,694	—	123,412
Prepaid expenses and other current assets	—	3,956	15,559	470	—	19,985
Deferred income taxes	—	—	13,924	2,943	—	16,867

Total current assets	—	50,137	234,228	24,715	—	309,080
Investments in subsidiaries	(242,628)	(289,731)	—	—	532,359	—
Property and equipment, at cost:
Land	—	—	3,565	144	—	3,709
Buildings and improvements	—	—	34,378	828	—	35,206
Machinery and equipment	—	1,246	246,211	5,833	—	253,290

	—	1,246	284,154	6,805	—	292,205
Less accumulated depreciation	—	(257)	(119,426)	(2,511)	—	(122,194)

Total property and equipment, net	—	989	164,728	4,294	—	170,011
Other assets:
Intangible assets, net	—	—	193,604	—	—	193,604
Goodwill	—	—	381,854	8,925	—	390,779
Intercompany note receivable	—	1,107,260	—	—	(1,107,260)	—
Other	—	40,273	306	—	—	40,579

Total other assets	—	1,147,533	575,764	8,925	(1,107,260)	624,962

	$(242,628)	$908,928	$974,720	$37,934	$(574,901)	$1,104,053

Liabilities and stockholder’s equity (deficit)
Current liabilities:
Accounts payable	$—	$1,070	$55,304	$3,229	$—	$59,603
Accrued expenses and taxes	—	24,600	49,795	1,909	—	76,304

Total current liabilities	—	25,670	105,099	5,138	—	135,907
Deferred income taxes	—	—	28,355	—	—	28,355
Intercompany note payable	—	—	1,088,999	18,261	(1,107,260)	—
Other long term liabilities	—	11,700	55,623	910	—	68,233
Long-term debt	—	1,114,186	—	—	—	1,114,186
Commitments and contingencies
Stockholder’s equity (deficit):
Preferred stock	—	—	—	—	—	—
Common stock	—	—	—	—	—	—
Additional paid-in-capital	209,908	209,908	126,198	5,389	(341,495)	209,908
Retained earnings (accumulated deficit)	(446,993)	(446,993)	(429,554)	8,838	867,709	(446,993)
Accumulated other comprehensive income (loss)	(5,543)	(5,543)	—	(602)	6,145	(5,543)

Total stockholder’s equity (deficit)	(242,628)	(242,628)	(303,356)	13,625	532,359	(242,628)

	$(242,628)	$908,928	$974,720	$37,934	$(574,901)	$1,104,053

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2009

	Guarantor
	Ply Gem	Issuer		Non-
	Holdings,	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$(76,752)	$(76,752)	$(69,812)	$4,601	$141,963	$(76,752)
Adjustments to reconcile net
income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization expense	—	169	55,398	704	—	56,271
Non-cash interest expense, net	—	8,911	—	—	—	8,911
Gain on foreign currency transactions	—	—	—	(475)	—	(475)
Loss (gain) on sale of assets	—	—	22	(17)	—	5
Deferred income taxes	—	—	(16,676)	626	—	(16,050)
Equity in subsidiaries’ net income (loss)	76,752	65,211	—	—	(141,963)	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(3,120)	298	—	(2,822)
Inventories	—	—	26,430	(30)	—	26,400
Prepaid expenses and other current assets	—	3,441	(1,099)	(2,629)	—	(287)
Accounts payable	—	3,284	(10,482)	(622)	—	(7,820)
Accrued expenses and taxes	—	(3,437)	4,854	182	—	1,599
Cash payments on restructuring liabilities	—	—	(6,034)	—	—	(6,034)
Other	—	31	328	(187)	—	172

Net cash provided by (used in) operating activities	—	858	(20,191)	2,451	—	(16,882)
Cash flows from investing activities:
Capital expenditures	—	(23)	(7,572)	(212)	—	(7,807)
Proceeds from sale of assets	—	—	58	23	—	81
Other	—	—	(109)	—	—	(109)

Net cash used in investing activities	—	(23)	(7,623)	(189)	—	(7,835)
Cash flows from financing activities:
Proceeds from long-term debt	—	20,000	—	—	—	20,000
Net revolver payments	—	(35,000)	—	—	—	(35,000)
Proceeds from intercompany investment	—	(22,147)	25,916	(3,769)	—	— -
Debt issuance costs paid	—	(2,528)	—	—	—	(2,528)

Net cash provided by (used in) financing activities	—	(39,675)	25,916	(3,769)	—	(17,528)
Impact of exchange rate movement on cash	—	—	—	1,019	—	1,019

Net decrease in cash and cash equivalents	—	(38,840)	(1,898)	(488)	—	(41,226)
Cash and cash equivalents at the beginning of the period	—	46,181	4,490	7,618	—	58,289

Cash and cash equivalents at the end of the period	$—	$7,341	$2,592	$7,130	$—	$17,063

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

	Guarantor
	Ply Gem	Issuer		Non-
	Holdings,	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$(498,475)	$(498,475)	$(475,562)	$(16,117)	$990,154	$(498,475)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization expense	—	136	60,855	774	—	61,765
Fair value premium on purchased inventory	—	—	19	—	—	19
Non-cash interest expense, net	—	7,144	—	—	—	7,144
Loss on foreign currency transactions	—	—	—	911	—	911
Goodwill impairment	—	—	418,549	31,451	—	450,000
Loss on sale of assets	—	—	886	—	—	886
Write-off of debt financing costs	—	14,047	—	—	—	14,047
Deferred income taxes	—	—	(71,293)	(69)	—	(71,362)
Equity in subsidiaries’ net income (loss)	498,475	491,679	—	—	(990,154)	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	15,415	2,764	—	18,179
Inventories	—	—	3,046	260	—	3,306
Prepaid expenses and other current assets	—	2,649	(1,771)	(204)	—	674
Accounts payable	—	724	(21,306)	(1,303)	—	(21,885)
Accrued expenses and taxes	—	1,732	(6,315)	(11,322)	—	(15,905)
Cash payments on restructuring liabilities	—	—	(7,547)	—	—	(7,547)
Other	—	24	18	(664)	—	(622)

Net cash provided by (used in) operating activities	—	19,660	(85,006)	6,481	—	(58,865)
Cash flows from investing activities:
Capital expenditures	—	(704)	(14,765)	(1,100)	—	(16,569)
Proceeds from sale of assets	—	5,810	3,015	—	—	8,825
Acquisitions, net of cash acquired	—	—	(3,614)	—	—	(3,614)
Other	—	(129)	—	—	—	(129)

Net cash provided by (used in) investing activities	—	4,977	(15,364)	(1,100)	—	(11,487)
Cash flows from financing activities:
Proceeds from long-term debt	—	693,504	—	—	—	693,504
Net revolver borrowings	—	60,000	—	—	—	60,000
Proceeds from intercompany investment	—	(117,698)	99,437	18,261	—	— -
Payments on long-term debt	—	(657,347)	—	(20,563)	—	(677,910)
Debt issuance costs paid	—	(26,578)	—	—	—	(26,578)
Equity contributions	—	30,310	—	—	—	30,310
Equity repurchases	—	(1,093)	—	—	—	(1,093)

Net cash provided by (used in) financing activities	—	(18,902)	99,437	(2,302)	—	78,233
Impact of exchange rate movement on cash	—	—	—	(1,645)	—	(1,645)

Net increase (decrease) in cash and cash equivalents	—	5,735	(933)	1,434	—	6,236
Cash and cash equivalents at the beginning of the period	—	40,446	5,423	6,184	—	52,053

Cash and cash equivalents at the end of the period	$—	$46,181	$4,490	$7,618	$—	$58,289

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

	Guarantor
	Ply Gem	Issuer		Non-
	Holdings,	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$4,982	$4,982	$(6,489)	$11,060	$(9,553)	$4,982
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization expense	—	41	53,312	714	—	54,067
Fair value premium on purchased inventory	—	—	1,289	—	—	1,289
Non-cash interest expense, net	—	6,941	—	—	—	6,941
Gain on foreign currency transactions	—	—	—	(3,961)	—	(3,961)
Intangible asset impairment	—	—	4,150	—	—	4,150
Loss on sale of assets	—	—	356	—	—	356
Deferred income taxes	—	—	(2,856)	1,568	—	(1,288)
Equity in subsidiaries’ net income	(4,982)	(4,571)	—	—	9,553	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	33,665	(1,011)	—	32,654
Inventories	—	—	7,283	240	—	7,523
Prepaid expenses and other current assets	—	4,553	2,446	128	—	7,127
Accounts payable	—	131	(17,055)	(150)	—	(17,074)
Accrued expenses and taxes	—	(1,844)	(23,764)	2,282	—	(23,326)
Cash payments on restructuring liabilities	—	—	(210)	—	—	(210)
Other	—	45	(199)	768	—	614

Net cash provided by operating activities	—	10,278	51,928	11,638	—	73,844
Cash flows from investing activities:
Capital expenditures	—	—	(18,973)	(1,044)	—	(20,017)
Proceeds from sale of assets	—	—	63	—	—	63
Acquisitions, net of cash acquired	—	(36,453)	—	—	—	(36,453)

Net cash used in investing activities	—	(36,453)	(18,910)	(1,044)	—	(56,407)
Cash flows from financing activities:
Net revolver borrowings	—	—	—	—	—	—
Proceeds from intercompany investment	—	41,178	(36,832)	(4,346)	—	—
Payments on long-term debt	—	(6,373)	—	(4,250)	—	(10,623)
Debt issuance costs	—	(2,100)	—	—	—	(2,100)
Equity contributions	—	900	—	—	—	900
Equity repurchases	—	(3,245)	—	—	—	(3,245)

Net cash provided by (used in) financing activities	—	30,360	(36,832)	(8,596)	—	(15,068)
Impact of exchange rate movement on cash	—	—	—	863	—	863

Net increase (decrease) in cash and cash equivalents	—	4,185	(3,814)	2,861	—	3,232
Cash and cash equivalents at the beginning of the period	—	36,261	9,237	3,323	—	48,821

Cash and cash equivalents at the end of the period	$—	$40,446	$5,423	$6,184	$—	$52,053

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the three months ended
(amounts in thousands (except per share data))	April 3, 2010	April 4, 2009

Net sales	$204,205	$182,751
Costs and expenses:
Cost of products sold	167,308	169,691
Selling, general and administrative expenses	33,806	40,962
Amortization of intangible assets	6,794	4,906

Total costs and expenses	207,908	215,559

Operating loss	(3,703)	(32,808)
Foreign currency gain (loss)	104	(88)
Interest expense	(34,007)	(33,756)
Interest income	53	65
Gain on extinguishment of debt	98,187	—

Income (loss) before provision (benefit) for income taxes	60,634	(66,587)
Provision (benefit) for income taxes	6,532	(11,049)

Net income (loss)	$54,102	$(55,538)

Net earnings (loss) per common share:
Basic and diluted net income (loss) attributable to common stockholders per common share:	$541.02	$(555.38)

Weighted average common shares outstanding	100	100

Pro forma earnings (loss) per common share (unaudited):
Pro forma basic earnings (loss) per common share

Pro forma basic weighted average common shares outstanding

Pro forma diluted earnings (loss) per common share

Pro forma diluted weighted average common shares outstanding

See accompanying notes to condensed consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

(amounts in thousands (except per share data))	April 3, 2010	December 31, 2009

Assets
Current assets:
Cash and cash equivalents	$31,659	$17,063
Accounts receivable, less allowances of $5,470 and $5,467, respectively	114,960	94,428
Inventories:
Raw materials	41,731	39,787
Work in process	25,597	23,343
Finished goods	42,117	34,950

Total inventory	109,445	98,080
Prepaid expenses and other current assets	21,913	19,448
Deferred income taxes	—	5,762

Total current assets	277,977	234,781
Property and equipment, at cost:
Land	3,739	3,732
Buildings and improvements	35,763	35,687
Machinery and equipment	264,537	261,319

Total property and equipment	304,039	300,738
Less accumulated depreciation	(167,789)	(159,036)

Total property and equipment, net	136,250	141,702
Other assets:
Intangible assets, net	167,270	174,064
Goodwill	393,281	392,838
Deferred income taxes	3,605	2,716
Other	32,918	35,932

Total other assets	597,074	605,550

	$1,011,301	$982,033

Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$68,099	$52,833
Accrued expenses and taxes	92,231	72,423

Total current liabilities	160,330	125,256
Deferred income taxes	2,940	4,211
Other long term liabilities	65,084	65,651
Long-term debt due to related parties	—	281,376
Long-term debt	926,778	819,021
Commitments and contingencies
Stockholder’s deficit:
Preferred stock $0.01 par, 100 shares authorized, none issued and outstanding	—	—
Common stock $0.01 par, 100 shares authorized, issued and outstanding	—	—
Additional paid-in-capital	324,174	209,939
Accumulated deficit	(469,643)	(523,745)
Accumulated other comprehensive income	1,638	324

Total stockholder’s deficit	(143,831)	(313,482)

	$1,011,301	$982,033

See accompanying notes to condensed consolidated financial statements.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the three months ended
(amounts in thousands)	April 3, 2010	April 4, 2009

Cash flows from operating activities:
Net income (loss)	$54,102	$(55,538)
Adjustments to reconcile net income (loss) to cash
used in operating activities:
Depreciation and amortization expense	15,454	13,896
Non-cash interest expense, net	2,730	2,044
(Gain) loss on foreign currency transactions	(104)	88
Gain on extinguishment of debt	(98,187)	—
Deferred income taxes	3,746	(15,096)
Changes in operating assets and liabilities:
Accounts receivable, net	(20,160)	(15,926)
Inventories	(11,086)	17,044
Prepaid expenses and other current assets	(2,476)	(2,817)
Accounts payable	15,109	(11,514)
Accrued expenses and taxes	20,429	21,405
Cash payments on restructuring liabilities	(1,094)	(1,926)
Other	121	(376)

Net cash used in operating activities	(21,416)	(48,716)
Cash flows from investing activities:
Capital expenditures	(3,029)	(2,446)
Proceeds from sale of assets	1	21

Net cash used in investing activities	(3,028)	(2,425)
Cash flows from financing activities:
Proceeds from long-term debt	145,709	—
Net revolver borrowings	40,000	10,000
Payments on long-term debt	(141,191)	—
Debt issuance costs paid	(4,868)	(26)
Equity contributions	1,200	—
Equity repurchases	(1,900)	—

Net cash provided by financing activities	38,950	9,974
Impact of exchange rate movements on cash	90	93

Net increase (decrease) in cash and cash equivalents	14,596	(41,074)
Cash and cash equivalents at the beginning of the period	17,063	58,289

Cash and cash equivalents at the end of the period	$31,659	$17,215

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Ply Gem Holdings, Inc. and its subsidiaries (referred to herein as “Ply Gem Holdings”, “Ply Gem”, the “Company”, “we”, “us”, or “our”) have been prepared in accordance with U.S. generally accepted accounting principles as described in the consolidated financial statements and related notes included in our 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2010. These statements do not include all of the information and footnotes required by U.S. generally accepted accounting principles and should be read in conjunction with our 2009 Annual Report on Form 10-K. In management’s opinion, all normal and recurring adjustments considered necessary for a fair presentation have been included. Operating results for the period from January 1, 2010 through April 3, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

Prior to January 11, 2010, Ply Gem Holdings was a wholly owned subsidiary of Ply Gem Investment Holdings, Inc. (“Ply Gem Investment Holdings”), which was wholly owned by Ply Gem Prime Holdings, Inc. (“Ply Gem Prime”). Ply Gem Investment Holdings was incorporated on January 23, 2004 for the purpose of acquiring Ply Gem Industries, Inc. (“Ply Gem Industries”) from Nortek, Inc. (“Nortek”). The Ply Gem acquisition was completed on February 12, 2004, when Nortek sold Ply Gem Industries to Ply Gem Holdings, an affiliate of CI Capital Partners LLC pursuant to the terms of the stock purchase agreement among Ply Gem Investment Holdings, Nortek, and WDS LLC, dated as of December 19, 2003, as amended. Prior to February 12, 2004, the date of the Ply Gem acquisition, Ply Gem Holdings had no operations and Ply Gem Industries was wholly owned by a subsidiary of WDS LLC, which was a wholly owned subsidiary of Nortek. On February 24, 2006, in connection with the acquisition of Alenco, a new holding company, Ply Gem Prime Holdings, was formed pursuant to a merger involving Ply Gem Investment Holdings. As a result, Ply Gem Prime Holdings became the sole shareholder of Ply Gem Investment Holdings. On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime as the surviving corporation. As a result, Ply Gem Holdings is a wholly owned subsidiary of Ply Gem Prime.

The condensed consolidated balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements of Ply Gem Holdings at that date, but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The Company’s fiscal quarters are based on periods ending on the last Saturday of the last week in the quarter. Therefore, the financial results of certain fiscal quarters will not be comparable to the prior and subsequent fiscal quarters. The accompanying financial statements include the Company’s condensed consolidated statements of operations for the three month periods ended April 3, 2010 and April 4, 2009, the condensed consolidated statements of cash flows for the three month periods ended April 3, 2010 and April 4, 2009, and the condensed consolidated balance sheets for the Company as of April 3, 2010 and December 31, 2009.

Ply Gem is a diversified manufacturer of residential and commercial building products, which are sold primarily in the United States and Canada, and include a wide variety of products for the residential and commercial construction, the do-it-yourself and the professional remodeling and renovation markets. The demand for our products is seasonal, particularly in the Northeast and Midwest regions of the United States and western Canada where inclement weather during the winter months usually reduces the level of building and remodeling activity in both the home repair and remodeling and new home construction sectors. The Company’s sales are usually lower during the first and fourth quarters.

To a significant extent our performance is dependent upon the levels of home repair and remodeling and new home construction spending, all of which are affected by such factors as interest rates, inflation, consumer confidence, unemployment, and availability of consumer credit.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of Ply Gem Holdings and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated.

Unaudited Pro Forma Financial Information

The unaudited pro forma earnings (loss) per common share is being presented to give effect to the shares of Ply Gem Holdings common stock that will be issued in connection with the merger of the Company with its parent, Ply Gem Prime Holdings. In connection with the proposed initial public offering, the Company will merge with Ply Gem Prime Holdings, which will result in the conversion of outstanding common stock and preferred stock of its parent into common equity of Ply Gem Holdings and result in a single class of outstanding common stock (the “Reorganization”). In connection with this Reorganization, the outstanding options to purchase Ply Gem Prime Holdings common stock will convert into Ply Gem Holdings stock options. The pro forma weighted average common shares outstanding assume the conversion of the Ply Gem Prime Holdings common stock and preferred stock into shares of Ply Gem Holdings common stock upon the consummation of the Reorganization.

Reclassifications

Certain amounts in the prior fiscal year have been reclassified to conform to the presentation adopted in the current fiscal year with no effect on net income (loss) or accumulated deficit.

Accounting Policies and Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. generally accepted accounting principles involves estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expense during the reporting periods. Certain of the Company’s accounting policies require the application of judgment in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. The Company periodically evaluates the judgments and estimates used in their critical accounting policies to ensure that such judgments and estimates are reasonable. Such estimates include the allowance for doubtful accounts receivable, valuation reserve for inventories, warranty reserves, legal contingencies, assumptions used in the calculation of income taxes, and projected cash flows used in the goodwill and intangible asset impairment tests. These judgments are based on the Company’s historical experience, current trends and information available from other sources, and are based on management’s best estimates and judgments. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, and the depressed housing and remodeling market have combined to increase the uncertainty inherent in such estimates and assumptions. If different conditions result from those assumptions used in the Company’s judgments, actual results could be materially different from the Company’s estimates.

Inventories

Inventories in the accompanying condensed consolidated balance sheets are valued at the lower of cost or market. The Company records provisions, as appropriate, to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory often requires the Company to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales may cause actual results to differ from estimates at the time such inventory is disposed or sold. As of April 3, 2010, the Company had inventory purchase commitments of approximately $65.0 million. Inventory reserves were approximately $7.1 million at April 3, 2010, increasing approximately $0.4 million compared to the December 31, 2009 reserve balance of approximately $6.7 million.

Goodwill and other Long-lived Assets

Long-lived assets

The Company reviews long-lived assets for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on the asset’s fair value and the discounted cash flow.

As of December 31, 2009, the Company determined that the continued decline in the US housing market required a re-evaluation of the Company’s forecasts. The Company tested for impairment using the “Step One” test for asset groups held and used, and determined that further impairment testing of the fair value of the asset groups (under “Step Two”) was not necessary at December 31, 2009 because the undiscounted cash flows exceeded the carrying values of the long-lived asset groups. There were no indications of impairment during the quarter ended April 3, 2010.

The Company tests for long-lived asset impairment at the following asset group levels: i) Siding, Fencing, and Stone (“Siding”), ii) the combined US Windows companies in the Windows and Doors segment (“US Windows”), and iii) Ply Gem Canada (formerly known as CWD Windows and Doors, Inc.) in the Windows and Doors segment. For purposes of recognition and measurement of an impairment loss, a long-lived asset or asset group should represent the lowest level for which an entity can separately identify cash flows that are largely independent of the cash flows of other assets and liabilities. Ply Gem concluded that the lowest level for identifiable cash flows is Siding, US Windows and Ply Gem Canada. This is one level below the segment reporting unit of “Windows and Doors” and reflects the lowest level of identifiable cash flows. Management believes that the US Windows unit cannot be further broken down as a result of the 2008 US Windows reorganization. As a result, Ply Gem now markets themselves to US Windows customers as one company rather than separate companies. In addition, certain manufacturing facilities provide inventory to multiple window divisions for assembling the final products. Therefore, from an economic standpoint, the Company evaluates the cash flows as a group rather than at the divisional levels. The US Windows and Ply Gem Canada financial data is the lowest level of reliable information that is prepared and reviewed by management on a consistent basis. The Company made a similar conclusion for Siding as its product lines are grouped at a Siding level as there are interdependencies between products.

Goodwill

The Company evaluates goodwill for impairment on an annual basis and whenever events or business conditions warrant. All other intangible assets are amortized over their estimated useful lives. The Company assesses goodwill for impairment during the fourth quarter of each year and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. To evaluate goodwill for impairment, the Company estimates the fair value of reporting units considering such factors as discounted cash flows and valuation multiples for comparable publicly traded companies. A significant reduction in projected sales and earnings which would lead to a reduction in future cash flows could indicate potential impairment. There were no indications of impairment during the quarter ended April 3, 2010 that would trigger an interim impairment test.

Debt Issuance Costs

Debt issuance costs, composed of facility, agency, and certain legal fees associated with acquiring new debt financing, are amortized over the contractual term of the related agreement using the effective interest method. Debt issuance costs, net of accumulated amortization, were approximately $24.4 million and $27.3 million at April 3, 2010 and December 31, 2009, respectively, and have been recorded in other long term assets in the accompanying condensed consolidated balance sheets.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes which requires that deferred tax assets and liabilities be recorded to reflect the future tax consequences of temporary differences between the book and tax basis of various assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period in which the rate change occurs. A valuation allowance is established to offset any deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Estimates are required with respect to, among other things, the appropriate state income tax rates used in the various states that the Company and its subsidiaries are required to file, the potential utilization of operating and capital loss carry-forwards for both federal and state income tax purposes and valuation allowances required, if any, for tax assets that may not be realized in the future. The Company establishes reserves when, despite our belief that our tax return positions are fully supportable, certain positions could be challenged, and the positions may not be fully sustained. Subsequent to February 12, 2004, U.S. federal income tax returns are prepared and filed by Ply Gem Investment Holdings, Inc. on behalf of itself, Ply Gem Holdings, and Ply Gem Industries and its subsidiaries. The tax sharing agreement between Ply Gem Holdings and Ply Gem Investment Holdings under which tax liabilities for each respective party are computed on a stand-alone basis, was amended during 2006 to include Ply Gem Prime. On January 11, 2010, Ply Gem Investment Holdings was merged with and into Ply Gem Prime, with Ply Gem Prime as the surviving corporation. As a result, each outstanding share of senior preferred stock of Ply Gem Investment Holdings was converted into a share of a corresponding class of shares of the capital stock of Ply Gem Prime.

U.S. subsidiaries file unitary, combined federal income tax returns and separate state income tax returns. Ply Gem Canada files separate Canadian income tax returns.

Foreign Currency

The Company’s Canadian subsidiary, Ply Gem Canada, utilizes the Canadian dollar as its functional currency. For reporting purposes, the Company translates the assets and liabilities of its foreign subsidiary at the exchange rates in effect at the end of the reporting periods. Net sales and expenses are translated using average exchange rates in effect during the reporting periods. Gains and losses from foreign currency translation are credited or charged to accumulated other comprehensive income (loss) in the accompanying condensed consolidated balance sheets.

For the three month periods ended April 3, 2010 and April 4, 2009, the Company recorded a gain from foreign currency transactions of approximately $0.1 million and a loss from foreign currency transactions of approximately $0.1 million, respectively. As of April 3, 2010, and December 31, 2009, accumulated other comprehensive income included a currency translation adjustment of approximately $5.4 million and $4.1 million, respectively.

Concentration of Credit Risk

The accounts receivable balance related to one customer of the Siding, Fencing and Stone segment was approximately $9.8 million and $5.5 million at April 3, 2010 and December 31, 2009, respectively. This customer accounted for approximately 8.6% of net sales for the three month period ended April 3, 2010 and 10.2% of net sales for the three months ended April 4, 2009.

Fair Value Measurement

The Company adopted the fair value accounting standard during the first quarter of 2008. The accounting standard for fair value provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This standard does not apply measurements related to share-based payments, nor does it apply to measurements related to inventory.

The accounting standard for fair value discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The standard utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Inputs that reflect the reporting entity’s own assumptions.

The hierarchy requires the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. The Company’s population of recurring financial assets and liabilities subject to fair value measurements and the necessary disclosures are as follows:

			Quoted prices	Significant
			in active markets	other	Significant
		Fair	for identical	observable	unobservable
	Carrying	value	assets	inputs	inputs
(amounts in thousands)	value	total	(level 1)	(level 2)	(level 3)

As of April 3, 2010:
Assets:
Certificates of deposit	$600	$600	$600	$—	$—

Liabilities:
Senior Subordinated Notes-13.125%	$150,000	$156,000	$156,000	$—	$—
Senior Secured Notes-11.75%	725,000	766,688	766,688	—	—

	$875,000	$922,688	$922,688	$—	$—

As of December 31, 2009:
Assets:
Certificates of deposit	$600	$600	$600	$—	$—

Liabilities:
Senior Subordinated Notes-9%	$360,000	$302,400	$302,400	$—	$—
Senior Secured Notes-11.75%	725,000	725,000	725,000	—	—

	$1,085,000	$1,027,400	$1,027,400	$—	$—

The fair value of the long-term debt instruments was determined by utilizing available market information. The carrying value of the Company’s other financial instruments approximates their fair value.

In accordance with the fair value accounting standard, certain non-financial assets and non-financial liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Certain non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis include non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

Earnings (loss) per common share

Basic and diluted earnings per share (“EPS”) is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares outstanding. The Company had 100 shares of common stock outstanding for the three months ended April 3, 2010 and April 4, 2009. In addition, all stock options and preferred stock are issued at the Ply Gem Prime level; therefore, no dilutive effect would exist at Ply Gem Holdings as these amounts have been recorded within additional paid in capital. Consequently, for purposes of EPS the Company calculated the amounts as net income (loss) divided by the 100 shares of common stock outstanding.

In connection with the proposed initial public offering, the Company will merge with its parent company, Ply Gem Prime Holdings, which will result in the conversion of outstanding common stock and preferred stock of its parent into Ply Gem Holdings common equity and result in a single class of outstanding common stock. In connection with this Reorganization, the outstanding options to purchase Ply Gem Prime Holdings common stock will convert into Ply Gem Holdings stock options.

The unaudited pro forma earnings (loss) per common share is being presented to show the impact of the conversion of the outstanding common stock and preferred stock of Ply Gem Prime Holdings to Ply Gem Holdings common stock that will occur in connection with the Reorganization. The unaudited pro forma basic earnings (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the unaudited pro forma weighted average number of common shares outstanding for the period.

The following details the computation of the pro forma earnings (loss) per common share:

	For Three Months Ended
	April 3, 2010	April 4, 2009
(amounts in thousands (except per share data))	(unaudited)	(unaudited)

Net Income (loss)	$54,102	$(55,538)

Unaudited pro forma weighted average common share calculation:
Conversion of Ply Gem Prime Holdings common stock
Conversion of Ply Gem Prime Holdings preferred stock
Unaudited basic pro forma weighted average shares outstanding
Treasury stock effect of outstanding stock options
Unaudited diluted pro forma weighted average shares outstanding

Pro forma earnings (loss) per common share):
Pro forma basic earnings (loss) per common share
Pro forma diluted earnings (loss) per common share

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) revised the authoritative guidance for accounting for transfers of financial assets, which requires enhanced disclosures regarding transfers of financial assets, including securitization transactions, and continuing exposure to the related risks. The guidance eliminates the concept of a qualifying special-purpose entity and changes the requirements for derecognizing financial assets and is effective for the Company beginning October 3, 2010. The Company is currently evaluating the impact of adopting this guidance; however, it is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2009, the FASB revised the authoritative guidance for consolidating variable interest entities, which changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance and is effective for the Company beginning October 3, 2010. The Company is currently evaluating the impact the adoption of this guidance will have on its consolidated financial statements.

In January 2010, the FASB issued authoritative guidance which requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. This guidance was effective for the Company in the current quarter, except for the Level 3 activity disclosures, which are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance, which impacts any fair value disclosures, is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

2.	GOODWILL

The Company records the excess of purchase price over the fair value of the net assets of acquired companies as goodwill or other identifiable intangible assets. The Company performs an annual test for goodwill impairment during the fourth quarter of each year and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value. The Company has defined its reporting units and performs the impairment testing of goodwill at the operating segment level. The Company has aggregated US Windows and Ply Gem Canada into a single reporting unit since they have similar economic characteristics. Thus, the Company has two reporting units: 1) Siding, Fencing, and Stone and 2) Windows and Doors. Separate valuations are performed for each of these reporting units in order to test for impairment.

The Company uses the two-step method to determine goodwill impairment. If the carrying amount of a reporting unit exceeds its fair value (Step One), the Company measures the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including previously unrecognized intangible assets (Step Two). The excess of the reporting unit’s fair value over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill. There was no goodwill impairment at December 31,

2009 and no impairment indicators which would trigger an interim impairment test during the quarter ended April 3, 2010.

To determine the fair value of its reporting units, the Company equally considers both the income and market valuation methodologies. The income valuation methodology uses the fair value of the cash flows that the reporting unit can be expected to generate in the future. This method requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows for the reporting unit over a multi-year period as well as determine the weighted average cost of capital to be used as the discount rate. The Company also utilizes the market valuation method to estimate the fair value of the reporting units by utilizing comparable public company multiples. These comparable public company multiples are then applied to the reporting unit’s financial performance. During the year ended December 31, 2009, the Company utilized forward looking market multiples for its reporting units. The forward multiples were used since each reporting unit incurred various restructuring activities during 2009. The market approach is more volatile as an indicator of fair value as compared to the income approach as internal forecasts and projections have historically been more stable. Since each approach has its merits, the Company equally weights the approaches to balance the internal and external factors affecting the Company’s fair value, which is consistent with prior years.

The Company’s fair value estimates of its reporting units and goodwill are sensitive to a number of assumptions including discount rates, cash flow projections, operating margins, and comparable market multiples. In order to accurately forecast future cash flows, the Company estimates single family housing starts and the repair and remodeling market’s growth rates. However, there is no assurance that: 1) valuation multiples will not decline further , 2) discount rates will not increase, or 3) the earnings, book values or projected earnings and cash flows of the Company’s reporting units will not decline. The Company will continue to analyze changes to these assumptions in future periods. The Company will continue to evaluate goodwill during future periods and further declines in the residential housing and remodeling markets could result in additional goodwill impairments.

The reporting unit goodwill balances were as follows as of April 3, 2010 and December 31, 2009:

(amounts in thousands)	April 3, 2010	December 31, 2009

Windows and Doors	$73,174	$72,731
Siding, Fencing and Stone	320,107	320,107

	$393,281	$392,838

The increase in goodwill during the three months ended April 3, 2010 was due to currency translation adjustments of approximately $0.4 million.

3.	INTANGIBLE ASSETS

The following table presents the components of intangible assets as of April 3, 2010 and December 31, 2009:

	Average
	amortization
	period		Accumulated	Net carrying
(amounts in thousands)	(in years)	Cost	amortization	value

As of April 3, 2010
Patents	14	$12,770	$(5,713)	$7,057
Trademarks/tradenames	11	85,644	(24,827)	60,817
Customer relationships	13	158,158	(59,348)	98,810
Other	4	1,631	(1,045)	586

Total intangible assets		$258,203	$(90,933)	$167,270

As of December 31, 2009
Patents	14	$12,770	$(5,477)	$7,293
Trademarks/tradenames	15	85,644	(21,475)	64,169
Customer relationships	13	158,158	(56,249)	101,909
Other	4	1,631	(938)	693

Total intangible assets		$258,203	$(84,139)	$174,064

Amortization expense for the remainder of 2010 and for fiscal years 2011, 2012, 2013, and 2014 is estimated to be approximately $20.3 million, $26.7 million, $26.6 million, $16.5 million, and $15.1 million, respectively. During the quarter ended April 3, 2010, the Company decreased the remaining useful life of certain trademarks in the Windows and Doors segment to 3 years (applied prospectively) as a result of future marketing plans regarding the use of certain trademarks. The Company determined that the trademarks’ undiscounted cash flows over the abbreviated 3 year period exceeded the carrying value of these trademarks. As a result, there was no further impairment test conducted for these trademarks. For the quarter ended April 3, 2010, the Company incurred approximately $1.9 million of increased amortization expense compared to the quarter ended April 4, 2009.

4.	COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of the following:

	For the three months ended
(amounts in thousands)	April 3, 2010	April 4, 2009

Net income (loss)	$54,102	$(55,538)
Foreign currency translation adjustment	1,314	(407)

Comprehensive income (loss)	$55,416	$(55,945)

5.	LONG-TERM DEBT

Long-term debt in the accompanying condensed consolidated balance sheets at April 3, 2010 and December 31, 2009 consists of the following:

(amounts in thousands)	April 3, 2010	December 31, 2009

Senior secured asset based revolving credit facility	$65,000	$25,000
9% Senior subordinated notes due 2012, net of unamortized premium of $0 and $105	—	360,105
11.75% Senior secured notes due 2013, net of unamortized discount of $9,132 and $9,708	715,868	715,292
13.125% Senior subordinated notes due 2014, net of unamortized discount of $4,090	145,910	—

	$926,778	$1,100,397
Less:
9% Senior subordinated notes due to related parties including unamortized premium of $0 and $82	—	281,376

	$926,778	$819,021

11.75% Senior Secured Notes due 2013

On June 9, 2008, Ply Gem Industries issued $700.0 million of 11.75% senior secured notes due 2013 (the “Senior Secured Notes”) at an approximate 1.0% discount, yielding proceeds of approximately $693.5 million. Ply Gem Industries used the proceeds to repay all of the outstanding indebtedness under the then existing senior secured credit facility of approximately $676.2 million of term loan borrowings and approximately $15.0 million of revolver borrowings. The Senior Secured Notes will mature on June 15, 2013 and bear interest at the rate of 11.75% per annum. Interest will be paid semi-annually on June 15 and December 15 of each year. On October 23, 2009, Ply Gem Industries issued an additional $25.0 million of its Senior Secured Notes in a private placement transaction. The net proceeds of $20.0 million were utilized for general corporate purposes. The additional $25.0 million of Senior Secured Notes has the same terms and covenants as the initial $700.0 million of Senior Secured Notes.

Prior to April 1, 2011, Ply Gem Industries may redeem up to 35% of the aggregate principal amount of the Senior Secured Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 111.75% of the aggregate principal amount of the Senior Secured Notes, plus accrued and unpaid interest, if any, provided that at least 65% of the original aggregate principal amount of the Senior Secured Notes remains outstanding after the redemption. In addition, not more than once during any twelve-month period, Ply Gem Industries may redeem up to $70.0 million of the Senior Secured Notes at a redemption price equal to 103% of the aggregate amount of the Senior Secured Notes, plus accrued and unpaid interest, if any. At any time on or after April 1, 2011, Ply Gem Industries may redeem the Senior Secured Notes, in whole or in part, at declining redemption prices set forth in the indenture governing the Senior Secured Notes, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

The Senior Secured Notes are fully and unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (the “Guarantors”). The indenture governing the Senior Secured Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into agreements restricting their ability to pay dividends, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio of Ply Gem Industries would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding, debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding, debt pursuant to a general debt basket in an aggregate amount not to exceed $25.0 million at any one time outstanding and the refinancing of other debt under certain circumstances. As of April 3, 2010, Ply Gem Industries only had $5.0 million of availability under its general debt basket following the October 2009 issuance of additional Senior Secured Notes. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $500,000 in any calendar year and to pay customary and reasonable costs and expenses of an offering of securities that is not consummated.

On November 3, 2008, Ply Gem Industries completed its exchange offer with respect to the Senior Secured Notes by exchanging $700.0 million Senior Secured Notes, which were registered under the Securities Act of 1933, as amended (the “Securities Act”), for $700.0 million of the issued and outstanding Senior Secured Notes. Upon completion of the exchange offer, all issued and outstanding Senior Secured Notes were registered under the Securities Act. However, the issuance of $25.0 million of Senior Secured Notes in October 2009 was not registered under the Securities Act and there is no contractual requirement to register these Senior Secured Notes.

The Senior Secured Notes and the related guarantees are secured on a first-priority lien basis by substantially all of the assets (other than the assets securing the Company’s obligations under the senior secured asset based revolving credit facility, which consist primarily of accounts receivable and inventory) of Ply Gem Industries and the Guarantors and on a second-priority lien basis by the assets that secure the asset based revolving credit facility.

In addition, the Company’s stock ownership in its subsidiaries collateralizes the Senior Secured Notes to the extent that such equity interests and other securities can secure the notes without Rule 3-16 of Regulation S-X under the Securities Act requiring separate financial statements of such subsidiary to be filed with the Securities and Exchange Commission. As of April 3, 2010, no subsidiary’s stock has been excluded from the collateral arrangement due to the Rule 3-16 requirement.

Senior Secured Asset Based Revolving Credit Facility due 2013

Concurrently with the Senior Secured Notes offering on June 9, 2008, Ply Gem Industries, the Company and the subsidiaries of Ply Gem Industries entered into a new senior secured asset-

based revolving credit facility (the “ABL Facility”). The ABL Facility initially provided for revolving credit financing of up to $150.0 million, subject to borrowing base availability, with a maturity of five years (June 2013) including sub-facilities for letters of credit, swingline loans, and borrowings in Canadian dollars and United States dollars by Ply Gem Canada.

The ABL Facility provides that the revolving commitments may be increased to $200.0 million, subject to certain terms and conditions. The Company had borrowings of $65.0 million and $25.0 million outstanding under the ABL Facility as of April 3, 2010 and December 31, 2009, respectively. As of April 3, 2010, Ply Gem Industries had approximately $103.3 million of contractual availability and approximately $63.5 million of borrowing base availability under the ABL Facility, reflecting $65.0 million of borrowings outstanding and approximately $6.7 million of letters of credit issued.

In July 2009, the Company amended the ABL Facility to increase the available commitments by $25.0 million from $150.0 million to $175.0 million. As a condition to this availability increase, the applicable margins payable on the loans were increased and made subject to certain minimums. The July 2009 amendment also changed both the availability threshold for certain cash dominion events and compliance with the fixed charge coverage ratio and other covenants.

In October 2009, the Company amended the ABL Facility to allow for the issuance of $25.0 million of additional Senior Secured Notes and to permit certain refinancing transactions with respect to the 9% senior subordinated notes due 2012 (the “9% Senior Subordinated Notes”). The October amendment also permits Ply Gem Industries to issue equity securities to Ply Gem Holdings, its parent. The October 2009 amendment did not affect the $175.0 million availability amount or the applicable interest rate margins under the ABL Facility.

The interest rates applicable to loans under the ABL Facility are, at the Company’s option, equal to either a base rate plus an applicable interest margin, or an adjusted LIBOR rate plus an applicable interest margin, as defined in the ABL Facility credit agreement. As of April 3, 2010, the Company’s interest rate on the ABL Facility was approximately 6.0%. The ABL Facility contains a requirement to maintain a fixed charge coverage ratio of 1.1 to 1.0 if the Company’s excess availability is less than the greater of (a) 15% of the lesser of (i) the commitments and (ii) the borrowing base and (b) $20.0 million. The fixed charge coverage ratio was not applicable at any point during the first quarter of 2010.

All obligations under the ABL Facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the assets of Ply Gem Industries and the Guarantors, including a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing and a second-priority security interest in, and mortgages on, substantially all of Ply Gem Industries’ material owned real property and equipment and all assets that secure the Senior Secured Notes on a first-priority basis. In addition to being secured by the collateral securing the obligations of Ply Gem Industries under the domestic collateral package, the obligations of Ply Gem Canada, which is a borrower under the Canadian sub-facility under the ABL Facility, are also secured by a first-priority security interest in substantially all of the assets of such Canadian subsidiary, plus additional mortgages in Canada, and a pledge by Ply Gem Industries of the remaining 35% of the equity interests of Ply Gem Canada pledged only to secure the Canadian sub-facility.

The ABL Facility contains certain covenants that limit the Company’s ability and the ability of its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell assets. In particular, the Company is permitted to incur additional debt in limited circumstances, including permitted subordinated indebtedness in an aggregate principal amount not to exceed $50.0 million at any time outstanding (subject to the ability to incur additional permitted subordinated debt provided that immediately after giving effect to such incurrence excess availability is more than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the fixed charge coverage ratio), purchase money indebtedness in an aggregate amount not to exceed $15.0 million at any one time outstanding, debt of foreign subsidiaries (other than Canadian subsidiaries) in an aggregate amount not to exceed $2.5 million at any one time outstanding, unsecured debt in an aggregate amount not to exceed $50.0 million at any one time outstanding and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers, directors or employees under certain circumstances, to pay taxes, to pay operating and other corporate overhead costs and expenses in the ordinary course of business in an aggregate amount not to exceed $2.0 million in any calendar year plus reasonable and customary indemnification claims of its directors and executive officers and to pay fees and expenses related to any unsuccessful debt or equity offering. Ply Gem Industries may also make additional payments to Ply Gem Holdings which may be used by Ply Gem Holdings to pay dividends or make other distributions on its stock under the ABL Facility so long as before and after giving effect to such dividend or other distribution excess availability is greater than 25% of the lesser of the total borrowing base and the aggregate commitments and Ply Gem Industries is in pro forma compliance with the consolidated fixed charge coverage ratio.

9.00% Senior Subordinated Notes due 2012

Concurrently with the acquisition of Ply Gem Industries on February 12, 2004, Ply Gem Industries issued $225.0 million aggregate principal amount of its 9% Senior Subordinated Notes due 2012, which are guaranteed by Ply Gem Holdings and the domestic subsidiaries of Ply Gem Industries. Subsequently, in August 2004, in connection with the MW acquisition, Ply Gem Industries issued an additional $135.0 million of 9% Senior Subordinated Notes, which are guaranteed by Ply Gem Holdings and the domestic subsidiaries of Ply Gem Industries, including MWM Holding and its subsidiaries. Ply Gem Industries pays interest semi-annually on February 15 and August 15 of each year. As of December 31, 2009, certain affiliates of the Company’s controlling stockholder owned approximately $281.4 million of the outstanding 9% Senior Subordinated Notes.

In connection with the issuance of $150.0 million aggregate principal amount of 13.125% Senior Subordinated Notes due 2014 on January 11, 2010 (see description in corresponding section below), Ply Gem Industries redeemed approximately $141.2 million aggregate principal amount of the 9% Senior Subordinated Notes on February 16, 2010 at a redemption price of 100% of the principal amount thereof plus accrued interest. The Company accounted for this transaction as a debt extinguishment. In addition to this debt extinguishment, approximately $218.8 million aggregate principal amount of the 9% Senior Subordinated Notes held by certain affiliates of the Company’s controlling stockholder were transferred to the Company’s indirect stockholders and ultimately to Ply Gem Prime Holdings, the Company’s indirect parent company. Such notes were then transferred to Ply Gem Holdings and then to Ply Gem Industries as a capital contribution and cancelled on February 12, 2010. As such, these 9% Senior Subordinated Notes were not outstanding as of April 3, 2010.

Gain on extinguishment of debt

As a result of the $141.2 million redemption of the 9% Senior Subordinated Notes on February 16, 2010, the Company recognized a loss on extinguishment of debt of approximately $2.2 million related predominantly to the write off of unamortized debt issuance costs. On February 12, 2010, as a result of the $218.8 million contribution of the 9% Senior Subordinated Notes by an affiliate of the Company’s controlling stockholder in exchange for equity of Ply Gem Prime valued at approximately $114.9 million, the Company recognized a gain on extinguishment of approximately $100.4 million, including the write off of unamortized debt issuance costs of approximately $3.5 million. The $98.2 million net gain on debt extinguishment was recorded within other income (expense) separately in the condensed consolidated statement of operations for the period ended April 3, 2010.

13.125% Senior Subordinated Notes due 2014

On January 11, 2010, Ply Gem Industries issued $150.0 million of 13.125% Senior Subordinated Notes due 2014 (the “13.125% Senior Subordinated Notes”) at an approximate 3.0% discount, yielding proceeds of approximately $145.7 million. Ply Gem Industries used the proceeds of the offering to redeem approximately $141.2 million aggregate principal amount of its 9% Senior Subordinated Notes due 2012 and to pay certain related costs and expenses. The $150.0 million Senior Subordinated Notes will mature on July 15, 2014 and bear interest at the rate of 13.125% per annum. Interest will be paid semi-annually on January 15 and July 15 of each year.

Prior to January 15, 2012, Ply Gem Industries may redeem up to 40% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 113.125% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any, provided that at least 60% of the original aggregate principal amount of the 13.125% Senior Subordinated Notes remains outstanding after the redemption. On or after January 15, 2012, and prior to January 15, 2013, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 103% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any. On or after January 15, 2013, Ply Gem Industries may redeem up to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes with the net cash proceeds from certain equity offerings at a redemption price equal to 100% of the aggregate principal amount of the 13.125% Senior Subordinated Notes, plus accrued and unpaid interest, if any, to the redemption date.

The 13.125% Senior Subordinated Notes are unsecured and subordinated in right of payment to all existing and future debt of the Company, including the ABL Facility and the Senior Secured Notes. The 13.125% Senior Subordinated Notes are unconditionally guaranteed on a joint and several basis by Ply Gem Holdings and all of the domestic subsidiaries of Ply Gem Industries (other than certain unrestricted subsidiaries) on a senior subordinated basis. The guarantees are general unsecured obligations and are subordinated in right of payment to all existing senior debt of the guarantors, including their guarantees of the Senior Secured Notes and the ABL Facility.

The indenture governing the 13.125% Senior Subordinated Notes contains certain covenants that limit the ability of Ply Gem Industries and its subsidiaries to incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem their stock, make loans and investments, sell assets, incur certain liens, enter into transactions with affiliates, and consolidate, merge or sell Ply Gem Industries’ assets. In particular, Ply Gem Industries may not incur additional debt (other than permitted debt in limited circumstances) unless, after giving effect to such incurrence, the consolidated interest coverage ratio would be at least 2.00 to 1.00. In the absence of satisfying the consolidated interest coverage ratio, Ply Gem Industries may only incur additional debt in limited circumstances, including, purchase money indebtedness in an aggregate amount not to exceed $25.0 million at any one time outstanding, debt of foreign subsidiaries in an aggregate amount not to exceed $30.0 million at any one time outstanding, debt pursuant to a general debt basket in an aggregate amount not to exceed $25.0 million at any one time outstanding and the refinancing of other debt under certain circumstances. In addition, Ply Gem Industries is limited in its ability to pay dividends or make other distributions to Ply Gem Holdings. Permitted dividends and distributions include those used to redeem equity of its officers, directors or employees under certain circumstances, to pay taxes, to pay out-of-pocket costs and expenses in an aggregate amount not to exceed $500,000 in any calendar year, to pay customary and reasonable costs and expenses of an offering of securities that is not consummated and other dividends or distributions of up to $20.0 million. Ply Gem Industries may also pay dividends or make other distributions to Ply Gem Holdings so long as it can incur $1.00 of additional debt pursuant to the 2.00 to 1.00 consolidated interest coverage ratio test described above and so long as the aggregate amount of such dividend or distribution together with certain other dividends and distributions does not exceed 50% of consolidated net income plus certain other items.

6.	PENSION PLANS

The Company has two separate pension plans, the Ply Gem Group Pension Plan and the MW Manufacturers, Inc. Retirement Plan.

The Company’s net periodic expense for the combined pension plans for the periods indicated consists of the following components:

	For the three months ended
(amounts in thousands)	April 3, 2010	April 4, 2009

Service cost	$40	$44
Interest cost	506	500
Expected return on plan assets	(453)	(366)
Amortization of loss	78	126

Net periodic expense	$171	$304

7.	COMMITMENTS AND CONTINGENCIES

Indemnifications

In connection with the Ply Gem acquisition, in which Ply Gem Industries was acquired from Nortek in February 2004, Nortek has agreed to indemnify the Company for certain liabilities as set forth in the stock purchase agreement governing the Ply Gem acquisition. In the event Nortek is unable to satisfy amounts due under these indemnifications, the Company would be liable. The Company believes that Nortek has the financial capacity to honor its indemnification obligations and therefore does not anticipate incurring any losses related to liabilities indemnified by Nortek under the stock purchase agreement. A receivable related to this indemnification has been recorded in other long-term assets in the approximate amount of $7.2 million and $7.4 million at April 3, 2010 and December 31, 2009, respectively. As of April 3, 2010 and December 31, 2009, the Company has recorded liabilities in relation to these indemnifications of approximately $2.7 million and $2.8 million, respectively, in current liabilities and $4.5 million and $4.6 million, respectively, in long-term liabilities, consisting of the following:

(amounts in thousands)	April 3, 2010	December 31, 2009

Product claim liabilities	$3,422	$3,505
Multiemployer pension plan withdrawal liability	3,239	3,292
Other	585	599

	$7,246	$7,396

Warranty claims

The Company sells a number of products and offers a number of warranties on these products. The specific terms and conditions of these warranties vary depending on the product sold and the country in which the product is sold. The Company estimates the costs expected to be incurred under its warranties and records a liability for such costs at the time of sale, which is recorded in both accrued expenses and other long-term liabilities in the accompanying condensed consolidated balance sheets. Factors that affect the Company’s warranty liabilities include the number of units sold, historical and anticipated rates of warranty claims, cost per claim and new product introduction. The Company periodically assesses the adequacy of the recorded warranty claims and adjusts the amounts as necessary. As of April 3, 2010 and December 31, 2009, warranty liabilities of approximately $10.3 million and $10.4 million, respectively, have been recorded in current liabilities and approximately $32.9 million and $33.0 million, respectively, have been recorded in long-term liabilities.

Changes in the Company’s warranty liabilities are as follows:

	For the three months ended
(amounts in thousands)	April 3, 2010	April 4, 2009

Balance, beginning of period	$43,398	$45,653
Warranty expense provided during period	2,851	2,915
Settlements made during period	(3,025)	(4,070)

Balance, end of period	$43,224	$44,498

Other contingencies

The Company is subject to other contingencies, including legal proceedings and claims arising out of its businesses that cover a wide range of matters, including, among others, environmental matters, contract and employment claims, product liability, warranty and modification, adjustment or replacement of component parts of units sold, which may include product recalls. Product liability, environmental and other legal proceedings also include matters with respect to businesses previously owned. The Company has used various substances in their products and manufacturing operations, which have been or may be deemed to be hazardous or dangerous, and the extent of its potential liability, if any, under environmental, product liability and workers’ compensation statutes, rules, regulations and case law is unclear. Further, due to the lack of adequate information and the potential impact of present regulations and any future regulations, there are certain circumstances in which no range of potential exposure may be reasonably estimated. Also, it is not possible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, and therefore no such estimate has been made. However, the Company is not aware of any contingencies for which a material loss is reasonably possible.

8.	ACCRUED EXPENSES, TAXES, AND OTHER LONG-TERM LIABILITIES

Accrued expenses and taxes consist of the following:

(amounts in thousands)	April 3, 2010	December 31, 2009

Insurance	$5,157	$5,210
Employee compensation and benefits	4,857	3,259
Sales and marketing	18,465	18,585
Product warranty	10,330	10,408
Short-term product claim liability	2,320	2,320
Accrued freight	1,034	466
Interest	30,838	16,844
Accrued pension	1,650	1,650
Accrued deferred compensation	2,081	2,081
Accrued taxes	4,815	1,993
Other	10,684	9,607

	$92,231	$72,423

Other long-term liabilities consist of the following:

(amounts in thousands)	April 3, 2010	December 31, 2009

Insurance	$2,651	$2,714
Pension liabilities	8,637	8,802
Multi-employer pension withdrawal liability	3,239	3,292
Product warranty	32,894	32,990
Long-term product claim liability	1,102	1,185
Long-term deferred compensation	1,919	1,821
Liabilities for tax uncertainties	9,813	9,735
Other	4,829	5,112

	$65,084	$65,651

9.	RESTRUCTURING

In November 2008, the Company announced the closure of its Hammonton, New Jersey and Phoenix, Arizona window and door manufacturing facilities. During December 2008, production began to shift to other locations and production ceased at Hammonton and Phoenix during 2009. By shifting production to other facilities within the Company, the closures reduced costs and increased operating efficiencies. Total costs are expected to be approximately $5.4 million, including approximately $1.0 million for personnel-related costs and approximately $4.4 million in other facilities-related costs, which include approximately $4.0 million in lease costs.

On April 2, 2009, the Company announced that it would consolidate production across several of its manufacturing facilities improving the Company’s overall operating efficiency. The Company’s plans included shifting the majority of the production from its Kearney, Missouri facility to its other three vinyl siding manufacturing facilities. The Company continues to operate the Kearney, Missouri facility on a limited basis until the housing market recovers. The Company also closed its Tupelo, Mississippi window and door manufacturing facility. In addition, the Company consolidated certain of the vinyl lineal production to its Rocky Mount, Virginia facility and realigned production of its west coast window and door facilities at Sacramento, California and Auburn, Washington to better serve customers and improve overall operating efficiency. In connection with the April 2, 2009 announcement, the Company expects to incur pre-tax exit and restructuring costs, all of which will be cash charges, of approximately $2.0 million, including approximately $0.9 million for personnel-related costs, approximately $0.1 million for contract termination costs, and approximately $1.0 million in other facilities-related costs.

The following table summarizes the Company’s restructuring activity for the three months ended April 3, 2010:

	Accrued as of	Adjustments	Cash payments	Expensed	Accrued as of
(amounts in thousands)	December 31, 2009	during 2010	during 2010	during 2010	April 3, 2010

Hammonton, NJ
Severance costs	$—	$—	$—	$—	$—
Other termination benefits	—	—	—	—	—
Contract terminations	1,873		(732)	32	1,173
Equipment removal and other	—	—	—	—	—

	$1,873	$—	$(732)	$32	$1,173

Phoenix, AZ
Severance costs	$—	$—	$—	$—	$—
Other termination benefits	—	—	—	—	—
Contract terminations	766	—	(184)	14	596
Equipment removal and other	—	—	—	—	—

	$766	$—	$(184)	$14	$596

Kearney, MO
Severance costs	$—	$—	$—	$—	$—
Equipment removal and other	—	—	(105)	105	—

	$—	$—	$(105)	$105	$—

Tupelo, MS
Severance costs	$—	$—	$—	$—	$—
Contract terminations	109	—	(73)	1	37
Equipment removal and other	—	—	—	—	—

	$109	$—	$(73)	$1	$37

For the three month periods ended April 3, 2010 and April 4, 2009, the Company expensed approximately $0.2 million and $3.3 million, respectively, related to this restructuring. For the three months ended April 3, 2010, approximately $0.1 million was recorded in selling, general and administrative expenses in the Siding, Fencing and Stone segment and approximately $0.1 million was recorded in selling, general and administrative expenses in the Windows and Doors segment. For the three months ended April 4, 2009, approximately $0.7 million was recorded in selling, general and administrative expenses in the Siding, Fencing and Stone segment and approximately $2.6 million were recorded in selling, general and administrative expenses in the Windows and Doors segment.

10.	INCOME TAXES

Effective tax rate and debt transactions

Income taxes for interim periods have been included in the accompanying condensed consolidated financial statements on the basis of an estimated annual effective tax rate. In addition to the amount of tax resulting from applying the estimated annual effective tax rate to pre-tax income (loss), the Company includes certain items treated as discrete events to arrive at an estimated overall tax amount. For the period ended April 3, 2010, the Company’s estimated effective income tax rate for the full year was approximately 11.4%, which varied from the statutory rate primarily due to state tax expense, a decrease in the valuation allowance, and to cancellation of debt income offset by a repurchase premium and original issue discount.

During February 2010, certain affiliates of the Company’s controlling stockholder contributed approximately $218.8 million aggregate principal amount of 9% Senior Subordinated Notes to Ply Gem Holdings in exchange for equity of Ply Gem Prime valued at approximately $114.9 million. Prior to this $218.8 million contribution to Ply Gem Holdings, the affiliates of the Company’s controlling stockholder initially transferred the notes to Ply Gem Prime, the Company’s ultimate parent, which then contributed the notes to Ply Gem Holdings. As a result of these debt transactions, the Company recognized $35.3 million of additional cancellation of indebtedness income (“CODI”) for income tax purposes during the quarter ended April 3, 2010. During the quarter ended April 4, 2009, affiliates of the Company’s controlling stockholder purchased a majority of the 9% Senior Subordinated Notes. The Company determined that approximately $95.7 million would be considered CODI for the quarter ended April 4, 2009 as the acquiring party was deemed a related party for tax purposes.

On February 17, 2009, President Obama signed into law the American Recovery and Reinvestment Act of 2009 (the “Act”). Among its provisions, the Act permits certain taxpayers to elect to defer the taxation of CODI arising from certain repurchases, exchanges or modifications of their outstanding debt that occur during 2009 and 2010. For debt acquired in 2009, the CODI can be deferred for five years and then included in taxable income ratably over the next five years. The CODI deferral and inclusion periods for debt acquired during 2010 would be four years. If this election is made by September 2010 for debt acquired in 2009 or September 2011 for debt acquired during 2010, the Company would be required to defer the deduction of all or a substantial portion of any “original issue discount” (“OID”) expenses as well as the CODI. These OID deductions also would be deferred until 2014 and the Company would be allowed to deduct these costs ratably over the same four or five-year period. The Company does not currently plan to defer the 2009 or 2010 CODI.

In addition to the $35.3 million of 2010 CODI income recognized for income tax purposes, the Company recognized a repurchase premium deduction of approximately $10.3 million and an OID deduction of approximately $17.8 million in conjunction with the debt transactions occurring during the quarter ended April 3, 2010. These deductions partially offset the CODI that was recognized for income tax purposes in the quarter ended April 3, 2010. The remaining $7.2 million of CODI was offset during the quarter ended April 3, 2010 by net operating losses.

Valuation allowance

As of April 3, 2010, a full valuation allowance has been provided against certain deferred tax assets as it is presently deemed more likely than not that the benefit of such net tax assets will not be utilized. Due to recent cumulative losses accumulated by the Company, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets. The Company currently has book goodwill of approximately $13.4 million that is not amortized and results in a deferred tax liability of approximately $2.9 million at April 3, 2010. Therefore, the reversal of deferred tax liabilities related to this goodwill is not considered a source of future taxable income in assessing the realization of its deferred tax assets. The Company continues to evaluate the realizability of its net deferred tax assets and its estimates are subject to change.

Other tax considerations

During the quarter ended April 4, 2009, the Company filed an amended federal income tax return for the year ended December 31, 2005 in order to adjust its net operating loss limitations. The Company recorded the resulting income tax benefit as an income tax receivable of approximately $4.1 million. As of April 3, 2010 and December 31, 2009, this amount has been recorded in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets.

The Worker, Homeownership, and Business Assistance Act of 2009 provided for a five year carryback of net operating losses for either 2008 or 2009 losses. Additionally, the ninety percent limitation on the usage of alternative minimum tax net operating loss deductions was suspended during this extended carryback period. The Company has prepared an amended 2008 carryback claim in order to receive a refund of the alternative minimum tax paid for tax years 2005 through 2007 totaling approximately $1.1 million, which has been recorded in prepaid expenses and other current assets in the consolidated balance sheets as of April 3, 2010 and December 31, 2009.

Tax uncertainties

Despite our belief that our tax return positions are consistent with applicable tax laws, the Company believes that certain positions could be challenged by taxing authorities. Our tax reserves reflect the difference between the tax benefit claimed on tax returns and the amount recognized in the financial statements. These reserves have been established based on management’s assessment as to potential exposure attributable to permanent differences and interest applicable to both permanent and temporary differences. The tax reserves are reviewed periodically and adjusted in light of changing facts and circumstances, such as progress of tax audits, lapse of applicable statutes of limitations and changes in tax law. During the three months ended April 3, 2010, the Company increased the tax contingency reserve by $0.1 million for interest related to previously recorded tax uncertainties. The Company’s federal income tax returns for the tax years ended December 31, 2006, 2007 and 2008 are currently under examination by the Internal Revenue Service as well as the 2005 amended net operating loss limitation.

11.	STOCK-BASED COMPENSATION

Stock Option Plan

A rollforward of stock options outstanding during the three months ended April 3, 2010 is as follows:

Weighted-average
		Weighted-average	remaining
		exercise	contractual term
	Stock options	price	(years)

Balance at January 1, 2010	334,044	$51.33	6.98
Granted	—	—	—
Forfeited or expired	—	—	—

Balance at April 3, 2010	334,044	$51.33	6.73

As of April 3, 2010, 105,094 options have vested. At April 3, 2010, the Company had approximately $0.1 million of total unrecognized compensation expense that will be recognized over a weighted average period of 1.65 years.

Other Share-Based Compensation

Upon completion of the acquisition of Ply Gem, the acquisition of MW and the acquisition of AWC Holding Company and its subsidiaries (collectively, “Alenco”), certain members of management made a cash contribution to Ply Gem Prime in exchange for shares of Ply Gem Prime’s common stock. Ply Gem Prime is the sole shareholder of Ply Gem Holdings.

A rollforward of Ply Gem Prime’s common stock shares during the three months ended April 3, 2010 is as follows.

Common stock
shares owned by
management

Balance at January 1, 2010	642,895
Shares issued	7,512
Shares repurchased	(38,000)

Balance at April 3, 2010	612,407

Phantom stock

Upon the completion of the Ply Gem Acquisition and the MW Acquisition, certain members of management contributed their investment in predecessor companies in exchange for phantom common stock units and phantom preferred stock units which were governed by a phantom stock plan. Under the phantom stock plan, each participant’s interest in the plan was recorded in a bookkeeping account; however, no stock was initially issued under the phantom stock plan. Each account recorded a number of units so that, any “phantom common stock units” were deemed to be invested in common stock and any “phantom preferred stock units” were deemed invested in senior preferred stock. Under the plan, upon liquidation and payment of a participant’s account, the value of the account generally was to be paid to the participant either in cash or in shares of Ply Gem Prime’s stock having a fair market value equal to the account balance, in the discretion of Ply Gem Prime.

In 2006, the Company converted all phantom common and preferred stock units into a cash account payable on a fixed schedule in years 2007 and beyond. The value of the portion of each cash account that represented phantom common units equaled the number of phantom common stock units credited to the phantom plan account on September 25, 2006 multiplied by $10.00. From September 25, 2006 through January 31, 2007, the value of the cash account was updated as if interest was credited on such value and compounded at December 31, 2006 at a rate equal to the applicable federal rate for short-term loans. This portion of the account was paid to each party in a single lump-sum cash payment on January 31, 2007. The value of the portion of the cash account that represented the value of the phantom preferred stock units equaled the face amount of the number of shares of senior preferred stock represented by such units. This portion of the account is credited with deemed earnings, as if with interest, at an annual rate of 10% compounded semi-annually as of each June 30 and December 31, from the date of issuance of the phantom preferred stock unit through the date of payment. This portion of the account is payable on each of August 31, 2009, 2010, and 2011, such that one third of the original face amount, plus deemed earnings, is paid on each such date, or, if earlier, the officer’s death, disability or a change of control. During the year ended December 31, 2009, the Company made cash phantom stock payments of approximately $1.8 million. As of April 3, 2010 and December 31, 2009, the Company accrued on its consolidated balance sheet approximately $2.1 million and $2.1 million, respectively, in accrued expenses and taxes and approximately $1.9 million and $1.8 million, respectively in other long term liabilities for the phantom stock.

12.	SEGMENT INFORMATION

The Company’s operating segments are components of the business for which separate financial information is available and are evaluated regularly by management in deciding how to allocate resources and in assessing performance.

The Company has two reportable segments (which are also its operating segments): 1) Siding, Fencing, and Stone, and 2) Windows and Doors. The operating earnings (loss) of each segment includes the revenue generated on transactions involving products within that segment less identifiable expenses. Corporate unallocated income and expenses include items which are not directly attributed to or allocated to either of the reporting segments. Such items include interest, legal costs, corporate payroll, and unallocated finance and accounting expenses. Corporate unallocated assets include debt issuance costs, cash and certain non-operating receivables.

The following is a summary of the Company’s segment information:

	For the three months ended
(amounts in thousands)	April 3, 2010	April 4, 2009

Net sales
Siding, Fencing, and Stone	$117,668	$108,460
Windows and Doors	86,537	74,291

	$204,205	$182,751

Operating earnings (loss)
Siding, Fencing, and Stone	$10,514	$(7,517)
Windows and Doors	(10,756)	(21,682)
Unallocated	(3,461)	(3,609)

	$(3,703)	$(32,808)

	Total assets as of
	April 3, 2010	December 31, 2009

Siding, Fencing, and Stone	$623,136	$604,753
Windows and Doors	327,952	333,876
Unallocated	60,213	43,404

	$1,011,301	$982,033

13.	RELATED PARTY TRANSACTIONS

The Company has entered into two advisory agreements with an affiliate of CI Capital Partners LLC, formerly Caxton-Iseman Capital, LLC (the “Caxton-Iseman Party”), which we refer to as the “Debt Financing Advisory Agreement” and the “General Advisory Agreement”. The Caxton-Iseman Party provides the Company with acquisition and financial advisory services as the Board of Directors shall reasonably request. Under the General Advisory Agreement, the Company expensed management fees to the Caxton-Iseman Party of approximately $0.2 million and $0.7 million within selling, general, and administrative expenses for the three month periods ended April 3, 2010 and April 4, 2009, respectively.

During February 2010, certain affiliates of the Company’s controlling stockholder contributed approximately $218.8 million aggregate principal amount of 9% Senior Subordinated Notes to Ply Gem Holdings in exchange for equity of Ply Gem Prime valued at approximately $114.9 million. Prior to this $218.8 million contribution, the affiliates of the Company’s controlling stockholder initially transferred the notes to Ply Gem Prime, the Company’s ultimate parent, which then contributed the notes to Ply Gem Holdings. As a result of these debt transactions, the Company paid interest to related parties of approximately $9.8 million during the quarter ended April 3, 2010. These interest payments have been recorded within interest expense in the Company’s condensed consolidated statement of operations.

During the quarter ended April 3, 2010, the Company received equity contributions of approximately $1.2 million from certain members of management. In addition, the Company repurchased equity of approximately $1.9 million from certain former members of management.

14.	GUARANTOR / NON-GUARANTOR FINANCIAL INFORMATION

The Senior Secured Notes and 13.125% Senior Subordinated Notes were both issued by our direct subsidiary, Ply Gem Industries, and the Senior Secured Notes and the 13.125% Senior Subordinated Notes are fully and unconditionally guaranteed on a joint and several basis by the Company and certain of Ply Gem Industries’ wholly owned subsidiaries. Accordingly, the following guarantor and non-guarantor information is presented as of April 3, 2010 and December 31, 2009, and for the three month periods ended April 3, 2010 and April 4, 2009. The non-guarantor information presented represents our Canadian subsidiary.

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the three months ended April 3, 2010

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Holdings, Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Net sales	$—	$—	$188,785	$15,420	$—	$204,205
Costs and expenses:
Cost of products sold	—	—	156,224	11,084	—	167,308
Selling, general and administrative expenses	—	3,452	26,915	3,439	—	33,806
Intercompany administrative charges	—	—	2,823	177	(3,000)	—
Amortization of intangible assets	—	9	6,785	—	—	6,794

Total costs and expenses	—	3,461	192,747	14,700	(3,000)	207,908

Operating earnings (loss)	—	(3,461)	(3,962)	720	3,000	(3,703)
Foreign currency gain	—	—	—	104	—	104
Intercompany interest	—	29,344	(29,039)	(305)	—	—
Interest expense	—	(33,960)	(47)	—	—	(34,007)
Interest income	—	9	43	1	—	53
Gain on extinguishment of debt	—	98,187	—	—	—	98,187
Intercompany administrative income	—	3,000	—	—	(3,000)	—

Income (loss) before equity in subsidiaries’ income (loss)	—	93,119	(33,005)	520	—	60,634
Equity in subsidiaries’ income (loss)	54,102	(28,985)	—	—	(25,117)	—

Income (loss) before provision (benefit) for income taxes	54,102	64,134	(33,005)	520	(25,117)	60,634
Provision (benefit) for income taxes	—	10,032	(3,662)	162	—	6,532

Net income (loss)	$54,102	$54,102	$(29,343)	$358	$(25,117)	$54,102

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	1,314	—	1,314

Total comprehensive income (loss)	$54,102	$54,102	$(29,343)	$1,672	$(25,117)	$55,416

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the three months ended April 4, 2009

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Holdings, Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Net sales	$—	$—	$173,623	$9,128	$—	$182,751
Costs and expenses:
Cost of products sold	—	—	162,592	7,099	—	169,691
Selling, general and administrative expenses	—	3,609	34,747	2,606	—	40,962
Intercompany administrative charges	—	—	1,737	—	(1,737)	—
Amortization of intangible assets	—	—	4,906	—	—	4,906

Total costs and expenses	—	3,609	203,982	9,705	(1,737)	215,559

Operating loss	—	(3,609)	(30,359)	(577)	1,737	(32,808)
Foreign currency loss	—	—	—	(88)	—	(88)
Intercompany interest	—	30,351	(29,842)	(509)	—	—
Interest expense	—	(33,756)	—	—	—	(33,756)
Interest income		9	55	1		65
Intercompany administrative income	—	1,737	—	—	(1,737)	—

Loss before equity in subsidiaries’ loss	—	(5,268)	(60,146)	(1,173)	—	(66,587)
Equity in subsidiaries’ loss	(55,538)	(51,144)	—	—	106,682	—

Loss before benefit for income taxes	(55,538)	(56,412)	(60,146)	(1,173)	106,682	(66,587)
Benefit for income taxes	—	(874)	(9,854)	(321)	—	(11,049)

Net loss	$(55,538)	$(55,538)	$(50,292)	$(852)	$106,682	$(55,538)

Other comprehensive income (loss):
Foreign currency translation adjustments	—	—	—	(407)	—	(407)

Total comprehensive loss	$(55,538)	$(55,538)	$(50,292)	$(1,259)	$106,682	$(55,945)

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
As of April 3, 2010

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Holdings, Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Assets
Current assets:
Cash and cash equivalents	$—	$27,240	$828	$3,591	$—	$31,659
Accounts receivable, net	—	—	106,083	8,877	—	114,960
Inventories:
Raw materials	—	—	37,421	4,310	—	41,731
Work in process	—	—	24,862	735	—	25,597
Finished goods	—	—	39,961	2,156	—	42,117

Total inventory	—	—	102,244	7,201	—	109,445
Prepaid expenses and other current assets	—	498	17,453	3,962	—	21,913

Total current assets	—	27,738	226,608	23,631	—	277,977
Investments in subsidiaries	(143,831)	(325,098)	—	—	468,929	—
Property and equipment, at cost:
Land	—	—	3,565	174	—	3,739
Buildings and improvements	—	—	34,652	1,111	—	35,763
Machinery and equipment	—	1,272	256,149	7,116	—	264,537

	—	1,272	294,366	8,401	—	304,039
Less accumulated depreciation	—	(467)	(163,392)	(3,930)	—	(167,789)

Total property and equipment, net	—	805	130,974	4,471	—	136,250
Other assets:
Intangible assets, net	—	—	167,270	—	—	167,270
Goodwill	—	—	382,472	10,809	—	393,281
Deferred income taxes	—	—	761	2,844	—	3,605
Intercompany note receivable	—	1,097,761	—	—	(1,097,761)	—
Other	—	31,670	1,248	—	—	32,918

Total other assets	—	1,129,431	551,751	13,653	(1,097,761)	597,074

	$(143,831)	$832,876	$909,333	$41,755	$(628,832)	$1,011,301

Liabilities and stockholder’s equity (deficit)
Current liabilities:
Accounts payable	$—	$3,472	$60,909	$3,718	$—	$68,099
Accrued expenses and taxes	—	37,378	52,062	2,791	—	92,231

Total current liabilities	—	40,850	112,971	6,509	—	160,330
Deferred income taxes	—	—	2,940	—	—	2,940
Intercompany note payable	—	—	1,088,999	8,762	(1,097,761)	—
Other long term liabilities	—	9,079	55,026	979	—	65,084
Long-term debt due to related parties	—	—	—	—	—	—
Long-term debt	—	926,778	—	—	—	926,778
Commitments and contingencies
Stockholder’s equity (deficit):
Preferred stock	—	—	—	—	—	—
Common stock	—	—	—	—	—	—
Additional paid-in-capital	324,174	324,174	178,106	10,070	(512,350)	324,174
(Accumulated deficit) retained earnings	(469,643)	(469,643)	(528,709)	13,797	984,555	(469,643)
Accumulated other comprehensive income (loss)	1,638	1,638	—	1,638	(3,276)	1,638

Total stockholder’s (deficit) equity	(143,831)	(143,831)	(350,603)	25,505	468,929	(143,831)
	$(143,831)	$832,876	$909,333	$41,755	$(628,832)	$1,011,301

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
As of December 31, 2009

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Holdings, Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Assets
Current assets:
Cash and cash equivalents	$—	$7,341	$2,592	$7,130	$—	$17,063
Accounts receivable, net	—	—	86,657	7,771	—	94,428
Inventories:
Raw materials	—	—	35,151	4,636	—	39,787
Work in process	—	—	22,632	711	—	23,343
Finished goods	—	—	32,505	2,445	—	34,950

Total inventory	—	—	90,288	7,792	—	98,080
Prepaid expenses and other
current assets	—	512	15,793	3,143	—	19,448
Deferred income taxes	—	—	5,748	14	—	5,762

Total current assets	—	7,853	201,078	25,850	—	234,781
Investments in subsidiaries	(313,482)	(320,928)	—	—	634,410	—
Property and equipment, at cost:
Land	—	—	3,565	167	—	3,732
Buildings and improvements	—	—	34,639	1,048	—	35,687
Machinery and equipment	—	1,272	253,233	6,814	—	261,319

	—	1,272	291,437	8,029	—	300,738
Less accumulated depreciation	—	(425)	(155,023)	(3,588)	—	(159,036)

Total property and equipment, net	—	847	136,414	4,441	—	141,702
Other assets:
Intangible assets, net	—	—	174,064	—	—	174,064
Goodwill	—	—	382,472	10,366	—	392,838
Deferred income taxes	—	—	—	2,716	—	2,716
Intercompany note receivable	—	1,101,260	—	—	(1,101,260)	—
Other	—	34,704	1,228	—	—	35,932

Total other assets	—	1,135,964	557,764	13,082	(1,101,260)	605,550

	$(313,482)	$823,736	$895,256	$43,373	$(466,850)	$982,033

Liabilities and stockholder’s equity (deficit)
Current liabilities:
Accounts payable	$—	$4,354	$45,352	$3,127	$—	$52,833
Accrued expenses and taxes	—	22,745	47,424	2,254	—	72,423

Total current liabilities	—	27,099	92,776	5,381	—	125,256
Deferred income taxes	—	—	4,211	—	—	4,211
Intercompany note payable	—	—	1,088,999	12,261	(1,101,260)	—
Other long term liabilities	—	9,722	54,990	939	—	65,651
Long-term debt due to related parties	—	281,376	—	—	—	281,376
Long-term debt	—	819,021	—	—	—	819,021
Commitments and contingencies
Stockholder’s equity (deficit):
Preferred stock	—	—	—	—	—	—
Common stock	—	—	—	—	—	—
Additional paid-in-capital	209,939	209,939	153,646	7,246	(370,831)	209,939
(Accumulated deficit) retained earnings	(523,745)	(523,745)	(499,366)	13,439	1,009,672	(523,745)
Accumulated other comprehensive income (loss)	324	324	—	4,107	(4,431)	324

Total stockholder’s (deficit) equity	(313,482)	(313,482)	(345,720)	24,792	634,410	(313,482)

	$(313,482)	$823,736	$895,256	$43,373	$(466,850)	$982,033

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the three months ended April 3, 2010

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Holdings, Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Cash flows from operating activities:
Net income (loss)	$54,102	$54,102	$(29,343)	$358	$(25,117)	$54,102
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization expense	—	42	15,217	195	—	15,454
Non-cash interest expense, net	—	2,730	—	—	—	2,730
Gain on foreign currency transactions	—	—	—	(104)	—	(104)
Gain on extinguishment of debt	—	(98,187)	—	—	—	(98,187)
Deferred income taxes	—	—	3,716	30	—	3,746
Equity in subsidiaries’ net income (loss)	(54,102)	28,985	—	—	25,117	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(19,426)	(734)	—	(20,160)
Inventories	—	—	(11,956)	870	—	(11,086)
Prepaid expenses and other current assets	—	13	(1,679)	(810)	—	(2,476)
Accounts payable	—	(882)	15,553	438	—	15,109
Accrued expenses and taxes	—	14,142	5,771	516	—	20,429
Cash payments on restructuring liabilities	—	—	(1,094)	—	—	(1,094)
Other	—	5	1	115	—	121

Net cash provided by (used in) operating activities	—	950	(23,240)	874	—	(21,416)
Cash flows from investing activities:
Capital expenditures	—	—	(2,987)	(42)	—	(3,029)
Proceeds from sale of assets	—	—	1	—	—	1

Net cash used in investing activities	—	—	(2,986)	(42)	—	(3,028)
Cash flows from financing activities:
Proceeds from long-term debt	—	145,709	—	—	—	145,709
Net revolver borrowings	—	40,000	—	—	—	40,000
Payments on long-term debt	—	(141,191)	—	—	—	(141,191)
Proceeds from intercompany investment	—	(20,001)	24,462	(4,461)	—	—
Debt issuance costs paid	—	(4,868)	—	—	—	(4,868)
Equity contributions	—	1,200	—	—	—	1,200
Equity repurchases	—	(1,900)	—	—	—	(1,900)

Net cash provided by (used in) financing activities	—	18,949	24,462	(4,461)	—	38,950
Impact of exchange rate movement on cash	—	—	—	90	—	90

Net increase (decrease) in cash and cash equivalents	—	19,899	(1,764)	(3,539)	—	14,596
Cash and cash equivalents at the beginning of the period	—	7,341	2,592	7,130	—	17,063

Cash and cash equivalents at the end of the period	$—	$27,240	$828	$3,591	$—	$31,659

PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
For the three months ended April 4, 2009

	Guarantor	Issuer		Non-
	Ply Gem	Ply Gem	Guarantor	guarantor	Consolidating
(amounts in thousands)	Holdings, Inc.	Industries, Inc.	subsidiaries	subsidiary	adjustments	Consolidated

Cash flows from operating activities:
Net loss	$(55,538)	$(55,538)	$(50,292)	$(852)	$106,682	$(55,538)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization expense	—	43	13,683	170	—	13,896
Non-cash interest expense, net	—	2,044	—	—	—	2,044
Loss on foreign currency transactions	—	—	—	88	—	88
Deferred income taxes	—	—	(15,133)	37	—	(15,096)
Equity in subsidiaries’ net income (loss)	55,538	51,144	—	—	(106,682)	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	—	(18,124)	2,198	—	(15,926)
Inventories	—	—	16,519	525	—	17,044
Prepaid expenses and other current assets	—	184	(1,800)	(1,201)	—	(2,817)
Accounts payable	—	256	(10,696)	(1,074)	—	(11,514)
Accrued expenses and taxes	—	13,979	2,301	5,125	—	21,405
Cash payments on restructuring liabilities	—	—	(1,926)	—	—	(1,926)
Other	—	11	(32)	(355)	—	(376)

Net cash provided by (used in) operating activities	—	12,123	(65,500)	4,661	—	(48,716)
Cash flows from investing activities:
Capital expenditures	—	(109)	(2,301)	(36)	—	(2,446)
Proceeds from sale of assets	—	—	21	—	—	21

Net cash used in investing activities	—	(109)	(2,280)	(36)	—	(2,425)
Cash flows from financing activities:
Proceeds from revolver borrowings	—	10,000	—	—	—	10,000
Proceeds from intercompany						—
investment	—	(54,465)	64,073	(9,608)	—	—
Debt issuance costs paid	—	(26)	—	—	—	(26)

Net cash provided by (used in) financing activities	—	(44,491)	64,073	(9,608)	—	9,974
Impact of exchange rate movement on cash	—	—	—	93	—	93

Net decrease in cash and cash equivalents	—	(32,477)	(3,707)	(4,890)	—	(41,074)
Cash and cash equivalents at the beginning of the period	—	46,181	4,490	7,618	—	58,289

Cash and cash equivalents at the end of the period	$—	$13,704	$783	$2,728	$—	$17,215

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby. None of the expenses and costs in connection with the offering of the common stock registered hereby will be borne by the selling stockholders (other than underwriting discounts and commissions). Other than the SEC registration fee, the FINRA fee and the New York Stock Exchange fee, the amounts set forth below are estimates:

SEC registration fee	$21,390
FINRA fee	30,500
NYSE fee	*
Printing expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Directors’ liability; indemnification of directors and officers. Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, a director will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. In addition, our by-laws provide that we will indemnify each director and officer and may indemnify employees and agents, as determined by our board, to the fullest extent provided by the laws of the State of Delaware.

The foregoing statements are subject to the detailed provisions of Section 145 of the Delaware General Corporation Law and our amended and restated certificate of incorporation and by-laws.

Section 102 of the Delaware General Corporation Law permits the limitation of directors’ personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director except for (i) any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) breaches under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchase or redemptions, and (iv) any transaction from which the director derived an improper personal benefit.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

We maintain directors’ and officers’ liability insurance for our officers and directors.

The underwriting agreement for this offering will provide that each underwriter severally agrees to indemnify and hold harmless the Company, each of our directors, each of our officers who signs the registration statement, and each person who controls the Company within the meaning of the Securities Act but only with respect to written information relating to such underwriter furnished to the Company by or on behalf of such underwriter specifically for inclusion in the documents referred to in the foregoing indemnity.

Under the Stockholders Agreement, we will agree to indemnify the CI Partnerships from any losses arising directly or indirectly out of the CI Partnerships actual, alleged or deemed control or ability to influence control of us or the actual or alleged act or omission of any director nominated by the CI Partnerships, including any act or omission in connection with this offering.

We expect to enter into an indemnification agreement with each of our executive officers and directors that provides, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Item 15.	Recent Sales of Unregistered Securities.

The following is a summary of our transactions within the past three years involving sales of our securities that were not registered under the Securities Act.

In connection with the merger described in “Certain relationships and related party transactions—Reorganization transactions,” the registrant will issue           shares of common stock based on an assumed public offering price of $      per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). The shares of common stock described above will be issued in reliance on the exemption provided by Section 4(2) of the Securities Act on the basis that it will not involve a public offering.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following documents are exhibits to the Registration Statement:

Exhibit
number		Description

1	.1*	Form of Underwriting Agreement.
2.1		Stock Purchase Agreement, dated as of December 19, 2003, among Ply Gem Investment Holdings, Inc., (f/k/a CI Investment Holdings, Inc.), Nortek, Inc. and WDS LLC (incorporated by reference from Exhibit 2.1 to the Company’s Registation Statement on Form S-4 (File No. 333-114041)).
2.2		Stock Purchase Agreement, dated as of July 23, 2004, among Ply Gem Industries, Inc., MWM Holding, Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference from Exhibit 2.2 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).
2.3		Securities Purchase Agreement, dated as of February 6, 2006, among Ply Gem Industries, Inc., and all of the direct and indirect stockholders, warrant holders and stock option holders of AWC Holding Company and FNL Management Corp., an Ohio corporation, as their representative (incorporated by reference from Exhibit 2.1 on Form 8-K dated March 2, 2006 (File No. 333-114041-07)).
2.4		Stock Purchase Agreement, dated as of September 22, 2006, among Ply Gem Industries, Inc., Alcoa Securities Corporations and Alcoa Inc. (incorporated by reference from Exhibit 2.1 to the Company’s Form 8-K, dated November 6, 2006 (File No. 333-114041-07)).
2.5		First Amendment, dated as of October 31, 2006, to the Stock Purchase Agreement, dated as of September 22, 2006, among Ply Gem Industries, Inc., Alcoa Securities Corporations and Alcoa Inc. (incorporated by reference from Exhibit 2.2 to the Company’s Form 8-K, dated November 6, 2006 (File No. 333-114041-07)).
2	.6*	Merger Agreement by and among Ply Gem Prime Holdings, Inc. and Ply Gem Holdings, Inc.
3	.1*	Form of Amended and Restated Certificate of Incorporation.
3	.2*	Form of Amended and Restated By-laws.
4	.1*	Specimen Stock Certificate.

Exhibit
number		Description

4.2		Amendment and Restatement Agreement, dated as of July 16, 2009, to the Credit Agreement dated as of June 9, 2008, among Ply Gem Holdings, Inc., Ply Gem Industries, Inc., CWD Windows and Doors, Inc., the other borrowers named therein, each lender from time to time party thereto, Credit Suisse, Cayman Islands Branch, as Administrative Agent, U.S. Swing Line Lender and U.S. L/C Issuer, General Electric Capital Corporation, as Collateral Agent, Credit Suisse, Toronto Branch, as Canadian Swing Line Lender and Canadian L/C Issuer, and the other agents party thereto.
4.3		Credit Agreement, dated June 9, 2008, as amended and restated as of July 16, 2009, among Ply Gem Holdings, Inc., Ply Gem Industries, Inc., CWD Windows and Doors, Inc., the other borrowers named therein, each lender from time to time party thereto, Credit Suisse, as Administrative Agent, U.S. Swing Line Lender and U.S. L/C Issuer, General Electric Capital Corporation, as Collateral Agent, Credit Suisse, Toronto Branch, as Canadian Swing Line Lender and Canadian L/C Issuer, Credit Suisse Securities (USA) LLC, as Sole Lead Arranger and Sole Bookrunner, General Electric Capital Corporation, as Syndication Agent, and UBS Loan Finance LLC, as Documentation Agent.
4.4		Second Amendment, dated as of October 9, 2009, to the Credit Agreement dated as of June 9, 2008 and amended and restated as of July 16, 2009, among Ply Gem Holdings, Inc., Ply Gem Industries, Inc., CWD Windows and Doors, Inc., the other borrowers named therein, each lender from time to time party thereto, Credit Suisse, Cayman Islands Branch, as Administrative Agent, U.S. Swing Line Lender and U.S. L/C Issuer, General Electric Capital Corporation, as Collateral Agent, Credit Suisse, Toronto Branch, as Canadian Swing Line Lender and Canadian L/C Issuer, and the other agents party thereto (incorporated by reference from Exhibit 4.1 to the Company’s Form 10-Q, dated November 13, 2009 (File No. 333-114041-07)).
4	.5*	Third Amendment to the Credit Agreement dated as of June 9, 2008 and amended and restated as of July 16, 2009, among Ply Gem Holdings, Inc., Ply Gem Industries, Inc., CWD Windows and Doors, Inc., the other borrowers named therein, each lender from time to time party thereto, Credit Suisse, Cayman Islands Branch, as Administrative Agent, U.S. Swing Line Lender and U.S. L/C Issuer, General Electric Capital Corporation, as Collateral Agent, Credit Suisse, Toronto Branch, as Canadian Swing Line Lender and Canadian L/C Issuer, and the other agents party thereto.
4.6		Indenture, dated as of June 9, 2008, among Ply Gem Industries, Inc., the Guarantors named therein and U.S. Bank National Association, as Trustee and Noteholder Collateral Agent (incorporated by reference from Exhibit 4.1 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.7		Lien Subordination and Intercreditor Agreement, dated as of June 9, 2008, among General Electric Capital Corporation, as Collateral Agent, U.S. Bank National Association, as Trustee and Noteholder Collateral Agent, Ply Gem Industries, Inc., Ply Gem Holdings, Inc. and the subsidiaries of Ply Gem Industries, Inc. listed on Schedule I thereto (incorporated by reference from Exhibit 4.4 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.8		Collateral Agreement, dated June 9, 2008, among Ply Gem Industries, Inc., Ply Gem Holdings, Inc., the Guarantors named therein and U.S. Bank National Association, as Noteholder Collateral Agent (incorporated by reference from Exhibit 4.5 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).

Exhibit
number		Description

4.9		Intellectual Property Collateral Agreement, dated June 9, 2008, by Ply Gem Industries, Inc., Ply Gem Holdings, Inc. and the subsidiaries of Ply Gem Industries, Inc. listed on the Annex thereto in favor of U.S. Bank National Association, as Noteholder Collateral Agent (incorporated by reference from Exhibit 4.6 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.10		U.S. Security Agreement, dated June 9, 2008, among Ply Gem Industries, Inc., the domestic Guarantors party thereto, General Electric Capital Corporation, as Collateral Agent, and Credit Suisse Securities (USA) LLC, as Administrative Agent (incorporated by reference from Exhibit 4.7 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.11		U.S. Guaranty, dated June 9, 2008, among the domestic Guarantors party thereto and General Electric Capital Corporation, as Collateral Agent (incorporated by reference from Exhibit 4.8 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.12		Intellectual Property Security Agreement, dated June 9, 2008, among Ply Gem Industries, Inc., certain domestic Guarantors party thereto and General Electric Capital Corporation, as Collateral Agent (incorporated by reference from Exhibit 4.9 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.13		Canadian Security Agreement, dated June 9, 2008, by CWD Windows and Doors, Inc. in favor of General Electric Capital Corporation, as Collateral Agent (incorporated by reference from Exhibit 4.10 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.14		Intellectual Property Security Agreement, dated June 9, 2008, by CWD Windows and Doors, Inc. in favor of General Electric Capital Corporation, as Collateral Agent (incorporated by reference from Exhibit 4.11 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.15		Indenture, dated as of January 11, 2010, among Ply Gem Industries, Inc., the Guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.19 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
4.16		Registration Rights Agreement, dated January 11, 2010, among Ply Gem Industries, Inc., the Guarantors party thereto and the initial purchasers named in the purchase agreement (incorporated by reference from Exhibit 4.20 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
5	.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.
10.1		Amended and Restated Ply Gem Prime Holdings Phantom Stock Plan, dated as of February 24, 2006 (incorporated by reference from Exhibit 10.3 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).
10.2		Amendment to Ply Gem Prime Holdings Phantom Stock Plan, dated as of September 25, 2006 (incorporated by reference from Exhibit 10.3 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).
10.3		Phantom Incentive Unit Award Agreement Amendment letter to Lynn Morstad, dated as of September 25, 2006 (incorporated by reference from Exhibit 10.5 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).

Exhibit
number		Description

10.4		Phantom Incentive Unit Award Agreement Amendment letter to Michael Haley, dated as of September 25, 2006 (incorporated by reference from Exhibit 10.6 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).
10.5		Ply Gem Prime Holdings 2004 Stock Option Plan, dated as of February 24, 2006. (incorporated by reference from Exhibit 10.4 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).
10.6		Form of Incentive Stock Option Agreement for Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan (incorporated by reference from Exhibit 10.5 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).
10.7		General Advisory Agreement dated as of February 12, 2004, between Ply Gem Industries, Inc. and CxCIC LLC (incorporated by reference from Exhibit 10.14 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).
10	.8*	Second Amended and Restated Tax Sharing Agreement between Ply Gem Holdings, Inc. and Ply Gem Industries, Inc.
10.9		Stock Purchase Agreement, dated as of November 22, 2002, between Alcoa Building Products, Inc., Ply Gem Industries, Inc. and Nortek, Inc. (incorporated by reference from Exhibit 10.18 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).
10.10		Amended and Restated Retention Agreement with John Wayne, dated as of December 31, 2008 (incorporated by reference from Exhibit 10.13 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).
10.11		Letter to John Wayne, dated as of December 8, 2009, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.14 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
10.12		Amended and Restated Retention Agreement with Lynn A. Morstad, dated as of December 31, 2008 (incorporated by reference from Exhibit 10.14 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).
10.13		Letter to Lynn A. Morstad, dated as of December 8, 2009, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.16 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
10.14		Amended and Restated Retention Agreement with Keith Pigues, dated as of December 31, 2008 (incorporated by reference from Exhibit 10.15 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).
10.15		Letter to Keith Pigues, dated as of December 8, 2009, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.18 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
10.16		Employment Agreement with Gary Robinette, dated as of August 14, 2006 (incorporated by reference from Exhibit 10.2 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).
10.17		Retention Bonus Award letter to Gary Robinette, dated as of November 7, 2008 (incorporated by reference from Exhibit 10.1 to the Company’s Form 10-Q, dated November 10, 2008 (File No. 333-114041-07).
10	.18†	Retention Bonus Award Amendment with Gary Robinette, dated May 27, 2010.
10.19		Retention Agreement with Shawn Poe, dated as of November 7, 2008 (incorporated by reference from Exhibit 10.1 to the Company’s Form 10-Q, dated November 10, 2008 (File No. 333-114041-07)).

Exhibit
number		Description

10.20		Letter to Shawn Poe, dated as of February 11, 2009, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.19 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).
10.21		Letter to Shawn Poe, dated as of December 8, 2009, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.23 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
10.22		Purchase Agreement, dated January 6, 2010, among Ply Gem Holdings, Inc., Ply Gem Industries, Inc., each of the direct and indirect domestic subsidiaries of Ply Gem Industries, Inc. and the initial purchasers named therein (incorporated by reference from Exhibit 10.24 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
10	.23*	Form of Registration Rights Agreement by and among Ply Gem Holdings, Inc., Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P. and other parties named therein.
10	.24*	Form of Second Amended and Restated Stockholders’ Agreement by and among Ply Gem Holdings, Inc., Ply Gem Prime Holdings, Inc., Caxton-Iseman (Ply Gem), L.P., Caxton-Iseman (Ply Gem) II, L.P., the management stockholders named therein, the other investors named therein, and for purposes of certain sections only, Rajaconda Holdings, Inc.
10	.25*	Form of Indemnification Agreement.
10	.26*	Ply Gem Holdings 2010 Equity Award Plan.
10	.27*	Form of Equity Award Agreement for 2010 Equity Award Plan.
10	.28*	Ply Gem Holdings 2010 Annual Bonus Plan.
10	.29*	Form of Tax Receivable Agreement by and among Ply Gem Holdings, Inc. and the Tax Receivable Entity.
10	.30†	Subscription Agreement, dated May 27, 2010, between Ply Gem Prime Holdings, Inc. and each of the investors named therein.
10	.31†	Repurchase Agreement, dated May 27, 2010, between Gary Robinette and Ply Gem Prime Holdings, Inc.
10	.32*	Termination Agreement between Ply Gem Industries, Inc. and CxCIC LLC.
10.33		MW Manufacturers, Inc. Retirement Plan.
10.34		MW Manufacturers, Inc. Supplemental Executive Retirement Plan.
21	.1†	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2		Consent of KPMG LLP, independent registered public accounting firm.
23	.3*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
24	.1†	Powers of Attorney (included on signature pages of this Part II).

*	To be filed by amendment.

†	Previously filed.

(b) Financial Statement Schedules.
Schedule II—Valuation and Qualifying Accounts

Schedules not listed above have been omitted because information required to be set forth is not applicable or is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
of Ply Gem Holdings, Inc.

We have audited the consolidated financial statements of Ply Gem Holdings, Inc. and subsidiaries as of December 31, 2009, and for the year then ended, and have issued our report thereon dated March 19, 2010 (except for Note 1 — Earnings (loss) per common share, for which the date is May 27, 2010), included elsewhere in this Registration Statement. Our audit also included the financial statement schedule as of and for the year ended December 31, 2009 listed in Schedule II of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Raleigh, North Carolina
March 19, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Ply Gem Holdings, Inc.:

Under date of March 30, 2009, except for Note 1 — Earnings (loss) per common share, which is as of May 25, 2010, we reported on the consolidated balance sheet of Ply Gem Holdings, Inc. and subsidiaries as of December 31, 2008 and the related consolidated statements of income, stockholder’s equity (deficit) and comprehensive income (loss) and cash flows for the years ended December 31, 2008 and 2007, which are included in the prospectus. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule in the registration statement. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/  KPMG LLP

Raleigh, North Carolina
March 30, 2009

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
PLY GEM HOLDINGS, INC. AND SUBSIDIARIES
December 31, 2009

				Addition
				due to	Uncollectible
	Balance at	Charged to	Charged to	pacific	accounts	Balance at
	beginning	costs and	other	windows	written off, net	end of
(Amounts in thousands)	of year	expenses	accounts	Acquisition	of recoveries	year

Year ended December 31, 2009
Allowance for doubtful accounts and sales allowances	$6,405	$3,959	$(21)	$—	$(4,876)	$5,467
Year ended December 31, 2008
Allowance for doubtful accounts and sales allowances	$7,320	$3,091	$965	$—	$(4,971)	$6,405
Year ended December 31, 2007
Allowance for doubtful accounts and sales allowances	$6,802	$1,864	$(1,351)	$1,541	$(1,536)	$7,320

See accompanying reports of independent registered public accounting firms.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing date specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cary, State of North Carolina, on July 9, 2010.

PLY GEM HOLDINGS, INC.

By:	/s/ Shawn K. Poe
Name:     Shawn K. Poe

Title:	Vice President, Chief Financial
Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed on July 9, 2010 by the following persons in the capacities indicated.

Signature	Title

* Gary E. Robinette	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Shawn K. Poe Shawn K. Poe	Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

* Frederick J. Iseman	Chairman of the Board and Director

* Robert A. Ferris	Director

* Steven M. Lefkowitz	Director

* John D. Roach	Director

* Michael P. Haley	Director

* Timothy T. Hall	Director

Signature	Title

* Jeffrey T. Barber	Director

*By: /s/ Shawn K. Poe Shawn K. Poe Attorney-in-Fact

EXHIBIT INDEX

Exhibit
number		Description

1	.1*	Form of Underwriting Agreement.
2.1		Stock Purchase Agreement, dated as of December 19, 2003, among Ply Gem Investment Holdings, Inc., (f/k/a CI Investment Holdings, Inc.), Nortek, Inc. and WDS LLC (incorporated by reference from Exhibit 2.1 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).
2.2		Stock Purchase Agreement, dated as of July 23, 2004, among Ply Gem Industries, Inc., MWM Holding, Inc. and the stockholders listed on Schedule 1 thereto (incorporated by reference from Exhibit 2.2 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).
2.3		Securities Purchase Agreement, dated as of February 6, 2006, among Ply Gem Industries, Inc., and all of the direct and indirect stockholders, warrant holders and stock option holders of AWC Holding Company and FNL Management Corp., an Ohio corporation, as their representative (incorporated by reference from Exhibit 2.1 on Form 8-K dated March 2, 2006 (File No. 333-114041-07)).
2.4		Stock Purchase Agreement, dated as of September 22, 2006, among Ply Gem Industries, Inc., Alcoa Securities Corporations and Alcoa Inc. (incorporated by reference from Exhibit 2.1 to the Company’s Form 8-K, dated November 6, 2006 (File No. 333-114041-07)).
2.5		First Amendment, dated as of October 31, 2006, to the Stock Purchase Agreement, dated as of September 22, 2006, among Ply Gem Industries, Inc., Alcoa Securities Corporations and Alcoa Inc. (incorporated by reference from Exhibit 2.2 to the Company’s Form 8-K, dated November 6, 2006 (File No. 333-114041-07)).
2	.6*	Merger Agreement by and among Ply Gem Prime Holdings, Inc. and Ply Gem Holdings, Inc.
3	.1*	Form of Amended and Restated Certificate of Incorporation.
3	.2*	Form of Amended and Restated By-laws.
4	.1*	Specimen Stock Certificate.
4.2		Amendment and Restatement Agreement, dated as of July 16, 2009, to the Credit Agreement dated as of June 9, 2008, among Ply Gem Holdings, Inc., Ply Gem Industries, Inc., CWD Windows and Doors, Inc., the other borrowers named therein, each lender from time to time party thereto, Credit Suisse, Cayman Islands Branch, as Administrative Agent, U.S. Swing Line Lender and U.S. L/C Issuer, General Electric Capital Corporation, as Collateral Agent, Credit Suisse, Toronto Branch, as Canadian Swing Line Lender and Canadian L/C Issuer, and the other agents party thereto.
4.3		Credit Agreement, dated June 9, 2008, as amended and restated as of July 16, 2009, among Ply Gem Holdings, Inc., Ply Gem Industries, Inc., CWD Windows and Doors, Inc., the other borrowers named therein, each lender from time to time party thereto, Credit Suisse, as Administrative Agent, U.S. Swing Line Lender and U.S. L/C Issuer, General Electric Capital Corporation, as Collateral Agent, Credit Suisse, Toronto Branch, as Canadian Swing Line Lender and Canadian L/C Issuer, Credit Suisse Securities (USA) LLC, as Sole Lead Arranger and Sole Bookrunner, General Electric Capital Corporation, as Syndication Agent, and UBS Loan Finance LLC, as Documentation Agent.

Exhibit
number		Description

4.4		Second Amendment, dated as of October 9, 2009, to the Credit Agreement dated as of June 9, 2008 and amended and restated as of July 16, 2009, among Ply Gem Holdings, Inc., Ply Gem Industries, Inc., CWD Windows and Doors, Inc., the other borrowers named therein, each lender from time to time party thereto, Credit Suisse, Cayman Islands Branch, as Administrative Agent, U.S. Swing Line Lender and U.S. L/C Issuer, General Electric Capital Corporation, as Collateral Agent, Credit Suisse, Toronto Branch, as Canadian Swing Line Lender and Canadian L/C Issuer, and the other agents party thereto (incorporated by reference from Exhibit 4.1 to the Company’s Form 10-Q, dated November 13, 2009 (File No. 333-114041-07)).
4	.5*	Third Amendment to the Credit Agreement dated as of June 9, 2008 and amended and restated as of July 16, 2009, among Ply Gem Holdings, Inc., Ply Gem Industries, Inc., CWD Windows and Doors, Inc., the other borrowers named therein, each lender from time to time party thereto, Credit Suisse, Cayman Islands Branch, as Administrative Agent, U.S. Swing Line Lender and U.S. L/C Issuer, General Electric Capital Corporation, as Collateral Agent, Credit Suisse, Toronto Branch, as Canadian Swing Line Lender and Canadian L/C Issuer, and the other agents party thereto.
4.6		Indenture, dated as of June 9, 2008, among Ply Gem Industries, Inc., the Guarantors named therein and U.S. Bank National Association, as Trustee and Noteholder Collateral Agent (incorporated by reference from Exhibit 4.1 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.7		Lien Subordination and Intercreditor Agreement, dated as of June 9, 2008, among General Electric Capital Corporation, as Collateral Agent, U.S. Bank National Association, as Trustee and Noteholder Collateral Agent, Ply Gem Industries, Inc., Ply Gem Holdings, Inc. and the subsidiaries of Ply Gem Industries, Inc. listed on Schedule I thereto (incorporated by reference from Exhibit 4.4 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.8		Collateral Agreement, dated June 9, 2008, among Ply Gem Industries, Inc., Ply Gem Holdings, Inc., the Guarantors named therein and U.S. Bank National Association, as Noteholder Collateral Agent (incorporated by reference from Exhibit 4.5 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.9		Intellectual Property Collateral Agreement, dated June 9, 2008, by Ply Gem Industries, Inc., Ply Gem Holdings, Inc. and the subsidiaries of Ply Gem Industries, Inc. listed on the Annex thereto in favor of U.S. Bank National Association, as Noteholder Collateral Agent (incorporated by reference from Exhibit 4.6 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.10		U.S. Security Agreement, dated June 9, 2008, among Ply Gem Industries, Inc., the domestic Guarantors party thereto, General Electric Capital Corporation, as Collateral Agent, and Credit Suisse Securities (USA) LLC, as Administrative Agent (incorporated by reference from Exhibit 4.7 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.11		U.S. Guaranty, dated June 9, 2008, among the domestic Guarantors party thereto and General Electric Capital Corporation, as Collateral Agent (incorporated by reference from Exhibit 4.8 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).

Exhibit
number		Description

4.12		Intellectual Property Security Agreement, dated June 9, 2008, among Ply Gem Industries, Inc., certain domestic Guarantors party thereto and General Electric Capital Corporation, as Collateral Agent (incorporated by reference from Exhibit 4.9 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.13		Canadian Security Agreement, dated June 9, 2008, by CWD Windows and Doors, Inc. in favor of General Electric Capital Corporation, as Collateral Agent (incorporated by reference from Exhibit 4.10 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.14		Intellectual Property Security Agreement, dated June 9, 2008, by CWD Windows and Doors, Inc. in favor of General Electric Capital Corporation, as Collateral Agent (incorporated by reference from Exhibit 4.11 to the Company’s Form 10-Q, dated August 11, 2008 (File No. 333-114041-07)).
4.15		Indenture, dated as of January 11, 2010, among Ply Gem Industries, Inc., the Guarantors party thereto and U.S. Bank National Association, as trustee (incorporated by reference from Exhibit 4.19 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
4.16		Registration Rights Agreement, dated January 11, 2010, among Ply Gem Industries, Inc., the Guarantors party thereto and the initial purchasers named in the purchase agreement (incorporated by reference from Exhibit 4.20 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
5	.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to legality of the common stock.
10.1		Amended and Restated Ply Gem Prime Holdings Phantom Stock Plan, dated as of February 24, 2006 (incorporated by reference from Exhibit 10.3 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).
10.2		Amendment to Ply Gem Prime Holdings Phantom Stock Plan, dated as of September 25, 2006 (incorporated by reference from Exhibit 10.3 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).
10.3		Phantom Incentive Unit Award Agreement Amendment letter to Lynn Morstad, dated as of September 25, 2006 (incorporated by reference from Exhibit 10.5 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).
10.4		Phantom Incentive Unit Award Agreement Amendment letter to Michael Haley, dated as of September 25, 2006 (incorporated by reference from Exhibit 10.6 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).
10.5		Ply Gem Prime Holdings 2004 Stock Option Plan, dated as of February 24, 2006. (incorporated by reference from Exhibit 10.4 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).
10.6		Form of Incentive Stock Option Agreement for Ply Gem Prime Holdings, Inc. 2004 Stock Option Plan (incorporated by reference from Exhibit 10.5 to the Company’s Form 10-K, dated March 27, 2006 (File No. 333-114041-07)).
10.7		General Advisory Agreement dated as of February 12, 2004, between Ply Gem Industries, Inc. and CxCIC LLC (incorporated by reference from Exhibit 10.14 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).
10	.8*	Second Amended and Restated Tax Sharing Agreement between Ply Gem Holdings, Inc. and Ply Gem Industries, Inc.

Exhibit
number		Description

10.9		Stock Purchase Agreement, dated as of November 22, 2002, between Alcoa Building Products, Inc., Ply Gem Industries, Inc. and Nortek, Inc. (incorporated by reference from Exhibit 10.18 to the Company’s Registration Statement on Form S-4 (File No. 333-114041)).
10.10		Amended and Restated Retention Agreement with John Wayne, dated as of December 31, 2008 (incorporated by reference from Exhibit 10.13 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).
10.11		Letter to John Wayne, dated as of December 8, 2009, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.14 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
10.12		Amended and Restated Retention Agreement with Lynn A. Morstad, dated as of December 31, 2008 (incorporated by reference from Exhibit 10.14 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).
10.13		Letter to Lynn A. Morstad, dated as of December 8, 2009, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.16 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
10.14		Amended and Restated Retention Agreement with Keith Pigues, dated as of December 31, 2008 (incorporated by reference from Exhibit 10.15 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).
10.15		Letter to Keith Pigues, dated as of December 8, 2009, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.18 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
10.16		Employment Agreement with Gary Robinette, dated as of August 14, 2006 (incorporated by reference from Exhibit 10.2 to the Company’s Form 10-Q dated November 13, 2006 (File No. 333-114041-07)).
10.17		Retention Bonus Award letter to Gary Robinette, dated as of November 7, 2008 (incorporated by reference from Exhibit 10.1 to the Company’s Form 10-Q, dated November 10, 2008 (File No. 333-114041-07).
10	.18†	Retention Bonus Award Amendment with Gary Robinette, dated May 27, 2010.
10.19		Retention Agreement with Shawn Poe, dated as of November 7, 2008 (incorporated by reference from Exhibit 10.1 to the Company’s Form 10-Q, dated November 10, 2008 (File No. 333-114041-07)).
10.20		Letter to Shawn Poe, dated as of February 11, 2009, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.19 to the Company’s Form 10-K, dated March 30, 2009 (File No. 333-114041-07)).
10.21		Letter to Shawn Poe, dated as of December 8, 2009, regarding Renewal of Amended and Restated Retention Agreement (incorporated by reference from Exhibit 10.23 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).
10.22		Purchase Agreement, dated January 6, 2010, among Ply Gem Holdings, Inc., Ply Gem Industries, Inc., each of the direct and indirect domestic subsidiaries of Ply Gem Industries, Inc. and the initial purchasers named therein (incorporated by reference from Exhibit 10.24 to the Company’s Form 10-K, dated March 19, 2010 (File No. 333-114041-07)).

Exhibit
number		Description

10	.23*	Form of Registration Rights Agreement by and among Ply Gem Holdings, Inc., Caxton-Iseman (Ply Gem), L.P. and Caxton-Iseman (Ply Gem) II, L.P. and other parties named therein.
10	.24*	Form of Second Amended and Restated Stockholders’ Agreement by and among Ply Gem Holdings, Inc., Ply Gem Prime Holdings, Inc., Caxton-Iseman (Ply Gem), L.P., Caxton-Iseman (Ply Gem) II, L.P., the management stockholders named therein, the other investors named therein, and for purposes of certain sections only, Rajaconda Holdings, Inc.
10	.25*	Form of Indemnification Agreement.
10	.26*	Ply Gem Holdings 2010 Equity Award Plan.
10	.27*	Form of Equity Award Agreement for 2010 Equity Award Plan.
10	.28*	Ply Gem Holdings 2010 Annual Bonus Plan.
10	.29*	Form of Tax Receivable Agreement by and among Ply Gem Holdings, Inc. and the Tax Receivable Entity.
10	.30†	Subscription Agreement, dated May 27, 2010, between Ply Gem Prime Holdings, Inc. and each of the investors named therein.
10	.31†	Repurchase Agreement, dated May 27, 2010, between Gary Robinette and Ply Gem Prime Holdings, Inc.
10	.32*	Termination Agreement between Ply Gem Industries, Inc. and CxCIC LLC.
10.33		MW Manufacturers, Inc. Retirement Plan.
10.34		MW Manufacturers, Inc. Supplemental Executive Retirement Plan.
21	.1†	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2		Consent of KPMG LLP, independent registered public accounting firm.
23	.3*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement).
24	.1†	Powers of Attorney (included on signature pages of this Part II).

*	To be filed by amendment.

†	Previously filed.